2024 ANNUAL REPORT


evolv
evolv

evolv.com

+1.781.374.8100 | www.evolv.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-39417

EVOLV TECHNOLOGIES HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**84-4473840**
(State of Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
500 Totten Pond Road, 4th Floor, Waltham, Massachusetts	**02451**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (781) 374-8100

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A common stock, par value $0.0001 per share	**EVLV**	**The Nasdaq Stock Market**
Warrants to purchase one share of Class A common stock	**EVLVW**	**The Nasdaq Stock Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes o No x

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes o No x

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No o

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes x No o

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer o	Accelerated filer o	Non-accelerated filer x	Smaller reporting company x	Emerging growth company o

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. o

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. o

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. x

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). x

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes o No x

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2024, based on the closing price of $2.55 per share as reported on The Nasdaq Stock Market LLC, was approximately $337.9 million.

As of April 21, 2025, the registrant had 163,470,325 shares of Class A common stock, par value $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the information required to be furnished pursuant to Part III of this Annual Report on Form 10-K will be set forth in, and incorporated by reference from, the registrant's definitive proxy statement for the annual meeting of stockholders which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year ended December 31, 2024 (the "Proxy Statement").

EXPLANATORY NOTE

Introduction

As previously announced in the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") on October 25, 2024, the Board of Directors (the "Board") of Evolv Technologies Holdings, Inc. ("we," "us," "our," the "Company" and "Evolv") determined on October 24, 2024 that the Company's previously issued consolidated financial statements and other financial data for the fiscal years ended December 31, 2022 and December 31, 2023 contained in its Annual Report on Form 10-K for the year-ended December 31, 2023, and its condensed consolidated financial statements for the quarters and year-to-date periods ended June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024 contained in its Quarterly Reports on Form 10-Q (collectively, the "Non-Reliance Periods"), should no longer be relied upon because of misstatements related to accounting for certain sales transactions. As a result of these misstatements, the Company is restating certain financial information for the Non-Reliance Periods. All restated financial information is included in this Annual Report on Form 10-K for the year ended December 31, 2024 (the "Form 10-K"), and we have not filed, and do not intend to file, amendments to any of our filings that we have previously filed with the SEC.

Restatement Background

In September 2024, an ad hoc committee of independent directors (the "Committee") of the Board, under the direction of the Board, commenced an investigation (the "Investigation") of the Company's sales practices, including whether certain sales of products and subscriptions to channel partners and end users were subject to extra-contractual terms and conditions that impacted revenue recognition and other metrics, and if so, when senior Company personnel became aware of these issues.

As a result of the Investigation, the Committee determined that certain sales, including sales to one of its largest channel partners, were subject to extra-contractual terms and conditions, some of which were not shared with the Company's accounting personnel, and that certain Company personnel engaged in misconduct in connection with those transactions. Furthermore, these extra-contractual terms and conditions were withheld from the Company's Audit Committee of the Board (the "Audit Committee") and the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"). The Committee also determined that certain accounting personnel were aware of indications of these extra-contractual terms and conditions during affected periods, and that related allegations were raised internally in July 2024 and known to senior finance and accounting personnel, but that those allegations were not escalated to the Audit Committee or communicated to PwC prior to the filing of the Company's second quarter 2024 financial statements. As a result of the Investigation, the Board determined that new leadership was critical to moving the Company forward. In November 2024, the Company's Chief Financial Officer resigned. Additionally, four other employees, including personnel from its sales, finance and accounting departments were terminated or resigned as a result of the investigation.

Accordingly, the Committee determined that the accounting for certain sales transactions was materially inaccurate and that, among other things, revenue was prematurely or incorrectly recognized in connection with financial statements prepared for the Non-Reliance Periods. The Committee has determined that these misstatements are material for certain financial statements prepared for these periods and that the recognition of revenue in the proper periods impacted each of those financial statements. The Committee determined that the vast majority of this revenue was prematurely rather than incorrectly recognized. Other previously reported metrics that are a function of revenue were also misstated as a result of these revenue misstatements.

Following the Investigation, the Company completed a comprehensive review of its previously issued financial statements (the "Financial Statement Review"). As further detailed below, the Company also identified errors in the consolidated financial statements for the Non-Reliance Periods. Additionally, the Company is also adjusting for certain out-of-period errors that had been previously identified and determined to be immaterial.

Items Included in this Filing

This Form 10-K includes the following information, in addition to the financial statements and related disclosures for the year ended December 31, 2024:

- restated audited consolidated financial statements and related disclosures as of and for the years ended December 31, 2023 and 2022; and

- restated unaudited interim financial information and related disclosures as of and for the quarterly periods and year-to-date periods ended June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024.

Refer to Note 2 "Restatement of Previously Issued Consolidated Financial Statements" and Note 23 "Restatement of Quarterly Financial Information (Unaudited)" in the notes to the consolidated financial statements in this Form 10-K for additional information, including a summary of the impacts of these adjustments.

Internal Control-related Considerations

Management evaluated the Company's internal control over financial reporting and determined that material weaknesses in the control environment, including the lack of a sufficient complement of personnel, risk assessment, and information and communication components of internal control, as well as the material weakness related to revenue control activities resulted in the restatement of the consolidated financial statements for the annual periods ended December 31, 2022 and 2023, and the quarterly periods included in such fiscal years beginning with the second quarter of 2022, and for the quarterly periods as of and for the periods ended March 31, 2024 and June 30, 2024; as well as adjustments to the consolidated annual financial statements for the period ended December 31, 2024, and the quarterly period ended September 30, 2024 that were recorded prior to the issuance of those financial statements. These material weaknesses are in addition to previously disclosed material weaknesses, which resulted in adjustments and certain

immaterial misstatements in the consolidated financial statements for the years ended December 31, 2019, 2020, 2021, 2022, 2023, and 2024, as well as certain quarterly periods within those years; the revision of the Company's previously issued 2020 annual financial statements, 2021 quarterly and annual financial statements, and quarterly financial statements for the three months ended March 31, 2022; as well as the restatement of the Company's financial statements as of and for the three and six months ended June 30, 2023. Management is taking steps to remediate the material weaknesses in our internal control over financial reporting. See "Part I, Item 4, Controls and Procedures" for more information.

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements contained in this Annual Report on Form 10-K, other than statements of historical fact, including, without limitation, statements regarding our results of operations and financial position, business strategy, plans and prospects, our relationship with significant manufacturers and suppliers, our ability to obtain new customers and retain existing customers, and sell existing and prospective products, research and development costs, our ability to recruit, retain and train staff, the potential benefits of any change in our sales and fulfillment model, timing and likelihood of success, macroeconomic, market and technology trends, the government regulations that we are subject to, potential exposure to litigation, and plans and objectives of management for future operations and results, are forward-looking statements. The words "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "forecasts," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions are intended to identify forward-looking statements though not all forward-looking statement use these word or expressions.

The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, without limitation the important factors discussed in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K, as any such factors may be updated from time to time in its other filings with the SEC. The forward-looking statements in this Annual Report on Form 10-K are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, it may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise.

Industry and Market Data

The information concerning our industry contained in this Annual Report on Form 10-K is based on data from various industry analyses, our internal research and data, and adjustments and assumptions we believe to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry and market size provide general guidance but are inherently imprecise. Further, the Company's estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in Item 1A, "Risk Factors" of this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

PART I

ITEM 1. BUSINESS

Company Overview

Evolv is a leading security technology company pioneering Artificial Intelligence ("AI")-powered screening designed to help create safer experiences, with key market categories that include education, healthcare, sports, live entertainment, and industrial workplaces. Our mission is to make the world a safer and more enjoyable place to live, work, learn, and play. Our goal is to help facility operators address the chronic epidemic of escalating gun violence, mass shootings and terrorist attacks while maintaining a positive visitor experience.

Our solutions combine proprietary software and hardware, delivered as a long-term Security-as-a-Service ("SaaS") subscription model and are designed to enhance security and improve the visitor experience. Evolv provides a cloud-connected, AI-driven approach to security that goes beyond just hardware, supporting the end-to-end screening experience. Our focus is weapons detection, and we offer two core solutions: Evolv Express® and Evolv eXpedite™ – designed to efficiently screen high volumes of people and bags for concealed threats.

Our flagship product, Evolv Express, uses advanced sensors, AI-powered software, and cloud services to not only consistently detect firearms, improvised explosives, and certain types of knives and distinguish them from many harmless items such as cell phones and keys, but also visualize the location of the potential threat helping to enable security personnel to conduct targeted, minimally intrusive secondary screenings. Evolv eXpedite, our high-speed, autonomous X-ray bag scanning solution, works with Evolv Express to provide a layered approach to security for concealed weapons detection in high clutter environments. Using eXpedite with Express aims to allow the checkpoint to operate at heightened sensitivity while potentially reducing the burden on security staff and optimizing the visitor experience.

Our innovative technology is designed to enhance security and provide an efficient, positive visitor and customer security experience. In addition to screening capabilities, our solution includes Evolv Insights® - a powerful software analytics dashboard that allows customers to comprehensively review, analyze, and gather insights from the Evolv Express screening systems at their various venue or facility locations. Available data includes visitor arrival patterns, throughput volumes, system detection performance, alarm statistics, weapons detected and detection settings. Our customers can leverage this data to inform their security operations, while providing end-users with an approachable security experience. Our products, which are offered to our customers primarily under a multi-year subscription model, provide predictable revenue streams for us in addition to value for our customers.

We are focused on delivering value in the spaces in and around the physical threshold of venues and facilities. We believe that digitally transforming the visitor experience at the entry point to venues and facilities will be a critically important innovation in physical security. We believe that our solutions will not only help make venues and facilities safer and more enjoyable, but also more efficient, and more informed about their visitors' needs.

Our products have screened over two billion visitors worldwide since our products launched in 2019. Based on a comparison of self-reported TSA data and Evolv's internal data, we believe that on average, we screen more visitors per day through our AI-based solutions than the United States Transportation Security Administration ("TSA"). Our customers include many iconic venues across a wide variety of industries, including major sports stadiums and arenas, notable performing arts and entertainment venues, major tourist destinations and cultural attractions, hospitals, large industrial workplaces, schools, and prominent houses of worship. We offer our products for lease or purchase and primarily under a multi-year security-as-a-service subscription pricing model that delivers ongoing value to customers, generates predictable revenue, and creates expansion and upsell opportunities.

Our Industry

Security screening is commonly associated with airports, courthouses, and prisons. These facilities represent a small fraction of the total number of gathering spaces where mass shootings, terrorist attacks, and other forms of armed violence might occur, but they have historically had a disproportionate impact on the design and implementation of security screening technology. These specialized facilities are typically required by law to meet specific screening regulations using products built to meet technical standards designed for these environments. Many of these standards and regulations were designed in the pre-digital era of the last century.

Regulated facilities like airports and prisons usually have a local monopoly on the services they provide and therefore have historically been incentivized to emphasize technical regulatory compliance over the visitor experience. Security technology providers have historically focused on serving this regulated market and, as a result, have similarly developed solutions to meet such regulatory requirements without regard to the visitor experience. However, many unregulated facilities want security screening that is designed with visitor experience in mind, and helps enhance their security posture while providing a positive experience for their valued customers and employees.

Security screening at many venues and facilities has historically been designed around metal detectors that typically require visitors to enter in single-file lines after submitting their bags and pocket contents to manual inspection. This process is usually supported by multiple security guards who may perform manual bag inspections, hand wand scans, and hands-on body 'pat downs' to resolve alarms. The historical emphasis on technical detection performance using outdated standards tested in isolation has drawn attention away from performance of the screening process as a holistic system. Venues are looking for modern solutions to modern problems, and factors like efficiency, minimizing false alarms, and visitor experience are a part of the conversation when considering security screening solution.

Our Market Opportunity

We believe that the current macro trends in firearms ownership and mass shootings suggest that the need for effective security screening processes has never been greater and will continue to grow for the foreseeable future. According to the Gun Violence Archive, in 2024 there were over 500 mass shootings in the United States.

Due to these macro trends, we believe that venues and facilities that may have previously chosen not to implement security screening because of the inherent shortcomings of old screening methods like walk-through metal directors or due to concerns about cost, effectiveness, and/or visitor experience impact may feel increasingly compelled to explore modern security screening options for the first time. Further, we believe that venues and facilities that already conduct security screening may feel increasingly compelled to consider alternatives.

We believe our market opportunity has both a security screening opportunity as well as an adjacent market expansion opportunity as follows:

Security Screening Opportunity

We estimate that our primary market opportunity is for weapon screening at venues and facilities in the following segments:

- educational institutions including schools,

- hospitals & health care facilities,

- professional sports venues,

- industrial warehouses,

- distribution facilities,

- large workplaces,

- arts & entertainment venues,

- government offices,

- hospitality facilities, and

- houses of worship.

Using a variety of published industry reports and government data, we estimate that the above facilities together comprise nearly 400,000 sites and approximately 700,000 individual thresholds where our security screening products

could potentially be deployed. We estimate that this market represents over $20 billion in potential weapon screening system sales annually.

Our Growth Strategy

The key elements of our growth strategy within our target market include the following:

- ***Develop Initial Customer Successes in Specific Target Metropolitan Areas***

  Decision-makers at our prospective customers are often professionally connected to decision-makers at other prospective customers in different vertical industries within a specific target metropolitan area. We have established a successful pattern of targeting and winning new customers in specific vertical industries and then leveraging that success to solicit referrals at other venues and facilities across that metropolitan area in other vertical industries. We have developed a playbook for executing this pattern through orchestration of our direct sales resources and reseller partners in a manner that we believe will continue to scale as we develop the available markets.

- ***Expand and Activate Our Reseller Strategy***

  We have a global distribution network consisting of dozens of value-added resellers. We intend to continue to develop our reseller network by adding further geographic and vertical market coverage and sales capacity based upon demand. We plan to continue to cultivate field level collaboration between our direct sales team and our resellers to develop the ability of the resellers to find, develop, and close customers independently.

- ***Concentrate Sales and Marketing Effort in Specific Target Accounts in Specific Vertical Industries***

  Through our experience to date, we have developed a proprietary list of target vertical industries, developed a list of target accounts within those industries, and identified target decision-makers in our target accounts. We believe that our target account list represents the best immediate growth opportunities for our business. Over time we plan to adjust our target account list to reflect current market conditions and the capabilities of our products. We plan to continue to execute brand awareness strategies, content marketing, lead generation, and sales development activities to our target account list to create qualified sales opportunities.

- ***Promote Awareness by Gathering and Leveraging Our Customer Community***

  Our business model presents significant opportunities to bring incremental value to existing customers over time. We intend to realize this value by seeking referrals from existing customers and partners to other prospective qualified customers, selling additional capacity to existing customers, and selling new add-on products and services to existing customers. We are continuing to develop and expand our customer success function within the global revenue organization to focus on helping customers successfully deploy our products and cultivate referrals, expansion, and upsell opportunities. We are also investing in programs to help our customers connect with each other to share best practices on a regional and vertical industry basis. Our buyers are naturally collaborative on security best practices due to their vested interest in collective deterrence and the likelihood that any security event will have a negative collective impact at the metropolitan, regional, or industry level.

- ***Extend Our Value Proposition with Additional Products and Digital Capabilities***

  Our customers turn to our solutions first and foremost for increased security at the thresholds of the entrances of their venues. In addition to increased security posture, we believe our solutions also provide for a positive visitor experience and unprecedented insights into visitor and security data through our Evolv Insights solution. Our customers often look to us to provide additional applications and services that extend the security perimeter beyond the threshold of their venues. To that end, we believe there is an opportunity to introduce new applications and services that solve adjacent security challenges being faced by our

customers. As we adapt to customer demands, we may introduce new applications and services to the market via our own internal product development, partnering with third parties, or through acquisitions.

Competition

We have experienced, and expect to continue to experience, competition from a number of companies, including other vendors of security screening systems. A variety of security screening technologies compete with our proprietary technologies, including, but not limited to legacy walk-through metal detectors, handheld metal detector wands, and passive or active weapon screening systems based on magnetic field sensing, millimeter wave or terahertz imaging technology.

We believe that we are well-positioned to compete in our industry based on the following core competencies and competitive strengths:

- *Strong Detection Effectiveness Based on Artificial Intelligence Software*

  Our solutions use digital processing and AI to help differentiate between many real weapon threats and many harmless items such as cell phones and keys. Our technology also takes an end-to-end approach to security, with the capability to locate threats and visualize the location of that threat, with our "Red Box" technology, enabling a directed secondary search that is minimally intrusive. Our solutions use real-world data to classify threats based on classification models, which allows us to improve performance over time through new and updated algorithms, which customers can get through software updates. Our core AI also makes it possible to integrate new kinds of sensors and data sources and integrate our solutions with other platforms and applications. We aim to design our products to detect more actual weapon threats with fewer nuisance alarms.

- *Large and Growing Data Set*

  Evolv maintains a proprietary data set that is essential in training our software to accurately classify a broad range of threats and non-threats under a wide variety of real-world conditions. We continue to grow this data set which we expect will help our detection capabilities through new and updated algorithms. In turn, we expect our customers to benefit from these improvements through regular software updates under our subscription business model. In a world where data is an increasingly decisive competitive advantage, we believe we are well positioned to deliver value to our customers in ways that competitors without such robust data sets may be unable to match.

- *Differentiated and Proprietary Technology Platform*

  We have invested significant resources in developing proprietary and patented technologies across AI software, cloud services, and advanced sensors to accelerate the widespread adoption of modern security screening. These technologies serve as the foundation of our products. We have also designed our platform with application programming interfaces ("APIs") that allow integration and interoperability with complementary third-party security solutions such as brandished gun detection, biometric authentication, video management software, threat intelligence, messaging, and mass-notification systems.

- *High Screening Throughput*

  Our unique detection methodology is designed to result in low nuisance alarms and to allow visitors to walk through in unstructured flows, without needing to empty their pockets and without surrendering their bags for manual inspection, except as needed for secondary searches when a potential threat has been identified. The result is a visitor experience designed to be more like walking through a department store shoplifting prevention system than an intrusive airport security checkpoint.

- *Digital Access and Analytic Insights*

  Our solutions are cloud connected. The MyEvolv portal and mobile app enables customers to remotely access their system to perform software updates, change sensitivity settings, and check system status. Evolv Insights provides our customers self-serve access, insights regarding visitor flow and arrival curves, location

7

specific performance, system detection performance and alarm statistics, and comparisons across multiple business dimensions. The data we collect and the Evolv Insights platform allow us to provide customers with insights that would not be available when utilizing traditional security screening methods.

- ***Key Strategic Partners***

  We have strategic agreements with many globally recognized partners. We believe that these partners will provide us with significant leverage and reach that will allow us to rapidly scale our business and guide customers to success.

- ***Distribution Capabilities***

  We have developed a distribution network consisting of dozens of value-added resellers. Our resellers, who have extensive experience in physical security technologies and processes, provide marketing, sales, systems integration, and local support services for customers across an array of vertical markets and regions. They also bring an existing base of customers into which we can drive awareness of and ultimately sell our security screening products. Whenever possible we seek to form relationships with the leading resellers in each region we do business in order to secure access to the most valuable existing customer relationships and the best talent pool available in each region.

- ***Visionary and Experienced Management Team and Advisors***

  Our management team and board of directors blend a range of skills and backgrounds from technology, cybersecurity, materials science, AI, military, and law enforcement. Our advisors are renowned industry leaders with experience at the United States Secret Service, the Federal Bureau of Investigation ("FBI"), the U.S. military, the TSA, the United States Department of Homeland Security (the "DHS"), the United States intelligence community, and United States Congress. Our engineering and digital products teams are led by accomplished and visionary technologists and scientists who have many years of experience in relevant fields. Our commercialization efforts are managed by individuals with prior successes in building and scaling both direct and indirect, reseller-driven global sales organizations.

- ***Self-Reinforcing Adoption Cycle***

  We believe that as we acquire more customers and deploy more of our products, we will be able to gather more digital data that in turn will help inform improvements to the performance of our systems and provide deeper analytic insights to our customers. As we continue to improve the performance and analytic insight of our systems, we believe more prospective customers will be attracted to our products and more engaged prospects will choose to purchase our products. We anticipate that this cycle will continue to operate in the future, creating ongoing competitive advantages for us and our reseller partners.

Our Products

Since our founding in 2013, we have developed an extensive portfolio of proprietary technologies that form the foundation of our integrated security screening products, which are comprised of AI software, cloud services, and advanced sensors. These are designed to be integrated layers for detection. But detection is just the foundation. We support security team throughout the entire screening process to provide situational awareness and tools to support response. Our products are designed to capture valuable visitor data customers can leverage to inform their security operations, while providing end-users with an approachable and non-intrusive security experience.

Evolv Express

Our flagship product, Evolv Express, is designed to quickly detect firearms, improvised explosive devices, and large tactical knives in unstructured people flows. Evolv Express became commercially available in October 2019. The number of Evolv Express solutions deployed across our customer base grew from approximately 4,500 at December 31, 2023 to approximately 6,100 at December 31, 2024. We believe that the number of solutions deployed is closely correlated to our revenues.

Evolv Insights Analytics Application

The Evolv Express system collects valuable visitor data and data on system use and performance. This data allows us to generate analytics that appear in our Evolv Insights application. Evolv Insights provides self-serve access, insights regarding visitor flow and arrival curves, location specific performance, system detection performance and alarm statistics, and comparisons across multiple business dimensions. Using Evolv Insights, organizations use the powerful dashboards and metrics provided to inform their security decisions, operationalize the way their security and venue operations teams make staffing and traffic flow decisions to avoid overcrowding, rebalance security and operational resources, and improve the overall experience for their guests.

Evolv eXpedite

We launched a second major product line in September 2024 called Evolv eXpedite, which is an autonomous AI-based weapons detection system for bags being brought to venues by visitors in high clutter environments. Evolv eXpedite was designed from the ground up with AI computer vision in mind. There is no screen on the Evolv eXpedite product for an operator to manually review X-ray images. The product operates at high speed, enabling rapid, automated bag screening. Evolv eXpedite can be used as a stand-alone system or alongside Evolv Express systems.

Sales Models

We sell our solutions under several sales models. We offer a "pure subscription" model, where the customer leases hardware from us and we provide a multi-year security-as-a-service subscription. For end-user customers that prefer to purchase our hardware outright, they can do that directly from us ("purchase subscription" model) or through the "distributor licensing" model we offer through Columbia Electrical Contractors, Inc. ("Columbia Tech"). Columbia Tech, a wholly-owned subsidiary of Coghlin Companies, currently serves as our primary contract manufacturer. Under this arrangement, we have granted a license of our intellectual property to Columbia Tech, which contracts directly with certain of our resellers to fulfill sales demand where the end-user customer prefers to purchase the hardware equipment through the distributor licensing model. Columbia Tech pays us a hardware license fee for each system it manufactures and sells under this agreement. In these instances, we still contract directly with the reseller to provide a multi-year security-as-a-service subscription to the end-users. We regularly assess our sales and fulfillment models to ensure they align with customer preferences, operational scalability, and our long-term business objectives. We expect our revenue, gross profit, gross margin, and overall profitability in any given fiscal period to be influenced by customer demand for our various sales and fulfillment models, as well as any future strategic management decisions affecting our sales and fulfillment models that may result from such assessments.

Our Customers

Our customers include many iconic venues across a wide variety of industries including education, healthcare, professional sports, notable performing arts and entertainment venues, major tourist destinations and cultural attractions, large industrial workplaces, and houses of worship.

The majority of our customer agreements include non-cancelable multi-year commitments, typically for an initial term of four years. One customer and two customers, all of which were resellers of our products, accounted for more than 10% of our total revenue for the year ended December 31, 2024 and the year ended December 31, 2023, respectively.

Research and Development

We believe that the security screening market is poised for rapid technological advancements across software, cloud services, and sensors. We invest significant resources into ongoing research and development programs because we believe our ability to maintain and extend our market position depends, in part, on breakthrough technologies that offer a unique value proposition for our customers and differentiation versus our competitors. Our research and development team, which is responsible for both the development of new products and improvements to our existing product portfolio, consists of talented and dedicated engineers, technicians, scientists, and professionals with experience from a wide variety of the world's leading physical security, cybersecurity, and software technology organizations. Our primary areas of focus in research and development include, but are not limited to:

- Enhanced system usability, operator ergonomics, form factor options, and mobility to drive further efficiencies and opportunities in a variety of operating environments;

- Continued improvement of the detection algorithm performance, including assessing the ability to detect new threats;

- Additional system sensors and fusion with a variety of other data inputs to expand venue insights, analytics applications, and operational performance;

- New applications that digitally transform operations in and adjacent to the arrival experience at venues and facilities; and

- Integrations into venue security infrastructure and operating systems.

Sales and Marketing

We sell our security screening products through both our own direct sales force and through a global distribution network consisting of dozens of reseller partners. Our partners sell our products to venue and facility operator customers, for whom they may also perform installation, systems integration, and local support and maintenance services in limited circumstances, with additional services provided by our internal support teams. Many partners offer third-party physical security products including cameras, access control systems, and video monitoring systems in their respective territories and regions, which provides an opportunity to cross-sell our security screening products to a broad, existing customer base that has purchased these other products.

Our marketing strategies are focused on supporting sales growth by (1) driving awareness; (2) developing comprehensive sales and marketing content, tools, and campaigns for each stage of the sales process; (3) scaling those campaigns via our global distribution network, and (4) building our sales pipeline through demand generation efforts. We drive awareness for the Company, our security screening products, and our customers' successes through public relations and communications efforts that span mainstream, business, social media and trade press across the security sector generally and in key verticals such as education, healthcare, professional sports as well as tourist sites, performing arts and entertainment, theme parks, industrial workplaces, and municipal governments. Our internal marketing team develops content in multiple formats and delivery methods to facilitate marketing campaigns and sales enablement. As a general matter, marketing content goes through a thorough review process before being released to the market.

Manufacturing and Suppliers

Our physical products are manufactured by our primary third-party contract manufacturer, Columbia Tech, based in the United States with international quality certifications, such as ISO 9001:2015. We also utilize other third-party manufacturers to produce certain components. We design our products and processes and internally manufacture the initial engineering prototypes. Our internal manufacturing and supply chain teams work collaboratively with both our internal engineering department and Columbia Tech to scale up the prototypes for commercialization through a phase gate product launch process. There have been significant efforts made over the last several years with Columbia Tech to scale up our production. Columbia Tech also provides a variety of services including sourcing off-the-shelf components, manufacturing custom components/assemblies, final product assembly and integration, end of line testing and quality assurance per our specifications, material and finished goods inventory, and direct global shipping to our customers.

We initially manage the supply chain for key components and materials, and then, in some cases, set up supply agreements in conjunction with Columbia Tech to enable stable supply and redundancy where applicable. Component purchasing is managed by Columbia Tech's sourcing team under a vendor list approved by us to leverage the buying power of their global scale. All of our products are built to our specifications, work instructions, and testing protocols. Inventory levels are managed with our manufacturing partners to ensure an adequate supply is on hand to meet business forecasts.

Intellectual Property

Our ability to drive innovation in the security screening market depends in part upon our ability to protect our core technology and intellectual property. We attempt to protect our intellectual property rights, both in the United States and abroad, through a combination of patent, trademark, copyright, and trade secret laws, as well as nondisclosure and invention assignment agreements with our consultants and employees and through non-disclosure agreements with our vendors and business partners. However, our contractual provisions may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technology.

Unpatented research, development, know-how, and engineering skills make an important contribution to our business, but we pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding intellectual property. We intend to pursue additional intellectual property protection to the extent we believe it would advance our business objectives and maintain our competitive position. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or that it will provide any competitive advantage. Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property or proprietary rights may be challenged, invalidated, circumvented, infringed, misappropriated, or otherwise violated. Further, the laws of certain countries may not protect intellectual property or proprietary rights to the same extent as the laws of the U.S., and, therefore, in certain jurisdictions, we may be unable to protect our intellectual property and proprietary technology.

As of March 26, 2025, we own or co-own nine issued United States patents, 27 issued foreign patents, and have 21 pending or allowed patent applications. Patents generally have a term of twenty years from filing. As our patent portfolio has been built over time, the remaining terms on the individual patents vary. In addition, we have five registered United States trademarks, seven pending United States trademark applications, 45 registered foreign trademarks, and 14 pending foreign trademark applications. Our patents and patent applications are directed to, among other things, security screening, threat detection and discrimination, imaging systems, and related technologies. In addition to patents owned or co-owned by us, we have in-licensed 95 patents, including but not limited to metamaterials, RF imaging, compressive sensing, and signal processing, for security related applications.

While most of the intellectual property we use is developed and owned by us, we also use a combination of proprietary, open-source and third-party licensed software in connection with our products and services. These licenses are sufficient for the operation of our business, and typically limit our use of the third- parties' intellectual property to specific uses and for specific time periods.

See Part I, Item 1A, "Risk Factors – Risks Related to Our Intellectual Property" for additional information about risks related to our intellectual property.

Human Capital

Our employees are critical to our success. As of December 31, 2024, we employed 287 people, substantially all of whom are full-time employees.

On January 21, 2025, we implemented a Board-approved reduction in force affecting 40 employees. This action was part of our initiative to increase our annualized run rate cash savings as we seek further flexibility to pursue our investment strategy with certain growth opportunities. Refer to Note 24 "Subsequent Events" in the notes to the consolidated financial statements in this Form 10-K for additional information.

We also engage numerous consultants and contractors to supplement our permanent workforce. Most of our employees are engaged in research and development and selling functions. We consider our relationship with our employees to be in good standing. None of our employees are subject to a collective bargaining agreement or represented by a labor union.

Commitment to Maintaining a Skilled Workforce. We value the diversity of perspectives, experiences, and skills of our employees and are committed to providing an engaging and inclusive atmosphere for all employees that promotes productivity and encourages creativity and innovation. We strive to maintain a highly skilled workforce where employees are hired, retained, compensated, and promoted based on their performance and contribution to the Company.

Employee Development and Retention. The attraction, development, and retention of our employees is a key focus for our Company. We offer training programs to enhance the knowledge, skills, and advancement opportunities for our employees. We focus on maintaining a solid pipeline of talent throughout our organization and we are continually developing the capabilities and skills needed for the future of our business.

Work Environment. We believe that maintaining a work environment that recognizes effort and teamwork, values mutual respect and open communication, and demonstrates care and concern for our employees is essential to an engaged and productive workforce. In furtherance of this objective, we provide a regular Code of Business Conduct training for our employees to identify and prevent misconduct and report situations that violate our policies and/or negatively impact our

work environment. We investigate and take prompt action to correct conduct that is inconsistent with our Code of Business Conduct and other policies.

Competitive Pay and Benefits. We strive to provide pay and comprehensive benefits that help meet the varying needs of our employees. Our total rewards package includes market-competitive pay, equity compensation, unlimited time off, tuition reimbursement, 401(k) match, and other comprehensive and competitive benefits.

Government Regulations

We are subject to various laws, regulations, and permitting requirements of federal, state, and local authorities, related to health and safety, anti-corruption, and export controls. We believe that we are in material compliance with all such laws, regulations, and permitting requirements.

Anti-Corruption Export and Trade Matters

We are subject to anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act (the "FCPA") and the U.K. Bribery Act 2010 (the "Bribery Act"), as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the U.S. Treasury Department, Office of Foreign Assets Control ("OFAC") and the U.S. Department of State, we are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Cuba, Iran, Syria, North Korea, the Crimea Region of Ukraine, the so-called Donetsk People's Republic, and the so-called Luhansk People's Republic, unless authorized by OFAC or otherwise exempt from the regulations. In recent years, the United States government has a renewed focus on export control matters. For example, the Export Control Reform Act of 2018 and regulatory guidance thereunder have imposed additional controls and may result in the imposition of further additional controls, on the export of certain "emerging and foundational technologies." Our current and future products may be subject to these heightened regulations, which could increase our compliance costs.

See Part I, Item 1A, "Risk Factors — *Failure to comply with applicable anti-corruption legislation, export controls, economic sanctions and other governmental laws and regulations could result in fines and criminal penalties and materially adversely affect our business, financial condition, and results of operations*" for additional information about the environmental, health and safety laws, and regulations that apply to our business.

Additional Information

Our Internet address is https://evolv.com. At our Investor Relations website https://ir.evolvtechnology.com, we make available free of charge a variety of information for investors, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. The information found on our website is not part of this or any other report we file with, or furnish to, the SEC. We use our Investor Relations website as a means of disclosing material information. Accordingly, investors should monitor our Investor Relations website, in addition to following our press releases, SEC filings, and public conference calls and webcasts.

ITEM 1A. RISK FACTORS

Our business involves significant risks and uncertainties, some of which are described below. You should carefully consider the risks and uncertainties described below as well as in Management's Discussion and Analysis of Financial Condition and Results of Operations, Legal Proceedings, and Controls and Procedures and of this Annual Report on Form 10-K. The realization of any of these risks and uncertainties could have a material adverse effect on our reputation, business, financial condition, results of operations, growth, and future prospects as well as our ability to accomplish our strategic objectives. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Summary Risk Factors

The principal risks and uncertainties affecting our business include, among other, things the following:

- We identified certain misstatements to our previously issued financial statements and have restated the financial statements described below, which has exposed us to a number of additional risks and uncertainties.

- We have identified material weaknesses in our internal control over financial reporting.

- Our failure to prepare and timely file our periodic reports with the SEC limits our access to the public markets to raise debt or equity capital.

- We have not been profitable historically and may not achieve or maintain profitability in the future.

- Our operating results may fluctuate for a variety of reasons.

- If we fail to maintain successful relationships with our reseller partners, or if our partners fail to perform, our ability to market, sell and distribute our products will be limited.

- Increases in component costs, long lead times, and supply shortages and changes could disrupt our supply chain.

- Delays in production, increases in prices charged or the loss of a limited or sole source supplier could have an adverse effect on our business, financial condition and operating results.

- We recognize a substantial portion of our revenue ratably over the term of our agreements with customers and, as a result, downturns or upturns in sales may not be immediately reflected in our operating results.

- If we are unable to compete effectively with new entrants and other potential competitors, our sales and profitability could be adversely affected.

- A portion of our revenue is generated by sales to government entities, which are subject to challenges and risks.

- If we are not able to maintain and enhance our brand or reputation as an industry leader, our business and operating results may be adversely affected.

- We may acquire or invest in other companies or technologies in the future, which brings with it risks.

- If our products fail or are perceived to fail to detect threats, or if our products contain undetected errors or defects, these failures or errors could result in injury or loss of life.

- If our customers are unable to implement our products successfully, or if we fail to effectively assist our customers in installing our products and provide effective ongoing support and training, customer perceptions of our products may be impaired, or our reputation and brand may suffer.

- The loss of designation of our Evolv Express system as a Qualified Anti-Terrorism Technology under the Homeland Security SAFETY Act could result in adverse reputational and financial consequences.

- The AI-based weapons detection for security screening market is new and evolving and may not grow as expected or may develop more slowly or differently than we expect.

- We use AI and machine learning in our development process and in our AI-based weapon detection products.

- We may be unable to acquire new customers or sell additional products to our customers and maintain retention rates.

- We may not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis.

- We incorporate technology and components from third parties into our products, and our inability to obtain or maintain rights to the technology could harm our business.

- Our use of "open source" software could subject our proprietary software to certain disclosure obligations, negatively affect our ability to offer our products and subject us to possible litigation.

- Our products collect and store personal data about individuals.

- If we do not effectively expand, train, and retain qualified sales and marketing personnel, we may be unable to acquire new customers or sell additional products to successfully pursue our growth strategy.

- We are dependent on the continued services and performance of our senior management and other key employees, as well as on our ability to successfully hire, train, manage, and retain qualified personnel.

- Our intellectual property rights are valuable and any inability to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

- Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and harm to our business and operating results.

- Confidentiality arrangements may not prevent disclosure of trade secrets and other proprietary information.

- We are subject to government regulation and other legal obligations, particularly related to privacy, data protection, information security, and product marketing and our actual or perceived failure to comply with such obligations could harm our business.

- Our operating results may be harmed if we are required to collect sales and use or other related taxes for our products in jurisdictions where it has not historically done so.

- Failure to comply with applicable anti-corruption legislation, export controls, economic sanctions and other governmental laws and regulations could result in fines and criminal penalties.

- We are and may in the future be subject to legal proceedings, claims and investigations.

- We may be subject to litigation and regulatory examinations, investigations, proceedings or orders as a result of or relating to the Investigation and our failure to timely file our periodic reports with the SEC.

- There are risks related to our ability to utilize net operating loss carryforwards as well as research and development tax credit carryforwards to offset future taxable income.

- We may require additional capital to support business growth, which might not be available.

- The market price of our common stock and warrants has been highly and may continue to be highly volatile.

- Certain of our warrants, earn-out shares, and founders shares are accounted for as liabilities and the changes in value of such securities could have a material effect on our financial results.

- We do not intend to pay any cash dividends for the foreseeable future.

- Future sales, or the perception of future sales, of common stock by our existing security holders in the public market may cause the market price of our securities to decline.

- Increasing attention to, and evolving expectations for, sustainability initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

- Our reported financial results may be adversely affected by changes in accounting principles.

- Securities or industry analysts do not publish research or reports about us, or publish negative reports.

- Our business operations are vulnerable to disruption due to natural or other disasters, including climate-related events, strikes and other events beyond our control.

Risks Related to Our Restatement and Internal Controls

We identified certain misstatements to our previously issued financial statements and have restated the financial statements described below, which has exposed us to a number of additional risks and uncertainties.

As discussed in the Explanatory Note, in Note 2, Restatement of Previously Issued Consolidated Financial Statements, and in Note 23, Restatement of Quarterly Financial Information (Unaudited), we restated our previously issued consolidated financial statements and other financial data for the fiscal years ended December 31, 2022 and December 31, 2023 contained in our Annual Report on Form 10-K, and our condensed consolidated financial statements for the quarters and year-to-date periods ended June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024 contained in our Quarterly Reports on Form 10-Q. In our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, we also restated our unaudited financial statements for the quarterly and year-to-date periods ended September 30, 2023. We concluded that the Non-Reliance Periods should be restated because the accounting for certain sales transactions was materially inaccurate and that, among other things, revenue was prematurely or incorrectly recognized in connection with financial statements prepared for the Non-Reliance Periods. Other previously reported metrics that are a function of revenue were also misstated as a result of these revenue misstatements.

As a result of the misstatements and the restatement, we have become subject to a number of additional risks and uncertainties and unanticipated costs for accounting, legal and other fees and expenses, including as a result of a pending class-action lawsuit, derivative actions, and a stockholder request for inspection of our books and records. For more detailed discussion, see Part I, Item 3, "Legal Proceedings" and Note 20 (Commitments and Contingencies) to our consolidated financial statements for the year ended December 31, 2024. We may become subject to enforcement proceedings brought by the SEC or other regulatory or governmental authorities, or subject to other legal proceedings, as a result of the events leading to our internal investigation, the misstatements or the related restatement, and actions and proceedings could also be brought against our current and former employees, officers, or directors. These actions, lawsuits or other legal proceedings related to the misstatements or the restatement could result in reputational harm, additional defense and other costs, regardless of the outcome of the lawsuit or proceeding. If we do not prevail in any such lawsuit or proceeding, we could be subject to substantial damages or settlement costs, criminal and civil penalties and other remedial measures, including, but not limited to, injunctive relief, disgorgement, civil and criminal fines and penalties. In addition, we continue to be at risk for loss of investor confidence, loss of key employees, changes in management or our board of directors and other reputational issues, all of which could have a material adverse effect on our business, financial position and results of operations.

We have identified material weaknesses in our internal control over financial reporting, which have led to restatements and caused us to fail to meet our periodic reporting obligations, and this could occur again the future.

As disclosed in Part II, Item 9A – Controls and Procedures, of this Annual Report on Form 10-K, management determined that material weaknesses in the control environment, including the lack of a sufficient complement of personnel, risk assessment and information and communication components of internal control, as well as the material weakness related to revenue control activities, resulted in the restatement of the consolidated financial statements for the annual periods ended December 31, 2022 and 2023, and the quarterly periods included in such fiscal years beginning with the second quarter of 2022, and for the quarterly periods as of and for the periods ended March 31, 2024 and June 30, 2024; as well as adjustments to the consolidated annual financial statements for the year-ended December 31, 2024, and the quarterly period ended September 30, 2024, that were recorded prior to the issuance of those financial statements. These material weaknesses are in addition to previously disclosed material weaknesses, which had resulted in adjustments and certain immaterial misstatements in the consolidated financial statements for the years ended December 31, 2019, 2020, 2021, 2022, 2023, and 2024 as well as certain quarterly periods within those years; the revision of the Company's previously issued 2020 annual financial statements, 2021 quarterly and annual financial statements, and quarterly financial statements for the three months ended March 31, 2022; as well as the restatement of the Company's financial statements as of and for the three and six months ended June 30, 2023.

The material weaknesses will not be considered remediated until management completes the design and implementation of such measures and the controls operate for a sufficient period of time, and we have concluded, through testing, that these controls are operating effectively. At this time, we cannot predict the success of our remediation efforts or the outcome of our assessment of such efforts. We can give no assurance that our efforts will remediate these material weaknesses in our internal control over financial reporting, or that additional material weaknesses will not be identified in the future. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we are unable to remediate the material weaknesses, our ability to record, process, and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and regulations of the SEC, could continue to be adversely affected which, in turn, may result in future misstatements, revisions, and/or restatements or adversely affect our reputation and business and the trading price of our common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, which could further result in loss of investor confidence, a decline in the price of our common stock, delisting of our securities, harm to our reputation and financial condition and/or diversion of financial and management resources from the operation of our business.

Our failure to prepare and timely file our periodic reports with the SEC limits our access to the public markets to raise debt or equity capital.

We did not file our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 or this Annual Report on Form 10-K within the timeframe required by the SEC; thus, we have not remained current in our reporting requirements with the SEC. Although we regained status as a current filer on April 28, 2025 by filing this Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, we are not currently eligible to use a registration statement on Form S-3 that would allow us to continuously incorporate by reference our SEC reports into the registration statement, or to use "shelf" registration statements to conduct offerings, until approximately one year from the date we regained and maintain status as a current filer. If we wish to pursue an offering now, we would be required to conduct the offering on an exempt basis, such as in accordance with Rule 144A, or file a registration statement on Form S-1. Using a Form S-1 registration statement for a public offering would likely take significantly longer than using a registration statement on Form S-3 and increase our transaction costs, and could, to the extent we are not able to conduct offerings using alternative methods, adversely impact our ability to raise capital or complete acquisitions of other companies in a timely manner.

Risks Related to Our Business and Operations

We have a history of losses. We have not been profitable historically and may not achieve or maintain profitability in the future.

We have a history of losses. We have incurred net losses of $54.0 million and $108.0 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $354.7 million. Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from expectations, our business could suffer, and the trading price of our stock may decline.

We are not certain whether or when we will obtain a high enough volume of sales of our products to sustain or increase our growth or achieve or maintain profitability in the future. We expect our costs to increase in future periods, which could negatively affect our future operating results if our revenue does not increase. In particular, we expect to continue to expend substantial financial and other resources on:

- research and development related to our products, including investments in expanding our research and development team;

- sales and marketing, including a significant expansion of our sales organization, both direct and through reseller partners;

- continued expansion of our business into new and adjacent vertical markets and the launch of new product offerings; and

- general administration expenses, including legal and accounting expenses related to being a public company and transitioning to large accelerated filer status and remediation of our material weaknesses.

These investments may not result in increased revenue or growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position, and results of operations will be harmed, and we may not be able to achieve or maintain profitability over the long term. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our financial performance may be harmed, and we may not be able to achieve or maintain profitability in the future.

Our operating results may fluctuate for a variety of reasons, including our failure to close large volume opportunity customer sales.

A meaningful portion of our revenue is generated by product sales to new customers and sales of additional products to existing customers. The timing of certain large volume opportunities can impact our results from quarter to quarter. In addition, the sales cycle can last several months from initial engagement to contract negotiation and execution, culminating in delivery of our products to our customers, and this sales cycle can be even longer, less predictable and more resource-intensive for both larger volume sales as well as sales to customers in certain market segments. Customers may also require additional internal approvals or seek to pilot our products for a longer trial period before deciding to purchase our solutions. As a result, the timing of individual sales can be difficult to predict. In some cases, sales have occurred in a quarter subsequent to when anticipated, or have not occurred at all, which can significantly impact our quarterly financial results and make it more difficult to meet market expectations. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Revenue Recognition.*"

We also regularly assess our sales and fulfillment models to ensure they align with customer preferences, operational scalability, and long-term business objectives. We expect our revenue, gross profit, gross margin, and overall profitability in any given fiscal period to be influenced by customer demand for our various sales and fulfillment models as well as any future strategic management decisions affecting our sales and fulfillment models that may result from such assessments. Any failure to successfully adjust to changes in customer demand for our various sales and fulfillment models or implement strategic decisions relating to these models could have a material adverse impact on our financial results.

In addition to the sales cycle- and sales model-related fluctuations noted above, our financial results, including our billings and deferred revenue, may continue to vary from period to period as a result of numerous factors, many of which are outside of our control and may be difficult to predict, including:

- our ability to attract and retain new customers;

- our ability to sell additional Evolv products to existing customers;

- unforeseen changes or delays in our supply chain or third-party manufacturing partners;

- our ability to expand into adjacent and complementary markets;

- changes in customer or reseller partner requirements or market needs;

- changes in the growth rate of the next-generation security screening market;

- the timing and success of new product introductions by us or our competitors, or any other change in the competitive landscape of the next-generation security screening market, including consolidation among our customers or competitors or significant price competition;

- a disruption in, or termination of, any of our relationships with reseller partners;

- our ability to successfully expand our business globally;

- reductions in customer retention rates, especially at subscription term expiration;

- changes in our pricing policies or those of our competitors;

- changes in financial markets or macroeconomic conditions, including, for example, due to the effects of recessionary trends, slow economic growth, or political elections in the United States and abroad, inflation and high interest rates, fuel prices, international currency fluctuations, tariffs, corruption, political instability, continuing social concerns and divisions in the United States and abroad, acts of war, including the conflicts in Europe and the Middle East, and acts of terrorism, both domestic and international;

- future accounting pronouncements or changes in our accounting policies or practices;

- the amount and timing of our operating costs, including cost of goods sold;

- the impact of any pandemic, epidemic, or future outbreak of disease or similar public health concern on our existing and new customers, partners, employees, and supply chain; and

- increases or decreases in our revenue and expenses caused by fluctuations in foreign currency exchange rates.

Any of the above factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results from period to period. These fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for these or other reasons, the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

If we fail to maintain successful relationships with our reseller partners, or if our partners fail to perform, our ability to market, sell and distribute our products will be limited.

In addition to our direct sales force, we rely on our reseller partners to sell our products. We expect to continue to focus on generating sales to new and existing customers through our reseller partners as a part of our growth strategy, who may not be successful in marketing, selling, and supporting our products.

If we are unable to develop and maintain effective sales incentive programs for our third-party reseller partners, we may not be able to incentivize these partners to sell our products to customers and, in particular, to high profile public and private venues and institutions. Our agreements with our reseller partners are generally non-exclusive and these partners may also market, sell and support products that are competitive with us and may devote more resources to the marketing, sales and support of such competitive products. These partners may have incentives to promote our competitors' products to the detriment of ours or may cease selling our products altogether. Our reseller partners may cease or de-emphasize the marketing of our products with limited or no notice and with little or no penalty. Our agreements with our reseller partners may generally be terminated for any reason by either party with advance notice prior to each annual renewal date. It cannot be certain that we will retain these reseller partners or that we will be able to secure additional or replacement reseller partners. The loss of one or more of our significant reseller partners or a decline in the number or size of orders from them could harm our operating results. In addition, any new reseller partner requires extensive training and may take several months or more to achieve productivity. Our reseller partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our reseller partners misrepresent the functionality of our products, subscriptions or services to customers, or violate laws or our corporate and marketing policies.

If we fail to effectively manage our existing resellers, or if our reseller partners are unsuccessful in fulfilling the orders for our products, or if we are unable to enter into arrangements with, and retain a sufficient number of, high quality reseller partners in each of the regions in which it sells products and keep them motivated to sell our products, our ability to sell our products and operating results will be harmed. The termination of our relationship with any significant reseller partner may also adversely impact our sales and operating results.

Increases in component costs, long lead times, supply shortages, and supply changes could disrupt our supply chain and have an adverse effect on our business, financial condition, and operating results.

We acquire certain of our materials, which are critical to the ongoing operation and future growth of our business, from several third parties, both foreign and domestic. Generally, our third-party contract manufacturers contract directly

with component suppliers, and we rely on our contract manufacturers to manage their supply chains. Our contract manufacturers have experienced, and may in the future experience, supply chain disruptions as a result of health crises, geopolitical tensions, trade restrictions, as well as other global economic impacts or other changes in macroeconomic trends. In the event our contract manufacturers are unable to adequately manage their supply chain or our relationships with our contract manufacturers terminate or are restricted, we could experience delays, which could negatively impact our business, customer relationships, and margins. We also source some materials and components directly from suppliers. While most components and materials for our products are available from multiple suppliers, certain of those items are only available from limited or sole sources. Should any of these suppliers become unavailable or inadequate, or impose terms unacceptable to us, such as increased pricing terms, we could be required to spend a significant amount of time and expense to develop alternate sources of supply, and may not be successful in doing so on terms acceptable to it, or at all. As a result, the loss of a limited or sole source supplier could adversely affect our manufacturing capacity, and relationships with our customers, as well as our results of operations and financial condition.

Since early 2025, the current presidential administration has signed a series of executive orders imposing sweeping tariffs on almost all imports into the United States, with certain tariffs already in effect and some which have been delayed. The administration has also stated plans to impose additional new tariffs or further increase or expand existing tariffs. In addition to the impacts to our business stemming from the tariffs imposed by the administration, we may also be materially impacted by retaliatory tariffs and other penalties or trade restrictions that may be imposed against the United States.

There continues to be significant uncertainty regarding these recent changes and potential future developments. Increased trade restrictions, tariffs or taxes on imports or exports relating to countries where we manufacture, source, or sell materials or products, could have a material adverse effect on our business and financial results. If we cannot find ways to mitigate the potential impacts from tariffs or trade restrictions successfully or in a timely manner, these additional tariffs and policies could have a significant impact on our business and results of operations. The exact magnitude of any potential impact remains uncertain, as there may be further changes to tariffs and policies and, consequently, potential increased tension between the U.S. and targeted countries. For example, our risk exposure may increase further if any countries levy additional retaliatory tariffs, taxes, or other trade restrictions or penalties against the United States or U.S. companies.

Delays in production, increases in prices charged or the loss of a limited or sole source supplier could have an adverse effect on our business, financial condition and operating results.

We depend on our primary third-party contract manufacturer for the production of our security screening systems. While there are several potential contract manufacturers for most of these products, all our systems are currently manufactured, assembled, tested, and packaged by Columbia Tech. In most cases, we rely on this manufacturer to procure components and, in some cases, provide manufacturing engineering work. Our current reliance on one contract manufacturer involves several risks, including:

- unexpected increases in manufacturing and repair costs;

- inability to control the quality and reliability of finished systems;

- inability to control delivery schedules;

- potential liability for expenses incurred by the third-party contract manufacturer in reliance on our forecasts that later prove to be inaccurate;

- potential lack of adequate capacity to manufacture all components or parts of the products we require;

- potential labor unrest or unavailability affecting the ability of the third-party manufacturers to produce our systems; and

- the occurrence of unforeseen force majeure events affecting the third-party manufacturer.

We also use a third-party contract manufacturer located in Massachusetts and the U.K. as a second source for the production of a key sensor component used in our security screening systems. If our third-party contract manufacturers experience a delay, disruption, or quality control problems in their operations or if the third-party contract manufacturers do not renew or terminate our agreement with them, our operations could be significantly disrupted and our product

shipments could be delayed. Qualifying new manufacturers and commencing volume production is expensive and time consuming. Ensuring that a contract manufacturer is qualified to manufacture our products or components to our standards is time consuming. In addition, if our contract manufacturers cannot scale their production of our products or components at the volumes and in the quality that we require, we may have to move production for the products or components to a new or existing third-party manufacturer, which would take significant effort and our business, results of operations and financial condition could be materially adversely affected.

As we contemplate moving manufacturing into different jurisdictions, we may be subject to additional and significant challenges in ensuring that quality, processes, and costs, among other issues, are consistent with our expectations. For example, we may not be able to collect reimbursements from our third-party contract manufacturers for penalties assessed on us because of excessive failures of products or warranty claims, which causes us to take on additional risk for potential failures of our products.

In addition, because we currently use third-party contract manufacturers to produce our security screening systems and certain key components, increases in the prices charged may have an adverse effect on our results of operations, as we may be unable to find contract manufacturers who can supply us at a lower price. As a result, the loss of a limited or sole source supplier could adversely affect our relationships with our customers and our results of operations and financial condition.

We recognize a substantial portion of our revenue ratably over the term of our agreements with customers and, as a result, downturns or upturns in sales may not be immediately reflected in our operating results.

We recognize a substantial portion of our revenue ratably over the terms of our agreements with customers, which generally occurs over a four-year period. As a result, a substantial portion of the revenue that we report in each period will be derived from the recognition of deferred revenue relating to agreements entered into during previous periods. Consequently, a decline in new sales or renewals in any one period may not be immediately reflected in our revenue results for that period. This decline, however, will negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of our products, and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our model also makes it difficult to rapidly increase our revenue through additional sales in any period, as revenue from new customers generally will be recognized over the term of the applicable agreement.

We also intend to make strategic investments in research and development, sales and marketing, and general and administrative functions and other areas to grow our business. These costs are generally expensed as incurred (with the exception of sales commissions), as compared to our revenue, a substantial portion of which is recognized ratably in future periods. We are likely to recognize the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our operating results.

If we are unable to compete effectively with new entrants and other potential competitors, our sales and profitability could be adversely affected.

The sales prices for our products and services may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of products and services, anticipation of the introduction of new products or promotional programs. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product and service offerings may reduce the price of products that compete with theirs or may bundle them with other products and services. Additionally, currency fluctuations in certain countries and regions may negatively impact prices that partners and customers are willing to pay in those countries and regions. We cannot be certain that we will be successful in developing and introducing new products with enhanced functionality on a timely basis, or that our new product offerings, if introduced, will enable it to maintain our prices and gross profits at levels that will allow us to maintain positive gross margins and achieve profitability.

A portion of our revenue is generated by sales to government entities and such sales are subject to a number of challenges and risks.

Selling to government entities can be highly competitive, expensive, and time-consuming, and often requires significant upfront time investment and expense without any assurance of winning a sales contract. Government demand

and payment for our solutions may also be impacted by changes in fiscal or contracting policies, changes in government programs or applicable requirements, the adoption of new laws or regulations or changes to existing laws or regulations, public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. Accordingly, increasing sales of our products to government entities may be more challenging than selling to commercial organizations, especially given extensive certification, compliance, clearance, and security requirements. Government agencies may have statutory, contractual, or other legal rights to terminate contracts with us or reseller partners. Further, in the course of providing our solutions to government entities, our employees and those of our reseller partners may be exposed to sensitive government information. Any failure by us or our reseller partners to safeguard and maintain the confidentiality of such information could subject us to liability and reputational harm, which could materially and adversely affect our results of operations and financial performance. Governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit may cause the government to shift away from our solutions and may result in a reduction of revenue, fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely impact our results or operations.

We could lose customers and revenue if there are changes in the spending policies or budget priorities for government funding of colleges, universities, K-12 schools and other education providers.

Our customers include colleges, universities, K-12 schools and other education providers, many of which depend substantially on government funding. Accordingly, any general decrease, delay or change in federal, state or local funding for colleges, universities, schools and other education providers could cause our current and potential customers to reduce their purchases of our products, or decide not to renew their subscriptions, any of which could cause us to lose customers and revenue.

If we are not able to maintain and enhance our brand or reputation as an industry leader, our business and operating results may be adversely affected.

We believe that maintaining and enhancing our reputation as a leader in next-generation AI-based weapons detection for security screening is critical to our relationship with our existing end-user customers and reseller partners and our ability to attract new customers and reseller partners. The successful promotion of our brand will depend on multiple factors, including our marketing efforts, our ability to continue to deliver an excellent customer experience and develop high-quality features for our products, and our ability to successfully differentiate our products from those of our competitors. Our brand promotion activities may not be successful or yield increased revenue. Additionally, the performance of our reseller partners may affect our brand and reputation if customers do not have a positive experience with our products as implemented by our reseller partners or with the implementation generally. The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new geographies and vertical markets and as more sales are generated through our reseller partners. To the extent that these activities yield increased revenue, such increase in revenue may not offset the corresponding increase in expenses we incur. If we do not successfully maintain and enhance our brand and reputation, our business and operating results may be adversely affected.

We may acquire or invest in other companies or technologies in the future, which could divert management's attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations or otherwise harm our operating results.

We may in the future acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Even if they are consummated, we may not be able to fully realize the anticipated benefits of any future acquisitions or anticipated benefits may not transpire.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations, products, services, and technologies successfully or effectively manage the combined business following the acquisition and our management may be distracted from operating our business. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, without limitation:

- unanticipated costs or liabilities associated with the acquisition;

- incurrence of acquisition-related costs, which would be recognized as a current period expense;

- inability to generate sufficient revenue to offset acquisition or investment costs;

- inability to maintain relationships with customers and partners of the acquired business;

- difficulty of incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand;

- delays in customer purchases due to uncertainty related to any acquisition;

- the potential loss of key employees;

- use of resources that are needed in other parts of our business and diversion of management and employee resources;

- inability to recognize acquired deferred revenue in accordance with our revenue recognition policies; and

- use of substantial portions of our available cash and equity or the incurrence of debt to consummate the acquisition.

Acquisitions also increase the risk of unforeseen legal liability, including potential shareholder suits or potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process or new regulatory restrictions at the federal, state, or local levels. Generally, if an acquired business fails to meet our expectations, our operating results, business, and financial condition may suffer. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, results of operations and financial condition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not ultimately yield expected returns, we may be required to take charges to our operating results based on our impairment assessment process, which could harm our results of operations.

Risks Related to Our Industry and Products

If our products fail or are perceived to fail to detect threats such as a firearm or other potential weapon or explosive device, or if our products contain undetected errors or defects, this could have an adverse effect on our business and results of operations.

If our products fail or are perceived to fail to detect and prevent attacks or if our products fail to identify and respond to new and increasingly complex and unpredictable methods of attacks, our business and reputation may suffer. There is no guarantee that our products will detect and prevent all attacks, especially in light of the rapidly changing security landscape to which it must respond, as well as unique factors that may be present in our customers' operating environments. Additionally, our products may falsely detect items that do not actually represent threats. These false positives may impair the perceived reliability of our products and may therefore adversely impact market acceptance of our products, which could, in turn, result in negative publicity and damage to our brand and reputation, loss of customers and sales, and increased costs to remedy any problem.

Our products, which are complex, may also contain undetected errors or defects when first introduced or as new versions are released. We have experienced these errors or defects in the past in connection with new products and product upgrades. We expect that these errors or defects will be found from time to time in the future in new or enhanced products after commercial release. Defects may result in increased vulnerability to attacks, cause our products to fail to detect security threats, or temporarily interrupt our products' ability to screen visitors in a customer's location. Any errors, defects, disruptions in service or other performance problems with our products may damage our customers' business and could harm our reputation. If our products fail to detect security threats for any reason, including failures due to customer personnel or security processes, it may result in significant costs, the attention of our key personnel could be diverted and our customers may delay or withhold payment to us, elect not to renew or cause other significant customer relations problems to arise.

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We may also be subject to liability claims for damages related to errors or defects in our products. For example, if our products fail to detect weapons or explosive devices that are subsequently used by terrorists, criminals, or unbalanced individuals to cause casualties at a high profile, public venue, we could incur financial damages and our reputation could also be significantly harmed. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our products may harm our business and operating results. The limitation of liability provisions in our terms and conditions of sale may not fully or effectively protect us from claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the United States or other countries. The sale and support of our products also entails the risk of product liability claims. Our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert or distract management's time and other resources, and harm our business and reputation.

If our customers are unable to implement our products successfully, or if we fail to effectively assist our customers in installing our products and provide effective ongoing support and training, customer perceptions of our products may be impaired, or our reputation and brand may suffer.

Our products are deployed in a wide variety of indoor and outdoor environments, including large venues with multiple entry points. Some of our customers have experienced difficulties implementing our products in the past and may experience implementation difficulties in the future. If our customers are unable to implement our products successfully, customer perceptions of our products may be impaired, or our reputation and brand may suffer.

Any failure by our customers to appropriately implement our products or any failure of our products to effectively integrate and operate within our customers' operating environments could result in customer dissatisfaction, impact the perceived reliability of our products, result in negative press coverage, negatively affect our reputation, and harm our financial results.

Successful deployment and operation of our products depend on the knowledge and skill of the customer security personnel or implementation contractors charged with setting up, configuring, monitoring, and troubleshooting the equipment in their own environment. Many of our customers experience relatively high turnover in their security personnel, creating opportunities for knowledge and skill gaps that can result, and have resulted, in configuration, sensitivity setting, or operational errors that allow prohibited threats into customer facilities. In these situations, customers can perceive, and have perceived, that our products have failed to perform as designed until and unless we have been able to demonstrate otherwise. We or our implementation partners may not successfully isolate and identify failures due to customer error in the future, and this could result in customer dissatisfaction, impact the perceived reliability of our products, result in negative press coverage, negatively affect our reputation, and harm our financial results.

Our customers depend in large part on customer support delivered by us to resolve issues relating to the use of our products. However, even with our support, our customers are ultimately responsible for effectively using our products and ensuring that their staff is properly trained in the use of our products. The failure of our customers to correctly use our products, or our failure to effectively assist customers in installing our products and provide effective ongoing support and training, may result in an increase in the vulnerability of our customers' facilities and visitors to security threats. It can take significant time and resources to recruit, hire and train qualified technical support and service employees and contractors. We may not be able to keep up with demand, particularly if the sales of our products exceed our internal forecasts. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide adequate and timely support to our customers may be negatively impacted, and our customers' satisfaction with our products may be adversely affected. Additionally, in unusual circumstances, if we needed to rely on our sales engineers to provide post-sales support while growing our service organization, our sales productivity may be negatively impacted. Accordingly, any failure by us to provide satisfactory maintenance and technical support services could have a material and adverse effect on our business and results of operations.

The loss of designation of our Evolv Express system as a Qualified Anti-Terrorism Technology under the Homeland Security SAFETY Act could result in adverse reputational and financial consequences.

Our Evolv Express system has been awarded the DHS SAFETY Act Designation as a Qualified Anti-Terrorism Technology. Any amendments or interpretive guidance related to the SAFETY Act may affect our ability to retain our SAFETY Act Designation, may increase the costs of compliance, and/or may negatively impact our ability to attract new customers. The Safety Act Designation provides us with certain liability protections for claims relating to, arising out of or resulting from an act of terrorism, and the loss of these protections could materially impact our risk and our business. Because we view our SAFETY Act Designation as a differentiating factor among our industry peers, if laws and

regulations change relating to the SAFETY Act or if we fail to comply with the SAFETY Act's requirements, our business, financial condition, results of operations, customer retention and stock price could be materially and adversely affected.

The AI-based weapons detection for security screening market is new and evolving and may not grow as expected or may develop more slowly or differently than we expect.

We believe our future success will depend in large part on the growth in the market for AI-based weapons detection for security screening solutions. This market is new and evolving, and as such, it is difficult to predict important market trends. To date, enterprise and corporate security budgets have allocated a majority of dollars to conventional security solutions, such as lower priced walk-through metal detectors. Organizations that use these security products may be satisfied with them or slow to adapt to technological advances and, as a result, these organizations may not adopt our solutions in addition to, or in lieu of, security products they currently use.

Further, sophisticated attackers are skilled at adapting to new technologies and developing new methods of breaching organizations' security systems, and changes in the nature of security threats could result in a shift in budgets away from products such as ours. In addition, while recent high visibility attacks at publicly and privately-owned venues and schools have increased market awareness of mass shootings, terrorist, or other attacks, if such attacks were to decline, or enterprises or governments perceived that the general level of attacks has declined, our ability to attract new customers and expand our sales to existing customers could be materially and adversely affected. If products such as ours are not viewed by organizations as necessary, or if customers do not recognize the benefit of our products as a critical element of an effective security strategy, our revenue may not grow as quickly as expected, or may decline, and the trading price of our stock could suffer.

In addition, it is difficult to predict customer adoption and retention rates, customer demand for our products, the size and growth rate of the market for AI-based weapons detection for security screening, the entry of competitive products, or the success of existing competitive products. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our products and those of our competitors. If these products do not achieve widespread adoption or there is a reduction in demand for products in our market caused by a lack of customer acceptance, technological challenges, regulatory restrictions, competing technologies or products, decreases in corporate spending, weakening economic conditions or otherwise, it could result in reduced customer orders, early terminations, reduced customer retention rates or decreased revenue, any of which would adversely affect our business operations and financial results.

We use AI and machine learning in our development process and in our AI-based weapon detection products.

We use AI and machine learning technologies, including propriety AI and machine learning algorithms, in the development and operation of our AI-based weapons detection products for security screening. There are significant risks involved in developing, maintaining, and deploying AI and machine learning technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability. Furthermore, the rapid pace of AI development may require the continued investment of significant resources for us to remain competitive, and we may not receive commensurate returns if we are not successful in achieving the outcomes we expect (either on the timelines we expect or at all). In addition, our competitors may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

Some uses of AI pose emerging ethical issues and present a number of risks that cannot be fully mitigated. Using AI while the technology is still developing may expose us to additional liability, reputational harm and threats of litigation, in particular, if these AI or machine learning models are incorrectly designed, developed or implemented, produce errors, AI bias, discrimination or AI hallucinations, result in intellectual property infringement or misappropriation or are adversely impacted by unforeseen defects, technical challenges, data privacy issues, cyber security threats, material performance issues, or otherwise do not function as intended. For example, AI technologies are highly reliant on the collection and analysis of large amounts of data, which may be overbroad, incomplete, inadequate, inaccurate, biased, or otherwise of poor quality. The accuracy of these data inputs and their subsequent effects on the outputs of AI technologies cannot always be verified, potentially leading to outputs that incorporate or are based on inaccurate or erroneous information. If any of the foregoing were to occur, the performance of our products, services, and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability.

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Because AI is a developing technology in its infancy, legal frameworks for AI governance are unsettled, quickly developing, and unpredictable. The use of AI could also lead to legal and regulatory investigations and enforcement actions, or may give rise to specific obligations, including required notices, consents and opt-outs, under various data privacy, protection and cybersecurity laws and regulations in a number of jurisdictions. Further, there is no assurance that new laws and regulations will not restrict the ways we can use the AI we have adopted, including by limiting or changing global AI adoption trends that may impede our strategy. For example, Florida has proposed legislation designed to ban the use of AI for firearm detection in certain public spaces. If such legislation is adopted in Florida or similar legislation is proposed and adopted in any other states, our operations in such states could be disrupted, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, regulations relating to AI technologies may also impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. Unfavorable legal and regulatory developments could also impact our vendors, suppliers and industry as a whole, and we may be exposed to increased risk of liability, reputational harm, and other significant costs if we need to make business and operational changes in response to such developments.

In particular, many U.S. federal, state, and foreign government bodies and agencies have introduced, and are currently considering, additional laws and regulations, including related to the development and integration of AI, machine learning, and additional emerging data technologies while mitigating or controlling for bias and discrimination in the context of AI and machine learning. For example, the California Privacy Protection Agency is currently in the process of finalizing regulations under the California Consumer Privacy Act (as amended by the California Privacy Rights Act) ("CCPA"), regarding the use of automated decision making, which focuses on notice and transparency requirements, opt-out and access rights and performance of risk assessments. Additionally, Colorado and California have recently passed legislation, and legislation is pending in Virginia, that, among other obligations, will require disclosure and transparency obligations with respect to certain AI systems. Furthermore, in Europe, the Artificial Intelligence Act ("EU AI Act"), which entered into force on August 1, 2024, provides rights and duties designed to ensure the safe and ethical deployment of AI. The EU AI Act categorizes AI systems based on their level of risk, prohibiting certain uses of AI (which provisions applied as of February 2, 2025), and introduces strict requirements for high-risk AI applications (which provisions apply from August 2, 2027). It is intended to apply to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy and introduces significant fines for noncompliance. There are also specific rules on the use of automated decision making under the General Data Protection Regulation ("GDPR") that provide the data subject the right not to be subject to a decision based solely on automated processing, including profiling, which produces legal effects concerning him or her or similarly significantly affects him or her. Additionally, the existence of automated decision making must be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances and safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision. We will likely incur additional expenses and costs associated with complying with existing and evolving laws, as well as face heightened potential liability if we are unable to comply with such laws. While we strive to minimize any physical bias in our product's identification of threats because our product's AI does not process or analyze an individual's physical characteristics, we may not be able to identify such issues in advance, or if identified, we may not be able to identify mechanisms for effectively mitigating such issues.

Our failure, or perceived failure, to comply fully with developing interpretations of AI laws and regulations or meet evolving and varied stakeholder expectations and industry standards, could harm our business, reputation, financial condition and results of operation. See – "*We are subject to government regulation and other legal obligations, particularly related to privacy, data protection, information security, and product marketing and our actual or perceived failure to comply with such obligations could harm our business.*"

Further, our ability to continue to develop or use such technologies may be dependent on access to specific third-party software and infrastructure, such as processing hardware or third-party AI models, and we cannot control the availability or pricing of such third party software and infrastructure, especially in a highly competitive environment. In addition, market acceptance and consumer perceptions of AI and machine learning technologies are uncertain.

A number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for the output of AI and machine learning systems. See – "*Our intellectual property rights are valuable and any inability to protect our proprietary technology and intellectual property rights substantially harm our business and operating results.*"

We may be unable to acquire new customers, sell additional products to our customers, or retain our existing customers.

Our success depends on our ability to acquire new customers in new and existing vertical markets, and in new and existing geographic markets. If we are unable to attract a sufficient number of new customers and retain our existing customers, we may be unable to generate revenue growth at desired rates. The physical security solutions market is competitive, and many of our competitors have significantly greater financial, personnel, and other resources than we do and may be able to devote greater resources to their efforts to develop solutions and attract customers. As a result, it may be difficult for us to add new customers to our customer base. Competition in the marketplace may also lead us to win fewer new customers or result in us providing discounts and other commercial incentives to win new customers or retain our existing customers. Additional factors that impact our ability to acquire new customers and retain existing customers include the perceived need for AI-based weapons detection for security solutions, the size of our prospective customers' security budgets, the availability of government funding, the utility and efficacy of our existing and new products or product enhancements, whether proven or perceived, and general economic conditions. These factors may have a meaningful negative impact on our future revenues and operating results.

In addition, our future success depends, in part, on our ability to expand the deployment of our products with existing customers by selling them additional products and, in part, on our ability to maintain and increase subscriptions for our proprietary products as they generate recurring revenues. This may require increasingly sophisticated and costly sales efforts and may not result in additional sales. Existing and future customers of our products may not purchase our subscriptions for our proprietary products at the same rate at which customers currently purchase those subscriptions. In addition, the rate at which our customers purchase additional products depends on a number of factors, including the perceived need for additional security screening solutions as well as general economic conditions. If our efforts to sell additional products to our customers are not successful or our customers purchase a lower volume of subscriptions, our business may suffer.

While our immediate focus is on the United States market, our long-term success in part depends on our ability to acquire new customers outside the United States. The United States has significantly more privately owned firearms than any other country. If customers in other countries do not perceive the threat of firearms and weapons to be significant enough to justify the purchase of our products, we will be unable to establish a meaningful business outside the United States. If we are unable to attract a sufficient number of new customers outside the United States, we may be unable to generate future revenue growth at desired rates in the long term.

If we do not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis, we may not be able to compete effectively and our ability to generate revenues will suffer.

Our customers face evolving security risks that require them to adapt to increasingly complex infrastructures that incorporate a variety of security solutions. We face significant challenges in ensuring that our products effectively identify and respond to these security risks without disrupting the performance of our customers' infrastructures. As a result, we must continually modify and improve our products in response to changes in our customers' infrastructures.

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner, if at all. There can be no assurance that enhancements or new products will achieve widespread market acceptance.

New products, as well as enhancements to our existing products, could fail to attain sufficient market acceptance for many reasons, including:

- delays in releasing new products or product enhancements;

- failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

- inability to protect against new types of attacks or techniques used by terrorists or other threat sources;

- defects in our products, errors or failures of our products;

- negative publicity or perceptions about the performance or effectiveness of our products;

- introduction or anticipated introduction of competing products by our competitors;

- installation, configuration, sensitivity setting, or usage errors by our customers; and

- easing or changing of regulatory requirements at the federal, state, and/or local levels related to security or other aspects of our business.

If we fail to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could cause us to lose existing customers and prevent us from gaining new customers, which would significantly harm our business, financial condition, and results of operations.

While we continue to invest significant resources in research and development to enable our products to continue to address the security risks that our customers face, the introduction of products embodying new technologies could also render our existing products or services obsolete or less attractive to customers. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

We incorporate technology and components from third parties into our products, and our inability to obtain or maintain rights to the technology could harm our business.

We have incorporated, and may in the future incorporate, technology and components from third parties into our products. We cannot be certain that our suppliers and licensors are not infringing the intellectual property rights of third parties or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which it may sell our products. We may not be able to rely on indemnification obligations of third parties, to the extent they offer them. If our implementation or ongoing use of such technology is limited because of intellectual property infringement claims brought by third parties against our suppliers or licensors or against us, or if we are unable to continue to obtain such technology or enter into new agreements therefor on commercially reasonable terms, our ability to develop and sell products, subscriptions, and services containing such technology could be severely limited, and our business could be harmed. Disputes with suppliers and licensors could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation. In the event that we cannot renew existing licenses, or enter into new licenses of comparable technology, we may be required to discontinue or limit our use of the operations, products, or offerings that include or incorporate the licensed intellectual property. Any such discontinuation or limitation could have a material and adverse impact on our business, financial condition, and results of operation. Additionally, if we are unable to obtain necessary technology and components from third parties at all, including certain sole suppliers, we may be forced to acquire or develop alternative technology or components, which may require significant time, cost, and effort and may be of lower quality or performance standards. This could limit or delay our ability to offer new or competitive products and increase our costs of production. If alternative technology or components cannot be obtained or developed, we may not be able to offer certain functionality as part of our products, subscriptions, and services. As a result, our margins, market share and results of operations could be significantly harmed.

Our use of "open source" software could subject our proprietary software to certain disclosure obligations, negatively affect our ability to offer our products and subject us to possible litigation.

We have used "open source" software in connection with the development and deployment of our software products, and we expect to continue to use open source software in the future. Open source software is licensed by its authors or other third parties under open source licenses, which in some instances may subject us to certain unfavorable conditions, including requirements that we offer the software that incorporates, is based on or that links to the open source software for no cost, that we make publicly available all or part of the source code for any modifications or derivative works we create based upon or that incorporate, link to or otherwise use the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. Additionally, the AI technologies used to develop or write software used operations may be trained on data sets that include open source software or may draw from sources that might subject such software developed using AI technologies to certain license restrictions or other obligations. Additionally, if we decide to use AI technologies to develop or write software in our product offerings the AI may be trained on data sets that include open source software or may draw from sources that might subject such software developed using AI technologies to certain license restrictions or other obligations.

Companies that incorporate or use open source software in their products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. While we monitor our use of open source software and try to ensure that none is used in

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a manner that would subject our proprietary software to open source licensing terms (including requiring us to disclose our proprietary source code) or that would otherwise breach the terms of an open source agreement, we cannot guarantee that we will be successful, that all open source software is reviewed prior to use in our products, that our developers have not incorporated open source software into our products that we are unaware of or that they will not do so in the future. Further, use of open source AI technologies poses additional risks relating to the underlying training data sets, including an increased risk in intellectual property infringement or non-compliance with open source license terms as a result of such training data sets potentially derived from data sourced without permission or outside the scope of the underlying open source license.

Furthermore, there are an increasing number of open source software license types, almost none of which have been interpreted by U.S. or foreign courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products and services. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement claims or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, if at all, to re-engineer all or a portion of our products, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code. Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our products depend upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our products. Any of the foregoing risks could materially and adversely affect our business, financial condition, and results of operations.

Our products collect and store personal data about individuals, including our customers, their visitors, and our employees, as well as other proprietary business and confidential information.

In the ordinary course of our business, we collect, store and otherwise process personal data about individuals, such as our customers, our customers' visitors and our employees, as well as proprietary business and confidential information and intellectual property of ours and that of our customers. Additionally, we rely on third parties and their security procedures for the storage, processing, maintenance, and transmission of information that is critical to our operations. Remote and hybrid working arrangements also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

Cybersecurity threats as well as the tools (including AI) used to breach security safeguards, circumvent security controls, evade detection, and remove forensic evidence, are constantly evolving and may originate from remote areas increasing the difficulty of detecting and successfully defending against them. For instance, cyber criminals or insiders may target us or third parties with which we have business relationships to gain access to data, or in a manner that disrupts our operations or compromises our products or the systems into which our products are integrated. Protecting against such threats may require us to spend additional resources to further strengthen our defenses. In addition, events such as power losses, telecommunications failures, earthquakes, fires and other natural disasters could result in failures of our, or our third-party vendors', systems.

Cybersecurity incidents affecting us or our third-party vendors can vary widely, from errors on the part of our personnel, to uncoordinated individual attempts to gain unauthorized access to IT systems, to sophisticated and targeted measures known as advanced persistent threats. These incidents could be caused by insiders (acting inadvertently or maliciously) or malicious third parties (including nation-states or nation-state supported actors). Attack methods can include sophisticated, targeted methods to circumvent firewalls, encryption, and other security defenses, including hacking, fraud, trickery (such as phishing or social engineering), or other forms of deception.

Despite measures designed to prevent, detect, address, and mitigate cybersecurity incidents (including our cybersecurity risk management program and processes, such as our policies, controls, or procedures), we cannot guarantee that such measures will be implemented, complied with or effective in protecting our systems and information. Incidents such as spam, spyware, ransomware, viruses, worms, malware, DDoS attacks, password attacks, impersonation of employees or officers, and other threats may nevertheless occur to us or our third-party providers and, depending on their

nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personal data of our customers, our customers' visitors and our employees) and the disruption of our business operations.

In fact, we and our third-party vendors have experienced, and expect to continue to experience, cyber-attacks, such as through phishing scams and ransomware attempts. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future.

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and may continue to adopt additional regulations regarding the use, access, accuracy, and security of such data. For example, in the United States, we are subject to laws in all states and numerous territories that require notification of a qualifying data breach. In addition, the SEC has recently adopted rules on the Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure by Public Companies that enhances and standardizes disclosures for public companies with regards to their cybersecurity risk strategy, management, and governance. Complying with such numerous and complex regulations in the event of unauthorized access would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. See – "*We are subject to government regulation and other legal obligations, particularly related to privacy, data protection, information security, and product marketing and our actual or perceived failure to comply with such obligations could harm our business.*"

In addition, any actual or alleged security breaches could result in mandated user notifications, litigation (including class actions), government investigations, regulatory action, significant fines, and expenditures; divert management's attention from operations; deter people from using our platform; damage our brand and reputation; and materially and adversely affect our business, results of operations, and financial condition. Defending against claims or litigation based on any security breach or incident, regardless of their merit, would be costly and may cause reputational harm. In addition, we may incur significant costs for remediation that may include liability for stolen assets or information, repair of system damage, and compensation to customers, employees, and business partners. The successful assertion of one or more large claims against us that exceed available insurance coverage, denial of coverage as to any specific claim, or any change or cessation in our insurance policies and coverages, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, results of operations, and financial condition.

Risks Related to Our Human Capital

If we do not effectively expand, train, and retain qualified sales and marketing personnel, we may be unable to acquire new customers or sell additional products to successfully pursue our growth strategy.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. As a result, our ability to grow our revenue depends in part on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth, particularly in the United States and, to a more limited extent, internationally. The number of our sales and marketing personnel decreased from 139 as of December 31, 2023 to 124 as of December 31, 2024. We expect to selectively expand our sales and marketing personnel and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales and marketing personnel in a short time requires the allocation of significant internal resources. We invest significant time and resources in training new sales force personnel to understand our products, platform, and our growth strategy. Based on our past experience, it takes approximately six to 12 months before a new sales force member operates at target performance levels, depending on their role. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

We are dependent on the continued services and performance of our senior management and other key employees, as well as on our ability to successfully hire, train, manage, and retain qualified personnel, especially those in sales and marketing and research and development.

Our future performance depends on the continued services and contributions of our senior management, particularly John Kedzierski, our President and Chief Executive Officer, and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. We do not maintain key man insurance for any of our executive officers or key employees. From time to time, there may be changes in our senior management team resulting from the termination or departure of our executive officers and key employees. Our senior management and key employees are generally employed on an at-will basis, which means that they could terminate their employment with us at any time. The loss of the services of our senior management, particularly Mr. Kedzierski and other key employees for any reason could significantly delay or prevent our development or the achievement of our strategic objectives and harm our business, financial condition, and results of operations.

Our ability to successfully pursue our growth strategy will also depend on our ability to attract, motivate, and retain our personnel, especially those in sales and marketing and research and development. We face escalating compensation demands from new and prospective employees, as well as intense competition for these employees from numerous technology, software, and other companies, especially in certain geographic areas in which we operate, and we cannot ensure that we will be able to attract, motivate and/or retain additional qualified employees in the future. If we are unable to attract new employees and retain our current employees, we may not be able to adequately develop and maintain new products, or market our existing products at the same levels as our competitors, which may lead us to lose customers and market share. Our failure to attract and retain personnel, especially those in sales and marketing, research and development, and engineering positions, could have an adverse effect on our ability to execute our business objectives. Even if we are able to identify and recruit a sufficient number of new hires, these new hires will require significant training before they achieve full productivity and they may not become productive as quickly as we would like, or at all. Any of these factors may adversely impact our ability to compete and cause our revenue to decrease and our operating results to suffer.

Risks Related to Our Intellectual Property

Our intellectual property rights are valuable and any inability to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright, and trade secret laws and contractual protections in the United States and other jurisdictions, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage. We maintain a program of identifying technology appropriate for patent protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. Where applicable, these agreements acknowledge our exclusive ownership of, and assign to us, all intellectual property developed by such individuals or third parties in connection with their work for us and require that all proprietary information disclosed to them by us (or on our behalf) will remain confidential. Such agreements may not be enforceable in full or in part in all jurisdictions and any breach could have a negative effect on our business and our remedy for such breach may be limited. See – "*Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.*"

As of March 26, 2025, we own or co-own nine issued U.S. patents and 27 issued foreign patents and have 21 pending or allowed patent applications relating to our products. It cannot be certain that any patents will issue from any patent applications, that patents that issue from such applications will give us the protection that we seek or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. Further, our use of AI technologies in connection with the creation or development of intellectual property may present challenges in asserting ownership over the resulting output given the position of courts and intellectual property offices in the U.S. and in some other jurisdictions that sufficient human inventorship is required for patent protection of an AI-generated invention and sufficient human authorship is required for copyright protection of an AI-generated work of authorship. Additionally, inventions or works of authorship created through the use of AI may be based or rely on, or contain, materials that were used in the training of such AI technologies and which are subject to third-party intellectual property, which could further limit our ability to obtain intellectual property protection in such inventions or works of authorship.

We have registered the Evolv®, Evolv Technology®, Evolv Express®, Evolv Insights®, Evolv Cortex AI®, and Evolv Edge® trademarks in the United States and certain other countries. We also have registrations and/or pending

applications for additional marks in the United States and other countries. We cannot be certain that any pending or future applications will issue as registered trademarks or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights.

If we are unable to maintain sufficient intellectual property protection for our proprietary technologies or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize technologies similar or identical to ours, and our ability to successfully commercialize our technologies may be impaired.

The steps we take to protect our intellectual property may be inadequate to prevent infringement, misappropriation, or other violations of our intellectual property rights. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our patents or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our offerings may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technology and proprietary information may increase.

We may be required to spend significant resources to monitor and protect our intellectual property rights. From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights (including to protect our trade secrets), to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights.

Any such significant impairment of our intellectual property rights or our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could delay further sales or the implementation of our products and offerings, impair the functionality of our products and offerings, delay introductions of new features or enhancements, result in our substituting inferior or more costly technologies into our products and offerings, or injure our reputation.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and harm to our business and operating results.

Third parties may in the future assert claims of infringement, misappropriation, or other violations of intellectual property rights against us. There can be no assurance that we will not be found to infringe or otherwise violate any third-party intellectual property rights or to have done so in the past.

If we are not successful in defending any such claims, we may be required to:

- pay substantial damages, including treble damages, if we are found to have willfully infringed a third party's patents or copyrights;

- make substantial payments for legal fees, settlement payments or other costs or damages;

- cease selling, making, licensing, or using products that are alleged to infringe or misappropriate the intellectual property of others;

- expend additional development resources to attempt to redesign our products or otherwise develop non-infringing technology, which may not be successful;

- enter into potentially unfavorable royalty or license agreements to obtain the right to use necessary technologies or intellectual property rights (which may be unavailable on terms acceptable to us, or at all,

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may require significant royalty payments and other expenditures and may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us);

- defend against any allegations of infringement; and

- indemnify our partners and other third parties.

Third parties may also assert claims against our customers or reseller partners, whom we typically indemnify, that our products infringe, misappropriate, or otherwise violate the intellectual property rights of such third parties. As the number of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation, and other violations of intellectual property rights may increase. Furthermore, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence or protection. In addition, the use of AI technologies in our operations may result in claims by third parties of infringement, misappropriation or other violations of intellectual property, including based on the use of large datasets to train the AI technologies, or the use of output generated by AI technologies, in either case which may contain or be substantially similar to third-party material protected by intellectual property, including patents, copyrights or trademarks.

In addition, royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Some licenses may also be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of the foregoing events could seriously harm our business, financial condition, and results of operations.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. We expect that the occurrence of infringement claims is likely to grow as the market for our products and solutions grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our technology, business operations, and business plans. We cannot guarantee that we have entered into confidentiality arrangements with each party that may have or has had access to our trade secrets or proprietary technology and processes. These efforts may also not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. For example, our employees or others with whom we have shared confidential information or trade secrets could input such information into AI applications, resulting in such information becoming accessible by third parties, including our competitors or in a loss of trade secret status of such information. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our technologies that we consider proprietary. In addition, if others independently develop equivalent knowledge, methods, and know-how, we would not be able to assert trade secret rights against such parties, and our competitive position could be materially and adversely harmed. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary information will be effective.

Moreover, enforcing a claim that a party illegally disclosed or misappropriated a trade secret are difficult, expensive, time-consuming, and the outcome is unpredictable. In addition, effective trade secret protection may not be available in every country in which our products are available or where we have employees or independent contractors as some courts inside and outside the United States are less willing or unwilling to protect trade secrets. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Legal and Regulatory Risks

We are subject to government regulation and other legal obligations, particularly related to privacy, data protection, information security, and product marketing and our actual or perceived failure to comply with such obligations could harm our business.

We, our reseller partners, and our customers are subject to a number of domestic and international laws and regulations that apply to the processing of certain types of information as well as cloud services and the internet generally. These laws, rules, and regulations address a range of issues including data privacy and cyber security, breach notification and restrictions or technological requirements regarding the processing of personal data. The regulatory framework for online services, data privacy and cybersecurity issues worldwide can vary substantially from jurisdiction to jurisdiction, is rapidly evolving and is likely to remain uncertain for the foreseeable future. New laws and regulations that apply to our business are being introduced at every level of government in the United States, as well as internationally. As we seek to expand our business, we are, and may increasingly become subject to various laws, regulations, and standards in the jurisdictions in which we operate, and may be subject to contractual obligations relating to data privacy and security in the jurisdictions in which we operate.

For example, in the United States, there are numerous data privacy and security laws, rules, and regulations governing the collection, use, disclosure, retention, security, transfer, storage, and other processing of personal data (as defined in such laws), including state data privacy laws, state data breach notification laws, and federal and state consumer protection laws. The U.S. Federal Trade Commission ("FTC") and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. Such standards require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue or inaccurate, we may be subject to claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal data secure may constitute unfair or deceptive acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices.

Our failure, or perceived failure, to comply fully with developing interpretations of AI laws and regulations or meet evolving and varied stakeholder expectations and industry standards, could harm our business, reputation, financial condition and results of operation.

Further, some laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal data or other unauthorized or inadvertent access to or disclosure of such information. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal data has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach may be difficult and costly. Any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources.

Internationally, virtually every jurisdiction in which we operate, have customers or have prospective customers has established its own data security and privacy legal frameworks with which we, our reseller partners or our customers must comply.

For example, in the European Union, the GDPR imposes requirements on controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals, a strong individual rights regime, shortened timelines for data breach notifications and restrictions on the transfer of personal data outside of the European Economic Area. Following its departure from the European Union, the United Kingdom has adopted a separate regime based on the GDPR ("UK GDPR") that imposes similarly onerous requirements. Companies that violate the EU or UK regime can face regulatory investigations, private litigation, prohibitions on data processing, and fines. Other EU and UK data protection laws and evolving regulatory guidance restrict the ability of companies to market electronically, including through the use of cookies and similar technologies, and companies are increasingly subject to strict enforcement action including fines for noncompliance.

Certain data privacy legislation restricts the cross-border transfer of personal data and some countries introduced data localization into their laws. Specifically, the GDPR, the UK GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from Europe, including the European Economic Area, United Kingdom and Switzerland, to third countries, unless the transfer is to a country deemed to provide adequate protection or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. European case law and guidance

have imposed additional onerous requirements in relation to data transfers, and we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue in Europe and globally. If we do not implement the relevant transfer mechanism to transfer personal data, we may violate or infringe data privacy legislation requirements, and we may be exposed to regulatory proceedings or litigation and increased exposure to fines, penalties, or commercial liabilities, as well as reputational damages.

We strive to comply with all applicable laws, policies, legal obligations relating to privacy and data protection to the extent possible. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, and which makes our compliance requirements and the enforcement of those requirements ambiguous, uncertain, and potentially inconsistent. Any significant change to applicable laws, regulations or industry practices, or how each is interpreted, regarding the use or disclosure of personal data, or regarding the manner in which the express or implied consent of customers for the use and disclosure of personal data is obtained, could require us to modify our products and features, possibly in a material manner and subject to increased compliance costs, which may limit our ability to develop new products and features that make use of the personal data that our customers voluntarily share. Any failure or perceived failure by us to comply with our privacy policies, privacy-related obligations to customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized access to or unintended release or access of personal data or other customer data, may result in governmental enforcement actions, litigation, or public statements against us by consumer advocacy groups or others. Any of these events could cause us to incur significant costs in investigating and defending such claims and, if found liable, pay significant fines or damages. Further, these proceedings and any subsequent adverse outcomes may cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

We may also be subject to claims of liability or responsibility for the actions of third parties with whom we interact or upon whom we rely in relation to various products, including but not limited to vendors and business partners. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our products, which could have an adverse effect on our business. Any inability to adequately address privacy and/or data concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

The costs of compliance with, and other burdens imposed by, the laws, rules, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our product. Even the perception of privacy or discrimination concerns, whether or not valid, may harm our reputation, inhibit adoption of our products by current and future customers, or adversely impact our ability to attract and retain workforce talent. Our failure to comply with applicable laws and regulations, or to protect data governed by applicable laws, could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on our operations, financial performance and business. We may also have costs associated with engaging with stakeholders, including investors, insurance providers, and other capital providers, on such issues.

Our operating results may be harmed if we are required to collect sales and use or other related taxes for our products in jurisdictions where it has not historically done so.

Taxing jurisdictions, including state, local, and foreign taxing authorities, have differing rules and regulations governing sales and use or other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. While we believe that we are in material compliance with our obligations under applicable taxing regimes, one or more states, localities, or countries may seek to impose additional sales or other tax collection obligations on us, including for past sales by us or our reseller partners. It is possible that we could face sales tax audits and that such audits could result in tax-related liabilities for which it has not accrued. A successful assertion that it should be collecting additional sales or other taxes on our products in jurisdictions where it has not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our products or otherwise harm our business and operating results.

In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations (such as the recent United States Inflation Reduction

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Act which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations), including those relating to income tax nexus, jurisdictional mix of profits at varying statutory tax rates, by changes in foreign currency exchange rates, or by changes in the valuation of our deferred tax assets and liabilities. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made. For example, in 2021 we established a new wholly owned subsidiary of Evolv Technologies Holdings, Inc., Give Evolv LLC, a Delaware limited liability company, to (1) promote our core mission in locations that might not otherwise be able to afford our weapons detection security screening systems and related products and services, (2) make public venues and institutions safer for all patrons, students, visitors, and other attendees, and (3) carry out charitable efforts consistent with the foregoing mission, for which historical tax data does not exist.

Failure to comply with applicable anti-corruption legislation, export controls, economic sanctions and other governmental laws and regulations could result in fines and criminal penalties and materially adversely affect our business, financial condition, and results of operations.

We are required to comply with anti-corruption and anti-bribery laws in the jurisdictions in which we operate, including the FCPA in the United States, the Bribery Act, and other similar laws in other countries in which we do business. The FCPA prohibits us or any third party acting on our behalf from corruptly promising, authorizing, making, offering, or providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. The FCPA further requires us to keep and maintain books and records that accurately reflect transactions and dispositions of assets and to maintain a system of internal accounting controls. The Bribery Act also prohibits "commercial" bribery not involving foreign officials, facilitation payments, and the receipt of bribes, while providing a defense to a charge of failure to prevent bribery to companies that demonstrate they had in place adequate procedures to prevent bribery. We may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. Some of the international locations in which we will operate have developing legal systems and may have higher levels of corruption than more developed nations. As a result of doing business in foreign countries, including through reseller partners and agents, we will be exposed to a risk of violating anti-corruption laws.

We are also required to comply with applicable export controls and economic and trade sanctions laws and regulations, such as those administered and enforced by OFAC, the U.S. Department of State, and the U.S. Department of Commerce. Our global operations expose us to the risk of violating or being accused of violating these laws.

Our policies or procedures may not work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, reseller partners, and other third parties who are acting on our behalf with respect to our business. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws) or export controls and economic and trade sanction laws and regulations, we may be subject to criminal and civil penalties and other remedial measures, which could harm our business, financial condition, results of operations, cash flows, and prospects. In addition, investigations of any actual or alleged violations of such laws or policies related to us could harm our business, financial condition, results of operations, cash flows, and prospects.

We are and may in the future be subject to legal proceedings, claims and investigations in or outside the ordinary course of business.

We are, and may in the future become, subject to various legal proceedings, claims and investigations that arise in or outside the ordinary course of business as discussed in Part I, Item 3, "Legal Proceedings" and Note 20 (Commitments and Contingencies) to our consolidated financial statements for the year ended December 31, 2024. In addition, securities class action litigation has often been brought against a company following a decline in the market price of its securities or the completion of a merger. We may be the target of this type of litigation in the future. These proceedings, as well as any pending or future government investigation or proceeding may result in substantial costs or liabilities, as well as a diversion of management's attention and resources, which could harm our business, result in a decline in the market price of our common stock and impact our financing efforts.

The potential costs and liabilities associated with legal proceedings, claims and investigations involving us or members of our leadership team is uncertain, and the results of such legal proceedings, claims and investigations cannot be predicted with certainty. Lawsuits and other administrative or legal proceedings that may arise can involve substantial

costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. In addition, lawsuits and other legal proceedings may be time consuming to defend or prosecute and may require a commitment of management and personnel resources that will be diverted from our normal business operations. Also, our insurance coverage may be insufficient, our assets may be insufficient to cover any amounts that exceed our insurance coverage, and we may have to pay damage awards or otherwise may enter into settlement arrangements in connection with such claims. We may also be subject to fines or penalties that are not covered by insurance. Moreover, we may be unable to continue to maintain our existing insurance at a reasonable cost, if at all, or to secure additional coverage, which may result in costs associated with lawsuits and other legal proceedings being uninsured. Any such payments or settlement arrangements in current or future litigation could have a material adverse effect on our business, operating results or financial condition. Even if the plaintiffs' claims are not successful, current or future litigation could result in substantial costs and significantly and adversely impact our reputation and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition, and negatively affect the price of our common stock. In addition, such lawsuits may make it more difficult to finance our operations.

Furthermore, the marketing and sale of our products are also subject to extensive regulation by various federal agencies, including the FTC, as well as various other federal, state, provincial, local, and international regulatory authorities in the countries in which our products are distributed or sold and industry codes of conduct. From time to time, we receive government regulatory inquiries and requests for information and our approach is to be cooperative and educate the requesting government bodies about our company and products. For example, on October 12, 2023, the Company announced that the U.S. Federal Trade Commission (the "FTC") had requested information about certain aspects of its marketing practices. The Company reached a settlement with the FTC and on December 5, 2024, a Stipulated Order for Permanent Injunction and Other Relief (the "Order") was entered in the United States District Court for the District of Massachusetts Eastern Division. The Order (i) required that we permit a limited cohort of school customers to cancel their contracts, (ii) required that we take certain compliance actions and meet record keeping obligations, and (iii) enjoined we from making misleading or unsubstantiated marketing claims. The Order did not include any monetary relief. The period during which eligible customers could have cancelled closed on March 30, 2025. Any inability to adequately comply with the terms of the Order could result in enforcement actions or penalties imposed by the FTC. As previously disclosed, in February 2024, the Company received a subpoena from the Division of Enforcement of the Securities and Exchange Commission, requesting documents and information relating to certain aspects of the Company's marketing practices, and the Company has since received additional related requests. The Company is cooperating with the SEC's investigation. For more detailed discussion, see Note 20 (Commitments and Contingencies) to our consolidated financial statements for the year ended December 31, 2024 for additional information.

In September 2024, the Company commenced an investigation of the Company's sales practices, including whether certain sales of products and subscriptions to channel partners and end users were subject to extra-contractual terms and conditions that impacted revenue recognition and other metrics, and if so, when senior Company personnel became aware of these issues (referred to in the "Explanatory Note" preceding Item 1, Business as the Investigation). In November 2024, the Company self-reported the Investigation to the Division of Enforcement of the SEC. The Company has since received requests for documents and information from the SEC relating to this matter. The Company received a voluntary document request from the U.S. Attorney's Office of the Southern District of New York relating to these same issues and has since received additional requests for documents and information relating to this matter. The Company is cooperating with these inquiries. See also Note 20 (Commitments and Contingencies) to our consolidated financial statements for the year ended December 31, 2024 for additional information.

We can offer no assurances as to the outcome of these inquiries or their potential effect, if any, on us or our results of operations. Any inability to adequately address the FTC or the SEC's concerns or comply with applicable laws, regulations, and policies, could result in litigation, enforcement actions or significant penalties or claims, which could, in turn, divert financial and management resources, damage our reputation, inhibit sales, and otherwise adversely affect our business. Any resolution or litigation with the SEC or other parties could ultimately result in monetary and/or injunctive relief that may impose costs on us and/or require us to make changes to our business practices and marketing activities and could adversely impact our customer relationships. In addition to the possibility of fines, injunctive relief, lawsuits and other claims, as a result of any pending or any future regulatory enforcement proceedings or inquiries we could be required to fundamentally change our business practices. Responding to these or other investigations alone can be costly and time-consuming. Any of these events could materially adversely affect our operating results and financial condition.

We are and may in the future be subject to litigation and regulatory examinations, investigations, proceedings or orders as a result of or relating to the Investigation and our failure to timely file our periodic reports with the SEC.

As a result of the misstatements and related material weaknesses, as described above in the Explanatory Note, we are and may in the future become subject to enforcement proceedings brought by the SEC or other regulatory or governmental authorities as a result of the events leading to our internal investigation, the misstatements or the related restatement, and actions and proceedings could also be brought against our current and former employees, officers, or directors. Additionally, a shareholder derivative lawsuit was filed against us alleging that we violated federal securities laws by making false or misleading statements relating to the effectiveness of certain products and our revenue recognition following the announcement of the Investigation and related restatement and we have an additional securities class action lawsuit and shareholder derivative lawsuit based on the same allegations. These actions, lawsuits or other legal proceedings related to the misstatements or the restatement and our failure to timely file our periodic reports with the SEC could result in reputational harm, additional defense and other costs, regardless of the outcome of the lawsuit or proceeding. Our management has devoted and may be required to devote significant time and attention to these matters. If we do not prevail in any such lawsuit or proceeding, we could be subject to substantial damages or settlement costs, criminal and civil penalties and other remedial measures, including, but not limited to, injunctive relief, disgorgement, civil and criminal fines and penalties. In addition, we continue to be at risk for loss of investor confidence, loss of key employees, changes in management or our board of directors and other reputational issues, all of which could have a material adverse effect on our business, financial position and results of operations. Additionally, while we cannot estimate our potential exposure to these matters at this time, we have already expended a significant amount of time and resources investigating the claims underlying and defending these matters and expect to continue to need to expend our resources to conclude these matters. For further information, see Part I, Item 3, "Legal Proceedings" and Note 20 (Commitments and Contingencies) to our consolidated financial statements for the year ended December 31, 2024.

Risks Related to Our Financial Condition and Liquidity

There are risks related to our ability to utilize net operating loss carryforwards as well as research and development tax credit carryforwards to offset future taxable income or tax liabilities.

As of December 31, 2024, we had federal net operating loss carryforwards of $20.1 million, which begin to expire in 2033. These losses were generated before 2018 and are subject to a 20-year carryforward period under the tax rules in effect at that time. We also had federal net operating loss carryforwards of $203.3 million as of December 31, 2024, which do not expire but are generally limited to offsetting up to 80% of taxable income in any given year. These amounts were generated after 2017 and are subject to the provisions of the Tax Cuts and Jobs Act, which eliminated the expiration period but imposed a limitation on usage.

We had state net operating loss carryforwards of $201.1 million as of December 31, 2024 which may be available to offset future state taxable income and which begin to expire in 2033, depending on jurisdiction-specific rules. Additionally, as of December 31, 2024, we had United Kingdom net operating loss carryforwards of approximately $1.7 million which do not expire under current UK tax law.

As of December 31, 2024, we had gross U.S. federal and state research and development and other tax credit carryforwards of $2.4 million and $1.5 million, respectively, which may be available to offset future tax liabilities and the majority of which begin to expire in 2033 and 2030, respectively.

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. If we have experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments. Any limitation may result in the expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization.

Refer to Note 17 "Income Taxes" in the notes to the consolidated financial statements in this Form 10-K for additional information.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our products, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to it, if at all. Additionally, events related to the Investigation may expose us to higher interest rates for additional indebtedness, whether as a result of credit rating downgrades or otherwise, and could restrict our ability to obtain additional or replacement financing on acceptable terms or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to it when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Risks Related to Our Common Stock and Warrants

The market price of our common stock and warrants has been highly and may continue to be highly volatile, and you may lose some or all of your investment.

The trading price of our common stock as well as warrants has been highly volatile since their initial listing on the Nasdaq and may continue to fluctuate widely in response to a variety of factors, including the following:

- actual or anticipated fluctuations in our financial condition and results of operations;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- changes in financial markets, macroeconomic conditions, or global instability;

- changes in market valuations of similar companies;

- the impact of a pandemic, epidemic or a similar future outbreak of disease or public health concern on our business;

- competition in our industry, our ability to grow and manage growth profitability, and retain our key employees;

- lawsuits threatened or filed against us;

- anticipated or actual changes in laws, or regulations or government policies applicable to our business;

- announcements that our previously issued financial statements cannot be relied upon or that our financial statements must be restated;

- delays in the filing of our required SEC reports;

- the announcement of restructuring activities;

- changes in executive leadership;

- increases in compliance or enforcement inquiries and government inquiries or investigations (such as the ongoing SEC matter and enforcement of the FTC Order);

- risks related to the organic and inorganic growth of our business and the timing of expected business milestones;

- short sales, hedging, and other derivative transactions involving our common stock; and

- the other factors described in this "Risk Factors" section of this Annual Report on Form 10-K.

Furthermore, short sellers or those that directly or indirectly assist short sellers may attempt to engage in manipulative activity intended to drive down the market price of a target company's stock. We have in the past been the subject of negative public attacks by certain non-governmental entities purporting to be objective media outlets, and we may in the future become subject to similar attacks, which may lead to increased volatility in the price of our common stock.

In addition, the stock market has experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies.

Certain of our warrants are accounted for as liabilities and the changes in value of such warrants could have a material effect on our financial results.

We classify our public warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings. Due to the recurring fair value measurement, we recognize non-cash gains or losses on our public warrants each reporting period. The amount of such gains or losses could be material.

Certain of our earn-out shares and founder shares are accounted for as liabilities and the changes in value of such shares could have a material effect on our financial results.

We evaluated the accounting treatment of (i) our earn-out shares and (ii) 4,312,500 shares of NHIC Class B common stock owned by certain NHIC stockholders which were converted into shares of the Company's stock in connection with the Merger, (the "Founder Shares") and determined to classify such shares as liabilities measured at fair value, with changes in fair value each period reported in earnings. Due to the recurring fair value measurement, we recognize non-cash gains or losses on our earn-out and founder shares each reporting period. The amount of such gains or losses could be material.

Because we do not intend to pay any cash dividends for the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We currently intend to retain any future earnings for the development, operation and expansion of our business and do not intend to declare or pay any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock would be your sole source of gain on an investment in such shares for the foreseeable future.

Future sales, or the perception of future sales, of common stock by our existing security holders in the public market may cause the market price of our securities to decline.

Future sales of a substantial number of our common stock into the public market, particularly sales by our directors and executive officers or by holders of Founder Shares, or the perception that these sales might occur, could cause the market price of our common stock to decline. Certain of the Founder Shares are also subject to certain performance-based vesting provisions where 25% of the Founder Shares will vest on or before July 16, 2026 if the closing share price of the common stock equals or exceeds $12.50 over any 20 trading days within a 30-day trading period and the remaining 25% will vest on or before July 16, 2026 if the closing share price of the common stock equals or exceeds $15.00 over any 20 trading days within any 30-day trading period. In addition, as of December 31, 2024, we had stock options, restricted stock units ("RSUs"), and performance stock units ("PSUs") outstanding that, if fully exercised or vested, would result in the issuance of 30,241,594 shares of our common stock.

General Risk Factors

Increasing attention to, and evolving expectations for, sustainability initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their sustainability practices. Changing rules, regulations as well as customer, employee and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on evolving sustainability reporting standards, including California's climate-related disclosure laws, and the European Union's Corporate Sustainability Reporting Directive as well as customer requirements may be costly, difficult and time consuming. These initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and ensuring the accuracy, adequacy, or completeness of the disclosure of our sustainability initiatives can be costly, difficult and time consuming. This and other regulations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Moreover, changing federal enforcement priorities and legal interpretations regarding diversity, equity, and inclusion programs present unknown and evolving risks, particularly the new focus on federal contractors and DEI certifications. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us. In addition, we could be criticized by stockholders, stakeholders, regulators, or other interested parties for the scope or nature of our sustainability practices.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

U.S. Generally Accepted Accounting Principles ("GAAP") are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions already completed before the announcement of such change.

If securities or industry analysts do not publish research or reports about us, or publish negative reports, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us. We do not have any control over these analysts reports. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our common stock, change their opinion, or reduce their target stock price on us, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports about us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Our business operations are vulnerable to disruption due to natural or other disasters, including climate-related events, strikes and other events beyond our control.

A major earthquake, fire, tsunami, hurricane, cyclone, or other disaster, such as a major flood, seasonal storms, drought, extreme temperatures, nuclear event, or terrorist attack affecting our facilities or the areas in which we are located, or affecting those of our customers or third-party manufacturers or suppliers, could significantly disrupt our or their operations and delay or prevent product shipment or installation during the time required to repair, reinforce, rebuild or replace our or their damaged manufacturing facilities. These delays could be lengthy and costly. Additionally, customers may delay purchases of our products until operations return to normal. Climate change may contribute to increased frequency or intensity of certain of these events, including increasing frequency and severity of storms, floods, drought, water scarcity, heat waves, wildfires and resultant air quality impacts and power shutoffs associated with these types of events, or a significant power outage as well as contribute to chronic changes in the physical environment (such as changes to ambient temperature and precipitation patterns or sea-level rise) that may impair the operating conditions of these facilities, or otherwise adversely impact our operations. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the United States and elsewhere, have the potential to disrupt businesses in general and may cause us to experience higher attrition, losses, and additional costs to maintain and resume operations.

In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil, strikes or other labor unrest, war, including in Europe and the Middle East, and the related geopolitical impacts, or the outbreak of epidemic diseases (such as the COVID-19 pandemic) could have a negative effect on the operations of our facilities and those of our

contract manufacturers, suppliers and customers, resulting in delays or other challenges in the deployment of our products and services, among others, and thereby negatively impact our sales.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

<u>Cybersecurity Risk Management and Strategy</u>

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF") and SOC 2 trust principles on security. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use these frameworks as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

- cybersecurity awareness training of our employees, incident response personnel, and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for service providers that includes a diligence and contracting process depending on our assessment of each provider's respective criticality and risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See *"Risk Factors – Because our products collect and store visitor and related information and images, domestic and international privacy and cybersecurity concerns, and other laws and regulations, could result in additional costs and liabilities to us or inhibit sales of our products."*

<u>Cybersecurity Governance</u>

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee ("Audit Committee") oversight of cybersecurity and other IT risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program.

The Audit Committee receives periodic reports from our Vice President of Cybersecurity and Information Technology on our cybersecurity risks, updates, as necessary, regarding any cybersecurity incidents, as well as any incidents with lesser impact potential.

The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity.

Our Vice President of Cybersecurity and Information Technology is responsible for assessing and managing our material risks from cybersecurity threats and has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Vice President of Cybersecurity and Information Technology has served in that position since 2022, and has extensive experience assessing and managing cybersecurity programs and technology risk. Prior to joining Evolv, our Vice President of Cybersecurity and Information Technology was the Leader of Global Information Security for New Balance.

Our Vice President of Cybersecurity and Information Technology supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

ITEM 2. PROPERTIES

Our corporate headquarters is located in an approximately 96,000 square foot facility that we sublease in Waltham, Massachusetts. During the three months ended March 31, 2024, we amended the lease agreement to extend the term through October 31, 2025, with the option to further extend through June 30, 2031 with written notice. Additionally, in August 2024, we amended the lease agreement again to expand our footprint in our headquarters and extend the term of the lease through May 31, 2031. As a result of this amendment, no further option exists to extend the sublease. Our executive offices are located at 500 Totten Pond Road, 4th Floor, Waltham, MA 02451 under the foregoing sublease. We believe that our office space is adequate for our current needs and, should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

Information pertaining to legal proceedings can be found in Note 20 (Commitments and Contingencies) in the notes to the consolidated financial statements in this Form 10-K and is incorporated by reference herein.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Shares of our Common Stock and warrants began trading on Nasdaq under the symbol "EVLV" and "EVLVW," respectively, on July 16, 2021. Prior to that time, there was no established public trading market for our common stock or warrants.

Holders of Records

As of 4/21/2025, there were 163,470,325 issued and outstanding shares of our common stock held by approximately 47 stockholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of shares of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Performance Graph

This performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total return to stockholders for our common shares for the period from July 16, 2021 (the date of our Merger as defined in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations) through December 31, 2024 with the NASDAQ Composite and NASDAQ Technology Sector Indices. The comparison assumes an investment of $100 was made on July 16, 2021 in our common shares and in each of the indices and, in the case of the indices it also assumes reinvestment of all dividends. The performance shown is not necessarily indicative of future performance.



Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, business prospects and other factors the Board deems relevant, and subject to the restrictions contained in any financing instruments. The terms of our existing term loan agreement preclude us from paying cash dividends without consent. Our ability to declare dividends may also be limited by restrictive covenants pursuant to any other future debt financing agreements. See Part I, Item IA, "Risk Factors - *Because we do not intend to pay any cash dividends for the foreseeable future, capital appreciation, if any, would be your sole source of gain.*" for additional information.

Recent Sales of Unregistered Equity Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. [RESERVED]

44

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and in other parts of this Annual Report on Form 10-K.

As used in this Annual Report on Form 10-K, unless otherwise indicated or the context otherwise requires, references to "we," "us," "our," the "Company" and "Evolv" refer to the consolidated operations of Evolv Technologies Holdings, Inc. and its subsidiaries. References to "NHIC" refer to our legal predecessor, a special purpose acquisition company, prior to the consummation of our business combination on July 16, 2021 (the "Merger") and references to "Legacy Evolv" refer to Evolv Technologies, Inc. dba Evolv Technology, Inc. prior to the consummation of the Merger.

Restatement of Prior Period Financial Statements

We have restated our previously issued consolidated financial statements contained in this Annual Report on Form 10-K. Refer to the "Explanatory Note" preceding Item 1, Business, for background on the restatement, the periods impacted, control considerations, and other information. In addition, we have restated certain previously reported financial information for the fiscal years ended December 31, 2023 and December 31, 2022 and for the quarterly periods and year-to-date periods ended June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024, and June 30, 2024 in this Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, including but not limited to information within the Results of Operations section. See Notes 2 and 23 in the notes to the consolidated financial statements in this Annual Report on Form 10-K, for additional information related to the restatement, including descriptions of the misstatements and the impacts on our consolidated financial statements.

Business Overview

Evolv is a leading security technology company pioneering Artificial Intelligence ("AI")-powered screening designed to help create safer experiences, with key market categories that include education, healthcare, sports, and live entertainment. Our mission is to make the world a safer and more enjoyable place to live, work, learn, and play. Our goal is to help facility operators address the chronic epidemic of escalating gun violence, mass shootings and terrorist attacks while maintaining a positive visitor experience.

Our solutions combine proprietary software and hardware, delivered as a long-term Security-as-a-Service ("SaaS") subscription model and are designed to enhance security and improve the visitor experience. Evolv provides a cloud-connected, AI-driven approach to security that goes beyond just hardware, supporting the end-to-end screening experience. Our focus is weapons detection, and we offer two core solutions: Evolv Express® and Evolv eXpedite® – designed to efficiently screen high volumes of people and bags for concealed threats.

Our flagship product, Evolv Express®, uses advanced sensors, AI-powered software, and cloud services to not only consistently detect firearms, improvised explosives, and certain types of knives and distinguish them from many harmless items such as cell phones and keys, but also visualize the location of the potential threat helping to enable security personnel to conduct targeted, minimally intrusive secondary screenings. Evolv eXpedite, our autonomous X-ray bag scanning solution, works with Evolv Express to provide a layered approach to security for concealed weapons detection in high clutter environments. Using eXpedite with Express aims to allow the checkpoint to operate at heightened sensitivity while potentially reducing the burden on security staff and optimizing the visitor experience.

Our innovative technology is designed to enhance security and provide an efficient, positive visitor and customer experience. In addition to screening capabilities, our solution includes Evolv Insights, a powerful software analytics dashboard that allows customers to comprehensively review, analyze, and gather insights from the Evolv Express screening systems at their various venue or facility locations. Available data includes visitor arrival patterns, throughput volumes, system detection performance, alarm statistics, and detection settings. Our customers can leverage this data to inform their security operations, while providing end-users with an approachable security experience. Our products, which are offered to our customers primarily under a multi-year subscription model, provide predictable revenue streams for us in addition to value for our customers.

We are focused on delivering value in the spaces in and around the physical threshold of venues and facilities. We believe that digitally transforming the visitor experience at the entry point to venues and facilities will be a critically important innovation in physical security. We believe that our solutions will not only help make venues and facilities safer and more enjoyable, but also more efficient, and more informed about their visitors' needs.

Key Factors Affecting Our Operating Results

We believe that our performance and future success depend on many factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the *"Risk Factors"* section of this Annual Report on Form 10-K.

General Economic and Market Conditions

We expect that our results of operations, including our revenue and cost of revenue, may fluctuate or continue to fluctuate based on, among other things, the impact of inflation and interest rates on business spending; supply chain issues and the impacts on our manufacturing capabilities; public health emergencies; geopolitical conflicts and war, including the conflicts in Europe and the Middle East; and recessionary trends. See the risk factor titled *"Our operating results may fluctuate for a variety of reasons, including our failure to close large volume opportunity customer sales"* in Item 1A. Risk Factors of this Annual Report on Form 10-K. While these factors continue to evolve, we plan to remain flexible and optimize our business as appropriate and allocate resources, as necessary.

Adoption of our Security Screening Products

We believe the world will continue to focus on the safety and security of people in the places where they gather. Many of these locations, such as professional sports venues, educational institutions, and healthcare facilities, are moving toward a more frictionless security screening experience. We are well-positioned to take advantage of this opportunity due to our proprietary technologies and distribution capabilities. Our products are designed to empower venues and facilities to realize the full benefits of touchless security screening, including a rapid visitor throughput and minimal security staff to screened visitor physical contact. We expect that our results of operations, including revenue, will fluctuate for the foreseeable future as venues and facilities continue to shift away from conventional security screening processes towards touchless security screening or consider security screening processes for the first time. The degree to which potential and current customers recognize these benefits and invest in our products will affect our financial results.

Sales Mix, Pricing, Product Cost and Margins

We sell our solutions under two primary sales models. We offer a "pure subscription" model, where the customer leases hardware from us and we provide a multi-year security-as-a-service subscription. For end-user customers that prefer to purchase our hardware outright, we offer our "distributor licensing" model based on the Distribution and License Agreement we entered into with Columbia Tech in March of 2023. Columbia Tech, a wholly-owned subsidiary of Coghlin Companies, currently serves as our primary contract manufacturer. Under this arrangement, we have granted a license of our intellectual property to Columbia Tech, which contracts directly with certain of our resellers to fulfill sales demand where the end-user customer prefers to purchase the hardware equipment. Columbia Tech pays us a hardware license fee for each system it manufactures and sells under this agreement. In these instances, we still contract directly with the reseller to provide a multi-year security-as-a-service subscription to the end-users. We regularly assess our sales and fulfillment models to ensure they align with customer preferences, operational scalability, and our long-term business objectives. We expect our revenue, gross profit, gross margin, and overall profitability in any given fiscal period to be influenced by customer demand for our various sales and fulfillment models, as well as any future strategic management decisions affecting our sales and fulfillment models that may result from such assessments.

Going forward, we expect our products to be adopted in a variety of vertical industry markets and geographic regions, primarily within the United States. Pricing may vary by region or vertical market due to market-specific dynamics. As a result, our financial performance depends, in part, on the mix of sales, bookings, and business in different markets during a given period. In addition, we are subject to price competition, and our ability to compete in key markets will depend on the success of our investments in new technologies and cost improvements as well as our ability to efficiently and reliably introduce cost-effective touchless security screening products to our customers.

Development and Commercialization of our Products

Since our inception, we have incurred significant operating losses. Our ability to generate revenue and achieve cost improvements sufficient to achieve profitability will depend on the successful further development and commercialization of our products. We generated revenue of $103.9 million and $79.6 million for the years ended December 31, 2024 and 2023, respectively. We generated a net loss of $54.0 million and $108.0 million for the years ended December 31, 2024 and 2023, respectively. We expect to continue to incur operating losses as we focus on growing and establishing recurring commercial sales of our products, including growing our sales and marketing teams, scaling our manufacturing operations, and continuing research and development efforts to develop new products and further enhance our existing products.

Liquidity and Capital Resources

Because of the numerous risks and uncertainties associated with product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Until such time, if ever, as we can generate substantial revenue sufficient to achieve profitability, we expect to finance our operations through cash generated from operations, and if necessary, debt financings. However, we may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the further development and commercialization efforts of one or more of our products, or may be forced to reduce or terminate our operations. See "*Liquidity and Capital Resources*" for more information. Additionally, as discussed in Note 20 (Commitments and Contingencies) to our consolidated financial statements for the year ended December 31, 2024, we are involved in certain legal proceedings, including government investigations. Given the uncertainty of such matters, no assurance can be given regarding the final outcome of such matters. However, the ultimate amount or range of potential loss, which might result to the Company may differ materially from our current estimates.

Components of Results of Operations

Revenue

We derive revenue from (1) subscription arrangements generally accounted for as operating leases, including SaaS and maintenance, (2) the sale of products, (3) SaaS and maintenance related to products sold to customers either by Evolv or by Columbia Tech pursuant to the Distribution and License Agreement, (4) license fees related to the Distribution and License Agreement, and (5) professional services, including installation, training, and event support. Maintenance consists of preventative maintenance, technical support, bug fixes, and when-and-if available threat updates. Our arrangements are generally noncancelable and nonrefundable after shipment to the customer. Revenue is recognized net of sales tax.

Product Revenue

We derive a portion of our revenue from the sale of our Evolv Express equipment and related add-on accessories to customers. Revenue is recognized when control of the product has transferred to the customer, which follows the terms of each contract. We anticipate future growth in product revenue to be driven by underlying demand for our solutions as well as by the distribution mix across our various sales and fulfillment models.

Subscription Revenue

Subscription revenue consists of revenue derived from leasing Evolv Express units to our customers. Lease terms are typically four years and customers generally pay either a quarterly or annual fixed payment for the lease, SaaS, and maintenance elements over the contractual lease term. Equipment leases are generally classified as operating leases and recognized ratably over the duration of the lease. There are no contingent lease payments as a part of these arrangements.

Lease arrangements generally include both lease and non-lease components. The non-lease components relate to (1) distinct services, including professional services, SaaS, and maintenance, and (2) any add-on accessories. Professional services are included in license fees and other revenue as described below, and add-on accessories are included in product revenue as described above. Because the equipment lease, SaaS, and maintenance components of a subscription arrangement are recognized as revenue over the same time period and in the same pattern, the equipment lease and SaaS/maintenance performance obligations are classified as a single category of subscription revenue in our consolidated statements of operations and comprehensive (loss) income.

Service Revenue

Service revenue consists of subscription-based SaaS and maintenance revenue related to Evolv Express units sold to customers. Customers generally pay either a quarterly or annual fixed payment for SaaS and maintenance. SaaS and maintenance revenue is recognized ratably over the period of the arrangement, which is typically four years.

License Fee and Other Revenue

License fee and other revenue includes license fee revenue from the Distribution and License Agreement, revenue from professional services, and revenue from other one-time services. License fee revenue is recognized upon the shipment of product from Columbia Tech to the reseller. Revenue for professional services is recognized upon transfer of control of these services, which are normally rendered over a short duration. Revenue for professional services and other one-time service revenue, which had previously been included in service revenue, has been reclassified for prior periods to License fee and other revenue on the consolidated statements of operations and comprehensive (loss) income. We anticipate changes in license fee and other revenue to be driven by underlying demand for our solutions as well as any changes in demand for our distributor licensing model.

Cost of Revenue

We recognize cost of revenue in the same manner that the related revenue is recognized.

Cost of Product Revenue

Cost of product revenue consists primarily of costs paid to our third-party manufacturer and other suppliers, labor costs (including stock-based compensation), and shipping costs.

Cost of Subscription Revenue

Cost of subscription revenue consists primarily of depreciation expense related to leased units, an allocated portion of internal-use software amortization expense, shipping costs, and maintenance costs related to leased units. Maintenance costs consist primarily of labor (including stock-based compensation), spare parts, shipping costs, field service repair costs, equipment, and supplies.

Cost of Service Revenue

Cost of services revenue consists of maintenance costs related to units purchased by customers and an allocated portion of internal-use software amortization expense. Maintenance costs consist primarily of labor (including stock-based compensation), spare parts, shipping costs, field service repair costs, equipment, and supplies.

Cost of License Fee and Other Revenue

Cost of license fees and other revenue consists primarily of internal and third-party costs related to professional services, such as installation, training, and event support.

Gross Profit and Gross Margin

Our gross profit is calculated based on the difference between our revenues and cost of revenues. Gross margin is the percentage obtained by dividing gross profit by our revenue.

We expect our gross margins to fluctuate over time based on the following factors:

• Mix of sales between our pure subscription, purchase subscription, and distributor licensing sales models;

• Market conditions that may impact our pricing;

• Product mix changes between established products and new products;

48

- Our cost structure for manufacturing operations, including contract manufacturers, relative to volume, and our product support obligations;

- Our ability to maintain our costs on the components that go into the manufacture of our products; and

- Write-offs of inventory.

We regularly assess our sales and fulfillment models to ensure they align with customer preferences, operational scalability, and our long-term business objectives. We expect our gross profit and gross margin in any given fiscal period to be influenced by customer demand for our various sales and fulfillment models, as well as any future strategic management decisions affecting our sales and fulfillment models that may result from such assessments.

Research and Development

Our research and development expenses represent costs incurred to support activities that advance the development of innovative security screening technologies, new product platforms, as well as activities that enhance the capabilities of our existing product platforms. Our research and development expenses consist primarily of salaries and bonuses, employee benefits, stock-based compensation, prototypes, design expenses, and consulting and contractor costs. We expect our research and development costs will remain relatively consistent for the year ending December 31, 2025 compared to the year ended December 31, 2024 as we look to leverage previous investments made in people and processes.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with our sales and marketing, customer success, business development, and strategy functions, as well as costs related to trade shows and events, and stock-based compensation. We expect our sales and marketing costs will decrease for the year ending December 31, 2025 compared to the year ended December 31, 2024 as a result of certain cost cutting measures we have taken, including the reduction in force implemented in January 2025.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses associated with our executive, finance, investor relations, legal, information technology, and human resources functions, as well as professional fees for legal, audit, accounting and other consulting services, stock-based compensation, and insurance. During the year ended 2024, we experienced a significant increase in general and administrative expenses, primarily for legal fee and consulting expenses, as a result of the Investigation and related actions, as described in the "Explanatory Note" preceding Item 1, Business. We expect this increased level of expenses to continue through the second quarter of 2025. As such actions become completed, we expect our general and administrative expenses to decrease in the second half of 2025 and to remain consistent at more normalized levels thereafter.

Loss From Impairment of Property and Equipment

Loss from impairment of property and equipment relates to (i) leased Evolv Edge units and Evolv Express prototype units that are removed from service and retired as we transition our domestic customers to our most current Evolv Express units and (ii) damaged or destroyed leased units.

Interest Expense

Interest expense includes cash interest paid on long-term debt and amortization of deferred financing fees and costs.

Interest Income

Interest income relates to interest earned on money market funds and treasury bills, and interest earned on our lease receivables for our Evolv Express units recognized as sales-type leases.

Loss on Extinguishment of Debt

In December 2022, the Company entered into a loan and security agreement (the "2022 SVB Credit Agreement") with Silicon Valley Bank ("SVB") in order to finance purchases of hardware to be leased to customers. On March 10, 2023, SVB was closed by California state regulators and the FDIC was appointed as receiver. Subsequently, the Company terminated the 2022 SVB Credit Agreement on March 31, 2023. As a result of the termination of the SVB Credit Agreement, the Company incurred a loss on extinguishment of debt.

Change in Fair Value of Contingent Earn-out Liability

In connection with the Merger and pursuant to the Merger Agreement, certain of Legacy Evolv's initial shareholders are entitled to receive additional shares of our common stock upon us achieving certain milestones. The earn-out arrangement with the Legacy Evolv shareholders is accounted for as a liability and subsequently remeasured at each reporting date with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations and comprehensive (loss) income.

Change in Fair Value of Contingently Issuable Common Stock Liability

Prior to the Merger, certain NHIC stockholders owned 4,312,500 shares of NHIC Class B common stock, referred to as Founder Shares. Upon the closing of the Merger, NHIC Class A and Class B common stock became the Company's common stock. 1,897,500 Founder Shares vested at the closing of the Merger, 1,897,500 Founder Shares are contingently issuable and shall vest upon the Company achieving certain milestones, and 517,500 Founder Shares were contributed to Give Evolv LLC. The 1,897,500 outstanding contingently issuable common shares are accounted for as a liability and subsequently remeasured at each reporting date with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations and comprehensive (loss) income.

Change in Fair Value of Public Warrant Liability

In connection with the closing of the Merger, the Company assumed warrants to purchase 14,325,000 shares of common stock (the "Public Warrants") at an exercise price of $11.50. The Public Warrants are currently exercisable and expire in July 2026. We assessed the features of these warrants and determined that they qualify for classification as a liability. Accordingly, we recorded the warrants at fair value upon the closing of the Merger as a component of other income (expense), net in the consolidated statements of operations and comprehensive (loss) income with the offset to additional paid-in capital.

Income Taxes

Our income tax provision consists of an estimate for federal, state, and foreign income taxes based on enacted rates in the jurisdictions in which we operate, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law. We have historically incurred net operating losses and maintain a full valuation allowance against our deferred tax assets.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,			
	2024	2023	$ Change	% Change
		(Restated)		
Revenue:				
Product revenue	$ 6,464	$ 22,768	$ (16,304)	(72) %
Subscription revenue	65,046	36,201	28,845	80
Service revenue	23,467	15,606	7,861	50
License fee and other revenue	8,888	4,990	3,898	78
Total revenue	103,865	79,565	24,300	31
Cost of revenue:				
Cost of product revenue	10,735	27,967	(17,232)	(62)
Cost of subscription revenue	27,846	14,760	13,086	89
Cost of service revenue	5,399	3,982	1,417	36
Cost of license fee and other revenue	597	949	(352)	(37)
Total cost of revenue	44,577	47,658	(3,081)	(6)
Gross profit	59,288	31,907	27,381	86
Operating expenses:				
Research and development	23,446	24,473	(1,027)	(4)
Sales and marketing	61,291	54,986	6,305	11
General and administrative	56,634	42,182	14,452	34
Loss from impairment of property and equipment	224	322	(98)	(30)
Total operating expenses	141,595	121,963	19,632	16
Loss from operations	(82,307)	(90,056)	7,749	9
Other income (expense), net:				
Interest expense	—	(654)	654	*
Interest income	2,942	6,227	(3,285)	(53)
Other expense, net	(83)	(84)	1	1
Loss on extinguishment of debt	—	(626)	626	*
Change in fair value of contingent earn-out liability	16,310	(14,901)	31,211	209
Change in fair value of contingently issuable common stock liability	2,529	(3,138)	5,667	181
Change in fair value of public warrant liability	6,592	(4,765)	11,357	238
Total other income (expense), net	28,290	(17,941)	46,231	258
Loss before income taxes	(54,017)	(107,997)	53,980	50 %
Provision for income taxes	—	(51)	51	*
Net loss	$ (54,017)	$ (108,048)	$ 54,031	50 %

Gross profit margin:				
Product revenue	(66) %	(23) %	N/A	(43) %
Subscription revenue	57 %	59 %	N/A	(2) %
Service revenue	77 %	74 %	N/A	3 %
License fee and other revenue	93 %	81 %	N/A	12 %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends that are continuing to drive increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) customer acquisition activities which led to the addition of 249 new customers during the year ended December 31, 2024, (iii) the expansion of our existing customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

The decreases in product revenue and cost of product revenue are primarily due to a transition to pure subscription sales and sales under our distributor licensing model during the preceding twelve months. The decrease in product gross profit margin for the year ended December 31, 2024 compared to the year ended December 31, 2023 was also impacted by $2.4 million of expense related to our inventory reserve during the year ended December 31, 2024, which related primarily to the transition of our manufacturing operations to the next generation of Evolv Express systems and the determination that certain components within our legacy systems will not be used in the next generation systems.

Subscription Revenue

The increases in subscription revenue, cost of subscription revenue, and gross profit are primarily due to continued growth in our customer base as of December 31, 2024 compared to the prior year, which was due to a transition to our pure subscription model and a higher number of active Evolv Express units deployed under our pure subscription contract model.

Service Revenue

The increases in service revenue, cost of service revenue, and gross profit are primarily due to an increased number of active revenue-generating units purchased by customers directly from Columbia Tech under our distributor licensing model, for the year ended December 31, 2024 compared to the year ended December 31, 2023.

License fee and other revenue

The increase in license fee and other revenue, gross profit, and gross profit margin was primarily driven by $7.2 million of license fees earned during the year ended December 31, 2024 compared to $3.0 million earned during the year ended December 31, 2023 under the Distribution and License Agreement.

Research and Development Expenses

The decrease in research and development expense was due to a decrease in personnel related expenses of $0.4 million due to a higher amount of payroll costs capitalized related to internal-use software and software embedded in products to be sold or leased of $1.5 million, partially offset by an increase in payroll costs of $1.0 million primarily resulting from new hires in our research and development function during the past twelve months. Materials and prototypes expense decreased by $0.4 million due to lower prototype expenses of $1.0 million, partially offset by an inventory reserve on unused components of $0.4 million, which relate primarily to the development of the next generation of our Evolv Express system. Professional fees decreased by $0.7 million primarily related to a higher amount of costs capitalized related to internal-use software and software embedded in products to be sold or leased of $0.6 million, partially offset by increases in IT and software subscription costs of $0.4 million.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $4.8 million, which included an increase in payroll costs of $3.1 million and stock-based compensation of $1.6 million resulting primarily from new hires in our sales and marketing functions during the year to support increased sales volume, and certain other one-time termination benefits. Stock compensation expense included in sales and marketing expenses was $10.9 million for the year ended December 31, 2024 compared to $9.4 million for the year ended December 31, 2023. Advertising and direct marketing expense remained consistent. Travel and entertainment expenses decreased by $0.2 million due to a decrease in travel costs for in-person sales personnel meetings. Professional fees increased by $1.3 million due primarily to an increase in marketing consulting costs. Other expense increased by $0.5 million primarily due to an increase in IT and software subscription costs of $0.4 million.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $0.7 million, which included an increase in severance expenses of $2.0 million partially offset by a decrease in stock-based compensation of $1.4 million mainly driven by the impact of forfeited stock-based awards during the year ended December 31, 2024. Stock compensation expense included in general and administrative expense was $8.5 million for the year ended December 31, 2024 compared to $9.9 million for the year ended December 31, 2023. Professional fees increased by $1.4 million primarily due to an increase in outsourced accounting consultancy and audit fees of $1.1 million. Other expense increased by $12.6 million primarily due to a $10.7 million increase in certain one-time expenses incurred during the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to consulting and legal fees related to the Investigation and related matters, as well as increases in rent of $0.9 million for additional leased space, IT and software subscription costs of $1.4 million, and property taxes of $0.4 million, partially offset by decreases in director and officer insurance premiums of $0.3 million.

Loss From Impairment of Property and Equipment

$0.2 million loss from impairment of property and equipment was recognized for the year ended December 31, 2024, compared to $0.3 million for the year ended December 31, 2023, primarily related to the removal of certain Evolv Express units from service, resulting in impairment of the remaining economic value of such units.

Interest Expense

No interest expense was recognized for the year ended December 31, 2024, compared to $0.7 million for the year ended December 31, 2023. During March 2023, the Company fully repaid all borrowings and accrued interest under its term loans with SVB pursuant to the 2022 SVB Credit Agreement.

Interest Income

Interest income of $2.9 million and $6.2 million for the years ended December 31, 2024 and 2023, respectively, related primarily to interest earned on money market funds and for the year ended December 31, 2024, the amortization of premium, and for the year ended December 31, 2023, the accretion of discounts on treasury bills.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in a $16.3 million gain and a $14.9 million loss for the years ended December 31, 2024 and 2023, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in a $2.5 million gain and a $3.1 million loss for the years ended December 31, 2024 and 2023, respectively, resulting from quarterly mark-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in a $6.6 million gain and a $4.8 million loss for the years ended December 31, 2024 and 2023, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Income Taxes

Our effective tax rate ("ETR") on income before taxes for each of the years ended December 31, 2024 and December 31, 2023 was 0%. For the years ended December 31, 2024 and 2023, the ETR was primarily impacted by the full valuation allowance maintained on the Company's net deferred tax assets and non-deductible fair value adjustments. We have provided a valuation allowance for all of our net deferred tax assets as a result of our historical net losses in the jurisdictions in which we operate. We continue to assess all positive and negative evidence, including our future taxable income by jurisdiction based on our recent historical operating results, the expected timing of reversal of temporary differences, various tax planning strategies that we may be able to enact in future periods, the impact of potential operating changes on our business and our forecasted results from operations in future periods based on available information at the end of each reporting period. To the extent that we are able to reach the conclusion that deferred tax assets are realizable based on any combination of the above factors in any given tax jurisdiction, a reversal of all or some related portion of our existing valuation allowances may occur.

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,		$ Change	% Change
	2023	**2022**		
	(Restated)	**(Restated)**		
Revenue:				
Product revenue	$ 22,768	$ 29,787	$ (7,019)	(24) %
Subscription revenue	36,201	17,041	19,160	112
Service revenue	15,606	4,595	11,011	240
License fee and other revenue	4,990	1,296	3,694	285
Total revenue	79,565	52,719	26,846	51
Cost of revenue:				
Cost of product revenue	27,967	39,437	(11,470)	(29)
Cost of subscription revenue	14,760	7,460	7,300	98
Cost of service revenue	3,982	2,200	1,782	81
Cost of license fee and other revenue	949	2,222	(1,273)	(57)
Total cost of revenue	47,658	51,319	(3,661)	(7)
Gross profit	31,907	1,400	30,507	2,179
Operating expenses:				
Research and development	24,473	18,537	5,936	32
Sales and marketing	54,986	46,683	8,303	18
General and administrative	42,182	37,969	4,213	11
Loss from impairment of property and equipment	322	1,161	(839)	(72)
Total operating expenses	121,963	104,350	17,613	17
Loss from operations	(90,056)	(102,950)	12,894	13
Other (expense) income, net:				
Interest expense	(654)	(712)	58	8
Interest income	6,227	3,165	3,062	97
Other expense, net	(84)	(64)	(20)	(31)
Loss on extinguishment of debt	(626)	—	(626)	*
Change in fair value of contingent earn-out liability	(14,901)	6,988	(21,889)	(313)
Change in fair value of contingently issuable common stock liability	(3,138)	1,872	(5,010)	(268)
Change in fair value of public warrant liability	(4,765)	4,906	(9,671)	(197)
Total other (expense) income, net	(17,941)	16,155	(34,096)	(211)
Loss before income taxes	(107,997)	(86,795)	(21,202)	(24) %
Provision for income taxes	(51)	—	(51)	*
Net loss	$ (108,048)	$ (86,795)	$ (21,253)	(24) %
Gross profit margin:				
Product revenue	(23) %	(32) %	N/A	10 %
Subscription revenue	59 %	56 %	N/A	3 %
Service revenue	74 %	52 %	N/A	22 %
License fee and other revenue	81 %	(71) %	N/A	152 %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends that are continuing to drive increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for

customers and prospects in our key vertical markets, (ii) customer acquisition activities which led to the addition of 280 new customers during the year ended December 31, 2023, (iii) the expansion of our existing customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

The decreases in product revenue and cost of product revenue and the increase in gross profit for the year ended December 31, 2023 compared to the year ended December 31, 2022 are primarily due to a gradual transition to pure subscription sales and sales under our distributor licensing model. Cost of product revenue for the year ended December 31, 2023 includes $1.9 million of costs, primarily cancellation fees associated with firm inventory purchase commitments, related to the planned transition of our manufacturing operations to the next generation of the Evolv Express system in 2024.

Subscription Revenue

The increases in subscription revenue, cost of subscription revenue and subscription gross profit are primarily due to growth in our customer base for the year ended December 31, 2023, compared to the year ended December 31, 2022, which was due to a gradual transition to our pure subscription contract model and a higher number of active Evolv Express units deployed under our pure subscription model. Subscription gross profit margin increased slightly as the result of our ability to leverage our fixed costs over a higher revenue base.

Service Revenue

The increase in service revenue and gross profit is primarily due to an increased number of active revenue-generating purchase subscription units, as well as active revenue-generating units purchased by customers directly from Columbia Tech, for the year ended December 31, 2023 compared to the year ended December 31, 2022. Service gross profit margin increased primarily as the result of our ability to leverage our fixed costs over a higher revenue base.

License fee and other revenue

The increase in license fee and other revenue, gross profit, and gross profit margin was primarily driven by $3.0 million of license fees earned during the year ended December 31, 2023 under the Distribution and License Agreement which was executed in March 2023, compared to no license fees earned during the year ended December 31, 2022. Professional services expense, consisting primarily of installation, training, and event support, increased to $1.9 million for the year ended December 31, 2023 compared to $1.0 million for the year ended December 31, 2022, primarily as the result of a higher number of new Express systems deployed during the year ended December 31, 2023 compared to the prior year.

Research and Development Expenses

The increase in research and development expense was due to an increase in personnel related expenses of $2.4 million due to an increase in payroll of $3.3 million and stock-based compensation expense of $0.5 million, which was primarily attributable to increased headcount in connection with new hires in our research and development function. This was partially offset by an increase in capitalized personnel costs of $1.3 million. Stock compensation expense was $4.3 million for the year ended December 31, 2023, compared to $3.8 million for the year ended December 31, 2022. Materials and prototype costs increased $1.8 million due to an increase in design and engineering costs in connection with the development of the next generation of our Evolv Express system. Professional fees increased by $1.2 million primarily due to consulting costs incurred for product development and engineering. Other expenses increased by $0.6 million primarily due to an increase in IT and software subscription costs.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $8.7 million, which included an increase in payroll costs and commissions of $6.0 million resulting primarily from new hires in our sales and marketing functions during the year ended December 31, 2023 to support increased sales volume, as well as an increase of $2.6 million in allocated overhead costs. Stock compensation expense was $9.4 million for the year ended December 31, 2023, compared to $10.0 million for the year ended December 31, 2022. Advertising and direct marketing expense decreased by $1.9 million due to lower spending at trade shows. Travel and entertainment expense increased by $1.7 million due to an increase in travel costs for in-person sales personnel meetings and events. Professional fees increased by $0.8 million primarily due to an increase in marketing consulting costs. Other expense decreased by $1.0 million primarily due to $1.0 million of certain-one-time expenses incurred during the year ended December 31, 2022 related to one-time payments to former employees.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $5.1 million was primarily due to an increase in payroll costs and stock-based compensation of $3.5 million and $2.0 million respectively as a result of expanding our team during the year ended December 31, 2023. Stock compensation expense was $9.9 million for the year ended December 31, 2023, compared to $7.9 million for the year ended December 31, 2022. Professional fees decreased by $2.0 million due to a decrease in outsourced accounting consultancy and audit fees of $2.1 million. Insurance costs decreased $1.1 million due to a decrease in director and officer insurance premiums. Other expenses increased by $2.1 million due to a $1.0 million increase in IT and software subscription costs, a $0.4 million increase in property taxes, and a $0.3 million increase in the allowance for expected credit losses.

Loss From Impairment of Property and Equipment

$0.3 million loss from impairment of property and equipment was recognized for the year ended December 31, 2023, compared to $1.2 million for the year ended December 31, 2022, primarily related to the removal of Evolv Edge units and Evolv Express prototypes from service, resulting in impairment of the remaining economic value of such units.

Interest Expense and Loss on Extinguishment of Debt

Interest expense remained flat on a year-over-year basis at $0.7 million for the years ended December 31, 2023 and 2022. In March 2023, the Company fully repaid all borrowings and accrued interest under the 2022 SVB Credit Agreement and terminated the 2022 SVB Credit Agreement. In accordance with the terms of the 2022 SVB Credit Agreement, the Company was required to pay a prepayment premium equal to 1.0% of the principal balance on the date of repayment. The Company incurred a loss on debt extinguishment of $0.6 million, consisting of the prepayment penalty of $0.3 million and the write off of $0.3 million of unamortized debt issuance costs.

Interest Income

Interest income of $6.2 million and $3.2 million for the years ended December 31, 2023 and December 31, 2022, respectively, related primarily to interest earned on money market funds, and for the year ended December 31, 2023, accretion of discounts on treasury bills.

Change in Fair Value of Contingent Earn-out Liability

Change in fair value of the contingent earn-out liability resulted in a $14.9 million loss and a $7.0 million gain for the years ended December 31, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in a $3.1 million loss and a $1.9 million gain for the years ended December 31, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in a $4.8 million loss and a $4.9 million gain for the years ended December 31, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Income Taxes

Our ETR on income before taxes for each of the years ended December 31, 2023 and December 31, 2022 was 0%. For December 31, 2023, the ETR was primarily impacted by the full valuation allowance maintained on the Company's net deferred tax assets and non-deductible fair value adjustments. For the year ended December 31, 2022, the ETR was primarily impacted by the full valuation allowance maintained on the Company's net deferred tax assets and non-taxable fair value adjustments. We have provided a valuation allowance for all of our net deferred tax assets as a result of our historical net losses in the jurisdictions in which we operate. We continue to assess all positive and negative evidence, including our future taxable income by jurisdiction based on our recent historical operating results, the expected timing of reversal of temporary differences, various tax planning strategies that we may be able to enact in future periods, the impact of potential operating changes on our business and our forecasted results from operations in future periods based on available information at the end of each reporting period. To the extent that we are able to reach the conclusion that deferred tax assets are realizable based on any combination of the above factors in any given tax jurisdiction, a reversal of all or some related portion of our existing valuation allowances may occur.

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,			
	2022	2021	$ Change	% Change
	(Restated)			
Revenue:				
Product revenue	$ 29,787	$ 13,631	$ 16,156	119 %
Subscription revenue	17,041	7,803	9,238	118
Service revenue	4,595	792	3,803	480
License fee and other revenue	1,296	1,167	129	11
Total revenue	52,719	23,393	29,326	125
Cost of revenue:				
Cost of product revenue	39,437	12,279	27,158	221
Cost of subscription revenue	7,460	4,501	2,959	66
Cost of service revenue	2,200	937	1,263	135
Cost of license fee and other revenue	2,222	1,647	575	35
Total cost of revenue	51,319	19,364	31,955	165
Gross profit	1,400	4,029	(2,629)	(65)
Operating expenses:				
Research and development	18,537	11,458	7,079	62
Sales and marketing	46,683	26,099	20,584	79
General and administrative	37,969	19,869	18,100	91
Loss from impairment of property and equipment	1,161	1,869	(708)	(38)
Total operating expenses	104,350	59,295	45,055	76
Loss from operations	(102,950)	(55,266)	(47,684)	(86)
Other income (expense), net:				
Interest expense	(712)	(6,068)	5,356	88
Interest income	3,165	—	3,165	*
Other expense, net	(64)	(617)	553	90
Loss on extinguishment of debt	—	(12,685)	12,685	*
Change in fair value of derivative liability	—	(1,745)	1,745	*
Change in fair value of contingent earn-out liability	6,988	47,360	(40,372)	(85)
Change in fair value of contingently issuable common stock liability	1,872	6,406	(4,534)	(71)
Change in fair value of public warrant liability	4,906	12,606	(7,700)	(61)
Change in fair value of common stock warrant liability	—	(879)	879	*
Total other income (expense), net	16,155	44,378	(28,223)	(64)
Net loss	$ (86,795)	$ (10,888)	$ (75,907)	(697) %
Gross profit margin:				
Product revenue	(32) %	10 %	N/A	(42) %
Subscription revenue	56 %	42 %	N/A	14 %
Service revenue	52 %	(18) %	N/A	70 %
License fee and other revenue	(71) %	(41) %	N/A	(30) %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends driving increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) acceleration in our customer acquisition activities as highlighted by the addition

59

of 295 new customers during the year ended December 31, 2022, (iii) the expansion of our existing customers' initial Evolv Express deployments to their other owned venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

The increases in product revenue and cost of product revenue are primarily due to the increase in product sales of Evolv Express units, which include the significant increase in the adoption of Evolv Express units by schools, healthcare facilities, hotels, casinos, and professional sports arenas. Further, during the year ended December 31, 2022, a higher relative mix of sales contracts were in the form of purchase subscription sales compared to leases.

The decrease in product gross profit and gross profit margin during the year ended December 31, 2022 compared to the year ended December 31, 2021 is attributable to several factors. We experienced strong demand across our education and healthcare customers for single lane configurations of Evolv Express due to limitations in the lobby size typical of customers in those markets. These configurations generate lower gross profit than our dual lane configurations of Evolv Express due to a lower average sale price. Further, a higher percentage of sales were made through our channel partners, which are generally at a lower average sale price, and therefore a lower gross margin, during the year ended December 31, 2022 compared to the prior year. Product gross profit and gross profit margin were also adversely impacted by marketing and sponsorship arrangements with certain customers (which are reflected as an offset to revenue), increases in shipping costs, and the costs associated with the write-off of scrap inventory incurred without corresponding revenue.

Subscription Revenue

The increases in subscription revenue, cost of subscription revenue, and subscription gross profit are primarily due to growth in our customer base and a higher number of leased Evolv Express units deployed under our pure subscription contract model during the year ended December 31, 2022 compared to the year ended December 31, 2021. Subscription gross profit margin increased primarily as the result of our ability to leverage our fixed costs over a higher revenue base.

Service Revenue

The increase in service revenue, cost of service revenue, and service gross profit are primarily due to the increased number of purchase subscription units deployed during the year ended December 31, 2022 compared to the year ended December 31, 2021, as well as an increase in the number of installation and training services performed. Service gross profit margin increased primarily as the result of our ability to leverage our fixed costs over a higher revenue base.

License fee and other revenue

The increase in license fee and other revenue, gross profit, and gross profit margin was driven by an increase of $0.1 million of other revenue, primarily related to shipping amounts billed to customers, earned during the year ended December 31, 2022 compared to the prior year period.

Research and Development Expenses

The increase in research and development expense was due to an increase in personnel related expenses of $7.0 million, which included an increase in payroll costs and stock-based compensation of $7.4 million, resulting primarily from a full year of expense related to new employees hired in our research and development function during the year ended December 31, 2021 and, to a lesser extent, new hires during the year ended December 31, 2022. This was partially offset by a decrease in research and development ("R&D") recruiting fees of $0.4 million. Stock compensation expense included in research and development expense was $3.8 million for the year ended December 31, 2022 compared to $0.9 million for the year ended December 31, 2021. Materials and prototype costs decreased by $1.2 million due to the transition from prototype production to standard manufacturing of the Evolv Express. Professional fees increased by $1.2 million due to consulting costs incurred for product development and engineering.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $14.3 million which included an increase in payroll costs and stock-based compensation of $14.3 million resulting primarily from a full year of expense related to new employees hired in our sales and marketing functions during the year ended December 31, 2021, and to a lesser extent, new hires during the year ended December 31, 2022, as well as an increase in commission expense of $1.5 million related to higher sales during the year ended December 31, 2022 compared to the prior year. Stock compensation expense included in sales and marketing expenses was $10.0 million for the year ended December 31, 2022 compared to $5.8 million for the year ended December 31, 2021. Direct marketing increased by $1.0 million primarily due to an increase in trade shows and events of $0.8 million, which have begun to return to pre-pandemic levels. Travel and entertainment expense increased by $1.7 million due to an increase in travel costs for in-person sales personnel meetings and events. Professional fees increased by $0.6 million due to consulting costs incurred for training and website development. Other expenses increased by $3.0 million due to $1.4 million of increased shipping costs related to demo units and $1.0 million of certain termination benefits paid to former employees.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $10.1 million which included an increase in payroll costs and stock-based compensation of $10.0 million resulting from expanding our team during the years ended December 31, 2022 and 2021. Stock compensation expense included in general and administrative expenses was $7.9 million for the year ended December 31, 2022 compared to $2.8 million for the year ended December 31, 2021. Professional fees increased by $3.2 million due to an increase in accounting, audit, tax, and legal services provided to the Company to support public company requirements. Insurance costs increased by $2.1 million due primarily to director and officer insurance expense in relation to being a public company. Non-income taxes decreased $0.8 million due to a reduction in our sales tax contingency liability related to additional sales and use taxes in various jurisdictions we may incur. Other expenses increased by $2.7 million due primarily to $1.5 million increase of certain one-time personnel-related benefits, a $1.0 million increase in IT and software subscription costs, a $0.3 million increase in depreciation and amortization expense, and $0.2 million of expense related to Express units donated through Give Evolv, partially offset by $0.7 million of non-capitalizable transaction costs incurred during the year ended December 31, 2021 related to the Merger.

Loss From Impairment of Property and Equipment

Impairment of property and equipment was $1.2 million and $1.9 million for the years ended December 31, 2022 and 2021, respectively. As we transition existing domestic customers to our current Express model, we are removing Edge units and Express prototype units from service, which results in the impairment of the remaining economic value of such units.

Interest Expense

Interest expense was $0.7 million for the year ended December 31, 2022, compared to $6.1 million for the year ended December 31, 2021. The decrease was primarily due to interest expense on the Convertible Notes during the year ended December 31, 2021. The Convertible Notes converted to the Company's common stock upon closing of the Merger in July 2021.

Interest Income

Interest income of $3.2 million for the year ended December 31, 2022 related primarily to interest earned on money market funds. No interest income was earned for the year ended December 31, 2021.

Loss on Extinguishment of Debt

Loss on extinguishment of debt of $12.7 million for the year ended December 31, 2021 related to a modification of the 2021 Convertible Notes due to an agreement with noteholders to receive an additional 1,000,000 shares of NHIC common stock as further consideration for the conversion of such notes.

Change in Fair Value of Derivative Liability

Change in the fair value of the derivative liability resulted in a loss of $1.7 million for the year ended December 31, 2021, resulting from an increase in the fair value of the Company's stock given the pending Merger. The derivative liability was derecognized in connection with the closing of the Merger.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in gains of $7.0 million and $47.4 million for the years ended December 31, 2022 and 2021, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in gains of $1.9 million and $6.4 million for the years ended December 31, 2022 and 2021, respectively, resulting from quarterly mark-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in gains of $4.9 million and $12.6 million for the years ended December 31, 2022 and 2021, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Change in Fair Value of Common Stock Warrant Liability

Change in the fair value of the common stock warrant liability resulted in a $0.9 million loss for the year ended December 31, 2021, resulting from the conversion of the common stock warrant liability upon the closing of the Merger and mark-to-market adjustments prior to the closing of the Merger.

Income Taxes

There is no provision for income taxes for the years ended December 31, 2022 and 2021 because we have historically incurred net operating losses and maintain a full valuation allowance against our deferred tax assets. We have provided a valuation allowance for all of our deferred tax assets as a result of our historical net losses in the jurisdictions in which we operate. We continue to assess all positive and negative evidence, including our future taxable income by jurisdiction based on our recent historical operating results, the expected timing of reversal of temporary differences, various tax planning strategies that we may be able to enact in future periods, the impact of potential operating changes on our business and our forecasted results from operations in future periods based on available information at the end of each reporting period. To the extent that we are able to reach the conclusion that deferred tax assets are realizable based on any combination of the above factors in any given tax jurisdiction, a reversal of all or some related portion of our existing valuation allowances may occur.

Quarterly Financial Information (Unaudited)

As a result of the restatement described above, we are restating our comparisons of impacted periods as follows:

Comparison of the Three Months Ended June 30, 2024 and 2023

The following table summarizes our results of operations for the three months ended June 30, 2024 and 2023 (in thousands):

	Three Months Ended June 30,			
	2024	2023	$ Change	% Change
	(Restated)	(Restated)		
Revenue:				
Product revenue	$ 1,954	$ 6,852	$ (4,898)	(71)%
Subscription revenue	15,655	7,702	7,953	103
Service revenue	5,566	3,646	1,920	53
License fee and other revenue	2,049	702	1,347	192
Total revenue	25,224	18,902	6,322	33
Cost of revenue:				
Cost of product revenue	2,839	7,417	(4,578)	(62)
Cost of subscription revenue	6,309	3,285	3,024	92
Cost of service revenue	1,321	1,014	307	30
Cost of license fee and other revenue	172	270	(98)	(36)
Total cost of revenue	10,641	11,986	(1,345)	(11)
Gross profit	14,583	6,916	7,667	111
Operating expenses:				
Research and development	5,850	6,389	(539)	(8)
Sales and marketing	17,011	13,596	3,415	25
General and administrative	14,093	10,865	3,228	30
Loss from impairment of property and equipment	—	157	(157)	*
Total operating expenses	36,954	31,007	5,947	19
Loss from operations	(22,371)	(24,091)	1,720	7
Other income (expense), net:				
Interest income	681	1,853	(1,172)	(63)
Other income (expense), net	(39)	(22)	(17)	(77)
Change in fair value of contingent earn-out liability	16,514	(28,113)	44,627	159
Change in fair value of contingently issuable common stock liability	3,747	(5,095)	8,842	174
Change in fair value of public warrant liability	4,886	(11,751)	16,637	142
Total other income (expense), net	25,789	(43,128)	68,917	160
Net income (loss)	$ 3,418	$ (67,219)	$ 70,637	105 %
Gross profit margin:				
Product revenue	(45) %	(8) %	N/A	(37) %
Subscription revenue	60 %	57 %	N/A	2 %
Service revenue	76 %	72 %	N/A	4 %
License fee and other revenue	92 %	62 %	N/A	30 %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends that are continuing to drive increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) customer acquisition activities which led to the addition of 84 new customers during the three months ended June 30, 2024, (iii) the expansion of our existing customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

The decreases in product revenue and cost of product revenue are primarily due to a transition to pure subscription sales and sales under our distributor licensing model during the preceding twelve months. The decrease in product gross profit margin for the three months ended June 30, 2024 compared to the prior year period is primarily attributable to $0.4 million of expense related to an increase to our inventory reserve and $0.3 million increase in manufacturing expenses.

Subscription Revenue

The increases in subscription revenue, cost of subscription revenue and subscription gross profit are primarily due to continued growth in our customer base for the three months ended June 30, 2024 compared to the prior year period, which was due to a transition to our pure subscription model and a higher number of active Evolv Express units deployed under our pure subscription model.

Service Revenue

The increases in service revenue, cost of service revenue, and gross profit are primarily due to an increased number of active revenue-generating purchase subscription units, as well as active revenue-generating units purchased by customers directly from Columbia Tech under our distributor licensing model, for the three months ended June 30, 2024 compared to the prior year period.

License fee and other revenue

The increase in license fee and other revenue, gross profit, and gross profit margin was primarily driven by $1.7 million of license fees earned during the three months ended June 30, 2024 compared to no license fees earned during the prior year period under the Distribution and License Agreement which was executed in March 2023.

Research and Development Expenses

The decrease in research and development expense was due to a decrease in personnel related expenses of $0.2 million which included a higher amount of payroll costs capitalized related to internal-use software and software embedded in products to be sold or leased of $0.7 million, partially offset by an increase of $0.4 million in payroll costs primarily resulting from new hires in our research and development function during the past twelve months. Materials and prototypes expense decreased by $0.3 million due to decreased design and engineering costs related to the development of the next generation of our Evolv Express system. Professional fees and other expense remained consistent.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $2.4 million which included an increase in payroll costs and stock-based compensation of $2.0 million resulting primarily from new hires in our sales and marketing functions to support increased sales volume during the past twelve months and certain other one-time employee-related benefits. Stock compensation expense included in sales and marketing expense was $2.7 million for the three months ended June 30, 2024 compared to $2.5 million for the three months ended June 30, 2023. Advertising and direct marketing expense increased by $0.4 million due to an increase in expenses related to trade shows and events of $0.3 million. Travel and entertainment expense increased by $0.1 million due to an increase in travel costs for in-person sales personnel meetings. Professional fees increased by $0.3 million due primarily to an increase in marketing consulting costs. Other expense increased by $0.1 million primarily due to an increase in IT and software subscription costs.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $0.9 million which included an increase in payroll costs and stock-based compensation of $0.9 million resulting from expanding our administrative team during the past twelve months. Stock compensation expense included in general and administrative expenses was $3.3 million for the three months ended June 30, 2024 compared to $2.8 million for the three months ended June 30, 2023. Professional fees increased by $0.2 million due to an increase in outsourced accounting consultancy and audit fees. Other expense increased by $2.5 million primarily due to an increase of $1.8 million of certain one-time expenses incurred during the three months ended June 30, 2024 compared to $0.4 million for the three months ended June 30, 2023, primarily due to consulting and legal fees related to the FTC and SEC investigations, as well as increases in rent for additional leased space of $0.2 million, IT and software subscription costs of $0.4 million, and bad debt expenses of $0.4 million. Increases in general and administrative expense were partially offset by a decrease in insurance expense as director and officer insurance premiums for the period decreased by $0.3 million.

Loss From Impairment of Property and Equipment

No loss from impairment of property and equipment was recognized for the three months ended June 30, 2024, compared to $0.2 million for the three months ended June 30, 2023, primarily related to the removal of Evolv Express units from service, resulting in impairment of the remaining economic value of such units.

Interest Income

Interest income of $0.7 million for the three months ended June 30, 2024 and $1.9 million for the three months ended June 30, 2023 related primarily to interest earned on money market funds and the accretion of discounts on treasury bills.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in a $16.5 million gain and a $28.1 million loss for the three months ended June 30, 2024 and 2023, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in a $3.7 million gain and a $5.1 million loss for the three months ended June 30, 2024 and 2023, respectively, resulting from quarterly mark-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in a $4.9 million gain and a $11.8 million loss for the three months ended June 30, 2024 and 2023, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Comparison of the Six Months Ended June 30, 2024 and 2023

The following table summarizes our results of operations for the six months ended June 30, 2024 and 2023 (in thousands):

	Six Months Ended June 30,			
	2024	2023	$ Change	% Change
	(Restated)	(Restated)		
Revenue:				
Product revenue	$ 3,445	$ 17,464	$ (14,019)	(80)%
Subscription revenue	29,874	13,875	15,999	115
Service revenue	10,818	6,405	4,413	69
License fee and other revenue	3,268	1,280	1,988	155
Total revenue	47,405	39,024	8,381	21
Cost of revenue:				
Cost of product revenue	5,953	19,779	(13,826)	(70)
Cost of subscription revenue	11,894	5,619	6,275	112
Cost of service revenue	2,519	1,597	922	58
Cost of license fee and other revenue	301	574	(273)	(48)
Total cost of revenue	20,667	27,569	(6,902)	(25)
Gross profit	26,738	11,455	15,283	133
Operating expenses:				
Research and development	12,246	11,784	462	4
Sales and marketing	32,870	26,234	6,636	25
General and administrative	25,899	19,793	6,106	31
Loss from impairment of property and equipment	—	294	(294)	*
Total operating expenses	71,015	58,105	12,910	22
Loss from operations	(44,277)	(46,650)	2,373	5
Other income (expense), net:				
Interest expense	—	(654)	654	*
Interest income	1,766	2,806	(1,040)	(37)
Other expense, net	(67)	(3)	(64)	(2,133)
Loss on extinguishment of debt	—	(626)	626	*
Change in fair value of contingent earn-out liability	23,413	(31,431)	54,844	174
Change in fair value of contingently issuable common stock liability	4,274	(5,837)	10,111	173
Change in fair value of public warrant liability	7,037	(13,501)	20,538	152
Total other income (expense), net	36,423	(49,246)	85,669	174
Net loss	$ (7,854)	$ (95,896)	$ 88,042	92 %
Gross profit margin:				
Product revenue	(73) %	(13) %	N/A	(60) %
Subscription revenue	60 %	60 %	N/A	1 %
Service revenue	77 %	75 %	N/A	2 %
License fee and other revenue	91 %	55 %	N/A	36 %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends that are continuing to drive increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) customer acquisition activities which led to the addition of 137 new customers during the six months ended June 30, 2024, (iii) the expansion of our existing customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

The decreases in product revenue and cost of product revenue are primarily due to a transition to pure subscription sales and sales under our distributor licensing model during the preceding twelve months. The decrease in product gross profit margin for the six months ended June 30, 2024 compared to the six months ended June 30, 2023 is primarily attributable to $1.0 million of expense related to an increase to our inventory reserve and $1.2 million of expense associated with adverse non-cancellable inventory purchase commitments during the six months ended June 30, 2024, both of which relate primarily to the ongoing transition of our manufacturing operations to the next generation of Evolv Express systems and the determination that certain components within our legacy systems will not be used in the next generation systems.

Subscription Revenue

The increases in subscription revenue, cost of subscription revenue, and subscription gross profit are primarily due to continued growth in our customer base for the six months ended June 30, 2024 compared to the six months ended June 30, 2023, which was due to a transition to our pure subscription model and a higher number of active Evolv Express units deployed under our pure subscription contract model.

Service Revenue

The increases in service revenue, cost of service revenue, and gross profit are primarily due to an increased number of active revenue-generating purchase subscription units, as well as active revenue-generating units purchased by customers directly from Columbia Tech under our distributor licensing model, for the six months ended June 30, 2024 compared to the six months ended June 30, 2023.

License fee and other revenue

The increase in license fee and other revenue, gross profit, and gross profit margin was primarily driven by $2.4 million of license fees earned during the six months ended June 30, 2024 compared to no license fees earned during the six months ended June 30, 2023 under the Distribution and License Agreement which was executed in March 2023.

Research and Development Expenses

The increase in research and development expense was due to an increase in materials and prototypes expense of $0.1 million, due to an increase of inventory reserve on unused components of $0.4 million offset by the decrease of design and engineering costs of $0.2 million, both of which relate primarily to the development of the next generation of our Evolv Express system. Professional fees decreased by $0.1 million due to consulting costs incurred for product development and engineering. Other expense increased by $0.3 million due to an increase in IT and software subscription costs of $0.2 million. Personnel related expenses increased by $0.1 million due to a higher amount of payroll costs capitalized related to internal-use software and software embedded in products to be sold or leased of $1.1 million, partially offset by an increase in payroll costs of $1.1 million primarily resulting from new hires in our research and development function during the past twelve months.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $5.0 million which included an increase in payroll costs and stock-based compensation of $4.6 million resulting primarily from new hires in our sales and marketing functions during the past twelve months to support increased sales volume and certain other one-time employee-related termination costs. Stock compensation expense included in sales and marketing expenses was $5.7 million for the six months ended June 30, 2024 compared to $4.5 million for the six months ended June 30, 2023. Advertising and direct marketing expense remained consistent. Travel and entertainment expense increased by $0.5 million due to an increase in travel costs for in-person sales personnel meetings. Professional fees increased by $0.7 million due primarily to an increase in marketing consulting costs. Other expense increased by $0.4 million primarily due to an increase in IT and software subscription costs of $0.2 million.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $2.0 million, which included an increase in payroll costs and stock-based compensation of $2.0 million resulting from expanding our administrative team during the past twelve months. Stock compensation expense included in general and administrative expenses was $5.7 million for the six months ended June 30, 2024 compared to $4.8 million for the six months ended June 30, 2023. Professional fees increased by $1.3 million due to an increase in outsourced accounting consultancy and audit fees. Insurance costs decreased by $0.6 million due to a decrease in director and officer insurance premiums. Other expense increased by $3.4 million primarily due to a $1.1 million accrual for ongoing regulatory matters and an increase of $2.2 million of certain one-time expenses, primarily due to consulting and legal fees, as well as increases in rent for additional leased space of $0.3 million, IT and software subscription costs of $0.6 million, and property taxes of $0.4 million.

Loss From Impairment of Property and Equipment

No loss from impairment of property and equipment was recognized for the six months ended June 30, 2024, compared to $0.3 million for the six months ended June 30, 2023, primarily related to the removal of Evolv Express units from service, resulting in impairment of the remaining economic value of such units.

Interest Expense

No interest expense was recognized for the six months ended June 30, 2024, compared to $0.7 million for the six months ended June 30, 2023. During March 2023, the Company fully repaid all borrowings and accrued interest under its term loans with SVB pursuant to the 2022 SVB Credit Agreement.

Interest Income

Interest income of $1.8 million and $2.8 million for the six months ended June 30, 2024 and 2023, respectively, related primarily to interest earned on money market funds and the accretion of discounts on treasury bills.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in a $23.4 million gain and a $31.4 million loss for the six months ended June 30, 2024 and 2023, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in a $4.3 million gain and a $5.8 million loss for the six months ended June 30, 2024 and 2023, respectively, resulting from quarterly mark-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in a $7.0 million gain and a $13.5 million loss for the six months ended June 30, 2024 and 2023, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Comparison of the Three Months Ended March 31, 2024 and 2023

The following table summarizes our results of operations for the three months ended March 31, 2024 and 2023 (in thousands):

	Three Months Ended March 31,		$ Change	% Change
	2024	2023		
	(Restated)	(Restated)		
Revenue:				
Product revenue	$ 1,491	$ 10,612	$ (9,121)	(86)%
Subscription revenue	14,219	6,173	8,046	130
Service revenue	5,252	2,759	2,493	90
License fee and other revenue	1,219	578	641	111
Total revenue	22,181	20,122	2,059	10
Cost of revenue:				
Cost of product revenue	3,114	12,362	(9,248)	(75)
Cost of subscription revenue	5,585	2,334	3,251	139
Cost of service revenue	1,198	583	615	105
Cost of license fee and other revenue	129	304	(175)	(58)
Total cost of revenue	10,026	15,583	(5,557)	(36)
Gross profit	12,155	4,539	7,616	168
Operating expenses:				
Research and development	6,396	5,395	1,001	19
Sales and marketing	15,859	12,638	3,221	25
General and administrative	11,806	8,928	2,878	32
Loss from impairment of property and equipment	—	137	(137)	*
Total operating expenses	34,061	27,098	6,963	26
Loss from operations	(21,906)	(22,559)	653	3
Other income (expense), net:				
Interest expense	—	(654)	654	*
Interest income	1,085	953	132	14
Other income (expense), net	(28)	19	(47)	(247)
Loss on extinguishment of debt	—	(626)	626	*
Change in fair value of contingent earn-out liability	6,899	(3,318)	10,217	308
Change in fair value of contingently issuable common stock liability	527	(742)	1,269	171
Change in fair value of public warrant liability	2,151	(1,750)	3,901	223
Total other income (expense), net	10,634	(6,118)	16,752	274
Net loss	$ (11,272)	$ (28,677)	$ 17,405	61 %
Gross profit margin:				
Product revenue	(109) %	(16) %	N/A	(92) %
Subscription revenue	61 %	62 %	N/A	(1) %
Service revenue	77 %	79 %	N/A	(2) %
License fee and other revenue	89 %	47 %	N/A	42 %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends that are continuing to drive increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) customer acquisition activities which led to the addition of 53 new customers during the three months ended March 31, 2024, (iii) the expansion of our existing customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Our average sales cycle increased to five months during the first fiscal quarter of 2024 compared to three months during the first fiscal quarter of 2023, an increase of approximately 40%. We believe the FTC and SEC investigations were the primary reason for the lengthening of the sales cycle as customers work to satisfy incremental due diligence requirements. However, the investigations did not materially impact our win rate, which increased year over year.

Product Revenue

The decreases in product revenue and cost of product revenue are primarily due to a transition to pure subscription sales and sales under our distributor licensing model during the preceding twelve months. The decrease in product gross profit margin for the three months ended March 31, 2024 compared to the prior year period is primarily attributable to $0.7 million of expense related to an increase to our inventory reserve and $1.2 million of expense associated with adverse non-cancellable inventory purchase commitments, both of which relate primarily to the ongoing transition of our manufacturing operations to the next generation of Evolv Express systems and the determination that certain components within our legacy systems will not be used in the next generation systems.

Subscription Revenue

The increases in subscription revenue, cost of subscription revenue, and subscription gross profit are primarily due to growth in our customer base for the three months ended March 31, 2024 compared to the prior year period, which was due to a transition to our pure subscription model and a higher number of active Evolv Express units deployed under our pure subscription contract model.

Service Revenue

The increases in service revenue, cost of service revenue, and gross profit are primarily due to an increased number of active revenue-generating purchase subscription units, as well as active revenue-generating units purchased by customers directly from Columbia Tech, for the three months ended March 31, 2024 compared to the prior year period.

License fee and other revenue

The increase in license fee and other revenue, gross profit, and gross profit margin was primarily driven by $0.7 million of license fees earned during the three months ended March 31, 2024 compared to no license fees earned during the prior year period under the Distribution and License Agreement which was executed in March 2023. Revenue from install, training, and professional services was $0.5 million for the three months ended March 31, 2024 compared to $0.6 million for the prior year period.

Research and Development Expenses

The increase in research and development expense was due to an increase in personnel related expenses of $0.3 million which included an increase in payroll costs of $0.7 million primarily resulting from new hires in our research and development function during the past twelve months, offset by a $0.4 million higher amount of payroll costs capitalized related to internal-use software and software embedded in products to be sold or leased. Materials and prototypes expense increased by $0.5 million due to increased design and engineering costs related to the development of the next generation of our Evolv Express system. Other expense increased by $0.3 million due to an increase in IT and software subscription costs of $0.1 million and an increase in supplies cost of $0.1 million. Professional fees decreased by $0.1 million due to higher amount of costs capitalized related to internal-use software and software embedded in products to be sold or leased, offset by consulting costs incurred for product development and engineering.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $2.6 million, due to an increase in payroll costs and stock-based compensation of $2.7 million resulting primarily from new hires in our sales and marketing functions during the past twelve months to support increased sales volume. Stock compensation expense included in sales and marketing expenses was $3.0 million for the three months ended March 31, 2024 compared to $2.0 million for the three months ended March 31, 2023. Travel and entertainment expense increased by $0.4 million due to an increase in travel costs for in-person sales personnel meetings. Professional fees increased by $0.4 million due primarily to an increase in marketing consulting costs. Other expense increased by $0.3 million primarily due to an increase in IT and software subscription costs of $0.1 million. These costs were partially offset by a decrease in advertising and direct marketing expense of $0.4 million primarily due to a decrease in expense related to trade shows and events.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $1.1 million due to an increase in payroll costs and stock-based compensation of $1.0 million resulting from expanding our administrative team during the past twelve months. Stock compensation expense included in general and administrative expense was $2.4 million for the three months ended March 31, 2024 compared to $2.1 million for the three months ended March 31, 2023. Professional fees increased by $1.1 million due to an increase in outsourced accounting consultancy and audit fees. Other expense increased by $0.8 million primarily due to $0.4 million of certain one-time expenses incurred during the three months ended March 31, 2024, primarily due to consulting and legal fees, as well as increases in rent, IT and software subscription costs, and property taxes of $0.2 million each. Increases in general and administrative expense were partially offset by a decrease in director and officer insurance premiums by $0.2 million.

Loss From Impairment of Property and Equipment

No loss from impairment of property and equipment was recognized for the three months ended March 31, 2024, compared to $0.1 million for the three months ended March 31, 2023, primarily related to the removal of Evolv Edge units and Evolv Express prototypes from service, resulting in impairment of the remaining economic value of such units.

Interest Expense

No interest expense was recognized for the three months ended March 31, 2024, compared to $0.7 million for the three months ended March 31, 2023. During March 2023, the Company fully repaid all borrowings and accrued interest under its term loans with SVB pursuant to the 2022 SVB Credit Agreement.

Interest Income

Interest income of $1.1 million for the three months ended March 31, 2024 and $1.0 million for the three months ended March 31, 2023 related primarily to interest earned on money market funds, and for the three months ended March 31, 2024, accretion of discounts on treasury bills.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in a $6.9 million gain and a $3.3 million loss for the three months ended March 31, 2024 and 2023, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in a $0.5 million gain and a $0.7 million loss for the three months ended March 31, 2024 and 2023, respectively, resulting from quarterly mark-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in a $2.2 million gain and a $1.8 million loss for the three months ended March 31, 2024 and 2023, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Comparison of the Three Months Ended September 30, 2023 and 2022

The following table summarizes our results of operations for the three months ended September 30, 2023 and 2022 (in thousands):

		Three Months Ended September 30,				
		2023		2022	$ Change	% Change
		(Restated)		(Restated)		
Revenue:						
Product revenue	$	3,456	$	9,607	$ (6,151)	(64)%
Subscription revenue		9,858		5,105	4,753	93
Service revenue		4,345		1,303	3,042	233
License fee and other revenue		2,302		281	2,021	719
Total revenue		19,961		16,296	3,665	22
Cost of revenue:						
Cost of product revenue		3,496		13,064	(9,568)	(73)
Cost of subscription revenue		4,157		2,177	1,980	91
Cost of service revenue		1,219		500	719	144
Cost of license fee and other revenue		198		638	(440)	(69)
Total cost of revenue		9,070		16,379	(7,309)	(45)
Gross profit		10,891		(83)	10,974	13,222
Operating expenses:						
Research and development		6,386		5,182	1,204	23
Sales and marketing		14,408		11,969	2,439	20
General and administrative		11,261		9,093	2,168	24
Loss from impairment of property and equipment		28		189	(161)	(85)
Total operating expenses		32,083		26,433	5,650	21
Loss from operations		(21,192)		(26,516)	5,324	20
Other income (expense), net:						
Interest expense		—		(188)	188	*
Interest income		1,791		1,052	739	70
Other income (expense), net		(64)		(57)	(7)	(12)
Change in fair value of contingent earn-out liability		14,078		7,245	6,833	94
Change in fair value of contingently issuable common stock liability		2,277		1,081	1,196	111
Change in fair value of public warrant liability		8,156		(1,146)	9,302	812
Total other income (expense), net		26,238		7,987	18,251	229
Net income (loss)	$	5,046	$	(18,529)	$ 23,575	127 %
Gross profit margin:						
Product revenue		(1) %		(36) %	N/A	35 %
Subscription revenue		58 %		57 %	N/A	— %
Service revenue		72 %		62 %	N/A	10 %
License fee and other revenue		91 %		(127) %	N/A	218 %



*N/A – Not meaningful

73

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends that are continuing to drive increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) customer acquisition activities which led to the addition of 70 new customers during the three months ended September 30, 2023, (iii) the expansion of our existing customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

The decreases in product revenue and cost of product revenue are primarily due to a transition to pure subscription sales and sales under our distributor licensing model during the preceding twelve months. The increases in product gross profit and product gross profit margin during the three months ended September 30, 2023 compared to the prior year period reflects a higher average number of units sold per transaction across our target end markets, particularly in the professional sports vertical.

Subscription Revenue

The increases in subscription revenue, cost of subscription revenue, and subscription gross profit are primarily due to growth in our customer base, a transition to our pure subscription model, and a higher number of active Evolv Express units deployed under our pure subscription contract model. Subscription gross profit margin increased slightly as the result of our ability to leverage our fixed costs over a higher revenue base.

Service Revenue

The increases in service revenue and gross profit are primarily due to an increased number of active revenue-generating purchase subscription units and an increase in installation and training services. Service gross profit margin increased primarily as the result of our ability to leverage our fixed costs over a higher revenue base.

License fee and other revenue

License fee and other revenue for the three months ended September 30, 2023 consists of $2.0 million of license fees earned in connection to the Distribution and License Agreement. The Company did not earn any license fee revenue for periods prior to the three months ended September 30, 2023.

Research and Development Expenses

The increase in research and development expense was due to an increase in personnel related expenses of $0.7 million, which included an increase in payroll costs and stock-based compensation of $0.9 million primarily resulting from new hires in our research and development function during the past twelve months, offset by an increase of $0.4 million of payroll costs capitalized related to internal-use software and software embedded in products to be sold or leased. Stock-based compensation expense included in research and development expenses was $1.1 million for the three months ended September 30, 2023 compared to $1.2 million for the three months ended September 30, 2022. Materials and prototypes expense increased by $0.2 million due to increased design and engineering costs related to the development of the next generation of our Evolv Express system. Professional fees increased by $0.1 million due to consulting costs incurred for product development and engineering. Other expense increased by $0.3 million primarily due to software subscriptions.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $2.0 million, which included an increase in payroll costs and commissions of $1.6 million resulting primarily from new hires in our sales and marketing functions during the past twelve months to support increased sales volume. Stock compensation expense included in sales and marketing expenses was $2.3 million for the three months ended September 30, 2023 compared to $2.7 million for the three months ended September 30, 2022. Travel and entertainment expense increased by $0.5 million due to an increase in travel costs for in-person sales personnel meetings and events. Professional fees increased by $0.3 million due primarily to an increase in marketing consulting costs. These increases in sales and marketing expense were partially offset by a decrease in advertising and direct marketing expense of $0.6 million.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $1.3 million, which included an increase in payroll costs and stock-based compensation of $1.1 million resulting from expanding our administrative team during the past twelve months. Stock compensation expense included in general and administrative expenses was $2.5 million for the three months ended September 30, 2023 compared to $2.4 million for the three months ended September 30, 2022. Other expense increased by $1.2 million primarily due to $0.9 million of certain one-time expenses incurred during the three months ended September 30, 2023, primarily related to legal fees for one-time matters, as well as increases in software subscriptions of $0.3 million and other miscellaneous expenses.

Loss From Impairment of Property and Equipment

Loss from impairment of property and equipment was less than $0.1 million and $0.2 million for the three months ended September 30, 2023 and 2022, respectively, primarily related to the removal of Evolv Edge units and Evolv Express prototypes from service, resulting in impairment of the remaining economic value of such units.

Interest Expense

No interest expense was recognized for the three months ended September 30, 2023, compared to $0.2 million for the three months ended September 30, 2022. During March 2023, the Company fully repaid all borrowings and accrued interest under its term loans with SVB pursuant to the 2022 SVB Credit Agreement.

Interest Income

Interest income of $1.8 million for the three months ended September 30, 2023 and $1.1 million for the three months ended September 30, 2022 related primarily to interest earned on money market funds, and for the three months ended September 30, 2023, accretion of discounts on treasury bills.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in gains of $14.1 million and $7.2 million for the three months ended September 30, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in gains of $2.3 million and $1.1 million for the three months ended September 30, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in a $8.2 million gain and a $1.1 million loss for the three months ended September 30, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Comparison of the Nine Months Ended September 30, 2023 and 2022

The following table summarizes our results of operations for the nine months ended September 30, 2023 and 2022, (in thousands):

	Nine Months Ended September 30,		$ Change	% Change
	2023	2022		
	(Restated)	(Restated)		
Revenue:				
Product revenue	$ 20,920	$ 18,965	$ 1,955	10 %
Subscription revenue	23,733	11,881	11,852	100
Service revenue	10,750	2,411	8,339	346
License fee and other revenue	3,582	670	2,912	435
Total revenue	58,985	33,927	25,058	74
Cost of revenue:				
Cost of product revenue	23,275	23,617	(342)	(1)
Cost of subscription revenue	9,776	5,726	4,050	71
Cost of service revenue	2,816	1,652	1,164	70
Cost of license fee and other revenue	772	1,740	(968)	(56)
Total cost of revenue	36,639	32,735	3,904	12
Gross profit	22,346	1,192	21,154	1,775
Operating expenses:				
Research and development	18,170	13,731	4,439	32
Sales and marketing	40,642	33,246	7,396	22
General and administrative	31,054	29,484	1,570	5
Loss from impairment of property and equipment	322	1,038	(716)	(69)
Total operating expenses	90,188	77,499	12,689	16
Loss from operations	(67,842)	(76,307)	8,465	11
Other (expense) income, net:				
Interest expense	(654)	(489)	(165)	(34)
Interest income	4,597	1,611	2,986	185
Other expense, net	(67)	(57)	(10)	(18)
Loss on extinguishment of debt	(626)	—	(626)	*
Change in fair value of contingent earn-out liability	(17,353)	9,754	(27,107)	(278)
Change in fair value of contingently issuable common stock liability	(3,560)	2,529	(6,089)	(241)
Change in fair value of public warrant liability	(5,345)	4,297	(9,642)	(224)
Total other (expense) income, net	(23,008)	17,645	(40,653)	(230)
Net loss	$ (90,850)	$ (58,662)	$ (32,188)	(55)%
Gross profit margin:				
Product revenue	(11) %	(25) %	N/A	13 %
Subscription revenue	59 %	52 %	N/A	7 %
Service revenue	74 %	31 %	N/A	42 %
License fee and other revenue	78 %	(160) %	N/A	238 %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends that are continuing to drive increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) customer acquisition activities which led to the addition of 205 new customers during the nine months ended September 30, 2023, (iii) the expansion of our existing customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

The decreases in product revenue and cost of product revenue are primarily due to a transition to pure subscription sales and sales under our distributor licensing model during the preceding twelve months. The increases in product gross profit and product gross profit margin during the nine months ended September 30, 2023 compared to the prior year period reflects a higher average number of units sold per transaction across our target end markets, particularly in the professional sports vertical.

Subscription Revenue

The increases in subscription revenue, cost of subscription revenue, and subscription gross profit are primarily due to growth in our customer base, a transition to our pure subscription model, and a higher number of active Evolv Express units deployed under our pure subscription contract model. Subscription gross profit margin increased as the result of our ability to leverage our fixed costs over a higher revenue base.

Service Revenue

The increase in service revenue and gross profit is primarily due to an increased number of active revenue-generating purchase subscription units and an increase in installation and training services. Service gross profit margin increased primarily as the result of our ability to leverage our fixed costs over a higher revenue base.

License fee and other revenue

License fee and other revenue for the nine months ended September 30, 2023 consists of $2.0 million of license fees earned in connection to the Distribution and License Agreement. The Company did not earn any license fee revenue for periods prior to the nine months ended September 30, 2023.

Research and Development Expenses

The increase in research and development expense was due to an increase in personnel related expenses of $1.6 million, which included an increase in payroll costs and stock-based compensation of $2.8 million primarily resulting from new hires in our research and development function during the past twelve months, partially offset by a higher amount of payroll costs capitalized related to internal-use software and software embedded in products to be sold or leased of $1.0 million. Stock compensation expense included in research and development expenses was $3.2 million for the nine months ended September 30, 2023 compared to $2.9 million for the nine months ended September 30, 2022. Materials and prototypes increased by $1.1 million due to design and engineering costs related to the next generation of our Evolv Express system. Professional fees increased by $1.3 million primarily due to consulting costs incurred for product development and engineering, offset by capitalized costs relating to consultants.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $8.1 million, which included an increase in payroll costs and commissions of $4.5 million resulting primarily from new hires in our sales and marketing functions during the past twelve months to support increased sales volume, which drove increases in salaries of $1.8 million and commissions of $1.8 million. Stock compensation expense included in sales and marketing expenses was $6.8 million for the nine months ended September 30, 2023 compared to $6.4 million for the nine months ended September 30, 2022. Advertising and direct marketing expense decreased by $1.7 million due to a decrease in expense related to trade shows and events, and other marketing costs. Travel and entertainment expense increased by $1.1 million due to an increase in travel costs for in-person sales personnel meetings and events. Professional fees increased by $0.8 million due primarily to an increase in marketing consulting costs. Other expense decreased by $0.9 million due primarily to $1.0 million of certain one-time retention benefits incurred during the nine months ended September 30, 2022 that were not incurred during the nine months ended September 30, 2023.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $4.2 million, which included an increase in payroll costs and stock-based compensation of $4.6 million resulting from expanding our administrative team during the past twelve months partially offset by a decrease in recruiting expenses of $0.4 million. Stock compensation expense included in general and administrative expenses was $7.3 million for the nine months ended September 30, 2023 compared to $5.7 million for the nine months ended September 30, 2022. Professional fees decreased by $2.6 million due to a decrease in outsourced accounting consultancy and audit fees. Insurance expense decreased by $0.8 million primarily related to a decrease in director and officer insurance premiums.

Loss From Impairment of Property and Equipment

Loss from impairment of property and equipment was $0.3 million and $1.0 million for the nine months ended September 30, 2023 and 2022, respectively, primarily related to the removal of Evolv Edge units and Evolv Express prototypes from service, resulting in impairment of the remaining economic value of such units.

Interest Expense and Loss on Extinguishment of Debt

Interest expense was $0.7 million for the nine months ended September 30, 2023, compared to $0.5 million for the nine months ended September 30, 2022. The increase was primarily due to interest expense incurred during the three months ended March 31, 2023 related to the Company's term loans with SVB pursuant to the 2022 SVB Credit Agreement. During March 2023, the Company fully repaid all borrowings and accrued interest under the 2022 SVB Credit Agreement and terminated the 2022 SVB Credit Agreement. In accordance with the terms of the 2022 SVB Credit Agreement, the Company was required to pay a prepayment premium equal to 1.0% of the principal balance on the date of repayment. The Company incurred a loss on debt extinguishment of $0.6 million, consisting of the prepayment penalty of $0.3 million and the write off of $0.3 million of unamortized debt issuance costs.

Interest Income

Interest income of $4.6 million for the nine months ended September 30, 2023 and $1.6 million for the nine months ended September 30, 2022 related primarily to interest earned on money market funds, and for the nine months ended September 30, 2023, accretion of discounts on treasury bills.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in a $17.4 million loss and a $9.8 million gain for the nine months ended September 30, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in a $3.6 million loss and a $2.5 million gain for the nine months ended September 30, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in a $5.3 million loss and a $4.3 million gain for the nine months ended September 30, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Comparison of the Three Months Ended June 30, 2023 and 2022

The following table summarizes our results of operations for the three months ended June 30, 2023 and 2022 (in thousands):

	Three Months Ended June 30,					
	2023		2022		$ Change	% Change
	(Restated)		(Restated)			
Revenue:						
Product revenue	$	6,852	$	4,164	$ 2,688	65 %
Subscription revenue		7,702		3,772	3,930	104
Service revenue		3,646		782	2,864	366
License fee and other revenue		702		203	499	246
Total revenue		18,902		8,921	9,981	112
Cost of revenue:						
Cost of product revenue		7,417		5,347	2,070	39
Cost of subscription revenue		3,285		2,007	1,278	64
Cost of service revenue		1,014		467	547	117
Cost of license fee and other revenue		270		722	(452)	(63)
Total cost of revenue		11,986		8,543	3,443	40
Gross profit		6,916		378	6,538	1,730
Operating expenses:						
Research and development		6,389		4,374	2,015	46
Sales and marketing		13,596		11,605	1,991	17
General and administrative		10,865		9,574	1,291	13
Loss from impairment of property and equipment		157		753	(596)	(79)
Total operating expenses		31,007		26,306	4,701	18
Loss from operations		(24,091)		(25,928)	1,837	7
Other income (expense), net:						
Interest expense		—		(159)	159	*
Interest income		1,853		491	1,362	277
Other income (expense), net		(22)		—	(22)	*
Change in fair value of contingent earn-out liability		(28,113)		(569)	(27,544)	(4,841)
Change in fair value of contingently issuable common stock liability		(5,095)		(24)	(5,071)	(21,129)
Change in fair value of public warrant liability		(11,751)		(143)	(11,608)	(8,117)
Total other income (expense), net		(43,128)		(404)	(42,724)	(10,575)
Net loss	$	(67,219)	$	(26,332)	$ (40,887)	(155)%
Gross profit margin:						
Product revenue		(8) %		(28) %	N/A	20 %
Subscription revenue		57 %		47 %	N/A	11 %
Service revenue		72 %		40 %	N/A	32 %
License fee and other revenue		62 %		(256) %	N/A	317 %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends that are continuing to drive increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) acceleration in our customer acquisition activities as highlighted by the addition of 74 new customers during the three months ended June 30, 2023, (iii) the expansion of our existing customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

The increases in product revenue and cost of product revenue are primarily due to the increase in product sales of Evolv Express units, which reflect an ongoing increase in the adoption of Evolv Express units by schools and healthcare facilities. The increase in product gross profit and product gross profit margin during the three months ended June 30, 2023 compared to the prior year period is attributable primarily to higher average revenue per unit sold. These increases were tempered by (i) a continued strong demand across our education and healthcare customers for single lane configurations of Evolv Express due to limitations in the lobby size typical of customers in those markets (single lane configurations typically generate lower gross profit than our dual lane configurations of Evolv Express due to a lower average sale price), and (ii) a higher percentage of sales made through our channel partners, which are generally at a lower average sale price.

Subscription Revenue

The increases in subscription revenue, cost of subscription revenue, and subscription gross profit are primarily due to growth in our customer base and a higher number of active Evolv Express units deployed under our pure subscription contract model. Subscription gross profit margin increased primarily as the result of our ability to leverage our fixed costs over a higher revenue base.

Service Revenue

The increase in service revenue is primarily due to the increased number of purchase subscription units deployed in the preceding year, as well as the increase in the number of installation and training services performed. Service gross profit margin increased primarily as the result of our ability to leverage our fixed costs over a higher revenue base.

License fee and other revenue

The change in license fee and other revenue, gross profit, and gross profit margin was a result of the change in installation, training and professional service revenue earned during the period compared to the prior period.

Research and Development Expenses

The increase in research and development expense was due to an increase in personnel related expenses of $0.5 million, which included an increase in payroll costs and stock-based compensation of $0.8 million primarily resulting from new hires in our research and development function during the past twelve months, offset by a higher amount of payroll costs capitalized related to internal-use software and software embedded in products to be sold or leased of $0.4 million. Stock-based compensation expense included in research and development expenses was $1.2 million for the three months ended June 30, 2023 compared to $1.1 million for the three months ended June 30, 2022. Materials and prototypes expense increased by $0.9 million due to increased design and engineering costs related to the development of the next generation of our Evolv Express system. Professional fees increased by $0.5 million primarily due to consulting costs incurred for product development and engineering.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $2.8 million, which included an increase in payroll costs, commissions and stock-based compensation of $1.3 million resulting primarily from new hires in our sales and marketing functions during the past twelve months to support increase sales volume, as well as an increase of $0.9 million in overhead costs. Stock compensation expense included in sales and marketing expenses was $2.5 million for the three months ended June 30, 2023 compared to $2.2 million for the three months ended June 30, 2022. Advertising and direct marketing expense decreased by $0.4 million due to a decrease in expense related to trade shows and events and other marketing. Travel and entertainment expense increased by $0.4 million due to an increase in travel costs for in-person sales personnel meetings and events. Professional fees increased by $0.3 million due to an increase in marketing consulting costs. Other expense decreased by $1.0 million due primarily to $1.0 million of certain one-time retention benefits incurred during the three months ended June 30, 2022 that were not incurred during the three months ended June 30, 2023.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $2.1 million, which included an increase in payroll costs and stock-based compensation of $2.1 million resulting from expanding our administrative team during the past twelve months. Stock compensation expense included in general and administrative expenses was $2.8 million for the three months ended June 30, 2023 compared to $1.5 million for the three months ended June 30, 2022. Professional fees decreased by $0.5 million due to a decrease in outsourced accounting consultancy fees. Insurance costs decreased by $0.3 million due to a decrease in director and officer insurance premiums.

Loss From Impairment of Property and Equipment

Loss from impairment of property and equipment was an immaterial $0.2 million and $0.8 million for the three months ended June 30, 2023 and 2022, respectively.

Interest Expense

Interest expense was $0 for the three months ended June 30, 2023, compared to $0.2 million for the three months ended June 30, 2022. During March 2023, the Company fully repaid all borrowings and accrued interest under its term loans with SVB pursuant to the 2022 SVB Credit Agreement.

Interest Income

Interest income of $1.9 million for the three months ended June 30, 2023 and $0.5 million for the three months ended June 30, 2022 related primarily to interest earned on money market funds, and for the three months ended June 30, 2023, accretion of discounts on treasury bills.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in losses of $28.1 million and $0.6 million for the three months ended June 30, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in losses of $5.1 million and less than $0.1 million for the three months ended June 30, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in losses of $11.8 million and $0.1 million for the three months ended June 30, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Comparison of the Six Months Ended June 30, 2023 and 2022

The following table summarizes our results of operations for the six months ended June 30, 2023 and 2022, (in thousands):

	Six Months Ended June 30,		$ Change	% Change
	2023	2022		
	(Restated)	(Restated)		
Revenue:				
Product revenue	$ 17,464	$ 9,358	$ 8,106	87 %
Subscription revenue	13,875	6,776	7,099	105
Service revenue	6,405	1,108	5,297	478
License fee and other revenue	1,280	389	891	229
Total revenue	39,024	17,631	21,393	121
Cost of revenue:				
Cost of product revenue	19,779	10,553	9,226	87
Cost of subscription revenue	5,619	3,549	2,070	58
Cost of service revenue	1,597	1,152	445	39
Cost of license fee and other revenue	574	1,102	(528)	(48)
Total cost of revenue	27,569	16,356	11,213	69
Gross profit	11,455	1,275	10,180	798
Operating expenses:				
Research and development	11,784	8,549	3,235	38
Sales and marketing	26,234	21,277	4,957	23
General and administrative	19,793	20,391	(598)	(3)
Loss from impairment of property and equipment	294	849	(555)	(65)
Total operating expenses	58,105	51,066	7,039	14
Loss from operations	(46,650)	(49,791)	3,141	6
Other (expense) income, net:				
Interest expense	(654)	(301)	(353)	(117)
Interest income	2,806	559	2,247	402
Other expense, net	(3)	—	(3)	*
Loss on extinguishment of debt	(626)	—	(626)	*
Change in fair value of contingent earn-out liability	(31,431)	2,509	(33,940)	(1,353)
Change in fair value of contingently issuable common stock liability	(5,837)	1,448	(7,285)	(503)
Change in fair value of public warrant liability	(13,501)	5,443	(18,944)	(348)
Total other (expense) income, net	(49,246)	9,658	(58,904)	(610)
Net loss	$ (95,896)	$ (40,133)	$ (55,763)	(139)%
Gross profit margin:				
Product revenue	(13) %	(13) %	N/A	— %
Subscription revenue	60 %	48 %	N/A	12 %
Service revenue	75 %	(4) %	N/A	79 %
License fee and other revenue	55 %	(183) %	N/A	238 %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends that are continuing to drive increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) acceleration in our customer acquisition activities as highlighted by the addition of 135 new customers during the six months ended June 30, 2023, (iii) the expansion of our existing customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

The increases in product revenue and cost of product revenue are primarily due to the increase in product sales of Evolv Express units, which reflect an ongoing increase in the adoption of Evolv Express units by schools and healthcare facilities.

The decrease in product gross profit during the six months ended June 30, 2023 compared to the prior year period is attributable primarily to an increase in product sales as product gross profit margin remained relatively consistent between periods. Product gross profit margin improved during the three months ended June 30, 2023 (negative 7%) compared to the three months ended March 31, 2023 (negative 21%) primarily as the result of higher average revenue per unit sold. These increases were tempered by (i) continued strong demand across our education and healthcare customers for single lane configurations of Evolv Express due to limitations in the lobby size typical of customers in those markets (single lane configurations typically generate lower gross profit than our dual lane configurations of Evolv Express due to a lower average sale price), and (ii) a higher percentage of sales made through our channel partners, which are generally at a lower average sale price.

Subscription Revenue

The increases in subscription revenue, cost of subscription revenue, and subscription gross profit are primarily due to growth in our customer base and a higher number of active Evolv Express units deployed under our pure subscription contract model. Subscription gross profit margin increased primarily as the result of our ability to leverage our fixed costs over a higher revenue base.

Service Revenue

The increase in service revenue is primarily due to the increased number of purchase subscription units deployed in the preceding year, as well as the increase in the number of installation and training services performed. Service gross profit margin increased primarily as the result of our ability to leverage our fixed costs over a higher revenue base.

License fee and other revenue

The change in license fee and other revenue, gross profit, and gross profit margin was a result of the change in installation, training and professional service revenue earned during the period compared to the prior period.

Research and Development Expenses

The increase in research and development expense was due to an increase in personnel related expenses of $1.0 million, which included an increase in payroll costs and stock-based compensation of $1.9 million primarily resulting from new hires in our research and development function during the past twelve months, offset by a higher amount of payroll costs capitalized related to internal-use software and software embedded in products to be sold or leased of $0.7 million. Stock compensation expense included in research and development expenses was $2.1 million for the six months ended June 30, 2023 compared to $1.7 million for the six months ended June 30, 2022. Materials and prototypes increased by $1.0 million due to design and engineering costs related to the next generation of our Evolv Express system. Professional fees increased by $1.2 million primarily due to consulting costs incurred for product development and engineering.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $6.0 million is due to an increase in payroll costs, commissions and stock-based compensation of $3.5 million resulting primarily from new hires in our sales and marketing functions during the past twelve months to support increase sales volume, as well as an increase of $1.9 million in overhead costs. Stock compensation expense included in sales and marketing expenses was $4.5 million for the six months ended June 30, 2023 compared to $3.7 million for the six months ended June 30, 2022. Advertising and direct marketing expense decreased by $1.0 million primarily due to a decrease in expense related to trade shows and events and other marketing costs. Travel and entertainment expense increased by $0.6 million due to an increase in travel costs for in-person sales personnel meetings and events. Professional fees increased by $0.5 million due primarily to an increase in marketing consulting costs. Other expense decreased by $1.2 million due primarily to $1.0 million of certain one-time retention benefits incurred during the six months ended June 30, 2022 that were not incurred during the six months ended June 30, 2023.

General and Administrative Expenses

The decrease in general and administrative expense included an increase in personnel related expenses of $2.9 million, which included an increase in payroll costs and stock-based compensation of $3.5 million resulting from expanding our administrative team during the past twelve months, offset by a decrease of $0.3 million related to restructuring expense. Stock compensation expense included in general and administrative expenses was $4.8 million for the six months ended June 30, 2023 compared to $3.3 million for the six months ended June 30, 2022. Professional fees decreased by $2.4 million primarily related to a decrease in outsourced accounting consultancy fees. Insurance expense decreased by $0.6 million primarily related to a decrease in director and officer insurance premiums. Other expense decreased by $0.5 million primarily due to $1.0 million of certain one-time expenses and a $0.4 million one-time payment to a former employee during the six months ended June 30, 2022, offset by increases in software subscriptions of $0.5 million.

Loss From Impairment of Property and Equipment

Loss from impairment of property and equipment was $0.3 million and $0.8 million for the six months ended June 30, 2023 and 2022, respectively.

Interest Expense and Loss on Extinguishment of Debt

Interest expense was $0.7 million for the six months ended June 30, 2023, compared to $0.3 million for the six months ended June 30, 2022. The increase was primarily due to interest expense incurred during the three months ended March 31, 2023 related to the Company's term loans with SVB pursuant to the 2022 SVB Credit Agreement. During March 2023, the Company fully repaid all borrowings and accrued interest under the 2022 SVB Credit Agreement and terminated the 2022 SVB Credit Agreement. In accordance with the terms of the 2022 SVB Credit Agreement, the Company was required to pay a prepayment premium equal to 1.0% of the principal balance on the date of repayment. The Company incurred a loss on debt extinguishment of $0.6 million, consisting of the prepayment penalty of $0.3 million and the write off of $0.3 million of unamortized debt issuance costs.

Interest Income

Interest income of $2.8 million for the six months ended June 30, 2023 and $0.6 million for the six months ended June 30, 2022 related primarily to interest earned on money market funds, and for the six months ended June 30, 2023, accretion of discounts on treasury bills.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in a $31.4 million loss and a $2.5 million gain for the six months ended June 30, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in a $5.8 million loss and a $1.4 million gain for the six months ended June 30, 2023 and 2022, respectively, resulting from quarterly mark-to-market

85

adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in a $13.5 million loss and a $5.4 million gain for the six months ended June 30, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Comparison of the Three Months Ended March 31, 2023 and 2022

The following table summarizes our results of operations for the three months ended March 31, 2023 and 2022, (in thousands):

	Three Months Ended March 31,		$ Change	% Change
	2023	2022		
	(Restated)			
Revenue:				
Product revenue	$ 10,612	$ 5,194	$ 5,418	104 %
Subscription revenue	6,173	3,004	3,169	105
Service revenue	2,759	326	2,433	746
License fee and other revenue	578	186	392	211
Total revenue	20,122	8,710	11,412	131
Cost of revenue:				
Cost of product revenue	12,362	5,206	7,156	137
Cost of subscription revenue	2,334	1,542	792	51
Cost of service revenue	583	685	(102)	(15)
Cost of license fee and other revenue	304	380	(76)	(20)
Total cost of revenue	15,583	7,813	7,770	99
Gross profit	4,539	897	3,642	406
Operating expenses:				
Research and development	5,395	4,175	1,220	29
Sales and marketing	12,638	9,672	2,966	31
General and administrative	8,928	10,817	(1,889)	(17)
Loss from impairment of property and equipment	137	96	41	43
Total operating expenses	27,098	24,760	2,338	9
Loss from operations	(22,559)	(23,863)	1,304	5
Other income (expense), net:				
Interest expense	(654)	(142)	(512)	(361)
Interest income	953	68	885	1,301
Other income (expense), net	19	—	19	*
Loss on extinguishment of debt	(626)	—	(626)	*
Change in fair value of contingent earn-out liability	(3,318)	3,078	(6,396)	(208)
Change in fair value of contingently issuable common stock liability	(742)	1,472	(2,214)	(150)
Change in fair value of public warrant liability	(1,750)	5,586	(7,336)	(131)
Total other income (expense), net	(6,118)	10,062	(16,180)	(161)
Net loss	$ (28,677)	$ (13,801)	$ (14,876)	(108)%
Gross profit margin:				
Product revenue	(16) %	— %	N/A	(16) %
Subscription revenue	62 %	49 %	N/A	14 %
Service revenue	79 %	(110) %	N/A	189 %
License fee and other revenue	47 %	(104) %	N/A	152 %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends that are continuing to drive increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) acceleration in our customer acquisition activities as highlighted by the addition of 61 new customers during the three months ended March 31, 2023, (iii) the expansion of our existing customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

The increases in product revenue and cost of product revenue are primarily due to the increase in product sales of Evolv Express units, which include ongoing increase in the adoption of Evolv Express units by schools, healthcare facilities, and professional sports arenas.

The decrease in product gross profit and product gross profit margin during the three months ended March 31, 2023 compared to the prior year period is attributable to several factors. We experienced strong demand across our education and healthcare customers for single lane configurations of Evolv Express due to limitations in the lobby size typical of customers in those markets. These configurations generate lower gross profit than our dual lane configurations of Evolv Express due to a lower average sale price. Further, a higher percentage of sales were made through our channel partners, which are generally at a lower average sale price, and therefore a lower gross profit margin, during the three months ended March 31, 2023 compared to the prior year period.

Subscription Revenue

The increases in subscription revenue, cost of subscription revenue, and subscription gross profit are primarily due to growth in our customer base and a higher number of active Evolv Express units deployed under our pure subscription contract model. Subscription gross profit margin increased primarily as the result of our ability to leverage our fixed costs over a higher revenue base.

Service Revenue

The increase in service revenue is primarily due to the increased number of purchase subscription units deployed in the preceding year, as well as the increase in the number of installation and training services performed. Service gross profit margin increased primarily as the result of our ability to leverage our fixed costs over a higher revenue base.

License fee and other revenue

The change in license fee and other revenue, gross profit, and gross profit margin was a result of the change in installation, training and professional service revenue earned during the period compared to the prior period.

Research and Development Expenses

The increase in research and development expense was due to an increase in personnel related expenses of $0.5 million, which included an increase in payroll costs and stock-based compensation of $1.0 million primarily resulting from new hires in our research and development function during the past twelve months, offset by a higher amount of payroll costs capitalized related to internal-use software and software embedded in products to be sold or leased of $0.3 million. Stock compensation expense included in research and development expenses was $0.8 million for the three months ended March 31, 2023 compared to $0.5 million for the three months ended March 31, 2022. Professional fees increased by $0.7 million primarily relates to consulting costs incurred for product development and engineering.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $3.3 million, which included an increase in payroll costs, commissions and stock-based compensation of $2.1 million resulting primarily from new hires in our sales and marketing functions during the past twelve months to support increase sales volume, as well as an increase of $1.0 million in overhead costs. Stock compensation expense included in sales and marketing expenses was $2.0 million for the three months ended March 31, 2023 compared to $1.5 million for the three months ended March 31, 2022. Advertising and direct marketing expense decreased by $0.6 million primarily due to a decrease in expense related to trade shows and events and other marketing costs.

88

General and Administrative Expenses

The decrease in general and administrative expense included an increase in personnel related expenses of $0.8 million, which included an increase in payroll costs and stock-based compensation of $1.3 million resulting from expanding our administrative team during the past twelve months, offset by $0.3 million in restructuring expense and $0.2 million in recruiting expenses. Stock compensation expense included in general and administrative expenses was $2.1 million for the three months ended March 31, 2023 compared to $1.8 million for the three months ended March 31, 2022. Professional fees decreased by $1.9 million due to a decrease in outsourced accounting consultancy fees. The decrease in non-income taxes of $0.2 million relates to expense incurred during the three months ended March 31, 2022 related to a sales tax contingency liability. Other expenses decreased by $0.5 million primarily due to a $0.4 million one-time payment to a former employee during the three months ended March 31, 2022.

Loss From Impairment of Property and Equipment

Loss from impairment of property and equipment was an immaterial $0.1 million and $0.1 million for the three months ended March 31, 2023 and 2022, respectively.

Interest Expense

Interest expense was $0.7 million for the three months ended March 31, 2023, compared to $0.1 million for the three months ended March 31, 2022. The increase was primarily due to interest expense incurred related to the Company's term loans with SVB pursuant to the 2022 SVB Credit Agreement. During March 2023, the Company fully repaid all borrowings and accrued interest under the 2022 SVB Credit Agreement and terminated the 2022 SVB Credit Agreement.

Interest Income

Interest income of $1.0 million for the three months ended March 31, 2023 related primarily to interest earned on money market funds. $0.1 million interest income was earned for the three months ended March 31, 2022.

Change in Fair Value of Contingent Earn-out Liability

Change in fair value of the contingent earn-out liability resulted in a $3.3 million loss and a $3.1 million gain for the three months ended March 31, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in a $0.7 million loss and a $1.5 million gain for the three months ended March 31, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in a $1.8 million loss and a $5.6 million gain for the three months ended March 31, 2023 and 2022, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Comparison of the Three Months Ended September 30, 2022 and 2021

The following table summarizes our results of operations for the three months ended September 30, 2022 and 2021, (in thousands):

	Three Months Ended September 30,			
	2022	2021	$ Change	% Change
	(Restated)			
Revenue:				
Product revenue	$ 9,607	$ 5,395	$ 4,212	78 %
Subscription revenue	5,105	2,312	2,793	121
Service revenue	1,303	300	1,003	334
License fee and other revenue	281	417	(136)	(33)
Total revenue	16,296	8,424	7,872	93
Cost of revenue:				
Cost of product revenue	13,064	2,967	10,097	340
Cost of subscription revenue	2,177	1,277	900	70
Cost of service revenue	500	193	307	159
Cost of license fee and other revenue	638	520	118	23
Total cost of revenue	16,379	4,957	11,422	230
Gross profit	(83)	3,467	(3,550)	(102)
Operating expenses:				
Research and development	5,182	3,612	1,570	43
Sales and marketing	11,969	10,024	1,945	19
General and administrative	9,093	7,535	1,558	21
Loss from impairment of property and equipment	189	1,656	(1,467)	(89)
Total operating expenses	26,433	22,827	3,606	16
Loss from operations	(26,516)	(19,360)	(7,156)	(37)
Other income (expense), net:				
Interest expense	(188)	(295)	107	36
Interest income	1,052	—	1,052	*
Other income (expense), net	(57)	(669)	612	91
Loss on extinguishment of debt	—	(865)	865	*
Change in fair value of derivative liability	—	475	(475)	*
Change in fair value of contingent earn-out liability	7,245	32,609	(25,364)	(78)
Change in fair value of contingently issuable common stock liability	1,081	5,718	(4,637)	(81)
Change in fair value of public warrant liability	(1,146)	3,152	(4,298)	(136)
Change in fair value of common stock warrant liability	—	42	(42)	*
Total other income (expense), net	7,987	40,167	(32,180)	(80)
Net (loss) income	$ (18,529)	$ 20,807	$ (39,336)	(189)%
Gross profit margin:				
Product revenue	(36) %	45 %	N/A	(81) %
Subscription revenue	57 %	45 %	N/A	13 %
Service revenue	62 %	36 %	N/A	26 %
License fee and other revenue	(127) %	(25) %	N/A	(102) %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends driving increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) acceleration in our customer acquisition activities as highlighted by the addition of 92 new customers during the three months ended September 30, 2022, (iii) the expansion of our customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

The increases in product revenue and cost of product revenue are primarily due to the increase in product sales of Evolv Express units, which include the significant increase in the adoption of Evolv Express units by schools, healthcare facilities, hotels, casinos, and professional sports arenas.

The decrease in gross profit and gross profit margin during the three months ended September 30, 2022 compared to the prior year period is attributable to several factors. We experienced strong demand across our education and healthcare customers for single lane configurations of Evolv Express due to limitations in the lobby size typical of customers in those markets. These configurations generate lower gross profit than our dual lane configurations of Evolv Express due to a lower average sale price. Further, a higher percentage of sales were made through our channel partners, which are generally at a lower average sale price, and therefore a lower gross margin, during the three months ended September 30, 2022 compared to the prior year period. Gross profit and gross profit margin were also adversely impacted by marketing and sponsorship arrangements with certain customers, increases in shipping costs, and the costs associated with the write-off of scrap inventory incurred without corresponding revenue.

Subscription Revenue

The increases in subscription revenue and cost of subscription revenue are primarily due to growth in our customer base and a higher number of active Evolv Express units deployed in the preceding twelve months. The increase in gross profit is primarily driven by our increased subscription revenue. The increase in gross profit margin is primarily driven by increased recurring revenue from increased active subscriptions and customer growth.

Service Revenue

The increase in service revenue is primarily due to the increased number of purchase subscription units deployed in the preceding twelve months and increased installation and training related to the Evolv Express units. Gross profit and gross profit margin increased for the three months ended September 30, 2022 compared to the prior year period due

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primarily to a larger mix of service revenue being derived from purchase subscriptions, which typically generate a higher gross profit margin compared to installation and training services.

License fee and other revenue

The change in license fee and other revenue, gross profit, and gross profit margin was a result of the change in installation, training and professional service revenue earned during the period compared to the prior period.

Research and Development Expenses

The increase in research and development expense was due to an increase in personnel related expenses of $0.9 million, which included an increase in payroll costs and stock-based compensation of $1.4 million primarily resulting from new hires in our research and development function during the past twelve months, offset by a higher amount of payroll costs capitalized related to internal-use software and software embedded in products to be sold or leased of $0.2 million and a decrease of $0.4 million in recruiting expenses. Stock compensation expense included in research and development expenses was $1.2 million for the three months ended September 30, 2022 compared to $0.3 million for the three months ended September 30, 2021. Professional fees increased by $0.5 million due to consulting costs incurred for product development and engineering.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $1.0 million, which included an increase in payroll costs and commissions of $1.5 million resulting from new hires in our sales and marketing functions during the past twelve months, which includes functions such as partner development, customer success, and other business development, partially offset by a decrease in stock compensation expense included in sales and marketing expenses, which was $2.7 million for the three months ended September 30, 2022 compared to $3.3 million for the three months ended September 30, 2021. Travel and entertainment expense increased by $0.5 million due to an increase in travel costs for in-person sales personnel meetings and events. Other expenses increased by $0.4 million primarily due to an increase in shipping costs related to demo units.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $1.5 million, which included an increase in payroll costs and stock-based compensation of $2.1 million resulting from expanding our administrative team during the past twelve months, offset by a large transaction expense of $0.7 million that took place during the three months ended September 30, 2021, related to the merger. Stock compensation expense included in general and administrative expenses was $2.4 million for the three months ended September 30, 2022 compared to $1.0 million for the three months ended September 30, 2021. Other expenses increased by $0.2 million due to $0.6 million increase of property tax offset by a $0.5 million decrease in State and Local taxes.

Loss From Impairment of Property and Equipment

Impairment of property and equipment was $0.2 million and $1.7 million for the three months ended September 30, 2022 and 2021, respectively. As we transition existing domestic customers to our current Express model, we are removing Edge units and Express prototype units from service, resulting in the impairment of the remaining economic value of such units.

Interest Expense

Interest expense was $0.2 million for the three months ended September 30, 2022, compared to $0.3 million for the three months ended September 30, 2021. The decrease was primarily due to interest expense and debt discount amortization related to the Convertible Notes during the three months ended September 30, 2021. The Convertible Notes converted to the Company's stock upon closing of the Merger in July 2021.

Interest Income

Interest income of $1.1 million for the three months ended September 30, 2022 related primarily to interest earned on money market funds. No interest income was earned for the three months ended September 30, 2021.

Loss on Extinguishment of Debt

Loss on extinguishment of debt of $0.9 million for the three months ended September 30, 2021 related to a modification of the 2021 Convertible Notes due to an agreement with noteholders to receive an additional 1,000,000 shares of NHIC common stock as further consideration for the conversion of such notes.

Change in Fair Value of Derivative Liability

Change in the fair value of the derivative liability resulted in a $0.5 million gain for the three months ended September 30, 2021, resulting from the settlement of the derivative liability upon the closing of the Merger.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in gains of $7.2 million and $32.6 million for the three months ended September 30, 2022 and 2021, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in gains of $1.1 million and $5.7 million for the three months ended September 30, 2022 and 2021, respectively, resulting from quarterly mark-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in a $1.1 million loss and a $3.2 million gain for the three months ended September 30, 2022 and 2021, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Change in Fair Value of Common Stock Warrant Liability

Change in the fair value of the common stock warrant liability resulted in less than $0.1 million gain for the three months ended September 30, 2021, resulting from the conversion of the common stock warrant liability upon the closing of the Merger and mark-to-market adjustments prior to the closing of the Merger.

Comparison of the Nine Months ended September 30, 2022 and 2021

The following table summarizes our results of operations for the nine months ended September 30, 2022 and 2021, (in thousands):

	Nine Months Ended September 30,		$ Change	% Change
	2022	2021		
	(Restated)			
Revenue:				
Product revenue	$ 18,965	$ 10,279	$ 8,686	85 %
Subscription revenue	11,881	5,060	6,821	135
Service revenue	2,411	662	1,749	264
License fee and other revenue	670	794	(124)	(16)
Total revenue	33,927	16,795	17,132	102
Cost of revenue:				
Cost of product revenue	23,617	7,386	16,231	220
Cost of subscription revenue	5,726	3,080	2,646	86
Cost of service revenue	1,652	733	919	125
Cost of license fee and other revenue	1,740	952	788	83
Total cost of revenue	32,735	12,151	20,584	169
Gross profit	1,192	4,644	(3,452)	(74)
Operating expenses:				
Research and development	13,731	8,399	5,332	63
Sales and marketing	33,246	17,756	15,490	87
General and administrative	29,484	12,058	17,426	145
Loss from impairment of property and equipment	1,038	1,656	(618)	(37)
Total operating expenses	77,499	39,869	37,630	94
Loss from operations	(76,307)	(35,225)	(41,082)	(117)
Other income (expense), net:				
Interest expense	(489)	(5,952)	5,463	92
Interest income	1,611	—	1,611	*
Other expense, net	(57)	(669)	612	91
Loss on extinguishment of debt	—	(12,685)	12,685	*
Change in fair value of derivative liability	—	(1,745)	1,745	*
Change in fair value of contingent earn-out liability	9,754	32,609	(22,855)	(70)
Change in fair value of contingently issuable common stock liability	2,529	5,718	(3,189)	(56)
Change in fair value of public warrant liability	4,297	3,152	1,145	36
Change in fair value of common stock warrant liability	—	(879)	879	*
Total other income (expense), net	17,645	19,549	(1,904)	(10)
Net loss	$ (58,662)	$ (15,676)	$ (42,986)	(274)%
Gross profit margin:				
Product revenue	(25) %	28 %	N/A	(53) %
Subscription revenue	52 %	39 %	N/A	13 %
Service revenue	31 %	(11) %	N/A	42 %
License fee and other revenue	(160) %	(20) %	N/A	(140) %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

We believe there are several key trends driving increased adoption of our solutions and growth in our sales, including (i) escalating gun violence, which has created stronger demand for security screening solutions for customers and prospects in our key vertical markets, (ii) acceleration in our customer acquisition activities as highlighted by the addition of 189 new customers during the nine months ended September 30, 2022, (iii) the expansion of our customers' initial Evolv Express deployments to other venues and locations, and (iv) growing momentum with our channel partners which helps us extend our reach in certain geographies or vertical markets.

Product Revenue

The increases in product revenue and cost of product revenue are primarily due to the increase in product sales of Evolv Express units, which include the significant increase in the adoption of Evolv Express units by schools, healthcare facilities, hotels, casinos, and professional sports arenas.

The decrease in gross profit and gross profit margin during the nine months ended September 30, 2022 compared to the prior year period is attributable to several factors. We experienced strong demand across our education and healthcare customers for single lane configurations of Evolv Express due to limitations in the lobby size typical of customers in those markets. These configurations generate lower gross profit than our dual lane configurations of Evolv Express due to a lower average sale price. Further, a higher percentage of sales were made through our channel partners, which are generally at a lower average sale price, and therefore a lower gross margin, during the nine months ended September 30, 2022 compared to the prior year period. Gross profit and gross profit margin were also adversely impacted by marketing and sponsorship arrangements with certain customers, increases in shipping costs, and the costs associated with the write-off of scrap inventory incurred without corresponding revenue.

Subscription Revenue

The increases in subscription revenue and cost of subscription revenue are primarily due to growth in our customer base and a higher number of active Evolv Express units deployed in the preceding twelve months. The increase in gross profit is primarily driven by our increased subscription revenue. The increase in gross profit margin is primarily driven by increased recurring revenue from increased active subscriptions and customer growth.

Service Revenue

The increase in service revenue is primarily due to the increased number of purchase subscription units deployed in the preceding twelve months and increased installation and training related to the Evolv Express units. The negative gross profit and gross profit margin in each period are due primarily to field services costs associated with the Evolv Express units.

License fee and other revenue

The change in license fee and other revenue, gross profit, and gross profit margin was a result of the change in installation, training and professional service revenue earned during the period compared to the prior period.

Research and Development Expenses

The increase in research and development expense was due to an increase in personnel related expenses of $5.6 million, which included an increase in payroll costs and stock-based compensation of $6.3 million resulting from new hires in our research and development function during the past twelve months, offset by $0.4 million increase in capitalized cost related to internal use software. Stock compensation expense included in research and development expenses was $2.9 million for the nine months ended September 30, 2022 compared to $0.4 million for the nine months ended September 30, 2021. Materials and prototype costs decreased by $1.1 million due to the transition from prototype production to standard manufacturing of the Evolv Express, which results in lower prototyping costs. Professional fees increased by $0.7 million primarily due to consulting costs incurred for product development and engineering.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $9.2 million, which included an increase in payroll costs, commissions and stock-based compensation of $10.8 million resulting from new hires in our sales and marketing functions during the past twelve months, which includes functions such as partner development, customer success, and other business development, offset primarily by a decrease of $1.0 million in overhead costs. Stock compensation expense included in sales and marketing expenses was $6.4 million for the nine months ended September 30, 2022 compared to $4.4 million for the nine months ended September 30, 2021. Advertising and direct marketing expense increased by $1.6 million due to an increase in trade shows and events, which have begun to return to pre-pandemic levels. Travel and entertainment expense increased by $1.5 million due to an increase in travel costs for in-person sales personnel meetings and events. Professional fees increased by $0.3 million due to consulting fees. Other expenses increased by $2.8 million primarily due to $1.0 million of certain one-time retention benefits as well as an increase in shipping costs related to demo units of $1.2 million.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $8.4 million, which included an increase in payroll costs and stock-based compensation of $8.2 million resulting from expanding our administrative team during the past twelve months. Stock compensation expense included in general and administrative expenses was $5.7 million for the nine months ended September 30, 2022 compared to $1.2 million for the nine months ended September 30, 2021. Professional fees increased by $3.7 million due to an increase in accounting, audit, tax, and legal services provided to the Company to support public company requirements. Insurance costs increased by $2.3 million due primarily to director and officer insurance expense in relation to being a public company. The increase in non-income taxes of $0.4 million is due to a sales tax contingency liability as we may owe additional sales and use taxes in various jurisdictions. Other expenses increased by $3.0 million due primarily to $1.5 million of certain one-time retention benefits, and a $0.7 million increase in IT and software subscription costs, offset by $0.7 million of non-capitalizable transaction costs incurred during the nine months ended September 30, 2021 related to the Merger.

Loss From Impairment of Property and Equipment

Impairment of property and equipment was $1.0 million and $1.7 million for the nine months ended September 30, 2022 and 2021 respectively. As we transition existing domestic customers to our current Express model, we are removing Edge units and Express prototype units from service, which results in the impairment of the remaining economic value of such units.

Interest Expense

Interest expense was $0.5 million for the nine months ended September 30, 2022, compared to $6.0 million for the nine months ended September 30, 2021. The decrease was primarily due to interest expense on the Convertible Notes during the nine months ended September 30, 2021. The Convertible Notes converted to the Company's common stock upon closing of the Merger in July 2021.

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Interest Income

Interest income of $1.6 million for the nine months ended September 30, 2022 related primarily to interest earned on money market funds. No interest income was earned for the nine months ended September 30, 2021.

Loss on Extinguishment of Debt

Loss on extinguishment of debt of $12.7 million for the nine months ended September 30, 2021 related to a modification of the 2021 Convertible Notes due to an agreement with noteholders to receive an additional 1,000,000 shares of NHIC common stock as further consideration for the conversion of such notes.

Change in Fair Value of Derivative Liability

Change in the fair value of the derivative liability resulted in a loss of $1.7 million for the nine months ended September 30, 2021, resulting from an increase in the fair value of the Company's stock given the pending Merger. The derivative liability was derecognized in connection with the closing of the Merger.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in gains of $9.8 million and $32.6 million for the nine months ended September 30, 2022 and 2021, respectively, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in gains of $2.5 million and $5.7 million for the nine months ended September 30, 2022 and 2021, respectively, resulting from quarterly mark-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in gains of $4.3 million and $3.2 million for the nine months ended September 30, 2022 and 2021, respectively, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Change in Fair Value of Common Stock Warrant Liability

Change in the fair value of the common stock warrant liability resulted in a loss of $0.9 million for the nine months ended September 30, 2021, resulting from the conversion of the common stock warrant liability upon the closing of the Merger and mark-to-market adjustments prior to the closing of the Merger.

Income Taxes

There is no provision for income taxes for the three and nine months ended September 30, 2022 and 2021 because we have historically incurred net operating losses and maintain a full valuation allowance against our deferred tax assets. We have provided a valuation allowance for all of our deferred tax assets as a result of our historical net losses in the jurisdictions in which we operate. We continue to assess all positive and negative evidence, including our future taxable income by jurisdiction based on our recent historical operating results, the expected timing of reversal of temporary differences, various tax planning strategies that we may be able to enact in future periods, the impact of potential operating changes on our business and our forecasted results from operations in future periods based on available information at the end of each reporting period. To the extent that we are able to reach the conclusion that deferred tax assets are realizable based on any combination of the above factors in any given tax jurisdiction, a reversal of all or some related portion of our existing valuation allowances may occur.

Comparison of the Three Months Ended June 30, 2022 and 2021

The following table summarizes our results of operations for the three months ended June 30, 2022 and 2021, (in thousands):

| | Three Months Ended June 30, | | | |
	2022	2021	$ Change	% Change
	(Restated)			
Revenue:				
Product revenue	$ 4,164	$ 2,617	$ 1,547	59 %
Subscription revenue	3,772	1,521	2,251	148
Service revenue	782	230	552	240
License fee and other revenue	203	310	(107)	(35)
Total revenue	8,921	4,678	4,243	91
Cost of revenue:				
Cost of product revenue	5,347	2,203	3,144	143
Cost of subscription revenue	2,007	1,060	947	89
Cost of service revenue	467	413	54	13
Cost of license fee and other revenue	722	274	448	164
Total cost of revenue	8,543	3,950	4,593	116
Gross profit	378	728	(350)	(48)
Operating expenses:				
Research and development	4,374	1,047	3,327	318
Sales and marketing	11,605	5,124	6,481	126
General and administrative	9,574	1,471	8,103	551
Loss from impairment of property and equipment	753	—	753	*
Total operating expenses	26,306	7,642	18,664	244
Loss from operations	(25,928)	(6,914)	(19,014)	(275)
Other income (expense), net:				
Interest expense	(159)	(3,263)	3,104	95
Interest income	491	—	491	*
Loss on extinguishment of debt	—	(11,820)	11,820	*
Change in fair value of derivative liability	—	(795)	795	*
Change in fair value of contingent earn-out liability	(569)	—	(569)	*
Change in fair value of contingently issuable common stock liability	(24)	—	(24)	*
Change in fair value of public warrant liability	(143)	—	(143)	*
Change in fair value of common stock warrant liability	—	(185)	185	*
Total other income (expense), net	(404)	(16,063)	15,659	97
Net loss	$ (26,332)	$ (22,977)	$ (3,355)	(15)%
Gross profit margin:				
Product revenue	(28) %	16 %	N/A	(44) %
Subscription revenue	47 %	30 %	N/A	16 %
Service revenue	40 %	(80) %	N/A	120 %
License fee and other revenue	(256) %	12 %	N/A	(267) %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

Product Revenue

The increases in product revenue and cost of product revenue are primarily due to the increase in sales of Evolv Express units, which include the significant increase in the adoption of Evolv Express units by schools, hotels and casinos, and professional sports arenas. We experienced strong demand across our education and healthcare customers for single lane configurations of Evolv Express due to limitations in the lobby size typical of customers in those markets. These configurations generate lower gross profit than our dual lane configurations of Evolv Express due to a lower average sale price. Further, a higher percentage of sales were made through our channel partners, which are generally at a lower average sale price, during the three months ended June 30, 2022 compared to the prior year period. Gross profit and gross profit margin were also adversely impacted by purchase price variances recorded on raw materials and the costs associated with the write-off of scrap inventory incurred without corresponding revenue.

Subscription Revenue

The increases in subscription revenue and cost of subscription revenue are primarily due to growth in our customer base and a higher number of active Evolv Express units deployed in the preceding twelve months. The increase in gross profit is primarily driven by our increased subscription revenue. The increase in gross profit margin was primarily driven by increased recurring revenue from increased active subscriptions and customer growth.

Service Revenue

The increase in service revenue is primarily due to the increased number of purchase subscription units deployed in the preceding twelve months and increased installation and training related to the Evolv Express units. The negative

99

gross profit and gross profit margin in each period are due primarily to field services costs associated with the Evolv Express units.

License fee and other revenue

The change in license fee and other revenue, gross profit, and gross profit margin was a result of the change in installation, training and professional service revenue earned during the period compared to the prior period.

Research and Development Expenses

The increase in research and development expense was due to an increase in personnel related expenses of $2.4 million, which included an increase in payroll costs and stock-based compensation of $2.6 million resulting from new hires in our research and development function during the second half of 2021 and the first half of 2022, offset by $0.1 million increase in capitalized cost related to internal use software. Stock compensation expense included in research and development expenses was $1.1 million for the three months ended June 30, 2022 compared to less than $0.1 million for the three months ended June 30, 2021. The $0.7 million decrease in income recognized during the three months ended June 30, 2021, which did was not earned during the three months ended June 30, 2022, related to materials and prototypes is due to capitalization of prototypes during the period which had been expensed in prior periods.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $3.9 million, which included an increase in payroll costs, commissions and stock-based compensation of $4.5 million resulting from new hires in our sales and marketing functions, which includes functions such as partner development, customer success, and other business development, during the second half of 2021 and the first six months of 2022, offset by a decrease of $0.4 million in overhead costs. Stock compensation expense included in sales and marketing expenses was $2.2 million for the three months ended June 30, 2022 compared to $0.9 million for the three months ended June 30, 2021. Advertising and direct marketing increased by $0.3 million due to an increase in trade shows and events, which have begun to return to pre-pandemic levels, and an increase in sales volume. Travel and entertainment expense increased by $0.5 million due to an increase in travel costs for in-person sales personnel meetings and events. Facilities related and other expenses increased by $1.6 million primarily due to $1.0 million of certain one-time retention benefits as well as an increase in shipping costs related to demo units of $0.5 million.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $3.2 million, which included an increase in payroll costs and stock-based compensation of $3.0 million resulting from expanding our administrative team. Stock compensation expense included in general and administrative expenses was $1.5 million for the three months ended June 30, 2022 compared to $0.1 million for the three months ended June 30, 2021. Professional fees increased by $2.3 million due to an increase in accounting, audit, tax, and legal services provided to the Company to support public company requirements. Insurance costs increased by $1.3 million due primarily to director and officer insurance expense in relation to the Merger. Facilities related and other expenses increased by $1.3 million due primarily to $1.0 million of certain one-time retention benefits, as well as increases in software subscriptions and rent expense of $0.2 million and $0.2 million respectively.

Loss From Impairment of Property and Equipment

Impairment of property and equipment was $0.8 million for the three months ended June 30, 2022. This related to Edge units and Express prototype units that were removed from service and retired. We have been and are continuing to transition our domestic customers from the Edge units to our most current Express units, which has resulted in an impairment of the remaining economic value of such assets. There was no impairment for the three months ended June 30, 2021.

Interest Expense

Interest expense was $0.2 million for the three months ended June 30, 2022, compared to $3.3 million for the three months ended June 30, 2021. The decrease was primarily due to interest expense on the Convertible Notes during the three months ended June 30, 2021. The Convertible Notes converted to the Company's stock upon closing of the Merger in July 2021.

Interest Income

Interest income of $0.5 million for the three months ended June 30, 2022 related primarily to interest earned on money market funds. No interest income was earned for the three months ended June 30, 2021.

Loss on Extinguishment of Debt

Loss on extinguishment of debt of $11.8 million for the three months ended June 30, 2021 related to a modification of the 2021 Convertible Notes due to an agreement with noteholders to receive an additional 1,000,000 shares of NHIC common stock as further consideration for the conversion of such notes.

Change in Fair Value of Derivative Liability

Change in the fair value of the derivative liability resulted in a $0.8 million loss for the three months ended June 30, 2021, resulting from an increase in the fair value of the Company's stock given the pending Merger. The derivative liability was derecognized in connection with the closing of the Merger.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in a $0.6 million loss for the three months ended June 30, 2022, resulting from a quarterly mark-to-market adjustment. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in less than $0.1 million loss for the three months ended June 30, 2022, resulting from a quarterly mark-to-market adjustment. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in a $0.1 million loss for the three months ended June 30, 2022, resulting from a quarterly mark-to-market adjustment. The public warrant liability was established in connection with the closing of the Merger.

Change in Fair Value of Common Stock Warrant Liability

Change in the fair value of the common stock warrant liability resulted in a $0.2 million loss for the three months ended June 30, 2021, resulting from a quarterly mark-to-market adjustment. The common stock warrant liability was derecognized in connection with the closing of the Merger.

Comparison of the Six Months ended June 30, 2022 and 2021

The following table summarizes our results of operations for the six months ended June 30, 2022 and 2021, (in thousands):

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	$ Change	% Change
	(Restated)			
Revenue:				
Product revenue	$ 9,358	$ 4,884	$ 4,474	92 %
Subscription revenue	6,776	2,748	4,028	147
Service revenue	1,108	362	746	206
License fee and other revenue	389	377	12	3
Total revenue	17,631	8,371	9,260	111
Cost of revenue:				
Cost of product revenue	10,553	4,419	6,134	139
Cost of subscription revenue	3,549	1,803	1,746	97
Cost of service revenue	1,152	540	612	113
Cost of license fee and other revenue	1,102	432	670	155
Total cost of revenue	16,356	7,194	9,162	127
Gross profit	1,275	1,177	98	8
Operating expenses:				
Research and development	8,549	4,787	3,762	79
Sales and marketing	21,277	7,732	13,545	175
General and administrative	20,391	4,523	15,868	351
Loss from impairment of property and equipment	849	—	849	*
Total operating expenses	51,066	17,042	34,024	200
Loss from operations	(49,791)	(15,865)	(33,926)	(214)
Other income (expense), net:				
Interest expense	(301)	(5,657)	5,356	95
Interest income	559	—	559	*
Other expense, net	—	—	—	*
Loss on extinguishment of debt	—	(11,820)	11,820	*
Change in fair value of derivative liability		(2,220)	2,220	*
Change in fair value of contingent earn-out liability	2,509	—	2,509	*
Change in fair value of contingently issuable common stock liability	1,448	—	1,448	*
Change in fair value of public warrant liability	5,443	—	5,443	*
Change in fair value of common stock warrant liability		(921)	921	*
Total other income (expense), net	9,658	(20,618)	30,276	147
Net loss	$ (40,133)	$ (36,483)	$ (3,650)	(10)%
Gross profit margin:				
Product revenue	(13) %	10 %	N/A	(22) %
Subscription revenue	48 %	34 %	N/A	13 %
Service revenue	(4) %	(49) %	N/A	45 %
License fee and other revenue	(183) %	(15) %	N/A	(169) %

*N/A – Not meaningful

Revenue, Cost of Revenue and Gross Profit

Product Revenue

The increases in product revenue and cost of product revenue are primarily due to the increase in product sales of Evolv Express units, which included the significant increase in the adoption of Evolv Express units by schools, hotels and casinos, and professional sports arenas. We experienced strong demand across our education and healthcare customers for single lane configurations of Evolv Express due to limitations in the lobby size typical of customers in those markets. These configurations generate lower gross profit than our dual lane configurations of Evolv Express due to a lower average sale price. Further, a higher percentage of sales were made through our channel partners, which are generally at a lower average sale price, during the six months ended June 30, 2022 compared to the prior year period. Gross profit and gross profit margin were also adversely impacted by purchase price variances recorded on raw materials and the costs associated with the write-off of scrap inventory incurred without corresponding revenue.

Subscription Revenue

The increases in subscription revenue and cost of subscription revenue are primarily due to growth in our customer base and a higher number of active Evolv Express units deployed in the preceding twelve months. The increase in gross profit is primarily driven by our increased subscription revenue. The increase in gross profit margin was primarily driven by increased recurring revenue from increased active subscriptions and customer growth.

Service Revenue

The increase in service revenue is primarily due to the increased number of purchase subscription units deployed in the preceding twelve months and increased installation and training related to the Evolv Express units. The negative

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gross profit and gross profit margin in each period are due primarily to field services costs associated with the Evolv Express units.

License fee and other revenue

The increase in license fee and other revenue, gross profit, and gross profit margin was a result of increases in installation, training and professional service revenue earned during the period.

Research and Development Expenses

The increase in research and development expense was due to an increase in personnel related expenses of $4.7 million, which included an increase in payroll costs and stock-based compensation of $4.9 million resulting from new hires in our research and development function during the second half of 2021 and the first half of 2022, offset by $0.2 million increase in capitalized cost related to internal use software. Stock compensation expense included in research and development expenses was $1.7 million for the six months ended June 30, 2022 compared to $0.1 million for the six months ended June 30, 2021. Materials and prototype costs decreased by $1.2 million due to the transition from prototype production to standard manufacturing of the Evolv Express, which results in lower prototyping costs. Professional fees increased by $0.2 million due to an increase in consulting fees for the period.

Sales and Marketing Expenses

The increase in sales and marketing expense was due to an increase in personnel related expenses of $8.3 million, which included an increase in payroll costs, commissions and stock-based compensation of $9.3 million resulting from new hires in our sales and marketing functions, which includes functions such as partner development, customer success, and other business development, during the second half of 2021 and the first six months in 2022, offset by a $0.1 million decrease in recruiting costs and by a decrease of $1.0 million in overhead costs. Stock compensation expense included in sales and marketing expenses was $3.7 million for the six months ended June 30, 2022 compared to $1.1 million for the six months ended June 30, 2021. Advertising and direct marketing expense increased by $1.7 million due to an increase in trade shows and events, which have begun to return to pre-pandemic levels, and an increase in sales volume. Travel and entertainment expense increased by $1.0 million due to an increase in travel costs for in-person sales personnel meetings and events. Facilities related and other expenses increased by $2.3 million primarily due to $1.0 million of certain one-time retention benefits as well as an increase in shipping costs related to demo units of $0.7 million.

General and Administrative Expenses

The increase in general and administrative expense was due to an increase in personnel related expenses of $6.9 million, which included an increase in payroll costs and stock-based compensation of $6.1 million resulting from expanding our administrative team. Stock compensation expense included in general and administrative expenses was $3.3 million for the six months ended June 30, 2022 compared to $0.2 million for the six months ended June 30, 2021. Professional fees increased by $3.7 million due to an increase in accounting, audit, tax, and legal services provided to the Company to support public company requirements. Insurance costs increased by $2.4 million due primarily to director and officer insurance expense in relation to the Merger. The increase in non-income taxes is due to a sales tax contingency liability as we may owe additional sales and use taxes in various jurisdictions. Facilities related and other expenses increased by $2.9 million due primarily to $1.5 million of certain one-time retention benefits, and increases in software subscription fees of $0.4 million, and state and local income taxes of $0.6 million.

Loss From Impairment of Property and Equipment

Impairment of property and equipment was $0.8 million for the six months ended June 30, 2022. This related to Edge units and Express prototype units that were removed from service and retired. We have been and are continuing to transition our domestic customers from the Edge units to our most current Express units, which also resulted in an impairment of the remaining economic value of such assets. There was no impairment for the six months ended June 30, 2021.

Interest Expense

Interest expense was $0.3 million for the six months ended June 30, 2022, compared to $5.7 million for the six months ended June 30, 2021. The decrease was primarily due to interest expense on the Convertible Notes during the six months ended June 30, 2021. The Convertible Notes converted to the Company's common stock upon closing of the Merger in July 2021.

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Interest Income

Interest income of $0.6 million for the six months ended June 30, 2022 related primarily to interest earned on money market funds. No interest income was earned for the six months ended June 30, 2021.

Loss on Extinguishment of Debt

Loss on extinguishment of debt of $11.8 million for the six months ended June 30, 2021 related to a modification of the 2021 Convertible Notes due to an agreement with noteholders to receive an additional 1,000,000 shares of NHIC common stock as further consideration for the conversion of such notes.

Change in Fair Value of Derivative Liability

Change in the fair value of the derivative liability resulted in a $2.2 million loss for the six months ended June 30, 2021, resulting from an increase in the fair value of the Company's stock given the pending Merger. The derivative liability was derecognized in connection with the closing of the Merger.

Change in Fair Value of Contingent Earn-out Liability

Change in the fair value of the contingent earn-out liability resulted in a $2.5 million gain for the six months ended June 30, 2022, resulting from quarterly mark-to-market adjustments. The contingent earn-out liability was established in connection with the closing of the Merger.

Change in Fair Value of Contingently Issuable Common Stock Liability

Change in the fair value of the contingently issuable common stock liability resulted in a $1.4 million gain for the six months ended June 30, 2022, resulting from quarterly market-to-market adjustments. The contingently issuable common stock liability was established in connection with the closing of the Merger.

Change in Fair Value of Public Warrant Liability

Change in the fair value of the public warrant liability resulted in a $5.4 million gain for the six months ended June 30, 2022, resulting from quarterly mark-to-market adjustments. The public warrant liability was established in connection with the closing of the Merger.

Change in Fair Value of Common Stock Warrant Liability

Change in the fair value of the common stock warrant liability resulted in a $0.9 million loss for the six months ended June 30, 2021, resulting from quarterly mark-to-market adjustments. The common stock warrant liability was derecognized in connection with the closing of the Merger.

Income Taxes

There is no provision for income taxes for the three and six months ended June 30, 2022 and 2021 because we have historically incurred net operating losses and maintain a full valuation allowance against our deferred tax assets. We have provided a valuation allowance for all of our deferred tax assets as a result of our historical net losses in the jurisdictions in which we operate. We continue to assess all positive and negative evidence, including our future taxable income by jurisdiction based on our recent historical operating results, the expected timing of reversal of temporary differences, various tax planning strategies that we may be able to enact in future periods, the impact of potential operating changes on our business and our forecasted results from operations in future periods based on available information at the end of each reporting period. To the extent that we are able to reach the conclusion that deferred tax assets are realizable based on any combination of the above factors in any given tax jurisdiction, a reversal of all or some related portion of our existing valuation allowances may occur.

Comparison of the Three Months ended March 31, 2022 and 2021

We have not provided a comparison of the three Months ended March 31, 2022 and 2021 as we did not restate any previously reported financial information for these quarterly periods. Our results of operations for the three months ended March 31, 2022, including a discussion of the three months ended March 31, 2022 compared to the three months ended March 31, 2021, have been reported previously in our Quarterly Report on Form 10-Q for the three months ended March

31, 2022, filed with the SEC on May 13, 2022, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Liquidity and Capital Resources

Our financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. Our primary requirements for liquidity and capital are working capital, inventory management, capital expenditures and general corporate needs. We expect these needs to continue as we develop and grow our business. As of December 31, 2024, we had $51.9 million in cash, cash equivalents, and marketable securities, and as of March 31, 2025, we had $35.0 million in cash, cash equivalents, and marketable securities. We incurred a net loss of $54.0 million and $108.0 million for the years ended December 31, 2024 and 2023, respectively. We incurred cash outflows from operating activities of $30.9 million and $9.8 million during the years ended December 31, 2024 and 2023, respectively. We expect to continue to generate losses for the foreseeable future.

We maintain substantially all of our cash, cash equivalents, and marketable securities in accounts with U.S. and multi-national financial institutions and our cash deposits at these institutions exceed Federal Deposit Insurance Corporation insured limits. We do not believe we are exposed to any unusual credit risk or deposit concentration risk beyond the ordinary credit risk associated with commercial banking relationships.

We expect our cash, cash equivalents, and marketable securities of $51.9 million as of December 31, 2024, together with cash we expect to generate from future operations, will be sufficient to fund our operating expenses and capital expenditure requirements for a period of at least twelve months and thereafter from the date of this Annual Report on Form 10-K. As we are in the growth stage of our business and operate in an emerging field of technology, we expect to continue to strategically and carefully invest in various areas of the business to support that growth. We may require additional capital to respond to expected growth in the demand for equipment to support our "leased equipment" offering, technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions, or unforeseen circumstances. To the extent that our projected revenue growth does not materialize, we have established plans to preserve existing cash liquidity, which includes additional reductions operating expenses and capital expenditures.

Although not required to fund ongoing operations, in an improving interest rate environment, we may choose to engage in debt financings or enter into credit facilities for other strategic reasons. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. In particular, global events such as public health emergencies, international political turmoil, including in Europe and the Middle East, and related international sanctions, tariffs, supply chain disruptions, and prolonged inflation and rising interest rates have resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital. If we are unable to raise additional funds when or on the terms desired, our business, financial condition and results of operations could be adversely affected. See "Risk Factors – Our operating results may fluctuate for a variety of reasons, including our failure to close large volume opportunity customer sales."

Additionally, there continues to be significant uncertainty regarding recent changes and potential future developments related to increased trade restrictions, tariffs or taxes on imports or exports relating to countries where we source or sell materials or products. The exact magnitude of any potential impact remains uncertain, as there may be further changes to tariffs and policies and, consequently, potential increased tension between the U.S. and targeted countries, and the Company's financial condition and results of operations could be adversely affected.

Financing Arrangements

During March 2023, we fully repaid all borrowings and accrued interest under the 2022 SVB Credit Agreement and terminated the 2022 SVB Credit Agreement. We have no debt outstanding as of December 31, 2024.

Material Cash Requirements for Known Contractual and Other Obligations

The following is a description of commitments for capital expenditures and other known and reasonably likely cash requirements as of December 31, 2024. We anticipate fulfilling such commitments with our existing cash, cash equivalents, and marketable securities, as well as cash and cash equivalents obtained through operations and, if necessary,

proceeds from long-term debt. Cash, cash equivalents, and marketable securities amounted to $51.9 million as of December 31, 2024.

We are party to a lease agreement for office space at our headquarters in Waltham, MA. During the three months ended March 31, 2024, we amended the lease agreement to extend the term through October 31, 2025, with the option to further extend through June 30, 2031 with written notice. Additionally, during the three months ended September 30, 2024, we amended the lease agreement again to expand our footprint in our headquarters and extend the term of the lease through May 2031. Per the second lease amendment, we are no longer required to maintain a minimum cash balance of $0.3 million as a security deposit on the leased space. As of December 31, 2024, the process of cancelling the letter of credit underlying the minimum cash balance requirement was completed. This amount was previously classified as restricted cash, non-current as of December 31, 2023. Total future minimum lease payments under this noncancelable operating lease amount to $19.6 million as of December 31, 2024.

Cash Flows

The following table sets forth a summary of cash flows for the periods presented:

		Year Ended December 31,				
		2024		2023		2022
				(Restated)		(Restated)
Net cash used in operating activities	$	(30,853)	$	(9,801)	$	(74,740)
Net cash used in investing activities		(1,399)		(123,113)		(23,869)
Net cash provided by (used in) financing activities		1,809		(29,664)		20,510
Effect of exchange rate changes on cash and cash equivalents		21		(43)		(10)
Net increase (decrease) in cash, cash equivalents and restricted cash	$	(30,422)	$	(162,621)	$	(78,109)

Operating Activities

		Year Ended December 31,				
		2024		2023		2022
				(Restated)		(Restated)
Net loss	$	(54,017)	$	(108,048)	$	(86,795)
Non-cash expense		22,504		59,199		17,331
Changes in operating assets and liabilities		660		39,048		(5,276)
Net cash used in operating activities	$	(30,853)	$	(9,801)	$	(74,740)

Net loss decreased from $108.0 million for the year ended December 31, 2023 to $54.0 million for the year ended December 31, 2024 primarily due to changes in the fair value of the contingent earn-out liability, contingently issuable common stock liability, and public warrant liability. Net loss increased from $86.8 million for the year ended December 31, 2022 to $108.0 million for the year ended December 31, 2023. See "Results of Operations" above for further discussion.

Non-cash expense for the year ended December 31, 2024 is primarily attributable to $24.8 million of stock-based compensation expense and $17.4 million of depreciation and amortization, offset by $25.4 million of an aggregate change in fair value of the contingent earn-out liability, contingently issuable common stock liability, and public warrant liability. Non-cash expense for the year ended December 31, 2023 is primarily attributable to $24.1 million of stock-based compensation expense, $9.7 million of depreciation and amortization, and $22.8 million of an aggregate change in fair value of the earn-out liability, contingently issuable common stock liability, and public warrant liability. Non-cash expenses for the year ended December 31, 2022 were primarily attributable to $22.5 million of stock-based compensation expense, $5.4 million of depreciation and amortization, $1.6 million of write-off of inventory, and $1.2 million of loss from impairment of property and equipment, offset by $13.8 million of an aggregate change in fair value of the earn-out liability, contingently issuable common stock warrant liability, and public warrant liability.

Changes in operating assets and liabilities for the year ended December 31, 2024 are primarily related to the following:

- $7.0 million increase in accounts receivable primarily due to higher sales and the timing of billings to customers;
- $7.9 million increase in inventory primarily due to raw material purchase increase for the next generation of Evolv Express systems and Evolv eXpedite, partially offset by inventory decrease of first generation of Evolv Express systems for the ongoing transition to the next generation of Evolv Express systems;
- $1.1 million decrease in operating lease liability due to amortization;
- $1.4 million increase in commission assets due to a higher volume of sales; *partially offset by*
- $12.8 million increase in deferred revenue due to a higher volume of sales; and
- $4.5 million increase in accrued expenses due to the timing of certain payments.

Changes in operating assets and liabilities for the year ended December 31, 2023 are primarily related to the following:

- $39.5 million increase in deferred revenue to a higher volume of sales;
- $4.5 million decrease in accounts receivable primarily due to the Company's transition away from the purchase subscription model during the preceding twelve months, under which upfront billings to customers are generally higher; and
- $3.9 million increase in accrued expenses and other current liabilities, related to accrued consulting and professional fees and an accrual for purchase order cancellation fees, offset by
- $6.0 million decrease in accounts payable (excluding the non-cash portion related to capital expenditures incurred but not yet paid from December 31, 2022 to December 31, 2023) due primarily to the timing of vendor payments;
- $2.4 million increase in prepaid expense and other current assets due to an increase in vendor deposits; and
- $2.8 million increase in commission assets due to a higher volume of sales.

Changes in operating assets and liabilities for the year ended December 31, 2022 are primarily related to the following:

- $23.4 million increase in deferred revenue due to a higher volume of sales;
- $7.7 million increase in accounts payable primarily due to amounts payable to the Company's contract manufacturer; offset by
- $20.1 million increase in accounts receivable primarily due to higher sales and the timing of billings to customers;
- $10.6 million increase in inventory primarily due to increased production of units to meet customer demand;
- $3.5 million increase in commission assets due to a higher volume of sales; and
- $3.3 million increase in prepaid expenses and other current assets primarily due to deposits paid to the Company's contract manufacturer.

Investing Activities

During the year ended December 31, 2024, cash provided by investing activities was $1.4 million, consisting of $31.2 million for the purchase of property and equipment, primarily related to the purchase of Evolv Express units to be leased to customers and $6.1 million for the development of internal-use software and software embedded in products to be sold or leased, offset by a net $35.9 million inflow related to purchases and redemptions of marketable securities.

During the year ended December 31, 2023, cash used in investing activities was $123.1 million, consisting primarily of $69.1 million for the purchase of property and equipment, primarily related to the purchase of Evolv Express units to be leased to customers, $3.5 million for the development of internal-use software and software embedded in products to be sold or leased, and a net $50.7 million outflow related to purchases and redemptions of marketable securities.

During the year ended December 31, 2022, cash used in investing activities was $23.9 million, consisting of $21.5 million for the purchase of property and equipment, primarily related to the purchase of Express units to be leased to

customers, and $2.7 million for the development of internal-use software, offset by $0.3 million of proceeds from the sale of property and equipment.

Financing Activities

During the year ended December 31, 2024, cash provided by financing activities was $1.8 million, consisting of $1.8 million of proceeds from the exercise of stock options.

During the year ended December 31, 2023, cash used in financing activities was $29.7 million, consisting primarily of $1.9 million of proceeds under the 2022 SVB Credit Agreement and $0.7 million of proceeds from the exercise of stock options, offset by $31.9 million related to the full repayment of amounts owed under the 2022 SVB Credit Agreement and $0.3 million payment of debt issuance costs and a prepayment penalty.

During the year ended December 31, 2022, cash provided by financing activities was $20.5 million, consisting of $29.7 million of proceeds from long-term debt, net of issuance costs, and $0.8 million of proceeds from the exercise of stock options, offset by $10.0 million of debt repayments.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 3 to our consolidated financial statements, we believe that the following accounting estimates are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Marketable Securities

Marketable securities are reported at fair value and, at December 31, 2024, are comprised solely of zero coupon U.S. treasury bills with maturities of less than one year that are classified as available-for-sale debt securities. The Company considers an available-for-sale debt security to be impaired if the fair value of the investment is less than its amortized cost basis. The entire difference between the amortized cost basis and the fair value of the Company's available-for-sale debt securities is recognized on the consolidated statements of operations as an impairment if, (i) the fair value of the security is below its amortized cost and (ii) the Company intends to sell or is more likely than not required to sell the security before recovery of its amortized cost basis. If neither criterion is met, the Company evaluates whether the decline in fair value is due to credit losses or other factors. In making this assessment, the Company considers the changes to the rating of the security by third-party rating agencies, and adverse conditions specific to the security, among other factors. If the Company's assessment indicates that a credit loss exists, the credit loss is measured based on the Company's best estimate of the cash flows expected to be collected. When developing its estimate of cash flows expected to be collected, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts.

Revenue Recognition

We derive revenue from (1) subscription arrangements generally accounted for as operating leases, including SaaS and maintenance, (2) the sale of products, (3) SaaS and maintenance related to products sold to customers either by Evolv or by Columbia Tech pursuant to the Distribution and License Agreement, (4) license fees under the Distribution and License Agreement, and (5) professional services, including installation, training, and event support. Maintenance consists of preventative maintenance, technical support, bug fixes, and when-and-if available threat updates. Our arrangements are generally noncancelable and nonrefundable after control passes to the customer. Revenue is recognized net of sales tax.

Product Revenue

We derive a portion of our revenue from the sale of our Evolv Express equipment and related add-on accessories to customers. Revenue is recognized when control of the product has transferred to the customer, which follows the terms of each contract.

Subscription Revenue

Subscription revenue is comprised of revenue derived from leasing Evolv Express and Evolv Edge units to our customers. Lease terms are typically four years and customers generally pay either a quarterly or annual fixed payment for the lease, SaaS, and maintenance elements over the contractual lease term. Equipment leases are generally classified as operating leases and recognized ratably over the duration of the lease. There are no contingent lease payments as a part of these arrangements.

Lease arrangements generally include both lease and non-lease components. The non-lease components relate to (1) distinct services, including professional services, SaaS, and maintenance, and (2) any add-on accessories. Professional services are included in license fees and other revenue as described below, and add-on accessories are included in product revenue as described above. Because the equipment lease, SaaS, and maintenance components of a subscription arrangement are recognized as revenue over the same time period and in the same pattern, the equipment lease and SaaS/maintenance performance obligations are classified as a single category of subscription revenue in our consolidated statements of operations and comprehensive loss.

Service Revenue

Service revenue consists of subscription-based SaaS and maintenance revenue related to products sold to a customer. Customers generally pay either a quarterly or annual fixed payment for SaaS and maintenance. SaaS and maintenance revenue is recognized ratably over the period of the arrangement, which is typically four years.

License Fee and Other Revenue

License fee and other revenue includes license fee revenue from the Distribution and License Agreement, revenue from professional services, and other one-time revenue. License fee revenue is recognized upon the shipment of product from our third-party manufacturer to the reseller. Revenue for professional services is recognized upon transfer of control of these services, which are normally rendered over a short duration.

Revenue from Reseller Partners

A portion of our revenue is generated by sales in conjunction with our reseller partners. When we transact with a reseller partner, our contractual arrangement is with the reseller partner and not with the end-use customer. Whether we transact with a reseller partner and receive the order from a reseller partner or directly from an end-use customer, our revenue recognition policy and resulting pattern of revenue recognition is the same.

Standalone Selling Price

We allocate the transaction price to each distinct performance obligation based on the standalone selling price ("SSP") of each product or service. Our contracts may include multiple performance obligations when customers purchase a combination of products and services. When our customer arrangements have multiple performance obligations that contain a lease as well as distinct services that are delivered simultaneously, we allocate the arrangement consideration between the lease deliverables and non-lease deliverables based on the relative estimated SSP of each distinct performance obligation. For multiple performance obligation arrangements that do not contain a lease, we allocate the contract's transaction price to each performance obligation on a relative SSP basis.

Stock-Based Compensation

We measure stock-based option awards granted to employees, consultants and directors based on their fair value on the date of grant using the Black-Scholes option-pricing model. Compensation expense for those awards is recognized, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

Prior to the closing of the Merger, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model, which uses the following inputs: (1) the fair value per share of the common

stock issuable upon exercise of the option, (2) the expected term of the option, (3) expected volatility of the price of the common stock, (4) the risk-free interest rate, and (5) the expected dividend yield.

After the closing of the Merger, we determine the fair value of each share of common stock underlying stock-based awards based on the closing price of our common stock as reported by Nasdaq on the date of grant.

The Black-Scholes option-pricing model uses as inputs the fair value of our common shares and assumptions we make for the volatility of our common shares, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options, and our expected dividend yield. As a result of being a private company prior to the Merger, the Company lacked sufficient company-specific historical and implied volatility information to solely utilize its own data for purposes of establishing the volatility assumption for use in the Black-Scholes model. Therefore, we estimated our expected share volatility based on a mix of company-specific historical volatility and historical volatility of a publicly traded set of peer companies.

Valuation of Contingent Earn-out Liability

The estimated fair value of the contingent earn-out shares is determined using a Monte Carlo simulation that simulated the future path of the Company's stock price over the earn-out period. The significant assumptions utilized in the calculation are based on the achievement of certain stock price milestones including volatility, risk-free rate of return, likelihood of a change in control, and expected remaining term. For potential common stock issuances related to a stock price milestones, the fair value was determined based on our expectations of achieving such a milestone and the simulated estimated stock price on the expected date of achievement.

We believe our assumptions are reasonable based on available information, our experience, knowledge, and judgments. These estimates can be affected by factors that are difficult to predict including future (1) EVLV closing price per share on the Nasdaq, (2) estimated stock price volatility over the earn-out period, and (3) risk free rates. Changes in assumptions and estimates used in our analysis, or future results that vary from assumptions used in the analysis, could affect the fair value of the contingent earn-out and could result in material changes in future periods.

Valuation of Contingently Issuable Common Stock Liability

The estimated fair value of the contingently issuable common shares was determined using a Monte Carlo simulation that simulated the future path of the Company's stock price over the vesting period. The significant assumptions utilized in the calculation are based on the achievement of certain stock price milestones including volatility, risk-free rate of return, likelihood of a change in control, and expected remaining term.

We believe our assumptions are reasonable based on available information, our experience, knowledge, and judgments. These estimates can be affected by factors that are difficult to predict including future (1) EVLV closing price per share on the Nasdaq, (2) estimated stock price volatility over the contingently issuable common shares period, and (3) risk free rates. Changes in assumptions and estimates used in our analysis, or future results that vary from assumptions used in the analysis, could affect the fair value of the contingently issuable common stock and could result in material changes in future periods.

Valuation of Public Warrant Liability

In connection with the closing of the Merger, we assumed the Public Warrants to purchase shares of common stock, which were classified as a liability, as the Public Warrants do not meet the criteria to be indexed to our common stock. Accordingly, we recorded the Public Warrants at fair value upon the closing of the Merger with a corresponding adjustment to additional paid-in capital. After the initial measurement, the fair value of the Public Warrants is subsequently remeasured quarterly based on the listed market price on the Nasdaq of such Public Warrants.

Valuation of Inventory

Inventory is valued at the lower of cost or net realizable value. Cost is computed using the weighted average method. We regularly review inventory quantities on-hand for excess and obsolete inventory and, when circumstances indicate, record charges to write down inventories to their estimated net realizable value, after evaluating historical sales, future demand, our estimates of forecasted net revenue, market conditions and expected product life cycles. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording

additional write-offs. Such charges are classified as cost of product revenue in the statements of operations and comprehensive loss. Any write-down of inventory to net realizable value creates a new cost basis.

Capitalized Software

Software development costs consist of certain consulting costs and compensation expenses for employees who devote time to the development of our internal-use software and software embedded in products to be sold or leased, as well as certain upgrades and enhancements that are expected to result in enhanced functionality. We amortize these development costs over the estimated useful life of four years. We determined that a four year life is appropriate for our capitalized software based on our best estimate of the useful life of the software after considering factors such as continuous developments in the technology, obsolescence, and anticipated life of the service offering before significant upgrades. Management evaluates the useful lives of these assets on a quarterly basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

We determine the amount of software costs to be capitalized based on the amount of time spent by our developers and consultants on projects in the application stage of development. There is judgment in estimating the time allocated to a particular project in the application stage. A significant change in the time spent on each project could have a material impact on the amount capitalized and related amortization expense in subsequent periods.

Leases

To determine the residual value estimates and useful life of equipment that we lease to our customers, we are required to make judgments about future events that are subject to risks and uncertainties outside of their control, such as inventory levels of new equipment, changing consumer preferences, new technology and mandatory regulations. We have disciplines related to the management and maintenance of our leased equipment designed to manage the risk associated with the residual values of our revenue generating equipment. We periodically review and adjust, as appropriate, the estimated residual values and useful lives of existing revenue generating equipment for the purposes of classifying transactions as operating or sales-type leases and recording depreciation expense. Based on the results of our analysis, we may adjust the estimated residual values and useful lives of individual assets of our revenue generating equipment each year.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information required by this Item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

<p style="text-align:center">**EVOLV TECHNOLOGIES HOLDINGS, INC.**
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS</p>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Evolv Technologies Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Evolv Technologies Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2023 and 2022 financial statements to correct misstatements.

See also the "Revenue Recognition – Impact of the Investigation" critical audit matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Consolidated Financial Statements - Impact of Controls Related to Financial Reporting

The completeness and accuracy of the consolidated financial statements, including the financial condition, results of operations and cash flows, is dependent on, in part, (i) demonstrating a commitment to maintaining integrity and ethical values; (ii) maintaining a sufficient complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with the Company's financial reporting requirements; (iii) designing and maintaining effective controls in response to the risks of material misstatement to financial reporting; (iv) designing and maintaining effective controls for communicating and sharing information between the sales, accounting and finance departments; (v) designing and maintaining effective controls over the period-end financial reporting process; (vi) designing and maintaining effective controls to analyze, account for and disclose non-routine, unusual or complex transactions; (vii) designing and maintaining formal accounting policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including controls over the preparation and review of account reconciliations and journal entries; and (viii) designing and maintaining effective controls over information technology general controls for information systems that are relevant to the preparation of the consolidated financial statements, including program change management, user access, computer operations, and program development.

The principal considerations for our determination that performing procedures relating to the consolidated financial statements – impact of controls related to financial reporting is a critical audit matter are a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to business processes that affect all of the Company's significant accounts and disclosures. As disclosed by management, material weaknesses were identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the material weaknesses identified. These procedures also included (i) evaluating whether segregation of duties was maintained over the preparation and review of account reconciliations and recording of journal entries; (ii) testing the completeness and accuracy of period-end financial reporting, including the classification and presentation of accounts and disclosures; and (iii) manually testing the completeness and accuracy of system reports or other information generated by the Company's information systems.

Revenue Recognition – Impact of the Investigation

As described in Note 2 to the consolidated financial statements, in September 2024, an ad hoc committee of independent directors (the "Committee") of the Company's Board of Directors (the "Board"), under the direction of the Board, commenced an investigation (the "Investigation") of the Company's sales practices, including whether certain sales of products and subscriptions to channel partners and end users were subject to extra-contractual terms and conditions that impacted revenue recognition and other metrics, and if so, when senior Company personnel became aware of these issues. As a result of the Investigation, the Committee determined that certain sales, including sales to one of the Company's largest channel partners, were subject to extra-contractual terms and conditions. Accordingly, the Committee determined that the accounting for certain sales transactions was materially inaccurate and that, among other things, revenue was prematurely or incorrectly recognized in connection with financial statements prepared for certain periods. Total revenue for the year ended December 31, 2024 was $104 million. See also the "Restatement of Previously Issued Financial Statements" section of our report.

The principal considerations for our determination that performing procedures relating to revenue recognition – impact of the Investigation is a critical audit matter are (i) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to revenue recognition and (ii) the audit effort involved the use of professionals with specialized skill and knowledge. As disclosed by management, material weaknesses were identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the Investigation and the misstatements identified. These procedures also included (i) evaluating the impact of the material weaknesses related to the control environment, including the lack of a sufficient complement of personnel, risk assessment, and information and communication components of internal control, as well as revenue control activities; (ii) evaluating the sufficiency of the Investigation conducted by the Committee of the Board; (iii) expanding the nature and extent of fraud inquiries performed with Company personnel; and (iv) considering the Investigation findings in assessing the risks associated with revenue recognition and designing incremental audit procedures to be performed. Incremental audit procedures performed included, for a sample of transactions, confirming terms and conditions of sales arrangements directly with customers, including performing alternative procedures when responses were not received; and evaluating the timing of revenue recognition and that revenue was recognized in the appropriate period. The incremental audit procedures also included testing the revenue-related journal entries recorded by Company personnel that engaged in misconduct; and testing the completeness and accuracy of the restatement adjustments. Professionals with specialized skill and knowledge were used to assist in evaluating the sufficiency of the Investigation conducted by the Committee of the Board.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
April 28, 2025

We have served as the Company's auditor since 2015.

EVOLV TECHNOLOGIES HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

		December 31,		
		2024		**2023**
				(Restated)
Assets				
Current assets:				
Cash and cash equivalents	$	37,015	$	67,162
Restricted cash		—		275
Marketable securities		14,927		51,289
Accounts receivable, net of allowance for expected credit losses of $734 and $582 as of December 31, 2024 and 2023, respectively*		28,392		21,547
Inventory		16,963		10,344
Current portion of contract assets		799		1,397
Current portion of commission asset		5,429		4,387
Prepaid expenses and other current assets		17,921		16,957
Total current assets		121,446		173,358
Contract assets, noncurrent		657		964
Commission asset, noncurrent		7,567		7,249
Property and equipment, net		123,661		113,161
Operating lease right-of-use assets		13,993		1,195
Other assets		735		1,202
Total assets	$	268,059	$	297,129
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	10,492	$	17,400
Accrued expenses and other current liabilities		19,508		15,703
Current portion of deferred revenue		64,506		46,808
Current portion of operating lease liabilities		2,203		1,391
Total current liabilities		96,709		81,302
Deferred revenue, noncurrent		20,266		25,149
Operating lease liabilities, noncurrent		12,326		—
Contingent earn-out liability		12,809		29,119
Contingently issuable common stock liability		4,001		6,530
Public warrant liability		4,297		10,889
Total liabilities		150,408		152,989
Commitments and contingencies (Note 20)				
Stockholders' equity:				
Preferred stock, $0.0001 par value; 100,000,000 authorized at December 31, 2024 and December 31, 2023; no shares issued and outstanding at December 31, 2024 and December 31, 2023		—		—
Common stock, $0.0001 par value; 1,100,000,000 shares authorized at December 31, 2024 and December 31, 2023, 159,602,069 and 151,310,080 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively		16		15
Additional paid-in capital		472,331		444,825
Accumulated other comprehensive loss		(32)		(53)
Accumulated deficit		(354,664)		(300,647)
Stockholders' equity		117,651		144,140
Total liabilities and stockholders' equity	$	268,059	$	297,129

*   Includes related party accounts receivable, net of $2.2 million as of December 31, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

EVOLV TECHNOLOGIES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)

		December 31,				
		2024		**2023**		**2022**
				(Restated)		**(Restated)**
Revenue:						
Product revenue	$	6,464	$	22,768	$	29,787
Subscription revenue		65,046		36,201		17,041
Service revenue		23,467		15,606		4,595
License fee and other revenue		8,888		4,990		1,296
Total revenue *		103,865		79,565		52,719
Cost of revenue:						
Cost of product revenue		10,735		27,967		39,437
Cost of subscription revenue		27,846		14,760		7,460
Cost of service revenue		5,399		3,982		2,200
Cost of license fee and other revenue		597		949		2,222
Total cost of revenue		44,577		47,658		51,319
Gross profit		59,288		31,907		1,400
Operating expenses:						
Research and development		23,446		24,473		18,537
Sales and marketing		61,291		54,986		46,683
General and administrative		56,634		42,182		37,969
Loss from impairment of property and equipment		224		322		1,161
Total operating expenses		141,595		121,963		104,350
Loss from operations		(82,307)		(90,056)		(102,950)
Other income (expense), net:						
Interest expense		—		(654)		(712)
Interest income		2,942		6,227		3,165
Other expense, net		(83)		(84)		(64)
Loss on extinguishment of debt		—		(626)		—
Change in fair value of contingent earn-out liability		16,310		(14,901)		6,988
Change in fair value of contingently issuable common stock liability		2,529		(3,138)		1,872
Change in fair value of public warrant liability		6,592		(4,765)		4,906
Total other income (expense), net		28,290		(17,941)		16,155
Loss before income taxes		(54,017)		(107,997)		(86,795)
Provision for income taxes		—		(51)		—
Net loss	$	(54,017)	$	(108,048)	$	(86,795)
Weighted average common shares outstanding – basic and diluted		156,573,886		149,168,105		143,858,668
Net loss per share - basic and diluted	$	(0.34)	$	(0.72)	$	(0.60)
Net loss	$	(54,017)	$	(108,048)	$	(86,795)
Other comprehensive income (loss)						
Cumulative translation adjustment		21		(43)		(10)
Total other comprehensive income (loss)		21		(43)		(10)
Total comprehensive loss	$	(53,996)	$	(108,091)	$	(86,805)

*   Includes related party revenue of $6.1 million, $11.3 million, and $13.5 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EVOLV TECHNOLOGIES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock			Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares		Amount				
Balances at December 31, 2021	142,745,021	$	14 $	396,064	$ —	$ (105,804) $	290,274
Issuance of common stock upon exercise of stock options	1,894,179		1	827	—	—	828
Issuance of common stock upon vesting of restricted stock units	565,774		—	—	—	—	—
Stock-based compensation cost (restated)	—		—	22,321	—	—	22,321
Cumulative translation adjustment	—		—	—	(10)	—	(10)
Net loss (restated)	—		—	—	—	(86,795)	(86,795)
Balances at December 31, 2022 (restated)	145,204,974	$	15 $	419,212	$ (10) $	(192,599) $	226,618
Issuance of common stock upon exercise of stock options	1,735,978		—	668	—	—	668
Issuance of common stock upon vesting of restricted stock units	3,265,155		—	—	—	—	—
Issuance of common stock upon exercise of warrants	1,103,973		—	464	—	—	464
Stock-based compensation cost (restated)	—		—	24,481	—	—	24,481
Cumulative translation adjustment	—		—	—	(43)	—	(43)
Net loss (restated)	—		—	—	—	(108,048)	(108,048)
Balances at December 31, 2023 (restated)	151,310,080		15	444,825	(53)	(300,647)	144,140
Issuance of common stock upon exercise of stock options	2,557,792		1	1,809	—	—	1,810
Issuance of common stock upon vesting of restricted stock units	5,734,197		—	—	—	—	—
Stock-based compensation cost	—		—	25,697	—	—	25,697
Cumulative translation adjustment	—		—	—	21	—	21
Net loss	—		—	—	—	(54,017)	(54,017)
Balances at December 31, 2024	159,602,069	$	16 $	472,331	$ (32) $	(354,664) $	117,651

The accompanying notes are an integral part of these consolidated financial statements.

119

EVOLV TECHNOLOGIES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Year Ended December 31,	
	2024	**2023**	**2022**
		(Restated)	**(Restated)**
Cash flows from operating activities:			
Net loss	$ (54,017)	$ (108,048)	$ (86,795)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	17,375	9,702	5,443
Write-off of inventory and change in inventory reserve	2,578	1,309	1,582
Adjustment to property and equipment for sales type leases	—	—	(625)
Loss from impairment of property and equipment	224	322	1,161
Loss from impairment of intangible asset	983	—	—
Stock-based compensation	24,756	24,129	22,520
Non-cash interest expense	—	22	55
Amortization (accretion) of premium (discount) on marketable securities, net of change in accrued interest	447	(575)	—
Non-cash lease expense	1,420	478	811
Change in allowance for expected credit losses	152	382	150
Loss on extinguishment of debt	—	626	—
Change in fair value of earn-out liability	(16,310)	14,901	(6,988)
Change in fair value of contingently issuable common stock	(2,529)	3,138	(1,872)
Change in fair value of public warrant liability	(6,592)	4,765	(4,906)
Changes in operating assets and liabilities			
Accounts receivable	(6,997)	4,510	(20,112)
Inventory	(7,852)	960	(10,633)
Commission assets	(1,360)	(2,779)	(3,493)
Contract assets	905	1,383	1,133
Other assets	467	633	(419)
Prepaid expenses and other current assets	(964)	(2,426)	(3,317)
Accounts payable	192	(5,963)	7,661
Deferred revenue	12,815	39,488	23,388
Accrued expenses and other current liabilities	4,534	3,857	1,462
Operating lease liability	(1,080)	(615)	(946)
Net cash used in operating activities	(30,853)	(9,801)	(74,740)
Cash flows from investing activities:			
Development of internal-use software	(6,125)	(3,535)	(2,720)
Purchases of property and equipment	(31,189)	(69,134)	(21,461)
Proceeds from sale of property and equipment	—	270	312
Purchases of marketable securities	(29,367)	(89,898)	—
Proceeds from maturities of marketable securities	65,282	39,184	—
Net cash provided by (used in) investing activities	(1,399)	(123,113)	(23,869)
Cash flows from financing activities:			
Proceeds from exercise of stock options	1,809	668	827
Proceeds from long-term debt	—	1,876	29,683
Repayment of principal on long-term debt	—	(31,876)	(10,000)
Payment of debt issuance costs and prepayment penalty	—	(332)	—
Net cash provided by (used in) financing activities	1,809	(29,664)	20,510
Effect of exchange rate changes on cash and cash equivalents	21	(43)	(10)
Net decrease in cash, cash equivalents and restricted cash	(30,422)	(162,621)	(78,109)
Cash, cash equivalents and restricted cash			
Cash, cash equivalents and restricted cash at beginning of period	67,437	230,058	308,167
Cash, cash equivalents and restricted cash at end of period	$ 37,015	$ 67,437	$ 230,058

Supplemental disclosure of cash flow information							
Cash paid for interest		$	—	$	710	$	581
Supplemental disclosure of non-cash activities							
Transfer of property and equipment to inventory		$	1,345	$	218	$	454
Capital expenditures incurred but not yet paid			5,493		13,322		7,552
Capitalization of stock compensation			941		516		205
Finback exercise price			—		464		—
Operating lease liabilities arising from obtaining right-of-use assets			14,218		—		—
Reconciliation of cash, cash equivalents and restricted cash:							
Cash and cash equivalents		$	37,015	$	67,162	$	229,783
Restricted cash			—		275		—
Restricted cash, noncurrent			—		—		275
Total cash, cash equivalents and restricted cash shown in the statements of cash flows		$	37,015	$	67,437	$	230,058

The accompanying notes are an integral part of these consolidated financial statements.

121

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

Evolv Technologies Holdings, Inc. (the "Company"), a Delaware corporation, is a leading security technology company designed to transform human security to make a safer, faster, and better experience for the world's most iconic venues and companies as well as schools, hospitals, and public spaces, using industry leading artificial intelligence (AI)-powered screening and analytics.

The Company announced in the third quarter of 2024 the launch of a new product offering, Evolv eXpedite™, an autonomous AI-based weapons detection system for bags. This new offering, as well as existing products such as Evolv Express®, are designed to be integrated layers for detection as part of a unified Evolv Safer Experience System™. These products and their associated services are designed to capture valuable visitor data customers can leverage to inform their security operations, while providing end-users with an approachable and non-intrusive security experience. The Company is headquartered in Waltham, Massachusetts.

As used in this Annual Report on Form 10-K, unless otherwise indicated or the context otherwise requires, references to "we," "us," "our," the "Company" and "Evolv" refer to the consolidated operations of Evolv Technologies Holdings, Inc. and its wholly owned subsidiaries, which include Evolv Technologies, Inc., Evolv Technologies UK Ltd. and Give Evolv LLC. References to "NHIC" refer to our legal predecessor, a special-purpose acquisition company, prior to the consummation of our business combination on July 16, 2021 (the "Merger"), and references to "Legacy Evolv" refer to Evolv Technologies, Inc. dba Evolv Technology, Inc. prior to the consummation of the Merger. The Merger was contemplated by the Agreement and Plan of Merger, dated March 5, 2021, with NHIC Sub Inc., NHIC, and Legacy Evolv, as amended by that certain First Amendment to Agreement and Plan of Merger dated June 5, 2021 (as amended, the "Merger Agreement").

Liquidity and capital resources

The Company's financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. The Company's primary requirements for liquidity and capital are working capital, inventory management, capital expenditures and general corporate needs. The Company expects these needs to continue as it develops and grows its business. As of December 31, 2024, the Company had $51.9 million in cash, cash equivalents, and marketable securities, and as of March 31, 2025, the Company had $35.0 million in cash, cash equivalents, and marketable securities. The Company incurred a net loss of $54.0 million and $108.0 million for the years ended December 31, 2024 and 2023, respectively. The Company incurred cash outflows from operating activities of $30.9 million and $9.8 million during the years ended December 31, 2024 and 2023, respectively. The Company expects to continue to generate losses for the foreseeable future.

The Company maintains substantially all of its cash, cash equivalents, and marketable securities in accounts with U.S. and multi-national financial institutions and its cash deposits at these institutions exceed Federal Deposit Insurance Corporation insured limits. The Company does not believe it is exposed to any unusual credit risk or deposit concentration risk beyond the ordinary credit risk associated with commercial banking relationships.

The Company expects its cash, cash equivalents, and marketable securities of $51.9 million as of December 31, 2024, together with cash it expects to generate from future operations, will be sufficient to fund its operating expenses and capital expenditure requirements for a period of at least twelve months from the date of this Annual Report on Form 10-K. As the Company is in the growth stage of its business and operates in an emerging field of technology, the Company expects to continue to strategically and carefully invest in various areas of the business to support that growth. The Company may require additional capital to respond to expected growth in the demand for equipment to support its "leased equipment" offering, technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions, or unforeseen circumstances. To the extent that the Company's projected revenue growth does not materialize, the Company has established plans to preserve existing cash liquidity, which includes additional reductions to operating expenses and capital expenditures.

Although not required to fund ongoing operations, in an improving interest rate environment the Company may choose to engage in debt financings or enter into credit facilities for other strategic reasons. If the Company is unable to

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

obtain adequate financing or financing on terms satisfactory to it, when it requires it, the Company's ability to continue to grow or support the business and to respond to business challenges could be significantly limited. In particular, global events such as public health emergencies, international political turmoil, including in Europe and the Middle East, and related international sanctions, tariffs, supply chain disruptions, and prolonged inflation and rising interest rates have resulted in, and may continue to result in, significant disruption of global financial markets, reducing the Company's ability to access capital. If the Company is unable to raise additional funds when or on the terms desired, its business, financial condition and results of operations could be adversely affected.

Additionally, there continues to be significant uncertainty regarding recent changes and potential future developments related to increased trade restrictions, tariffs or taxes on imports or exports relating to countries where we source or sell materials or products. The exact magnitude of any potential impact remains uncertain, as there may be further changes to tariffs and policies and, consequently, potential increased tension between the U.S. and targeted countries, and the Company's financial condition and results of operations could be adversely affected.

Risks and uncertainties

There is significant uncertainty in the current macroeconomic environment due to inflationary pressures globally, conflicts in Europe and the Middle East, and foreign currency volatility and their impacts on the Company's business. If economic conditions were to worsen, the Company's results of operations, financial condition, and cash flows from operations may be materially and adversely impacted.

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Reclassifications

During the year ended December 31, 2023, the Company began classifying revenue from professional services, which includes installation, training, and event support, as well as other one-time revenue, within license fee and other revenue on the consolidated statements of operations and comprehensive loss, whereas the revenue for these services has previously been included in service revenue. Correspondingly, the Company began classifying costs associated with professional services within cost of license fee and other revenue, whereas these costs were previously included in cost of service revenue. These reclassifications were made to align the presentation of professional services with the Company's internal reporting and analysis. The reclassifications did not impact total revenue or total cost of revenue for any period. Prior year amounts included in this Annual Report on Form 10-K have been reclassified to conform to the current presentation. For all periods presented in this Annual Report on Form 10-K, the total of License fees and other revenue and cost of revenue was included in Service revenue and cost of revenue in prior years.

2. Restatement of Previously Issued Financial Statements

In September 2024, an ad hoc committee of independent directors (the "Committee") of the Board, under the direction of the Board, commenced an investigation (the "Investigation") of the Company's sales practices, including whether certain sales of products and subscriptions to channel partners and end users were subject to extra-contractual terms and conditions that impacted revenue recognition and other metrics, and if so, when senior Company personnel became aware of these issues.

As a result of the Investigation, the Committee determined that certain sales, including sales to one of its largest channel partners, were subject to extra-contractual terms and conditions, some of which were not shared with the Company's accounting personnel, and that certain Company personnel engaged in misconduct in connection with those transactions. Furthermore, these extra-contractual terms and conditions were withheld from the Company's Audit Committee of the Board (the "Audit Committee") and the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"). The Committee also determined that certain accounting personnel were aware of

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

indications of these extra-contractual terms and conditions during affected periods, and that related allegations were raised internally in July 2024 and known to senior finance and accounting personnel, but that those allegations were not escalated to the Audit Committee or communicated to PwC prior to the filing of the Company's second quarter 2024 financial statements. As a result of the Investigation, the Board determined that new leadership was critical to moving the Company forward. In November 2024, the Company's Chief Financial Officer resigned. Additionally, four other employees, including personnel from its sales, finance and accounting departments were terminated or resigned as a result of the investigation.

In connection with the investigation, the Committee determined that the accounting for certain sales transactions was materially inaccurate and that, among other things, revenue was prematurely or incorrectly recognized (the "Impacted Transactions") in connection with financial statements prepared for the fiscal years ended December 31, 2022 and December 31, 2023 contained in its Annual Report on Form 10-K for the year-ended December 31, 2023, and its condensed consolidated financial statements for the quarters and year-to-date periods ended June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024 contained in its Quarterly Reports on Form 10-Q.

A review of the transactions identified in the Investigation determined that restatement changes were necessary due to:

- an overstatement or understatement of revenue and cost of revenue depending on the changes to revenue recognition start dates in each period of the consolidated statement of operations; and

- an overstatement or understatement of other accounts affected by changes to revenue recognition start dates, including accounts receivable, inventory, contract assets, commission assets, property and equipment, net, deferred revenue, and sales and marketing expense.

Misstatements related to the Impacted Transactions identified in the Investigation

<u>Revenue</u>

As discussed above, the Company became aware of the presence of extra-contractual terms and conditions through the Investigation. The extra-contractual terms and conditions created ambiguity with regard to whether the Company and its customers had reached a mutual understanding of the terms of the contracts. Ultimately, the Company decided to honor the customers' understanding of the contracts, including the terms and conditions granted outside the written contracts.

The extra-contractual terms and conditions affected the dates on which it was appropriate for the Company to recognize revenue, or commence revenue recognition for the Impacted Transactions. In order to correct the revenue recognition start dates for each of the Impacted Transactions to be restated, the Company reviewed the terms and circumstances of each transaction, including the contractual and extra-contractual terms and conditions.

As described above, the Company offers products for purchase or multi-year subscription leases. All products are sold with an underlying subscription for software and services. Contracts may include multiple performance obligations when customers purchase a combination of products and services. For equipment sales, revenue is recognized at a point in time, whereas for leased equipment and software, revenue is recognized ratably over the term ("over time").

GAAP requires that revenue is recognized when (or as) the entity satisfies a performance obligation by transferring the underlying asset to a customer. An asset is transferred when (or as) the customer obtains control of that asset. Further, GAAP defines control as "…the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset."

Historically, the Company has recognized revenue, or commenced revenue recognition, upon shipment or delivery of the product to the customer, or to the end-user as directed by the customer, if the customer is a reseller. The findings of the Investigation and Financial Statement Review, as defined below, impact the timing of when revenue recognition should begin on certain arrangements. The Company determined that it should recognize or begin to recognize revenue on the Impacted Transactions at the point in time that the Company has an enforceable contract with the customer and control

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

transfers to the customer, which, for the Impacted Transactions, was often the installation date, which is later than the shipment or delivery date. The extra-contractual terms created in substance consignment arrangements with customers, which resulted in no revenue recognition until control of the product was transferred to the customer (i.e., the installation date).

For most of the Impacted Transactions, the Company determined that the customer was only committed to the agreement and began to receive and consume the benefits provided by the Company's performance on the date the security screening system(s) and SaaS portal were both installed and activated at the end user site. Therefore, revenue recognition for over time performance obligations was determined to begin at the installation date and recognized over the period in which the benefits are consumed (e.g., the subscription term). Product sales were also restated to be recorded at the installation date where appropriate. For point-in-time performance obligations, revenue was recognized at the installation date.

Property, and Equipment / Inventory

As stated above, the Company offers products for purchase or multi-year subscription leases. For equipment for which the revenue recognition start date was moved to a later date due to the timing of the transfer of control, the equipment cost was reclassified from Leased equipment to Equipment held for lease within Property and Equipment (for leased equipment), or added back to finished goods Inventory (for equipment sales) until the point in time that the Company transferred control of the equipment to the customer, corresponding to the revenue recognition start date.

Cost of Product Revenue / Cost of Subscription Revenue

For leased equipment reclassified to equipment held for lease, as described above, the Company adjusted the dates placed in service to correspond to the revised date upon which revenue recognition commenced, thus achieving appropriate alignment of revenue recognition with the recognition of depreciation expense (cost of revenue), consistent with the company's accounting policies. For equipment added back to inventory related to sales of equipment, the Company added back the associated cost of revenue in the period it was originally recognized, and restated the cost of revenue to correspond with the revenue recognition start date.

Commissions Asset / Commissions Expense

Commissions on product sales and services are expensed in the period in which the related revenue is recognized. Commissions on subscription arrangements and maintenance are expensed ratably over the life of the contract, which generally begins upon transfer of control. For the Impacted Transactions on which the Company adjusted the revenue recognition start date, the amortization of the corresponding commission expense was adjusted to conform to the adjusted revenue recognition start date.

Accounts Receivable, Contract Assets, Deferred Revenue

Deferred Revenue, Contract Assets and Accounts Receivable relating to affected customer arrangements were adjusted to reflect the corresponding changes in revenue recognition start dates.

Additional errors identified through the Financial Statement Review

Following the Investigation, the Company completed a comprehensive review of its previously issued financial statements (the "Financial Statement Review"), which resulted in the identification of additional errors. These adjustments included:

- an understatement of research and development expense and overstatement of property, plant and equipment in certain periods due to an error in the calculation of internal-use software costs in the first and second quarters of 2024;

- an overstatement of cost of revenue and understatement of inventory and property and equipment, net in the first and second quarters of 2024 related to the expensing of inbound freight costs that should have been capitalized into inventory or property and equipment, net; and

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- an overstatement of accounts receivable and contract assets and corresponding understatement of deferred revenue in each period related to the incorrect classification of amounts due to the Company resulting from its contracts with customers.

The impact of the correction of the misstatements and errors resulting from the Investigation and Financial Statement Review on the consolidated financial statements for the quarterly periods ended June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024, and June 30, 2024 are summarized in Note 23, Restatement of Quarterly Financial Information (Unaudited).

The impact of the correction of the misstatements on the consolidated financial statements related to the Investigation as of and for the years ended December 31, 2023 and 2022, as well as previously identified immaterial errors which have now been corrected, is summarized below. The applicable accompanying notes to the consolidated financial statements have also been updated.

The impact of the correction of the misstatements and errors on the Consolidated Statements of Stockholders' Equity were solely within net (loss) income for errors impacting accumulated deficit and within stock-based compensation cost for errors impacting accumulated paid in capital.

The impact of the correction of the misstatements and errors on the Consolidated Statements of Cash Flows were driven by changes in the related Consolidated Balance Sheet and Consolidated Statement of Operations and Comprehensive Income (Loss) line items, except as noted by footnote under each applicable table below.

Where adjustments in the below tables relate to multiple categories, the adjustment amounts of each category are noted below each table and sum to the total adjustment reflected. Restatement adjustments are reflected as follows:

ADJ 1: related to revenue recognition misstatements identified as part of the Investigation.
ADJ 2: related to errors in capitalized internal-use software costs.
ADJ 3: related to errors in capitalized freight costs.
ADJ 4: other immaterial errors previously identified in prior periods corrected as part of the restatement.
ADJ 5: related to classification errors in contract assets and deferred revenue.

As of and for the Year Ended December 31, 2023


Restated Consolidated Balance Sheet
(In thousands, except share and per share amounts)


EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Adj. Reference[a]	As Reported	Adjustment	As Restated
		As of December 31, 2023		
Assets				
Current assets:				
Cash and cash equivalents		$ 67,162	$ —	$ 67,162
Restricted cash		275	—	275
Marketable securities		51,289	—	51,289
Accounts receivable, net	ADJ 1, ADJ 5	22,611	(1,064)	21,547
Inventory	ADJ 1	9,507	837	10,344
Current portion of contract assets	ADJ 1, ADJ 5	3,707	(2,310)	1,397
Current portion of commission asset	ADJ 1	4,339	48	4,387
Prepaid expenses and other current assets	ADJ 1	16,954	3	16,957
Total current assets		175,844	(2,486)	173,358
Contract assets, noncurrent	ADJ 1, ADJ 5	451	513	964
Commission asset, noncurrent	ADJ 1	7,107	142	7,249
Property and equipment, net	ADJ 1, ADJ 4	112,921	240	113,161
Operating lease right-of-use assets		1,195	—	1,195
Other assets		1,202	—	1,202
Total assets		$ 298,720	$ (1,591)	$ 297,129
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable		$ 17,400	$ —	$ 17,400
Accrued expenses and other current liabilities	ADJ 4	15,578	125	15,703
Current portion of deferred revenue	ADJ 1, ADJ 5	47,677	(869)	46,808
Current portion of operating lease liabilities		1,391	—	1,391
Total current liabilities		82,046	(744)	81,302
Deferred revenue, noncurrent	ADJ 5	23,813	1,336	25,149
Contingent earn-out liability		29,119	—	29,119
Contingently issuable common stock liability		6,530	—	6,530
Public warrant liability		10,889	—	10,889
Total liabilities		152,397	592	152,989
Commitments and contingencies (Note 20)				
Stockholders' equity:				
Preferred stock		—	—	—
Common stock		15	—	15
Additional paid-in capital		444,825	—	444,825
Accumulated other comprehensive loss		(53)	—	(53)
Accumulated deficit		(298,464)	(2,183)	(300,647)
Stockholders' equity		146,323	(2,183)	144,140
Total liabilities and stockholders' equity		$ 298,720	$ (1,591)	$ 297,129

(a) Category references are described above. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

Accounts receivable, net: ADJ 1 = ($1,974), ADJ 5 = $910
Current portion of contract assets: ADJ 1 = ($1,154), ADJ 5 = ($1,156)
Contract assets, noncurrent: ADJ 1 = ($126), ADJ 5 = $639

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment, net: ADJ1 = $212, ADJ 4 = $28
Current portion of deferred revenue: ADJ 1 = $73, ADJ 5 = ($942)

Restated Consolidated Statement of Operations and Comprehensive Loss Data
(In thousands, except share and per share amounts)

	Adj. Reference[a]		Year Ended December 31, 2023		
			As Reported	Adjustment	As Restated
Revenue:					
Product revenue	ADJ1	$	21,977	$ 791	$ 22,768
Subscription revenue	ADJ 1, ADJ 4		37,247	(1,046)	36,201
Service revenue	ADJ 1, ADJ 4		16,141	(535)	15,606
License fee and other revenue	ADJ 1		5,053	(63)	4,990
Total revenue			80,418	(853)	79,565
Cost of revenue:					
Cost of product revenue	ADJ 1, ADJ 4		26,667	1,300	27,967
Cost of subscription revenue	ADJ 1, ADJ 4		14,991	(231)	14,760
Cost of service revenue			3,982	—	3,982
Cost of license fee and other revenue			949	—	949
Total cost of revenue			46,589	1,069	47,658
Gross profit			33,829	(1,922)	31,907
Operating expenses:					
Research and development	ADJ 4		24,455	18	24,473
Sales and marketing	ADJ 1, ADJ 4		55,223	(237)	54,986
General and administrative	ADJ 4		42,091	91	42,182
Loss from impairment of property and equipment			322	—	322
Total operating expenses			122,091	(128)	121,963
Loss from operations			(88,262)	(1,794)	(90,056)
Other income (expense), net:					
Interest expense			(654)	—	(654)
Interest income			6,227	—	6,227
Other expense, net			(84)	—	(84)
Loss on extinguishment of debt			(626)	—	(626)
Change in fair value of contingent earn-out liability			(14,901)	—	(14,901)
Change in fair value of contingently issuable common stock liability			(3,138)	—	(3,138)
Change in fair value of public warrant liability			(4,765)	—	(4,765)
Total other income (expense), net			(17,941)	—	(17,941)
Loss before income taxes			(106,203)	(1,794)	(107,997)
Provision for income taxes			(51)	—	(51)
Net loss		$	(106,254) $	(1,794) $	(108,048)
Weighted average common shares outstanding – basic and diluted			149,168,105	—	149,168,105
Net loss per share - basic and diluted		$	(0.71) $	(0.01) $	(0.72)
Net loss		$	(106,254) $	(1,794) $	(108,048)
Other comprehensive loss					
Cumulative translation adjustment			(43)	—	(43)
Total other comprehensive loss			(43)	—	(43)
Total comprehensive loss		$	(106,297) $	(1,794) $	(108,091)

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Category references are described above. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

Subscription revenue: ADJ 1 = ($1,025), ADJ 4 = ($21)
Service revenue: ADJ 1 = ($556), ADJ 4 = $21
Cost of product revenue: ADJ 1 = $1,603, ADJ 4 = ($303)
Cost of subscription revenue: ADJ 1 = ($194), ADJ 4 = ($37)
Sales and marketing: ADJ 1 = $2, ADJ 4 = ($239)

Restated Consolidated Statement of Cash Flows
(In thousands)

	Year Ended December 31, 2023		
	As Reported	Adjustment	As Restated
Cash flows from operating activities:			
Net loss	$ (106,254)	$ (1,794)	$ (108,048)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	9,932	(230)	9,702
Write-off of inventory and change in inventory reserve	1,612	(303)	1,309
Loss from impairment of property and equipment	322	—	322
Stock-based compensation	24,151	(22)	24,129
Non-cash interest expense	22	—	22
Accretion of discount on marketable securities, net of change in accrued interest	(575)	—	(575)
Non-cash lease expense	478	—	478
Change in allowance for expected credit losses	382	—	382
Loss on extinguishment of debt	626	—	626
Change in fair value of earn-out liability	14,901	—	14,901
Change in fair value of contingently issuable common stock	3,138	—	3,138
Change in fair value of public warrant liability	4,765	—	4,765
Changes in operating assets and liabilities			
Accounts receivable	8,927	(4,417)	4,510
Inventory	(644)	1,604	960
Commission assets	(2,407)	(372)	(2,779)
Contract assets	80	1,303	1,383
Other assets	633	—	633
Prepaid expenses and other current assets	(2,566)	140	(2,426)
Accounts payable	(5,963)	—	(5,963)
Deferred revenue	35,522	3,966	39,488
Accrued expenses and other current liabilities	3,732	125	3,857
Operating lease liability	(615)	—	(615)
Net cash used in operating activities	(9,801)	—	(9,801)
Cash flows from investing activities:			
Development of internal-use software	(3,535)	—	(3,535)
Purchases of property and equipment	(69,134)	—	(69,134)
Proceeds from sale of property and equipment	270	—	270
Purchases of marketable securities	(89,898)	—	(89,898)
Proceeds from maturities of marketable securities	39,184	—	39,184
Net cash used in investing activities	(123,113)	—	(123,113)

129

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash flows from financing activities:						
Proceeds from exercise of stock options		668		—		668
Proceeds from long-term debt		1,876		—		1,876
Repayment of principal on long-term debt		(31,876)		—		(31,876)
Payment of debt issuance costs and prepayment penalty		(332)		—		(332)
Net cash used in financing activities		(29,664)		—		(29,664)
Effect of exchange rate changes on cash and cash equivalents		(43)		—		(43)
Net decrease in cash, cash equivalents and restricted cash		(162,621)		—		(162,621)
Cash, cash equivalents and restricted cash						
Cash, cash equivalents and restricted cash at beginning of period		230,058		—		230,058
Cash, cash equivalents and restricted cash at end of period	$	67,437	$	—	$	67,437
Supplemental disclosure of cash flow information						
Cash paid for interest	$	710	$	—	$	710
Supplemental disclosure of non-cash activities						
Transfer of property and equipment to inventory	$	218	$	—	$	218
Capital expenditures incurred but not yet paid		13,322		—		13,322
Capitalization of stock compensation		516		—		516
Finback exercise price		464		—		464
Reconciliation of cash, cash equivalents and restricted cash:						
Cash and cash equivalents	$	67,162	$	—	$	67,162
Restricted cash		275		—		275
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$	67,437	$	—	$	67,437

As of and for the Year Ended December 31, 2022

Restated Consolidated Balance Sheet
(In thousands, except share and per share amounts)

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Adj. Reference[a]	As Reported		Adjustment		As Restated
		As of December 31, 2022				
Assets						
Current assets:						
Cash and cash equivalents		$ 229,783	$	—	$	229,783
Accounts receivable, net	ADJ 1	31,920		(5,481)		26,439
Inventory	ADJ 1, ADJ 4	10,257		2,138		12,395
Current portion of contract assets	ADJ 1, ADJ 5	2,852		(459)		2,393
Current portion of commission asset	ADJ 1, ADJ 4	3,384		(220)		3,164
Prepaid expenses and other current assets	ADJ 1	14,388		143		14,531
Total current assets		292,584		(3,879)		288,705
Restricted cash, noncurrent		275		—		275
Contract assets, noncurrent	ADJ 1, ADJ 5	1,386		(35)		1,351
Commission asset, noncurrent	ADJ 1	5,655		38		5,693
Property and equipment, net	ADJ 1, ADJ 4	44,707		10		44,717
Operating lease right-of-use assets		1,673		—		1,673
Other assets		1,835		—		1,835
Total assets		$ 348,115	$	(3,866)	$	344,249
Liabilities and Stockholders' Equity						
Current liabilities:						
Accounts payable		$ 18,194	$	—	$	18,194
Accrued expenses and other current liabilities		11,545		—		11,545
Current portion of deferred revenue	ADJ 1, ADJ 5	18,273		(248)		18,025
Current portion of long-term debt		10,000		—		10,000
Current portion of operating lease liabilities		1,114		—		1,114
Total current liabilities		59,126		(248)		58,878
Deferred revenue, noncurrent	ADJ 5	17,695		(3,251)		14,444
Long-term debt, noncurrent		19,683		—		19,683
Operating lease liabilities, noncurrent		892		—		892
Contingent earn-out liability		14,218		—		14,218
Contingently issuable common stock liability		3,392		—		3,392
Public warrant liability		6,124		—		6,124
Total liabilities		121,130		(3,499)		117,631
Commitments and contingencies (Note 20)						
Stockholders' equity:						
Preferred stock		—		—		—
Common stock		15		—		15
Additional paid-in capital	ADJ 4	419,190		22		419,212
Accumulated other comprehensive loss		(10)		—		(10)
Accumulated deficit		(192,210)		(389)		(192,599)
Stockholders' equity		226,985		(367)		226,618
Total liabilities and stockholders' equity		$ 348,115	$	(3,866)	$	344,249

(a) Category references are described above. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventory: ADJ 1 = $2,441, ADJ 4 = ($303)
Current portion of contract assets: ADJ 1 = ($484), ADJ 5 = $25
Current portion of commission assets: ADJ 1 = $13, ADJ 4 = ($233)
Contract assets, noncurrent: ADJ 1 = $1, ADJ 5 = ($36)
Current portion of deferred revenue: ADJ 1 = ($3,487), ADJ 5 = $3,239
Property and equipment, net: ADJ 1 = $18, ADJ 4 = ($8)

Restated Consolidated Statement of Operations and Comprehensive Loss Data
(In thousands, except share and per share amounts)

	Adj. Reference[a]	Year Ended December 31, 2022		
		As Reported	Adjustment	As Restated
Revenue:				
Product revenue	ADJ 1	$ 31,985	$ (2,198)	$ 29,787
Subscription revenue	ADJ 1, ADJ 4	17,569	(528)	17,041
Service revenue	ADJ 1, ADJ 4	4,331	264	4,595
License fee and other revenue	ADJ 1	1,310	(14)	1,296
Total revenue		55,195	(2,476)	52,719
Cost of revenue:				
Cost of product revenue	ADJ 1, ADJ 4	41,575	(2,138)	39,437
Cost of subscription revenue	ADJ 1, ADJ 4	7,469	(9)	7,460
Cost of service revenue		2,200	—	2,200
Cost of license fee and other revenue		2,222	—	2,222
Total cost of revenue		53,466	(2,147)	51,319
Gross profit		1,729	(329)	1,400
Operating expenses:				
Research and development	ADJ 4	18,771	(234)	18,537
Sales and marketing	ADJ 1, ADJ 4	46,639	44	46,683
General and administrative	ADJ 4	37,719	250	37,969
Loss from impairment of property and equipment		1,161	—	1,161
Total operating expenses		104,290	60	104,350
Loss from operations		(102,561)	(389)	(102,950)
Other income (expense), net:				
Interest expense		(712)	—	(712)
Interest income		3,165	—	3,165
Other expense, net		(64)	—	(64)
Change in fair value of contingent earn-out liability		6,988	—	6,988
Change in fair value of contingently issuable common stock liability		1,872	—	1,872
Change in fair value of public warrant liability		4,906	—	4,906
Total other income (expense), net		16,155	—	16,155
Loss before income taxes		(86,406)	(389)	(86,795)
Net loss		$ (86,406)	$ (389)	$ (86,795)
Weighted average common shares outstanding – basic and diluted		143,858,668	—	143,858,668
Net loss per share - basic and diluted		$ (0.60)	$ —	$ (0.60)
Net loss		$ (86,406)	$ (389)	$ (86,795)
Other comprehensive loss				
Cumulative translation adjustment		(10)	—	(10)
Total other comprehensive loss		(10)	—	(10)
Total comprehensive loss		$ (86,416)	$ (389)	$ (86,805)

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Category references are described in above. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

Subscription revenue: ADJ 1 = ($109), ADJ 4 = ($419)
Service revenue: ADJ 1 = ($155), ADJ 4 = $419
Cost of product revenue: ADJ 1 = ($2,441), ADJ 4 = $303
Cost of subscription revenue: ADJ 1 = ($17), ADJ 4 = $8
Sales and marketing: ADJ 1 = ($195), ADJ 4 = $239

Restated Consolidated Statement of Cash Flows
(In thousands)

	Year Ended December 31, 2022		
	As Reported	Adjustment	As Restated
Cash flows from operating activities:			
Net loss	$ (86,406)	$ (389)	$ (86,795)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	5,465	(22)	5,443
Write-off of inventory and change in inventory reserve	1,582	—	1,582
Adjustment to property and equipment for sales type leases	(625)	—	(625)
Loss from impairment of property and equipment	1,161	—	1,161
Stock-based compensation	22,498	22	22,520
Non-cash interest expense	55	—	55
Non-cash lease expense	811	—	811
Change in allowance for expected credit losses	150	—	150
Change in fair value of earn-out liability	(6,988)	—	(6,988)
Change in fair value of contingently issuable common stock	(1,872)	—	(1,872)
Change in fair value of public warrant liability	(4,906)	—	(4,906)
Changes in operating assets and liabilities			
Accounts receivable	(25,593)	5,481	(20,112)
Inventory	(8,495)	(2,138)	(10,633)
Commission assets	(3,675)	182	(3,493)
Contract assets	639	494	1,133
Other assets	(419)	—	(419)
Prepaid expenses and other current assets	(3,174)	(143)	(3,317)
Accounts payable	7,661	—	7,661
Deferred revenue	26,887	(3,499)	23,388
Accrued expenses and other current liabilities	1,462	—	1,462
Operating lease liability	(946)	—	(946)
Net cash used in operating activities	(74,728)	(12)	(74,740)
Cash flows from investing activities:			
Development of internal-use software	(2,720)	—	(2,720)
Purchases of property and equipment [(1)]	(21,473)	12	(21,461)
Proceeds from sale of property and equipment	312	—	312
Net cash used in investing activities	(23,881)	12	(23,869)
Cash flows from financing activities:			
Proceeds from exercise of stock options	827	—	827
Proceeds from long-term debt	29,683	—	29,683
Repayment of principal on long-term debt	(10,000)	—	(10,000)
Net cash provided by financing activities	20,510	—	20,510

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effect of exchange rate changes on cash and cash equivalents		(10)		—	(10)
Net decrease in cash, cash equivalents and restricted cash		(78,109)		—	(78,109)
Cash, cash equivalents and restricted cash					
Cash, cash equivalents and restricted cash at beginning of period		308,167		—	308,167
Cash, cash equivalents and restricted cash at end of period	$	230,058	$	— $	230,058
Supplemental disclosure of cash flow information					
Cash paid for interest	$	581	$	— $	581
Supplemental disclosure of non-cash activities					
Capital expenditures incurred but not yet paid		7,552		—	7,552
Capitalization of stock compensation		205		—	205
Reconciliation of cash, cash equivalents and restricted cash:					
Cash and cash equivalents	$	229,783	$	— $	229,783
Restricted cash, noncurrent		275		—	275
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$	230,058	$	— $	230,058

(1) Relates to adjustments related to ADJ 4.

The footnotes that follow have been updated to reflect the restatement adjustments as described above.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include but are not limited to marketable securities, calculating the standalone selling price for revenue recognition, the valuation of inventory, the expensing and capitalization of costs associated with internal-use software, stock-based awards, the valuation of the contingent earn-out liability, the valuation of the contingently issuable common stock, the valuation of the public warrant liability, the valuation of inventory and the useful life of our leased equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risk of Concentrations of Credit, Significant Customers and Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents, restricted cash, marketable securities, and accounts receivable, net. We maintain substantially all of our cash and cash equivalents with U.S. and multi-national financial institutions, and our deposits are generally in excess of federally insured limits. The Company maintains its cash, cash equivalents, restricted cash, and marketable securities with financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Significant customers are those which represent more than 10% of the Company's total revenue or accounts receivable, net balance at each respective balance sheet date. The following table presents customers that represent 10% or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

more of the Company's total revenue for the years ended December 31, 2024, 2023 and 2022. Each customer shown is a reseller partner of the Company.

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
		(Restated)	(Restated)
Motorola Solutions, Inc.	*	12.1 %	21.9 %
Customer A	*	*	10.5 %
Customer B	12.6 %	10.6 %	*
	12.6 %	22.7 %	32.4 %

* Less than 10%

The following table presents a customer that represents 10% or more of the Company's accounts receivable, net.

	December 31,	
	2024	2023
Columbia Tech	11.0 %	*
Customer B	11.3 %	*
	22.3 %	*

* Less than 10%

The Company relies on one primary third-party contract manufacturer, Columbia Tech, for the production of our touchless security screening systems. Columbia Tech provides a variety of services including sourcing off-the-shelf components, manufacturing custom components/assemblies, final product assembly and integration, end of line testing and quality assurance per our specifications, material and finished goods inventory, and direct shipping to our customers. We also use a different third-party manufacturer as a second source for the production of a key sensor component used in our systems. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers to satisfactorily deliver its products to its customers on time, if at all, which could have a material adverse effect on the Company's operating results, financial condition and cash flows and damage its customer relationships.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Restricted cash related to a letter of credit on the Company's office lease in Waltham, Massachusetts, all of which is included in restricted cash, current on the consolidated balance sheet as of December 31, 2023. During the three months ended September 30, 2024, as a result of an amendment to our lease, the restricted cash was no longer required, and the related letter of credit expired on October 31, 2024. See Note 7, Leases, for more information.

Marketable Securities

Marketable securities are reported at fair value and, at December 31, 2024, are comprised solely of zero coupon U.S. treasury bills with maturities of less than one year that are classified as available-for-sale debt securities. The Company considers an available-for-sale debt security to be impaired if the fair value of the investment is less than its amortized cost basis. The entire difference between the amortized cost basis and the fair value of the Company's available-for-sale debt securities is recognized on the consolidated statements of operations as an impairment if, (i) the fair value of the security is below its amortized cost and (ii) the Company intends to sell or is more likely than not required to sell the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

security before recovery of its amortized cost basis. If neither criterion is met, the Company evaluates whether the decline in fair value is due to credit losses or other factors. In making this assessment, the Company considers the changes to the rating of the security by third-party rating agencies, and adverse conditions specific to the security, among other factors. If the Company's assessment indicates that a credit loss exists, the credit loss is measured based on the Company's best estimate of the cash flows expected to be collected. When developing its estimate of cash flows expected to be collected, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts.

Unrealized gains and losses, net of tax, on marketable securities, if any, are recognized in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Realized net gains and losses on marketable securities, if any, are reflected in interest income in the accompanying consolidated statements of operations and comprehensive loss.

Contract Balances from Contracts with Customers

Contract assets arise from unbilled amounts in customer arrangements when revenue recognized exceeds the amount billed to the customer and the Company's right to payment is conditional and not only subject to the passage of time. Contract liabilities represent the Company's obligation to transfer goods or services to a customer for which it has received consideration (or the amount is due) from the customer. The Company has a contract liability related to service revenue, which consists of amounts that have been invoiced but that have not been recognized as revenue. Amounts expected to be recognized as revenue within 12 months of the balance sheet date are classified as current deferred revenue and amounts expected to be recognized as revenue beyond 12 months of the balance sheet date are classified as deferred revenue, noncurrent.

Fair Value Measurements of Financial Instruments

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company's cash equivalents, restricted cash, marketable securities, derivative liability, contingent earn-out liability, contingently issuable common stock liability and its common stock warrant liability are carried at fair value, determined according to the fair value hierarchy described above (see Note 4). The carrying values of the Company's accounts receivable, net, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities. The carrying value of the Company's long-term debt approximates its fair value (a Level 2 measurement) at each balance sheet date due to its variable interest rate, which approximates a market interest rate.

Assets that are measured at fair value on a nonrecurring basis primarily relate to property and equipment. We do not periodically adjust carrying value to fair value for property and equipment. Rather, the carrying value of the asset is reduced to its fair value when we determine that impairment has occurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contingent Earn-out

In connection with the Merger and pursuant to the Merger Agreement, certain of the Legacy Evolv's shareholders and Legacy Evolv Service Providers are entitled to receive additional shares of the Company's common stock (the "Earn-Out Shares") upon the Company achieving certain milestones:

- Triggering Event I – a one-time issuance of a number of Earn-Out Shares equal to 5,000,000 shall occur if, by March 8, 2026, the price of the Company's common stock is greater than $12.50 per share for any 20 trading days within any 30 trading day period.

- Triggering Event II – a one-time issuance of a number of Earn-Out Shares equal to 5,000,000 shall occur if, by March 8, 2026, the price of the Company's common stock is greater than $15.00 per share for any 20 trading days within any 30 trading day period.

- Triggering Event III – a one-time issuance of a number of Earn-Out Shares equal to 5,000,000 shall occur if, by March 8, 2026, the price of the Company's common stock is greater than $17.50 per share for any 20 trading days within any 30 trading day period.

In accordance with *ASC 815 – Derivatives and Hedging*, the earn-out arrangement with the Legacy Evolv shareholders is accounted for as a liability and subsequently remeasured at each reporting date with changes in fair value recorded as a change in fair value of contingent earn-out liability in other income (expense), net in the consolidated statements of operations and comprehensive loss. When the Triggering Events have been achieved and the Earn-Out Shares are issued, the Company will reclassify the corresponding amount from a liability to additional paid-in-capital and common stock at par value of $0.0001 per share.

The estimated fair value of the contingent earn-out shares was determined using a Monte Carlo simulation that simulated the future path of the Company's stock price over the earn-out period. The significant assumptions utilized in the calculation are based on the achievement of certain stock price milestones including projected stock price, volatility, drift rate, percentage of change in control and expected term.

The contingent earn-out liability is categorized as a Level 3 fair value measurement (see Note 4) because the Company estimates projections during the earn-out period utilizing unobservable inputs, including various potential pay-out scenarios. Contingent earn-out payments involve certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts.

The Earn-Out Shares issued to employees, officers, directors, and non-employees are based on achievement of certain target share price contingencies and for the employees and officers, subject to continued employment, (the "Earn-Out Service Providers") represents share-based compensation and is included in additional paid-in capital on the Company's balance sheet. Corresponding stock-based compensation expense is recorded in the consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or by the nature of the services provided by consultants are classified. As a condition to being issued Earn-Out Shares, the Earn-Out Service Providers must still be providing services to the Company on the date of the issuance of the shares. If the relationship with the service provider is terminated prior to the issuance of the Earn-Out Shares, the shares will be redistributed to the remaining participants in the Earn-Out Shares.

Contingently Issuable Common Stock

Prior to the Merger, NewHold Industrial Technology Holdings, LLC, the sponsor of the NHIC special purpose acquisition company owned 4,312,500 shares of NHIC Class B common stock (the "Founder Shares). Upon the closing of the Merger, NHIC Class A and Class B common stock became the Company's common stock. The Founder Shares outstanding were subject to certain share-performance-based vesting provisions as follows:

- Vesting Provision I – 1,897,500 shares of the Company's common stock shall vest and no longer be subject to forfeiture as of the Merger;

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- Vesting Provision II – if within five years following the closing of the Merger, the last reported sale price of the Company's common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period, then 948,750 shares of the Company's common stock shall vest and no longer be subject to forfeiture and

- Vesting Provision III – if within five years following the closing of the Merger, the last reported sale price of the Company's common stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, then 948,750 shares of the Company's common stock) shall vest and no longer be subject to forfeiture.

The remaining 517,500 Founder Shares were contributed to Give Evolv LLC.

If Vesting Provision II and/or Vesting Provision III are not satisfied, the corresponding number of shares specified shall be forfeited and no longer issued and outstanding. If there is a Change of Control event prior to Vesting Provision II and/or Vesting Provision III are satisfied, the Founder shares are no longer subject to forfeiture and shall vest immediately upon the occurrence of a Change of Control event.

In accordance with *ASC 815 – Derivatives and Hedging*, the contingently issuable common stock is accounted for as a liability and subsequently remeasured at each reporting date with changes in fair value recorded as change in fair value of contingently issuable common stock liability in other income (expense), net in the consolidated statements of operations and comprehensive loss. When the Vesting Provisions have been achieved and the contingently issuable common shares are issued, the Company will reclassify the corresponding amount from a liability to additional paid-in-capital and common stock at par value of $0.0001 per share.

The estimated fair value of the contingently issuable common shares was determined using a Monte Carlo simulation that simulated the future path of the Company's stock price over the earn-out period. The assumptions utilized in the calculation are based on the achievement of certain stock price milestones including expected stock price volatility, risk-free rate of return, likelihood of change in control, and remaining term.

The contingently issuable common shares are categorized as a Level 3 fair value measurement (see Note 4) because the Company estimates projections during the earn-out period utilizing unobservable inputs, including various potential pay-out scenarios. Contingently issuable shares involve certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts.

Public Warrant Liability

In connection with the closing of the Merger, the Company assumed warrants for the purchase of 14,325,000 shares of common stock at an exercise price of $11.50 (the "Public Warrants"). The Public Warrants are classified as a liability pursuant to ASC 815 – *Derivatives and Hedging* as the equity derivative scope exception was not met and are measured at fair value, with the changes in fair value reported in earnings as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss with the offset to additional paid in capital.

Leases as a Lessee

The Company accounts for leases in accordance with ASC 842, *Leases*. At contract inception, the Company determines if an arrangement is or contains a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company (when the Company is the lessee). Where the Company is the lessee, for each lease with a term greater than twelve months, the Company records a right-of-use asset and lease liability.

A right-of-use asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the use of the asset over the lease term. Lease liabilities are measured at lease commencement and calculated as the present value of the future

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

lease payments in the contract using the rate implicit in the contract, when available. If an implicit rate is not readily determinable, the Company uses an incremental borrowing rate measured as the rate at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. Right-of-use assets are measured as the amount of the initial lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The lease term is measured as the noncancelable period in the contract, adjusted for any options to extend or terminate when it is reasonably certain the Company will extend the lease term via such options based on an assessment of economic factors present as of the lease commencement date. The Company elected the practical expedient to not recognize leases with a lease term of twelve months or less.

Components of a lease are split into three categories: lease components, non-lease components, and non-components. The fixed and in-substance fixed contract consideration (including any consideration related to non-components) are allocated, based on the respective relative fair values, to the lease components and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components together as a single lease component for all underlying assets and allocate all of the contract consideration to the lease component only.

The Company's operating leases are presented in the consolidated balance sheet as operating lease right-of-use assets, classified as noncurrent assets, and operating lease liabilities, classified as current and noncurrent liabilities. Operating lease expense is recognized on a straight-line basis over the lease term. Variable costs associated with a lease, such as maintenance and utilities, are not included in the measurement of the lease liabilities and right-of-use assets but rather are expensed when the events determining the amount of variable consideration to be paid have occurred.

Inventory

Inventory is stated at the lower of cost or net realizable value with cost being determined using the weighted average method. The Company regularly reviews inventory quantities on-hand for excess and obsolete inventory and, when circumstances indicate, records charges to write down inventories to their estimated net realizable value, after evaluating historical sales, future demand, market conditions and expected product life cycles. Such charges are classified as product cost of revenues in the consolidated statement of operations and comprehensive loss. Any write-down of inventory to net realizable value creates a new cost basis. The Company recorded $2.6 million, $1.3 million (as restated) and $1.6 million in inventory write-offs and change in inventory reserves during the years ended December 31, 2024, 2023 and 2022, respectively. Inventory write-offs primarily related to Edge units and prior generation Express units and related components, as the Company is no longer selling these products, as well as other inventory that was determined to be obsolete or unsellable.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized using the straight-line method over the estimated useful life of each asset, as follows:

	Estimated Useful Life
Computers and telecommunications equipment	3 years
Lab equipment	5 years
Software	4 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life of 7 years or remaining lease term
Leased equipment	4-7 years
Internal-use software	4 years
Sales demo equipment	7 years
Vehicles	5 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Leasehold improvements are depreciated using the straight-line method over the lesser of the lease term or its estimated economic useful life. Lease terms are used based upon the initial lease agreement and do not consider potential renewals or extensions until such time that the renewals or extensions are contracted. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statements of operations and comprehensive loss in the period of disposal. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service.

The Company's leases for leased equipment generally are 48 months. The Company's subscription contracts are generally classified as operating leases because title does not transfer and they do not meet any of the other criteria per Accounting Standards Codification 842 – *Leases* ("ASC 842").

The Company evaluates property and equipment for obsolescence and impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations and comprehensive loss when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss is based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company recorded impairment losses of $0.2 million, $0.3 million, and $1.2 million during the years ended December 31, 2024, 2023, and 2022, respectively. These impairment losses related primarily to Edge and Express prototype units that were taken out of service and retired.

The Company capitalizes certain software development costs, including consulting costs and compensation expenses for employees who devote time to the development projects, beginning upon completion of the preliminary project stage (in relation to internal-use software) or upon establishment of technological feasibility (in relation to software embedded in products to be sold or leased), and through the date the software is ready for its intended use. The Company

140

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

records software development costs in property and equipment, net. Costs incurred in the preliminary stages of development activities and post implementation are expensed in the period incurred and are recorded in research and development expense in the consolidated statements of operations and comprehensive loss. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality.

Once the project is available for general release, capitalization ceases, and the asset can begin amortization. Capitalized software costs are amortized on a straight-line basis over their estimated useful life, which is generally four years, and are recorded in cost of subscription revenue and cost of service revenue in the consolidated statements of operations and comprehensive loss.

Debt Issuance Costs

The Company capitalizes certain legal, accounting, and other third-party fees that are directly associated with the issuance of debt as debt issuance costs. Debt issuance costs are recorded as a direct reduction of the carrying amount of the associated debt on the consolidated balance sheet and amortized as interest expense on the consolidated statement of operations and comprehensive loss using the effective interest method.

Segment Information

The Company determined that it has one operating segment after considering the Company's organizational structure and the information regularly reviewed and evaluated by the Company's chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has determined that its CODM is its President and Chief Executive Officer. The CODM reviews the financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources. On the basis of these factors, the Company determined that it operates and manages its business as one operating segment, that develops, manufactures, markets and sells security screening products and specific services, and accordingly has one reportable segment for financial reporting purposes. Refer to Note 22, Segment Information, for more detail.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification 606 – *Revenue from Contracts with Customers ("*ASC 606"). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In order to achieve this core principle, the Company applies the following five steps when recording revenue: (1) identify the contract, or contracts, with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when, or as, performance obligations are satisfied.

The Company derives revenue from (1) subscription arrangements generally accounted for as operating leases, including SaaS and maintenance, (2) the sale of products, (3) SaaS and maintenance related to products sold to customers either by the Company or by Columbia Tech pursuant to the Distribution and License Agreement (as defined below), (4) license fees related to the Distribution and License Agreement (as defined below), and (5) professional services, including installation, training, and event support. Maintenance consists of preventative maintenance, technical support, bug fixes, and when-and-if available threat updates. Our arrangements are generally noncancelable and nonrefundable after control passes to the customer. Revenue is recognized net of sales tax.

Distribution and License Agreement

In March 2023, the Company entered into a distributor licensing agreement (the "Distribution and License Agreement") with Columbia Electrical Contractors, Inc. ("Columbia Tech"). Columbia Tech, a wholly-owned subsidiary of Coghlin Companies, serves as the Company's primary contract manufacturer. Under this arrangement, the Company has granted a license of its intellectual property to Columbia Tech, which contracts directly with certain of the Company's resellers to fulfill sales demand where the end-user customer prefers to purchase the hardware equipment as opposed to lease the equipment. Columbia Tech pays the Company a hardware license fee for each system it manufactures and sells

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

under the agreement. In these instances, the Company still contracts directly with the reseller to provide a multi-year SaaS and maintenance subscription to the end-users.

The Company has assessed whether it operates as the principal or as an agent in relation to the sale of product made by Columbia Tech to the Company's resellers pursuant to the Distribution and License Agreement. The Company considered various factors, including but not limited to, inventory risk, discretion in establishing pricing, and which entity is primarily responsible for fulfillment. Based on an evaluation of the facts and circumstances, the Company concluded that Columbia Tech is the principal in the arrangement. The Company therefore does not recognize revenue in relation to sales of product pursuant to the Distribution and License Agreement, but does recognize revenue in relation to license fees received from Columbia Tech and the SaaS and maintenance subscription contracts, each as further described below.

Product Revenue

The Company derives revenue from the sale of its Evolv Express equipment and related add-on accessories to customers. Revenue is recognized when control of the product has transferred to the customer. Transfer of control occurs when the Company has transferred title and risk of loss and has a present right to payment for the equipment, which follows the terms of each customer contract. Products are predominantly sold with distinct services, which are described in the services section below.

Consignment Sales

As discussed in Note 2, Restatement of Previously Issued Financial Statements, the Company entered into certain in-substance consignment arrangements with reseller partners for which product revenue has been recognized at the point in time when control transferred to the customer and the customer has an unconditional obligation to pay for the goods transferred, which was deemed to occur upon installation at the end-user site.

Subscription Revenue - Leases as Lessor

In addition to selling our products directly to customers, we also derive revenue from leasing our equipment, which we classify as subscription revenue. Lease terms are typically four years, generally do not include unilateral options by either the Company or our customer to extend, terminate or to purchase the underlying asset, and customers generally pay either a quarterly or annual fixed payment for the lease, SaaS, and maintenance elements over the contractual lease term. There are no variable lease payments as a part of these arrangements.

The accounting provisions we use to classify transactions as sales-type are: (i) whether the lease transfers ownership of the equipment by the end of the lease term, (ii) whether the lease grants the customer an option to purchase the equipment and the customer is reasonably certain to do so, (iii) whether the lease term is for the major part of the economic life of the underlying equipment, (iv) whether the present value of the lease payments, and any residual value guaranteed by the customer that is not already reflected in the lease payments, is equal to or greater than substantially all of the fair market value of the equipment at the commencement of the lease, and (v) whether the equipment is specific to the customer and of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term. Leasing arrangements meeting any of these conditions are accounted for as sales-type leases and revenue attributable to the lease component is recognized in a manner consistent with product revenue and the related equipment is derecognized with the associated expense presented as a cost of revenue. Leasing arrangements that do not meet the criteria for classification as a sales-type lease will be accounted for as a direct-financing lease if the following two conditions are met: (i) the present value of the lease payments, and any residual value guaranteed by the customer that is not already reflected in the lease payments and any other third party unrelated to the Company, is equal to or greater than substantially all of the fair market value of the equipment at the commencement of the lease, and (ii) it is probable that the Company will collect the lease payments and amounts necessary to satisfy a residual value guarantee. Leasing arrangements that do not meet any of the sales-type lease or direct-financing lease classification criteria are accounted for as operating leases and revenue is recognized straight-line over the term of the lease. Historically, nearly all of the Company's equipment leases have been classified as operating leases.

The Company considers the economic life of most of our products to be seven years. The Company believes seven years is representative of the period during which the equipment is expected to be economically usable by one or more users, with normal service, for the purpose for which it is intended. The unguaranteed residual value is estimated to be the

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

value at the end of the lease term based on the anticipated fair market value of the units. The Company mitigates residual value risk of our leased equipment by performing regular management and maintenance, as necessary.

Generally, lease arrangements include both lease and non-lease components. The lease component relates to the customer's right-to-use the equipment over the lease term. The non-lease components relate to (1) distinct services, such as SaaS and maintenance, (2) any add-on accessories, and (3) professional services, including installation, training, and event. Professional services are included in license fees and other revenue, as described below, and add-on accessories are included in product revenue. Because the equipment, SaaS, and maintenance components of a subscription arrangement are recognized as revenue over the same time period and in the same pattern, the Company elected the practical expedient to aggregate non-lease components with the associated lease component and account for the combined component as an operating lease for all underlying asset classes. In the evaluation of whether the lease component (equipment) or the non-lease components associated with the lease component (SaaS and maintenance) is the predominant component, the Company determined that the lease component is predominant as we believe the customer would ascribe more value to the use of the security equipment than that of the SaaS and maintenance services. Therefore, the Company accounts for the combined lease component under ASC 842. The equipment lease and SaaS/maintenance performance obligations are classified as a single category of subscription revenue in the consolidated statements of operations and comprehensive loss. The professional services represent distinct services provided to customers. These activities are considered separate performance obligations to the customer and therefore are considered non-lease components. As professional services are generally performed prior to lease commencement, the timing and pattern of transfer for these services differ from that of the lease component and are not eligible to be combined.

We exclude from variable payments all lessor costs that are explicitly required to be paid directly by a lessee on behalf of the lessor to a third party.

Service Revenue

Service revenue consists of subscription-based SaaS and maintenance revenue related to products sold to a customer by either the Company or by Columbia Tech pursuant to the Distribution and License Agreement. Customers generally pay either a quarterly or annual fixed payment for SaaS and maintenance. SaaS and maintenance revenue is recognized ratably over the period of the arrangement, which is typically 4 years.

License Fee and Other Revenue

License fee and other revenue includes license fee revenue from the Distribution and License Agreement, revenue from professional services, and other one-time revenue. License fee revenue is recognized upon the shipment of product from our third-party manufacturer to the reseller. Revenue for professional services is recognized upon transfer of control of these services, which are normally rendered over a short duration.

Professional services are generally billed to the lessee as part of the lease contract billing, according to various contractual terms. Professional services costs incurred by the Company are accounted for as a fulfillment cost and are included in the cost of license fees and other revenue in the consolidated statements of operations and comprehensive loss.

Revenue from Reseller Partners

A portion of the Company's revenue is also generated by sales to its reseller partners. When the Company transacts with a reseller partner, its contractual arrangement is with the reseller partner and not with the end-use customer. In these transactions, the reseller partner is considered the customer; the Company has discretion over the pricing to the reseller partner and maintains overall control of the inventory and sales process to the reseller partner. Right of return does not generally exist.

Transaction Price

The transaction price is the amount of consideration that the Company expects to be entitled for providing goods and services under a contract, which includes fixed amounts, and on rare occasions, variable consideration. The Company may also provide discounts to customers which reduce the transaction price. On infrequent occasions, the Company may offer customers the option to purchase additional goods and services at a fixed price. In these circumstances, the Company

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assesses whether these offers constitute a material right, and if so, the Company would account for the material right as a separate performance obligation. The Company does not normally provide for rights of returns to customers on product sales and, therefore, does not record a provision for returns. Amounts paid or payable to customers, including those related to sponsorship arrangements, are recognized as a reduction of the transaction price, and therefore, of revenue unless the payment is in exchange for a distinct good or service.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct product or service to a customer that is both capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that are readily available, and is distinct in the context of the contract, whereby the transfer of the product or service is separately identifiable from other promises in the contract.

Equipment is sold or leased with embedded software, which is considered a single performance obligation. Maintenance, which includes preventative maintenance, future updates, security threat updates, and minor bug fixes on a when-and-if available basis, is considered a single performance obligation. SaaS, which includes data-driven security information and analytics insights, is also considered a performance obligation. Professional services, including installation, training, and event support, are considered separate performance obligations and are included within license fee and other revenue. Any add-on accessories are also considered separate performance obligations and are included in product revenue.

Payment terms

Payment terms for customer orders are typically 30 days after the shipment or installation of the product. Generally, the Company's contracts do not contain a significant financing component.

Multiple Performance Obligations within an Arrangement

The Company's contracts may include multiple performance obligations when customers purchase a combination of products and services. When the Company's customer arrangements have multiple performance obligations that contain an equipment lease for the customer's use as well as distinct services that are delivered simultaneously, the Company allocates the arrangement consideration between the lease deliverables and non-lease deliverables based on the relative estimated SSP of each distinct performance obligation. For multiple performance obligation arrangements that do not contain a lease, the Company allocates the contract's transaction price to each performance obligation on a relative SSP basis. The Company determines SSP based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, the Company estimates the SSP taking into account available information such as market conditions, internally approved pricing guidelines, and observable pricing data such as standard cost metrics related to the performance obligation.

Commissions

The Company incurs and pays commissions on sales of its products and services. The Company applies the practical expedient for contracts less than one year in duration to expense the commission costs in the period in which they were incurred. Commissions on product sales and services are expensed in the period in which the related revenue is recognized. Commissions on subscription arrangements and maintenance are expensed ratably over the life of the contract.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, officers, directors and non-employees based on their fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The vesting period for stock options is generally four years and the vesting period for restricted stock units is generally three years. The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or by the nature of the services provided by consultants are classified. The Company issues stock-based awards with service-based vesting conditions and records the expense for these awards using the straight-line method. Forfeitures are accounted for as they occur.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 2021, the Company granted warrants (the "Finback Common Stock Warrants") exercisable for 2,552,913 shares of common stock at an exercise price of $0.42 per share to Finback Evolv OBH, LLC ("Finback"), a consulting group affiliated with one of the Company's shareholders. The Finback Common Stock Warrants vest upon meeting certain sales criteria as defined in a business development agreement (the "Finback BDA") which has a term of three years. The Finback Common Stock Warrants expire in January 2031. The Finback Common Stock Warrants are accounted for under ASC 718 *Compensation - Stock Compensation* as the warrants vest upon certain performance conditions being met.

Prior to the closing of the Merger, there was not a public market for the shares of the Company's common stock. The Company's determination of the fair value of stock options on the date of grant utilized the Black-Scholes option-pricing model and was impacted by its common stock price, as determined by the Board of Directors with input from the Company's management, as well as changes in assumptions regarding a number of subjective variables. These variables included, but were not limited to, the expected term that options remained outstanding, the expected common stock price volatility over the term of the option awards, risk-free interest rates, and expected dividends. The Company valued its common stock taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors since the date of the most recent contemporaneous valuation through the date of grant. After the closing of the Merger, the Company determines the fair value of each share of common stock underlying stock-based awards based on the closing price of the Company's common stock as reported by Nasdaq on the date of grant.

Pursuant to the Merger Agreement, the Company will issue 15,000,000 earn-out shares of the Company's common stock to Legacy Evolv shareholders and Legacy Evolv Service Providers including employees, officers, directors, and non-employees based on the achievement of certain target share price contingencies and subject to continued employment. The company classifies the share-based compensation arrangement with Legacy Evolv Service Providers as equity on its balance sheet and corresponding stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or by the nature of the services provided by consultants are classified. As of December 31, 2024, of the total 15,000,000 earn-out shares of the Company's common stock, 1,348,918 earn-out shares can be earned by the Legacy Evolv Service Providers and are subject to the stock-based compensation guidance. As a condition for Earn-Out Shares being issued to Earn-Out Service Providers, the service provider must be providing services to the Company on the date of the issuance of the shares. If the relationship with the service provider is terminated prior to the issuance of the Earn-Out Shares, the shares will be redistributed to the remaining participants in the Earn-Out Shares.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes.

The Company assesses the likelihood that its deferred tax assets will be recovered from future sources of income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. The potential for recovery of deferred tax assets is evaluated by analyzing past operating results, estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company evaluates at the end of each reporting period whether some or all the undistributed earnings of its foreign subsidiaries are permanently reinvested. The Company would recognize deferred income tax liabilities to the extent that management asserts that undistributed earnings of its foreign subsidiaries are not permanently reinvested and will not be permanently reinvested in the future. The Company will continue to evaluate its position in the future based on its future strategy and cash needs.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders for the impact to the extent a denominator adjustment is required. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including the dilutive effect of potential dilutive common shares as determined under the treasury stock method. For purposes of this calculation, outstanding stock options, convertible preferred stock, convertible notes, warrants to purchase common stock, and warrants to purchase preferred stock are considered potential dilutive common shares.

In periods in which the Company reported a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2024, 2023, and 2022.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *"Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures."* The updated accounting guidance requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually for entities with more than one reportable segment. Public entities with a single reporting segment are required to provide both the new disclosures and all of the existing disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Retrospective application is required and early adoption is permitted. The Company adopted this guidance effective December 31, 2024. Since this new ASU addresses only disclosures, the adoption of this ASU did not have any material effects on its financial condition, results of operations, or cash flows.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures."* ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company determined that although ASU 2023-09 is applicable, it addresses disclosures only, and as such will not have any material effects on its financial condition, results of operations, or cash flows.

In November 2024, the FASB issued ASU 2024-03, *"Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses"*, which includes amendments to require the disclosure of certain specific costs and expenses that are included in a relevant expense caption on the face of the income statement. Specific costs and expenses that would be required to be disclosed include: purchases of inventory, employee compensation, depreciation, and intangible asset amortization. Additionally, a qualitative description of other items is required, equal to the difference between the relevant expense caption and the separately disclosed specific costs. Early adoption is permitted. A public entity should apply the amendments in ASU 2024-03 prospectively to all annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of this standard on the disclosures within the consolidated financial statements.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Marketable Securities

Marketable securities as of December 31, 2024 consisted of the following:

| | December 31, 2024 | | |
	Amortized Cost	Unrealized Gain/(Loss)	Fair Value
U.S. Treasury bills	$ 14,927	$ —	$ 14,927
Total marketable securities	$ 14,927	$ —	$ 14,927

| | December 31, 2023 | | |
	Amortized Cost	Unrealized Gain/(Loss)	Fair Value
U.S. Treasury bills	$ 51,289	$ —	$ 51,289
Total marketable securities	$ 51,289	$ —	$ 51,289

Marketable securities at December 31, 2024 and December 31, 2023 are comprised solely of zero coupon U.S. treasury bills with maturities of greater than three months but less than one year that are classified as available-for-sale debt securities. Unrealized gains or losses were not material for each of the year ended December 31, 2024 and 2023. The accretion of discounts on marketable securities is included in interest income on the consolidated statements of operations and comprehensive income.

5. Fair Value Measurements

The following tables present information about the Company's financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values (in thousands):

| | Fair Value Measurements at December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 28,946	$ —	$ —	$ 28,946
Treasury bills	—	27,417	—	27,417
	$ 28,946	$ 27,417	$ —	$ 56,363
Liabilities:				
Contingent earn-out liability	$ —	$ —	$ 12,809	$ 12,809
Contingently issuable common stock liability	—	—	4,001	4,001
Public Warrant liability	4,297	—	—	4,297
	$ 4,297	$ —	$ 16,810	$ 21,107

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Fair Value Measurements at December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 57,829	$ —	$ —	$ 57,829
Treasury bills	$ —	$ 51,289	$ —	$ 51,289
	$ 57,829	$ 51,289	$ —	$ 109,118
Liabilities:				
Contingent earn-out liability	—	—	29,119	29,119
Contingently issuable common stock liability	—	—	6,530	6,530
Public Warrant liability	10,889	—	—	10,889
	$ 10,889	$ —	$ 35,649	$ 46,538

Money market funds are included in cash and cash equivalents on the consolidated balance sheets. As of December 31, 2024, U.S. treasury bills with maturities less than 3 months, which totaled $12.5 million, are included in cash and cash equivalents, while treasury bills with maturities greater than 3 months, which totaled $14.9 million, are reflected as marketable securities. As December 31, 2023, all outstanding treasury bills, which totaled $51.3 million, had original maturities greater than three months and are reflected as marketable securities. The fair value of the treasury bills, which are classified as Level 2 securities, is calculated by a third-party pricing service and is based on estimates obtained from various sources.

The Company may also value its non-financial assets and liabilities, including items such as inventories and property and equipment, at fair value on a non-recurring basis if it is determined that impairment has occurred. Such fair value measurements use significant unobservable inputs and are classified as Level 3.

The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, and other accrued expenses approximate fair value because of their short maturity.

During each of the years ended December 31, 2024 and 2023, there were no transfers between Level 1, Level 2, and Level 3.

Valuation of Contingent Earn-out

Pursuant to the Merger Agreement, the Legacy Evolv stockholders, immediately prior to the Merger, were entitled to receive additional shares of the Company's common stock upon the Company achieving certain milestones as described in Note 3. The Company's contingent earn-out shares were recorded at fair value as contingent earn-out liability upon the closing of the Merger and are remeasured each reporting period. As of December 31, 2024, no milestones have been achieved.

The fair value of the contingent earn-out is calculated using a Monte Carlo analysis in order to simulate the future path of the Company's stock price over the earn-out period. The carrying amount of the liability may fluctuate significantly and actual amounts paid may be materially different from the liability's estimated value. The significant assumptions used in the Monte Carlo model as of December 31, 2024 were as follows: 93% expected stock price volatility, a risk-free rate of return of 4.2%, a 25% likelihood of change in control, and a remaining term of 1.2 years.

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EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a rollforward of the contingent earn-out liability (in thousands):

Balance at December 31, 2021	$	21,206
Change in fair value		(6,988)
Balance at December 31, 2022	$	14,218
Change in fair value		14,901
Balance at December 31, 2023	$	29,119
Change in fair value		(16,310)
Balance at December 31, 2024	$	12,809

The decrease in fair value of the contingent earn-out liability is primarily due to lowered probability to achieve the stock price milestones based on the Company's current stock price and a shorter remaining term.

Valuation of Contingently Issuable Common Stock

Prior to the Merger, certain NHIC stockholders owned 4,312,500 Founder Shares. Of these shares, 1,897,500 shares vested at the closing of the Merger, 517,500 shares were transferred back to NHIC and then contributed to Give Evolv LLC, and the remaining 1,897,500 outstanding shares will vest upon the Company achieving certain milestones as described in Note 3. The Company's contingently issuable common shares were recorded at fair value on the closing of the Merger and are remeasured each reporting period. As of December 31, 2024, no milestones have been achieved.

The fair value of the contingently issued common shares is determined using a Monte Carlo analysis in order to simulate the future path of the Company's stock price over the vesting period. The carrying amount of the liability may fluctuate significantly and actual amounts paid may be materially different from the liability's estimated value. The significant assumptions used in the Monte Carlo model as of December 31, 2024 were as follows: 93% expected stock price volatility, a risk-free rate of return of 4.2%, a 25% likelihood of change in control, and a remaining term of 1.5 years.

The following table provides a rollforward of the contingently issuable common shares (in thousands):

Balance at December 31, 2021	$	5,264
Change in fair value		(1,872)
Balance at December 31, 2022	$	3,392
Change in fair value		3,138
Balance at December 31, 2023	$	6,530
Change in fair value		(2,529)
Balance at December 31, 2024	$	4,001

Valuation of Public Warrant Liability

In connection with the closing of the Merger, the Company assumed the Public Warrants to purchase shares of the Company's common stock. The Public Warrants are immediately exercisable and expire in July 2026. The Public Warrants are classified as a liability and are subsequently remeasured to fair value at each reporting date based on the closing price as reported by Nasdaq on the last date of the reporting period. As of December 31, 2024, 14,324,893 Public Warrants are outstanding.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a rollforward of the public warrant liability (in thousands):

Balance at December 31, 2021	$	11,030
Change in fair value		(4,906)
Balance at December 31, 2022	$	6,124
Change in fair value		4,765
Balance at December 31, 2023	$	10,889
Change in fair value		(6,592)
Balance at December 31, 2024	$	4,297

6. Revenue Recognition

Remaining Performance Obligations

The following table includes estimated revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) as of December 31, 2024.

	Less than 1 year		1 - 2 years		More than 2 years		Total	
Product revenue	$	4,748	$	—	$	—	$	4,748
Subscription revenue		72,928		61,137		57,509		191,574
Service revenue		27,527		23,356		19,021		69,904
License fee and other revenue		451		10		17		478
Total revenue	$	105,654	$	84,503	$	76,547	$	266,704

The amount of minimum future leases is based on expected income recognition. As of December 31, 2024, future minimum payments on noncancelable leases are as follows (in thousands):

Year Ending December 31:		
2025	$	72,928
2026		61,137
2027		41,316
2028		15,399
Thereafter		794
	$	191,574

Contract Balances from Contracts with Customers

Contract assets arise from unbilled amounts in customer arrangements when revenue recognized exceeds the amount billed to the customer and the Company's right to payment is conditional and not only subject to the passage of time. As of December 31, 2024 and December 31, 2023, the Company had $0.8 million and $1.4 million (as restated) in current portion of contract assets and $0.7 million and $1.0 million (as restated) in contract assets, noncurrent on the consolidated balance sheets, respectively.

Contract liabilities represent the Company's obligation to transfer goods or services to a customer for which it has received consideration (or the amount is due) from the customer. The Company has a contract liability related to service revenue, which consists of amounts that have been invoiced but that have not been recognized as revenue. Amounts expected to be recognized as revenue within 12 months of the balance sheet date are classified as current deferred revenue and amounts expected to be recognized as revenue beyond 12 months of the balance sheet date are classified as deferred

150

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

revenue, noncurrent. The Company recognized revenue of $46.4 million during the year ended December 31, 2024 that was included in the December 31, 2023 deferred revenue balance. The Company recognized revenue of $17.9 million (as restated) during the year ended December 31, 2023 that was included in the December 31, 2022 deferred revenue balance. The Company recognized revenue of $6.6 million (as restated) during the year ended December 31, 2022 that was included in the December 31, 2021 deferred revenue balance.

The following table provides a rollforward of deferred revenue (in thousands):

Balance at December 31, 2021	$	9,074
Revenue recognized in relation to the beginning of the year contract liability balance (restated)		(6,592)
Revenue deferred (restated)		29,987
Balance at December 31, 2022 (restated)	$	32,469
Revenue recognized in relation to the beginning of the year contract liability balance (restated)		(17,886)
Revenue deferred (restated)		57,374
Balance at December 31, 2023 (restated)	$	71,957
Revenue recognized in relation to the beginning of the year contract liability balance		(46,431)
Revenue deferred		59,246
Balance at December 31, 2024	$	84,772

The following table presents the Company's components of lease revenue (in thousands):

	Twelve Months Ended December 31,				
		2024	**2023**		**2022**
			(Restated)		**(Restated)**
Revenue from sales-type leases		—	—		1,123
Interest income on lease receivables		154	197		224
Lease income - operating leases		65,046	36,201		17,041
Total lease revenue	$	65,200	$ 36,398	$	18,388

The interest income on lease receivables is classified under interest income in the consolidated statements of operations and comprehensive loss. Lease income from operating leases is related to the leased equipment under subscription arrangements and is classified as subscription revenue in the consolidated statements of operations and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

comprehensive loss. Revenue related to leases entered into with related parties were $1.1 million, $1.1 million (as restated), and $0.9 million (as restated) during the years ended December 31, 2024, 2023, and 2022, respectively.

Disaggregated Revenue

The following table presents the Company's revenue by revenue stream (in thousands). Certain prior period amounts have been reclassified to conform to current period presentation:

		Twelve Months Ended December 31,			
		2024		**2023**	**2022**
				(Restated)	**(Restated)**
Product revenue	$	6,464	$	22,768 $	29,787
Subscription revenue		65,046		36,201	17,041
Service revenue		23,467		15,606	4,595
License fees		7,181		2,963	—
Professional services and other revenue		1,707		2,027	1,296
Total revenue	$	103,865	$	79,565 $	52,719

The following table presents the Company's revenue by geographical region based on customer location (in thousands):

		Twelve Months Ended December 31,			
		2024		**2023**	**2022**
				(Restated)	**(Restated)**
United States	$	99,995	$	77,703 $	51,316
Foreign		3,870		1,862	1,403
Total revenue	$	103,865	$	79,565 $	52,719

Commissions

The Company incurs and pays commissions on sales of its products and services. The Company applies the practical expedient for contracts less than one year in duration to expense the commission costs in the period in which they were incurred. Commissions on product sales and services are expensed in the period in which the related revenue is recognized. Commissions on subscription arrangements and maintenance are expensed ratably over the life of the contract. The Company had total deferred assets related to commissions of $13.0 million and $11.6 million (as restated) as of December 31, 2024 and December 31, 2023, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company recognized commission expense of $5.7 million, $5.4 million (as restated) and $4.2 million (as restated), respectively.

7. Leases

Company Headquarters (Waltham, MA)

In April 2021, the Company entered into a sublease agreement for office and storage space for its corporate headquarters located at 500 Totten Pond Road in Waltham, MA. The Company entered into an amendment to the sublease agreement during the three months ended September 30, 2023 in order to lease additional space within the building. During the three months ended March 31, 2024, the Company amended the lease agreement to extend the term through October 31, 2025, with the option to further extend through June 30, 2031 with written notice. Additionally, during the three

152

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

months ended September 30, 2024, the Company amended the lease agreement again to expand our footprint in our headquarters and extend our lease until May 31, 2031. As a result of this amendment, no further option exists to extend the lease.

As of December 31, 2023, the Company was required to maintain a minimum cash balance of $0.3 million as a security deposit on the space which was classified as restricted cash, current on the consolidated balance sheets. The security deposit requirement expired on October 31, 2024, and consequently, the balance was no longer restricted as of December 31, 2024. The Company pays for its proportionate share of building operating expenses and taxes that are treated as variable costs and excluded from the measurement of the lease.

Storage Facilities

The Company additionally leases three storage spaces on a month-to-month basis that are classified as short-term leases.

Operating lease cost recognized during the years ended December 31, 2024 and December 31, 2023 was $2.1 million and $1.2 million, respectively. Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2024 and December 31, 2023 was $1.8 million and $1.4 million, respectively.

The weighted-average remaining lease term and discount rate were as follows:

	December 31,	
	2024	**2023**
Weighted average remaining lease term	6.4 years	0.8 years
Weighted average discount rate	9.23 %	7.75 %

Future annual lease payments under non-cancelable operating leases as of December 31, 2024 were as follows (in thousands):

Year Ended December 31:		
2025	$	2,181
2026		2,963
2027		3,105
2028		3,199
2029		3,292
2030		3,386
2031		1,444
Total future lease payments		19,570
Less: imputed interest		(5,041)
Present value of operating lease liability	$	14,529

8. Accounts Receivable

Allowance for Expected Credit Losses

Changes in the allowance for expected credit losses were as follows (in thousands):

153

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Allowance for Expected Credit Losses
December 31, 2021	$ (50)
Provisions	(150)
Write-offs, net of recoveries	—
December 31, 2022	$ (200)
Provisions	(410)
Write-offs, net of recoveries	28
December 31, 2023	$ (582)
Provisions	(155)
Write-offs, net of recoveries	3
December 31, 2024	$ (734)

9. Inventory

Inventory consisted of the following (in thousands):

	December 31,	
	2024	**2023**
		(Restated)
Raw materials	$ 4,362	$ 1,869
Finished goods		
Finished goods inventory	12,153	7,638
Uninstalled inventory	448	837
Total	$ 16,963	$ 10,344

As discussed in Note 2, Restatement of Previously Issued Consolidated Financial Statements, the Company offers products for purchase or multi-year subscription leases. For equipment for which the revenue recognition start date was moved to a later date due to the timing of the transfer of control, the equipment cost was added back to finished goods inventory (for equipment sales) until the point in time that the Company transferred control of the equipment to the customer, corresponding to the revenue recognition start date. Amounts added back to finished goods inventory are included in Uninstalled inventory in the table above.

10. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,	
	2024	**2023**
		(Restated)
Prepaid deposits	$ 12,582	$ 12,177
Prepaid subscriptions	2,087	1,868
Current portion of net investment in sales-type leases	376	367
Prepaid insurance	1,167	1,208
Other	1,709	1,337
Total	$ 17,921	$ 16,957

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

		December 31,		
		2024		**2023**
				(Restated)
Computers and telecom equipment	$	2,064	$	1,331
Lab equipment		5,564		1,171
Furniture and fixtures		111		111
Leasehold improvements		607		566
Leased equipment		112,078		80,188
Capitalized software		14,555		8,629
Sales demo equipment		3,649		2,758
Vehicles		604		—
Equipment held for lease[1]		17,347		32,910
Construction in progress		477		2,493
		157,056		130,157
Less: Accumulated depreciation and amortization		(33,395)		(16,996)
	$	123,661	$	113,161

[1] Represents equipment that has not yet been deployed to a customer and, accordingly, is not being depreciated.

As of December 31, 2024 and 2023, the net book value of capitalized software was $11.1 million and $7.0 million, respectively. These amounts include $1.7 million and approximately $0.7 million of capitalized stock compensation costs, respectively. Depreciation expense and amortization expense related to property and equipment was $17.4 million, $9.7 million (as restated), and $5.4 million (as restated) for the years ended December 31, 2024, 2023, and 2022, respectively, which included amortization expense of capitalized software of $1.7 million, $1.0 million, and $0.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Leased equipment and the related accumulated depreciation were as follows:

		December 31,		
		2024		**2023**
				(Restated)
Leased equipment	$	112,078	$	80,188
Accumulated depreciation		(25,726)		(13,026)
Leased equipment, net	$	86,352	$	67,162

Depreciation expense related to leased units was $13.6 million, $7.7 million (as restated), and $4.2 million (as restated) during the years ended December 31, 2024, 2023, and 2022, respectively. Depreciable lives are generally 7 years, consistent with the Company's planned and historical usage of the equipment subject to operating leases.

Loss from impairment of property and equipment was $0.2 million, $0.3 million, and $1.2 million during the years ended December 31, 2024, 2023, and 2022, respectively. This primarily related to the removal of Evolv Edge units and Evolv Express prototypes from service, resulting in an impairment of the remaining economic value of such units. During the year ended December 31, 2024, the company recorded an impairment charge related to certain of its software development projects that had previously been capitalized. This resulted in an impairment charge of $1.0 million, and was recorded in cost of subscription revenue.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

		December 31,		
		2024		2023
				(Restated)
Accrued employee compensation and benefits expense	$	5,332	$	7,780
Accrued professional services and consulting		5,674		1,704
Accrued sales tax		1,109		1,643
Purchase order cancellation fees		—		1,188
Other		7,393		3,388
	$	19,508	$	15,703

Included in accrued employee compensation and benefits expense in the table above is $2.0 million of charges related to the departure of certain employees in the fourth quarter of 2024 as a result of the Investigation. These charges primarily included continuation of pay through the fourth quarter of 2025 for those individuals, substantially all of which remained unpaid as of December 31, 2024.

13. Long-term Debt

In December 2022, the Company entered into a loan and security agreement (the "2022 SVB Credit Agreement") with Silicon Valley Bank ("SVB") in order to finance purchases of hardware to be leased to customers. On March 10, 2023, SVB was closed by California state regulators and the FDIC was appointed as receiver. Subsequently, on March 31, 2023, the Company fully repaid all borrowings and accrued interest under the 2022 SVB Credit Agreement and terminated the 2022 SVB Credit Agreement. In accordance with the terms of the 2022 SVB Credit Agreement, the Company was required to pay a prepayment premium equal to 1.0% of the principal balance on the date of repayment. During the year ended December 31, 2023, the Company incurred a loss on debt extinguishment of $0.6 million, consisting of the prepayment penalty of $0.3 million and the write-off of $0.3 million of unamortized debt issuance costs. The Company had no long-term debt as of December 31, 2024 and December 31, 2023.

14. Warrants

As of December 31, 2024 and 2023, warrants to purchase the following classes of common stock outstanding consisted of the following:

				December 31, 2024		
Warrant Description	Issuance Date	Contractual Term (in years)	Underlying Equity Instrument	Balance Sheet Classification	Shares Issuable Upon Exercise of Warrant	Weighted Average Exercise Price
Finback Common Stock Warrants (see Note 16)	January 13, 2021	10	Common stock	Equity	117,423	$ 0.42
Public Warrants (see Note 3)	July 16, 2021	5	Common stock	Liability	14,324,893	$ 11.50
					14,442,316	

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| | | | | | December 31, 2023 | |
Warrant Description	Issuance Date	Contractual Term (in years)	Underlying Equity Instrument	Balance Sheet Classification	Shares Issuable Upon Exercise of Warrant	Weighted Average Exercise Price
Finback Common Stock Warrants (see Note 16)	January 13, 2021	10	Common stock	Equity	1,317,327 $	0.42
Public Warrants (see Note 3)	July 16, 2021	5	Common stock	Liability	14,324,893 $	11.50
					15,642,220	

15. Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, subject to the preferential dividend rights of Preferred Stock. As of December 31, 2024 and 2023, no cash dividends had been declared or paid.

As of December 31, 2024 and 2023, the Company had reserved 78,252,044 and 80,298,297 shares, respectively, of common stock for the exercise of outstanding stock options, vesting of outstanding restricted stock units, vesting of contingent earn-out shares, vesting of contingently issuable common stock, granting of awards under the Company's 2021 Equity Incentive Plan (see Note 16), and the exercise of outstanding warrants (see Note 14). In addition, as of December 31, 2024 and 2023, the Company had 7,828,349 and 6,315,248 shares, respectively, of common stock available to be issued under the 2021 Employee Stock Purchase Plan (see Note 16).

16. Stock-Based Compensation

2021 Equity Incentive Plan

The Company's 2021 Equity Incentive Plan (the "2021 Plan") provides for the Company to grant incentive stock options or nonqualified stock options, restricted stock awards, restricted stock units, performance stock units, and other stock-based awards to employees, officers, directors, and non-employees of the Company. A total of 21,177,295 shares of common stock were initially authorized under the 2021 Plan, subject to annual evergreen increases of up to 5% of total common shares outstanding as of the end of the prior year. As of December 31, 2024, 16,670,634 shares were available for future grant under the 2021 Plan. Shares, units, and options that are expired, forfeited, canceled, or otherwise terminated without having been fully exercised will be available for future grant under the 2021 Plan. In addition, shares of common stock that are tendered to the Company by a participant to exercise an award are added to the number of shares of common stock available for future grants.

The 2021 Plan is administered by the Board of Directors or, at the discretion of the Board of Directors, by a committee of the Board of Directors. The exercise prices, vesting, and other restrictions are determined at the discretion of the Board of Directors, or its committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of a share of common stock on the date of grant and the term of the stock option may not be greater than ten years. Stock options granted to employees, officers, members of the Board of Directors and non-employees vesting terms are determined on an individual basis on the date of grant. Prior to the closing of the Merger, the Company's Board of Directors valued the Company's common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant. After the closing of the Merger, the fair value of each share of common stock underlying stock-based awards is based on the closing price of our common stock as reported by Nasdaq on the date of grant.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted during the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
	2024	**2023**
Risk-free interest rate	4.1 %	4.2 %
Expected term (in years)	6.1	6.1
Expected volatility	90.0 %	87.5 %
Expected dividend yield	0.0 %	0.0 %

The following tables summarize the Company's stock option activity under the 2021 Equity Incentive Plan (in thousands, except for share and per share data):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2023	20,324,528 $	1.04		
Granted	2,725,625	3.63		
Exercised	(2,557,792)	0.71		
Forfeited	(2,296,608)	3.39		
Expired	(69,816)	0.74		
Outstanding as of December 31, 2024	18,125,937 $	1.18	3.8 $	50,186
Vested and expected to vest as of December 31, 2024	18,125,937 $	1.18	3.8 $	50,186
Options exercisable as of December 31, 2024	16,096,510 $	0.90	3.2 $	49,028

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those options that had exercise prices lower than the fair value of the Company's common stock.

The weighted average grant date fair value of stock options granted was $2.77 and $2.35 during the years ended December 31, 2024 and 2023, respectively. The aggregate intrinsic value of the stock options exercised was $7.3 million and $8.7 million during the years ended December 31, 2024 and 2023, respectively.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock Units

The following table summarizes the Company's restricted stock units activity under its existing restricted stock unit plan:

	Number of Shares		Grant Date Fair Value
Outstanding as of December 31, 2023	13,046,679	$	3.49
Granted	8,974,392		3.54
Vested	(5,354,197)		3.60
Forfeited	(4,551,217)		3.45
Outstanding as of December 31, 2024	12,115,657	$	3.50

During the years ended December 31, 2024 and 2023, the aggregate grant-date fair value of restricted stock units issued under the 2021 Plan was $31.8 million and $33.0 million, respectively. RSUs generally vest ratably over a three year period subject to the grantee's continued service through the applicable vesting date. During the year ended December 31, 2024 and 2023, the total fair value of shares vested was $19.3 million and $10.1 million, respectively.

Performance Stock Units

The following table summarizes the Company's performance stock units activity under its existing performance stock units plan:

	Number of Shares		Grant Date Fair Value
Outstanding as of December 31, 2023	380,000	$	2.64
Granted	—		—
Vested	(380,000)		2.64
Forfeited	—		—
Outstanding as of December 31, 2024	—	$	—

Based upon the terms of the award agreements and achievement of the performance goal, 50% of the applicable performance stock units vested on January 1, 2023 and 50% on January 1, 2024, subject to the grantee's continued service through the applicable vesting date.

2021 Employee Stock Purchase Plan

In July 2021, the Company's Board of Directors adopted the 2021 Employee Stock Purchase Plan ("2021 ESPP"), which was subsequently approved by the Company's stockholders and became effective on July 16, 2021. The 2021 ESPP authorizes the initial issuance of up to 3,435,748 shares of the Company's common stock to eligible employees of the Company or, as designated by the Company's Board of Directors, employees of a related company. The 2021 ESPP provides that the number of shares reserved and available for issuance under the 2021 ESPP will automatically increase each January 1, beginning on January 1, 2022 and ending on (and including) January 1, 2032, by an amount equal to the lesser of (i) 1% of the outstanding number of shares of common stock on the immediately preceding December 31 and (ii) such smaller number of shares as determined by the Company's Board of Directors. As of December 31, 2024, 7,828,349 shares of the Company's common stock were available for future issuance. The Company's Board of Directors may from time to time grant or provide for the grant to eligible employees of options to purchase common stock under the 2021 ESPP during a specific offering period. As of December 31, 2024, no offerings have been approved.

159

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Finback Common Stock Warrants

The Company utilized a Black-Scholes pricing model to determine the grant-date fair value of the Finback Common Stock Warrants. The assumptions used are presented in the following table:

Warrants - Black Scholes	
Risk-free interest rate	0.4 %
Expected term (in years)	3.0
Expected volatility	23.9 %
Expected dividend yield	— %

In January 2021, the Company granted equity classified warrants (the "Finback Common Stock Warrants") to purchase 2,552,913 shares of the Company's Class A common stock at an exercise price of $0.42 per share to Finback Evolv OBH, LLC ("Finback"), a consulting group affiliated with one of the Company's stockholders. The Finback Common Stock Warrants vest upon meeting certain sales criteria as defined in a business development agreement (the "Finback BDA"), which has a term of 3 years. The Finback BDA expired on January 1, 2023, subject to a 1-year "tail period" expiring on January 1, 2024. During the tail period, the Finback Common Stock Warrants continued to vest related to any sale consummated by the Company for which it was determined Finback provided services prior to January 1, 2023 in furtherance of the sale. The Finback Common Stock Warrants expire in January 2031. The Finback Common Stock Warrants are accounted for under ASC 718 Compensation – Stock Compensation as the warrants vest upon certain performance conditions being met.

As of December 31, 2024, 117,423 Finback Common Stock Warrants were exercisable at a total aggregate intrinsic value of $0.4 million, and there were no Finback Common Stock Warrants that were unvested, given the expiration of the 1-year tail period on January 1, 2024. The Company recognized compensation expense for the Finback Common Stock Warrants when the warrants vested based on meeting the specified sales criteria. During the year ended December 31, 2024, there was no stock-based compensation expense within sales and marketing expense related to the Finback Common Stock Warrants. During the year ended December 31, 2023, the Company recorded $3.1 million of stock-based compensation expense within sales and marketing expense related to the Finback Common Stock Warrants.

Stock-Based Compensation

Stock-based compensation expense was classified in the consolidated statements of operations and comprehensive loss as follows (in thousands):

		Year Ended December 31,				
		2024		**2023**		**2022**
				(Restated)		**(Restated)**
Cost of revenue	$	788	$	583	$	829
Research and development		4,520		4,302		3,775
Sales and marketing		10,946		9,381		10,044
General and administrative		8,502		9,863		7,872
Total stock-based compensation expense	$	24,756	$	24,129	$	22,520

160

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-based compensation expense by award type recognized in the consolidated statements of operations and comprehensive loss was as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
		(Restated)	
Stock options	$ 3,767	$ 2,925	$ 1,594
Earn-out shares	11	2,053	6,519
Warrants	—	3,147	4,523
RSUs and PSUs	20,978	16,004	9,884
Total stock-based compensation expense	$ 24,756	$ 24,129	$ 22,520

Total unrecognized compensation expense related to stock options and restricted stock units as of December 31, 2024, was $32.9 million, which is expected to be recognized over a weighted average period of 1.8 years. Total unrecognized compensation expense related to earn-out shares associated with the share-based compensation arrangement as of December 31, 2024, was $0.1 million, which is expected to be recognized over a weighted average period of 0.8 years.

17. Income Taxes

The components of the Company's loss before income tax expense are as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
		(Restated)	(Restated)
United States	$ (54,046)	$ (108,055)	$ (86,149)
Foreign	29	58	(646)
Loss before income tax provision	$ (54,017)	$ (107,997)	$ (86,795)

Income tax expense is comprised of the following (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Current:			
Federal	$ —	$ —	$ —
State	—	27	—
Foreign	—	24	—
Total current income tax expense	$ —	$ 51	$ —
Deferred:			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	—	—	—
Total deferred income tax expense	$ —	$ —	$ —
Total income tax expense	$ —	$ 51	$ —

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effective tax rate differs from the U.S. federal statutory rate primarily due to the full valuation allowance maintained on the Company's net deferred tax assets and non-deductible fair value adjustments for the years ended December 31, 2024, 2023, and 2022. A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
		(Restated)	**(Restated)**
Federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	7.7	3.4	3.4
Federal and state research and development tax credits	(0.1)	—	(1.2)
Change in fair value of contingent earn-out liability and contingently issuable common stock liability	9.9	(4.4)	3.3
Change in valuation allowance	(42.9)	(17.1)	(23.5)
Change in uncertain tax positions	(0.1)	(0.4)	—
Change in tax rate	3.3	0.7	(0.1)
Stock-based compensation	1.1	(0.6)	(0.2)
Non-deductible compensation	0.5	(2.4)	(2.5)
Permanent differences	(0.2)	(0.1)	(0.2)
Other	(0.2)	(0.1)	—
Effective income tax rate	0.0 %	0.0 %	0.0 %

Net deferred tax assets consisted of the following (in thousands):

	December 31,	
	2024	**2023**
		(Restated)
Deferred tax assets:		
Net operating loss carryforwards	$ 57,450	$ 41,914
Research and development tax credit carryforwards	3,594	3,802
Capitalized research and development costs	15,868	13,043
Accrued expenses	9,991	7,236
Deferred revenue	22,531	18,324
Lease liability	3,848	351
Other	2,960	1,304
Total deferred tax assets	116,242	85,974
Valuation allowance	(106,268)	(83,113)
Total deferred tax assets, net of valuation allowance	9,974	2,861
Deferred tax liabilities:		
Depreciation and amortization	(6,250)	(2,542)
Right of use lease asset	(3,706)	(302)
Other	(18)	(17)
Total deferred tax liabilities	(9,974)	(2,861)
Net deferred tax assets	$ —	$ —

As of December 31, 2024, the Company had federal net operating loss carryforwards of $20.1 million, which begin to expire in 2033. These losses were generated before 2018 and are subject to a 20-year carryforward period under

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the tax rules in effect at that time. The Company also had federal net operating loss carryforwards of $203.3 million and $144.1 million (as restated) as of December 31, 2024 and 2023, respectively, which do not expire but are generally limited to offsetting up to 80% of taxable income in any given year. These amounts were generated after 2017 and are subject to the provisions of the Tax Cuts and Jobs Act, which eliminated the expiration period but imposed a limitation on usage.

The Company had state net operating loss carryforwards of $201.1 million and $142.8 million (as restated) as of December 31, 2024 and 2023, respectively, which may be available to offset future state taxable income and which begin to expire in 2033, depending on jurisdiction-specific rules. Additionally, as of December 31, 2024 and 2023, the Company had United Kingdom net operating loss carryforwards of approximately $1.7 million and $1.6 million (as restated), respectively, which do not expire under current UK tax law.

As of December 31, 2024, the Company had gross U.S. federal and state research and development and other tax credit carryforwards of $2.4 million and $1.5 million, respectively, which may be available to offset future tax liabilities and the majority of which begin to expire in 2033 and 2030, respectively. As of December 31, 2023, the Company had gross U.S. federal and state research and development and other tax credit carryforwards of $2.5 million and $1.6 million, respectively, which may be available to offset future tax liabilities and the majority of which begin to expire in 2033 and 2029, respectively.

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments. Any limitation may result in the expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization.

The Company believes that an ownership change within the meaning of section 382 occurred on July 16, 2021, in connection with the Merger. Based on the estimated annual limitation, the company would have been able to fully utilize all of its Section 382-limited net operating losses and tax credit carryforwards in the 2022 tax year. The Company believes that no additional ownership changes have occurred since then.

The Company considered the evidence of its history of cumulative net operating losses incurred since inception, as well as other positive and negative evidence bearing upon its ability to realize deferred tax assets in respect of our net operating loss carryforwards, and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2024 and 2023. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of December 31, 2024, will be accounted for as follows: approximately $104.1 million will be recognized as a reduction of income tax expense and $2.2 million will be recorded as an increase in equity. The Company reevaluates the positive and negative evidence at each reporting period.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the valuation allowance for deferred tax assets related primarily to the increase in net operating loss carryforwards and capitalized R&D costs and were as follows (in thousands):

	December 31,		
	2024	**2023**	**2022**
		(As Restated)	**(As Restated)**
Valuation allowance as of beginning of year	$ 83,113	$ 64,677	$ 43,966
Additions charged to provision for income taxes	23,155	18,436	20,427
Additions charged to equity	—	—	332
Currency translation and other	—	—	(48)
Valuation allowance as of end of year	$ 106,268	$ 83,113	$ 64,677

The Company accounts for income tax uncertainties in accordance with ASC 740 Income Taxes, which prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more likely than not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more likely than not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC 740 also provides guidance on the accounting for and disclosure of liabilities for uncertain tax positions, interest and penalties. The Company's policy is to record interest and penalties related to income taxes as part of its income tax provision.

The following table summarizes the activity related to the Company's uncertain tax positions (excluding interest and penalties and related tax attributes) (in thousands):

	December 31,		
	2024	**2023**	**2022**
Balance at beginning of fiscal year	$ 428	$ —	$ —
Gross increases related to prior year tax positions	20	407	—
Foreign exchange and others	(1)	21	—
Balance at end of fiscal year	$ 447	$ 428	$ —

The Company's liability for uncertain tax positions as of December 31, 2024, includes $0.4 million related to amounts that, if recognized, would affect the effective tax rate (excluding related interest and penalties).

The Company files income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and non-US jurisdictions, where applicable. The Company is open to future tax examinations in the US under statute from 2021 to the present; however, carryforward attributes that were generated before 2021 may still be adjusted upon examination by federal, state, or local tax authorities if they either have been or will be used in a future period. The Company is also subject to future tax examinations under UK statute for the period from 2021 to the present, with a standard look-back period of 4 years, extendable to 6 years in cases of carelessness. The Company has not received notice of examination in any jurisdiction for any tax year open under statute.

164

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,		
	2024	**2023**	**2022**
		(Restated)	**(Restated)**
Numerator:			
Net loss attributable to common stockholders – basic and diluted	$ (54,017)	$ (108,048)	$ (86,795)
Denominator:			
Weighted average common shares outstanding - basic and diluted	156,573,886	149,168,105	143,858,668
Net loss per share attributable to common stockholders – basic and diluted	$ (0.34)	$ (0.72)	$ (0.60)

The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	Year Ended December 31,		
	2024	**2023**	**2022**
Options issued and outstanding	18,125,937	20,324,528	20,396,824
Public Warrants to purchase common stock	14,324,893	14,324,893	14,324,994
Warrants to purchase common stock (Finback)	117,423	1,317,327	2,421,200
Unvested restricted stock units	12,115,657	13,046,679	7,501,945
Unvested performance stock units	—	380,000	864,000
Earn-out shares*	15,000,000	15,000,000	15,000,000
Contingently issuable common stock*	1,897,500	1,897,500	1,897,500
	61,581,410	66,290,927	62,406,463

---

* Issuance of Earn-out shares and Contingently issuable common stock is contingent upon the satisfaction of certain conditions, which were not satisfied by the end of the period.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Related Party Transactions

Original Equipment Manufacturer Partnership Agreement with Motorola Solutions, Inc.

In December 2020, the Company entered into an original equipment manufacturer partnership agreement with Motorola Solutions, Inc. ("Motorola"), an investor in the Company. The partnership agreement has since been amended and restated. Motorola sells Motorola-branded premium products based on the Evolv Express platform through their worldwide network of over 2,000 resellers and integration partners, and has integrated the Evolv Express platform with Motorola products. Effective in the fourth quarter of 2024, while the partnership agreement is still in effect, Motorola is no longer considered a related party. During the years ended December 31, 2024, 2023, and 2022, revenue from Motorola's distributor services was $6.1 million, $9.6 million, and $11.6 million, respectively, which was a result of the Company's transition to pure subscription sales and sales under the distributor licensing model. As of December 31, 2023, accounts receivable related to Motorola's distributor services was $1.6 million.

Reseller Agreement with Stanley Black & Decker

In June 2020, the Company entered into a reseller agreement with Stanley Black & Decker, an investor in the Company. Stanley Black & Decker's electronic security business was acquired by Securitas AB ("Securitas") in 2023. Securitas, directly or through its affiliates, resells the Company's products. Effective in the first quarter of 2024, while the reseller agreement is still in effect, Securitas is no longer considered a related party. During the year ended December 31, 2023 and 2022, revenue from Stanley Black & Decker's reseller services was $1.7 million and $1.9 million. As of December 31, 2023, accounts receivable related to Stanley Black & Decker's reseller services was $0.6 million.

20. Commitments and Contingencies

Indemnification Agreements

In the ordinary course of business, the Company provides indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its Board of Directors and certain of its executive officers and employees that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their role, status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. Based on historical experience and evaluation of the agreements, we do not believe that any payments related to our indemnities will have a material impact on our financial condition or results of operations.

Legal Proceedings

We are from time to time subject to various claims, lawsuits, government and regulatory examinations, inquiries, information requests and investigations, and other legal and administrative proceedings arising in the ordinary course of business. The Company has identified certain claims as a result of which a loss may be incurred. This assessment is based on our current understanding of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Actual outcomes of these legal and regulatory proceedings may materially differ from our current estimates. Except for the regulatory matters discussed below, based upon information presently known to management, the Company has not accrued a loss for any other legal matters, as a loss is not probable and reasonably estimable. The pending proceedings involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources. The results of legal proceedings are inherently uncertain, and material adverse outcomes are reasonably possible.

General Litigation

On March 25, 2024, a putative class action lawsuit was filed against the Company in the United States District Court for the District of Massachusetts (the "Class Action"). The Class Action is a consolidation of two lawsuits, the second of which was filed on November 1, 2024, filed against the Company, certain former executives, a current director,

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and individuals associated with NewHold Investment Corp. Lead Plaintiff Robert Falk and additional plaintiffs Chris Williams, Tim R. Carrillo and Chris Swanson ("Class Action Plaintiffs") allege that the Company violated federal securities laws by making false or misleading statements relating to the effectiveness of certain products and the Company's revenue recognition. The Class Action Plaintiffs seek various forms of relief, including compensatory damages, reasonable costs and expenses, attorneys' fees, and expert fees.

On November 12, 2024, a shareholder derivative lawsuit was filed in the United States District Court for the District of Massachusetts (the "Massachusetts Derivative Action"). The Massachusetts Derivative Action is a consolidation of two shareholder derivative lawsuits based on the same allegations in the Class Action, and filed against certain former and current officers and directors, and nominally against the Company. Plaintiff Bonnie Maas, derivatively on behalf of nominal defendant the Company, brought claims for breach of fiduciary duty, violation of federal securities law, unjust enrichment, waste of corporate assets, and gross mismanagement, seeking monetary damages, including restitution and fees, equitable relief, and an order directing the Company to take all necessary actions to reform and improve its corporate governance and internal procedures. The Massachusetts Derivative Action is stayed pending the outcome of the anticipated motion to dismiss in the Class Action. On March 28, 2025, we filed a motion to dismiss the claims.

On March 10, 2025, a shareholder derivative lawsuit was filed in the Delaware Court of Chancery (the "Delaware Derivative Action"). The Delaware Derivative Action is based on the same allegations in the Class Action, and was filed against certain former and current officers, and nominally against the Company. Plaintiff Steve Bersch, derivatively on behalf of nominal defendant Evolv, brought claims for breach of fiduciary duty, unjust enrichment, and insider trading, seeking various forms of relief, including equitable relief, monetary damages, including restitution and fees, and a declaratory judgment. Although the Delaware Derivative Action is in the early stages, we anticipate filing a motion to dismiss the claims if the case moves forward.

We expect to incur legal and professional services expenses associated with this litigation in future periods. We will recognize these expenses as services are received. Insurance proceeds, if any, will be recognized as reductions to the related expenses in the period the proceeds are probable. While a loss from this litigation is reasonably possible, we cannot reasonably estimate a range of possible losses at this time, as the proceedings remain in the early stages, alleged damages have not been specified, there is uncertainty as to the outcome of our anticipated motion to dismiss in the Class Action which was filed on March 28, 2025, there is uncertainty as to the likelihood of the proposed class in the Class Action being certified or the ultimate size of any class if certified, there is uncertainty as to the final complaint in the Massachusetts Derivative Action, as the plaintiff will not identify an operative complaint or file a consolidated complaint until disposition of our anticipated motion to dismiss in the Class Action, and there are significant factual and legal issues to be resolved in both the securities and derivative actions. For these reasons, we have not recorded a loss contingency liability for the above litigation as of December 31, 2024.

At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses the costs related to such legal proceedings as incurred.

Regulatory and Governmental Matters

As previously disclosed, on October 12, 2023, the Company announced that the U.S. Federal Trade Commission (the "FTC") had requested information about certain aspects of its marketing practices. The Company reached a settlement with the FTC and on December 5, 2024, a Stipulated Order for Permanent Injunction and Other Relief (the "Order") was entered in the United States District Court for the District of Massachusetts Eastern Division. The Order (i) required that the Company permit a limited cohort of school customers to cancel their contracts, (ii) required that the Company take certain compliance actions and meet record keeping obligations, and (iii) enjoined the Company from making misleading or unsubstantiated marketing claims. The Order did not include any monetary relief. The period during which eligible customers may cancel closed on March 30, 2025. Any inability to adequately comply with the terms of the Order could result in enforcement actions or penalties imposed by the FTC.

As part of the Order, the Company agreed to offer a limited number of its K-12 education customers the option to cancel the remainder of their current contracts during a 60-day cancellation period. 65 education customers were offered the cancellation period, and of these, 5 customers representing 24 Evolv Express units elected to cancel their contracts with the Company. Amounts that customers had paid to the Company related to portions of their contracts that were cancelled

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

are required to be returned to the customer, but these amounts were immaterial for the year ended December 31, 2024 and therefore the Company did not book a liability in its consolidated financial statements. There is no impact to revenue or cost of revenue amounts for year ended December 31, 2024, as revenue will continue to be recognized on these deals through the cancellation dates of each contract, all of which are in June 2025. The Company determined that $0.9 million of its revenues previously expected to be recognized over the next two years related to performance obligations that were unsatisfied (or partially satisfied) as of December 31, 2024 were impacted by the cancellations.

As previously reported, the Company self-reported to the Division of Enforcement of the Securities and Exchange Commission ("SEC") the Investigation. The Company has since received requests for documents and information from the SEC relating to this matter. On November 1, 2024, the Company received a voluntary document request from the U.S. Attorney's Office of the Southern District of New York ("USAO SDNY") relating to these same issues, and has since received additional requests for documents and information relating to this matter. The Company is cooperating with these investigations.

As previously disclosed, in February 2024, the Company received a subpoena from the Division of Enforcement of the SEC, requesting documents and information relating to certain aspects of the Company's marketing practices, and the Company has since received additional related requests. The Company is cooperating with the SEC's investigation.

In view of the inherent unpredictability of such regulatory and governmental matters, the Company cannot determine with certainty the timing or ultimate resolution of legal and regulatory matters or the eventual loss, fines or penalties, if any, that may result from such matters. The Company establishes reserves for such matters when those matters present loss contingencies that are both probable and can be reasonably estimated. The actual costs of resolving such matters, however, may be substantially higher than the amounts reserved for those matters, and an adverse outcome in certain of these matters could have a material adverse effect on the consolidated financial statements in particular quarterly or annual periods. The Company accrues amounts for certain matters for which losses are considered to be probable of occurring based on its reasonable estimate of the most likely outcome. It is reasonably possible actual losses could be significantly different from the Company's current estimates. In addition, there are some matters for which it is reasonably possible that a loss will occur, however the Company cannot estimate a range of the potential losses for these matters.

Any resolution or litigation with the SEC, USAO SDNY, or other parties, could ultimately result in monetary and injunctive relief that may impose costs on the Company and/or require it to make changes to its business practices. These costs and requirements may be material both individually and in the aggregate, but we have not accrued a loss pertaining to SEC or USAO SDNY matters. The Company's defense counsel costs in connection with the securities litigation and the related SEC and USAO SDNY matters are being covered under its directors and officers insurance policies subject to a typical reservation of rights. The Company has met the retention limits under these policies with respect to these matters and currently expects these policies will provide coverage for certain costs related to these matters, including certain expenses that have previously been paid. However, the Company cannot provide any assurance that costs related to these matters will not exceed the limits of its insurance policies, that such claims are covered by the terms of its insurance policies or that its insurance carrier will be able to cover all related claims. There can be no assurance as to the timing or the terms of the ultimate outcome of these investigations or their potential effect, if any, on us or our results of operations. We expect to incur legal and professional services expenses associated with this litigation in future periods. We will recognize these expenses as services are received, net of insurance recoveries. There can be no assurance whether there will be further information requests or potential enforcement action or litigation, which is necessarily uncertain.

Contract manufacturers

The Company generally contracts with its contract manufacturer, Columbia Tech, on a cancellable, purchase-order basis. The Company has a contract in the normal course of business with Columbia Tech to provide manufacturing services for the Company's equipment sold or leased to customers. While these contracts are cancellable by the Company upon prior notice, payments due upon cancellation consist of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. These payments are not determinable, but could result in a material purchase commitment if the Company were to cancel their open purchase orders.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. Benefit Plans

The Company established a defined contribution savings plan under Section 401(k) of the Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company made $0.8 million and $0.3 million matching contributions to the plan during the years ended December 31, 2024 and December 31, 2023, respectively. The Company did not make any matching contributions to the plan during the year ended December 31, 2022.

22. Segment Information

The Company determined that it has one operating and reporting segment after considering the Company's organizational structure and the information regularly reviewed and evaluated by the Company's CODM in deciding how to allocate resources and assess performance. The Company has determined that its CODM is its President and Chief Executive Officer. The CODM evaluates the performance of our segment based upon consolidated net income and considers budget-to-actual or forecast-to-actual variances to assess performance and make decisions about allocating resources. The CODM evaluates segment assets based on total assets on the consolidated balance sheets. Asset information is not presented here because its presentation here would be duplicative of the consolidated balance sheets. On the basis of these factors, the Company determined that it operates and manages its business as one operating and reporting segment, that develops, manufactures, markets and sells security screening products and specific services, and accordingly has one reportable segment for financial reporting purposes.

Information by reportable segment is as follows (in thousands):

	Twelve Months Ended December 31,		
	2024	**2023**	**2022**
Segment revenue	$ 103,865	$ 79,565	$ 52,719
Less:			
Employee expense	66,847	61,287	45,663
Travel and expense	6,043	6,159	3,863
Capitalized R&D expense	(6,027)	(3,963)	(1,706)
Stock-based compensation expense	24,756	24,129	22,520
Other one-time expenses	18,072	4,141	3,250
Consulting and contract staffing	12,732	11,651	9,499
Software subscriptions	6,814	4,541	2,655
Depreciation and amortization	17,375	9,702	5,443
Other cost of revenue	18,320	31,347	43,798
Other operating expenses	21,240	20,627	20,684
Other segment items[1]	(28,290)	17,941	(16,155)
Provision for income taxes	—	51	—
Segment net loss	$ (54,017)	$ (108,048)	$ (86,795)

---

[1] Refer to Total other income (expense), net in the Consolidated Statements of Operations and Comprehensive Loss.

23. Restatement of Quarterly Financial Information (Unaudited)

The following tables present selected unaudited condensed consolidated Statements of Operations and Comprehensive Income (Loss) for each quarter of the periods indicated:

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Three Months Ended		
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(Restated)	(Restated)		
Revenue:				
Product revenue	$ 1,491	$ 1,954	$ 1,344	$ 1,675
Subscription revenue	14,219	15,655	17,909	17,263
Service revenue	5,252	5,566	6,085	6,564
License fee and other revenue	1,219	2,049	2,022	3,598
Total revenue	22,181	25,224	27,360	29,100
Cost of revenue:				
Cost of product revenue	3,114	2,839	2,616	2,166
Cost of subscription revenue	5,585	6,309	7,348	8,604
Cost of service revenue	1,198	1,321	1,404	1,476
Cost of license fee and other revenue	129	172	183	113
Total cost of revenue	10,026	10,641	11,551	12,359
Gross profit	12,155	14,583	15,809	16,741
Operating expenses:				
Research and development	6,396	5,850	5,810	5,390
Sales and marketing	15,859	17,011	14,966	13,455
General and administrative	11,806	14,093	13,976	16,759
Loss from impairment of property and equipment	—	—	209	15
Total operating expenses	34,061	36,954	34,961	35,619
Loss from operations	(21,906)	(22,371)	(19,152)	(18,878)
Other income (expense), net:				
Interest income	1,085	681	628	548
Other income (expense), net	(28)	(39)	34	(50)
Change in fair value of contingent earn-out liability	6,899	16,514	(8,321)	1,218
Change in fair value of contingently issuable common stock liability	527	3,747	(2,056)	311
Change in fair value of public warrant liability	2,151	4,886	(1,576)	1,131
Total other income (expense), net	10,634	25,789	(11,291)	3,158
Net (loss) income	$ (11,272)	$ 3,418	$ (30,443)	$ (15,720)

170

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| | | Three Months Ended | | |
		March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
		(Restated)	(Restated)	(Restated)	(Restated)
Revenue:					
Product revenue	$	10,612 $	6,852 $	3,456 $	1,848
Subscription revenue		6,173	7,702	9,858	12,468
Service revenue		2,759	3,646	4,345	4,856
License fee and other revenue		578	702	2,302	1,408
Total revenue		20,122	18,902	19,961	20,580
Cost of revenue:					
Cost of product revenue		12,362	7,417	3,496	4,692
Cost of subscription revenue		2,334	3,285	4,157	4,984
Cost of service revenue		583	1,014	1,219	1,166
Cost of license fee and other revenue		304	270	198	177
Total cost of revenue		15,583	11,986	9,070	11,019
Gross profit		4,539	6,916	10,891	9,561
Operating expenses:					
Research and development		5,395	6,389	6,386	6,303
Sales and marketing		12,638	13,596	14,408	14,344
General and administrative		8,928	10,865	11,261	11,128
Loss from impairment of property and equipment		137	157	28	—
Total operating expenses		27,098	31,007	32,083	31,775
Loss from operations		(22,559)	(24,091)	(21,192)	(22,214)
Other income (expense), net:					
Interest expense		(654)	—	—	—
Interest income		953	1,853	1,791	1,630
Other income (expense), net		19	(22)	(64)	(17)
Loss on extinguishment of debt		(626)	—	—	—
Change in fair value of contingent earn-out liability		(3,318)	(28,113)	14,078	2,452
Change in fair value of contingently issuable common stock liability		(742)	(5,095)	2,277	422
Change in fair value of public warrant liability		(1,750)	(11,751)	8,156	580
Total other income (expense), net		(6,118)	(43,128)	26,238	5,067
Loss (income) before income taxes		(28,677)	(67,219)	5,046	(17,147)
Provision for income taxes		—	—	—	(51)
Net (loss) income	$	(28,677) $	(67,219) $	5,046 $	(17,198)

As discussed in Note 2, Restatement of Previously Issued Financial Statements, the Company is hereby providing restated unaudited financial information for the quarterly periods ended June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024, and June 30, 2024. The following tables reflect the correction of the errors described in Note 2. The errors did not impact the condensed consolidated financial statements as of and for the three months ended March 31, 2022 and therefore this period has not been presented below. No other financial statement line items beyond those presented below were impacted. Certain amounts reported previously have been reclassified.

The impact of the correction of the errors on the Condensed Consolidated Statements of Stockholders' Equity were solely within net (loss) income for errors impacting accumulated deficit and within stock-based compensation cost for errors impacting accumulated paid in capital, and as such the Company did not include these tables below.

The impact of the correction of the errors on the Consolidated Statements of Cash Flows were driven by changes in the related Consolidated Balance Sheet and Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) line items, except as noted by footnote under each applicable table below.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Adjustments referenced in the following tables are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below each table and sum to the total adjustment reflected. Restatement adjustments are reflected as follows:

ADJ 1: related to revenue recognition misstatements identified as part of the Investigation.
ADJ 2: related to errors in capitalized internal-use software costs.
ADJ 3: related to errors in capitalized freight costs.
ADJ 4: other immaterial errors previously identified in prior periods corrected as part of the restatement.
ADJ 5: related to classification errors in contract assets and deferred revenue.

As of and for the Three and Six Months Ended June 30, 2024

Restated Condensed Consolidated Balance Sheet
(In thousands, except share and per share amounts)

172

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Adj. Reference[a]	As of June 30, 2024		
		As Reported	Adjustment	As Restated
Assets				
Current assets:				
Cash and cash equivalents		$ 35,698	$ —	$ 35,698
Marketable securities		20,757	—	20,757
Accounts receivable, net	ADJ 1	36,428	(1,017)	35,411
Inventory	ADJ 1, ADJ 3	18,604	525	19,129
Current portion of contract assets	ADJ 1, ADJ 5	1,690	(174)	1,516
Current portion of commission asset	ADJ 1	4,810	55	4,865
Prepaid expenses and other current assets	ADJ 1	19,912	2	19,914
Total current assets		137,899	(609)	137,290
Restricted cash, noncurrent		275	—	275
Contract assets, noncurrent	ADJ 1, ADJ 5	144	464	608
Commission asset, noncurrent	ADJ 1	7,128	164	7,292
Property and equipment, net	ADJ 1, ADJ 2, ADJ 3, ADJ 4	120,045	531	120,576
Operating lease right-of-use assets		2,161	—	2,161
Other assets		865	—	865
Total assets		$ 268,517	$ 550	$ 269,067
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable		$ 5,574	$ —	$ 5,574
Accrued expenses and other current liabilities		15,913	—	15,913
Current portion of deferred revenue	ADJ 1, ADJ 5	56,168	688	56,856
Current portion of operating lease liabilities		1,754	—	1,754
Total current liabilities		79,409	688	80,097
Deferred revenue, noncurrent	ADJ 5	23,655	1,717	25,372
Operating lease liabilities, noncurrent		566	—	566
Contingent earn-out liability		5,706	—	5,706
Contingently issuable common stock liability		2,256	—	2,256
Public warrant liability		3,852	—	3,852
Total liabilities		115,444	2,405	117,849
Commitments and contingencies (Note 20)				
Stockholders' equity:				
Preferred stock		—	—	—
Common stock		16	—	16
Additional paid-in capital		459,745	—	459,745
Accumulated other comprehensive loss		(42)	—	(42)
Accumulated deficit		(306,646)	(1,855)	(308,501)
Stockholders' equity		153,073	(1,855)	151,218
Total liabilities and stockholders' equity		$ 268,517	$ 550	$ 269,067

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

Inventory: ADJ 1 = $441, ADJ 3 = $84
Property and equipment, net: ADJ 1 = $328, ADJ 2 = ($314), ADJ 3 = $464, ADJ 4 = $53
Current portion of contract assets: ADJ 1 = ($117), ADJ 5 = ($57)
Contract assets, noncurrent: ADJ 1 = ($4), ADJ 5 = $468
Current portion of deferred revenue: ADJ 1 = $1,994, ADJ 5 = ($1,306)

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restated Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) Data
(In thousands, except share and per share amounts)

174

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Adj. Reference[a]	Three Months Ended June 30, 2024			Six Months Ended June 30, 2024		
		As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Revenue:							
Product revenue	ADJ 1	$ 2,044	$ (90)	$ 1,954	$ 2,647	$ 798	$ 3,445
Subscription revenue	ADJ 1	15,903	(248)	15,655	30,406	(532)	29,874
Service revenue	ADJ 1	5,553	13	5,566	10,937	(119)	10,818
License fee and other revenue	ADJ 1	2,040	9	2,049	3,218	50	3,268
Total revenue		25,540	(316)	25,224	47,208	197	47,405
Cost of revenue:							
Cost of product revenue	ADJ 1, ADJ 3, ADJ 4	3,149	(310)	2,839	5,926	27	5,953
Cost of subscription revenue	ADJ 1, ADJ 2, ADJ 3, ADJ 4	6,436	(127)	6,309	12,215	(321)	11,894
Cost of service revenue	ADJ 1, ADJ 2, ADJ 4	1,311	10	1,321	2,522	(3)	2,519
Cost of license fee and other revenue		172	—	172	301	—	301
Total cost of revenue		11,068	(427)	10,641	20,964	(297)	20,667
Gross profit		14,472	111	14,583	26,244	494	26,738
Operating expenses:							
Research and development	ADJ 2, ADJ 4	5,722	128	5,850	11,927	319	12,246
Sales and marketing	ADJ 1, ADJ 4	16,892	119	17,011	32,897	(27)	32,870
General and administrative	ADJ 4	14,185	(92)	14,093	26,025	(126)	25,899
Total operating expenses		36,799	155	36,954	70,849	166	71,015
Loss from operations		(22,327)	(44)	(22,371)	(44,605)	328	(44,277)
Other income (expense), net:							
Interest income		681	—	681	1,766	—	1,766
Other expense, net		(39)	—	(39)	(67)	—	(67)
Change in fair value of contingent earn-out liability		16,514	—	16,514	23,413	—	23,413
Change in fair value of contingently issuable common stock liability		3,747	—	3,747	4,274	—	4,274
Change in fair value of public warrant liability		4,886	—	4,886	7,037	—	7,037
Total other income (expense), net		25,789	—	25,789	36,423	—	36,423
Loss before income taxes		3,462	(44)	3,418	(8,182)	328	(7,854)
Net income (loss)		$ 3,462	$ (44)	$ 3,418	$ (8,182)	$ 328	$ (7,854)
Net income (loss) attributable to common stockholders - basic and diluted		$ 3,421	$ (44)	$ 3,377	$ (8,182)	$ 328	$ (7,854)
Weighted average common shares outstanding							
Basic		156,473,080	—	156,473,080	154,774,899	—	154,774,899
Diluted		171,563,943	—	171,563,943	154,774,899	—	154,774,899
Net income (loss) per share							
Basic		$ 0.02	$ —	$ 0.02	$ (0.05)	$ —	$ (0.05)
Diluted		$ 0.02	$ —	$ 0.02	$ (0.05)	$ —	$ (0.05)
Net income (loss)		$ 3,462	$ (44)	$ 3,418	$ (8,182)	$ 328	$ (7,854)
Other comprehensive income (loss)							
Cumulative translation adjustment		8	—	8	11	—	11
Total other comprehensive income (loss)		8	—	8	11	—	11
Total comprehensive income (loss)		$ 3,470	$ (44)	$ 3,426	$ (8,171)	$ 328	$ (7,843)

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended:
Cost of product revenue: ADJ 1 = $12, ADJ 3 = ($270), ADJ 4 = ($52)
Cost of subscription revenue: ADJ 1 = ($60), ADJ 2 = ($2), ADJ 3 = ($64), ADJ 4 = ($1)
Cost of service revenue: ADJ 1 = $1, ADJ 2 = ($2), ADJ 4 = $11
Research and development: ADJ 2 = $70, ADJ 4 = $58
Sales and marketing: ADJ 1 = ($16), ADJ 4 = $135

Six months ended:
Cost of product revenue: ADJ 1 = $397, ADJ 3 = ($314), ADJ 4 = ($56)
Cost of subscription revenue: ADJ 1 = ($116), ADJ 2 = ($3), ADJ 3 = ($235), ADJ 4 = $33
Cost of service revenue: ADJ 2 = ($2), ADJ 4 = ($1)
Research and development: ADJ 2 = $319
Sales and marketing: ADJ 1 = ($27)

Restated Condensed Consolidated Statement of Cash Flows
(In thousands)

	Six Months Ended June 30, 2024		
	As Reported	Adjustment	As Restated
Cash flows from operating activities:			
Net loss	$ (8,182)	$ 328	$ (7,854)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	7,442	(84)	7,358
Write-off of inventory and change in inventory reserve	1,725	—	1,725
Stock-based compensation	13,834	23	13,857
Amortization (accretion) of premium (discount) on marketable securities, net of change in accrued interest	181	—	181
Non-cash lease expense	728	—	728
Change in allowance for expected credit losses	203	—	203
Change in fair value of earn-out liability	(23,413)	—	(23,413)
Change in fair value of contingently issuable common stock	(4,274)	—	(4,274)
Change in fair value of public warrant liability	(7,037)	—	(7,037)
Changes in operating assets and liabilities			
Accounts receivable	(14,020)	(47)	(14,067)
Inventory	(10,354)	312	(10,042)
Commission assets	(492)	(29)	(521)
Contract assets	2,324	(2,087)	237
Other assets	337	—	337
Prepaid expenses and other current assets	(2,958)	1	(2,957)
Accounts payable	(1,653)	—	(1,653)
Deferred revenue	8,333	1,938	10,271
Accrued expenses and other current liabilities	79	(125)	(46)
Operating lease liability	(765)	—	(765)
Net cash used in operating activities	(37,962)	230	(37,732)
Cash flows from investing activities:			
Development of internal-use software[1]	(3,408)	296	(3,112)
Purchases of property and equipment[2]	(21,092)	(526)	(21,618)
Purchases of marketable securities	(14,567)	—	(14,567)
Proceeds from maturities of marketable securities	44,918	—	44,918
Net cash provided by investing activities	5,851	(230)	5,621
Cash flows from financing activities:			
Proceeds from exercise of stock options	636	—	636

176

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net cash provided by financing activities		636		—	636
Effect of exchange rate changes on cash and cash equivalents		11		—	11
Net decrease in cash, cash equivalents and restricted cash		(31,464)		—	(31,464)
Cash, cash equivalents and restricted cash					
Cash, cash equivalents and restricted cash at beginning of period		67,437		—	67,437
Cash, cash equivalents and restricted cash at end of period	$	35,973	$	—	$ 35,973
Supplemental disclosure of non-cash activities					
Transfer of property and equipment to inventory	$	468	$	—	$ 468
Capital expenditures incurred but not yet paid		3,407		—	3,407
Capitalization of stock compensation		450		(23)	427
Operating lease liabilities arising from obtaining right-of-use assets		1,694		—	1,694
Reconciliation of cash, cash equivalents and restricted cash:					
Cash and cash equivalents	$	35,698	$	—	$ 35,698
Restricted cash, noncurrent		275		—	275
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$	35,973	$	—	$ 35,973

(1) Relates to adjustments related to ADJ 2.
(2) Relates to the following adjustments: ADJ 3 = ($464), ADJ 4 = ($62)

177

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 31, 2024

Restated Condensed Consolidated Balance Sheet
(In thousands, except share and per share amounts)

	Adj. Reference[a]	As Reported		Adjustment		As Restated	
				As of March 31, 2024			
Assets							
Current assets:							
Cash and cash equivalents		$	44,596	$	—	$	44,596
Marketable securities			36,415		—		36,415
Accounts receivable, net	ADJ 1		22,030		(2,373)		19,657
Inventory	ADJ 1, ADJ 3		11,007		506		11,513
Current portion of contract assets	ADJ 1, ADJ 5		2,538		(1,879)		659
Current portion of commission asset	ADJ 1		4,516		52		4,568
Prepaid expenses and other current assets	ADJ 1		20,700		(5)		20,695
Total current assets			141,802		(3,699)		138,103
Restricted cash, noncurrent			275		—		275
Contract assets, noncurrent	ADJ 1, ADJ 5		307		1,115		1,422
Commission asset, noncurrent	ADJ 1		7,000		157		7,157
Property and equipment, net	ADJ 1, ADJ 2, ADJ 3, ADJ 4		129,342		171		129,513
Operating lease right-of-use assets			2,535		—		2,535
Other assets			999		—		999
Total assets		$	282,260	$	(2,256)	$	280,004
Liabilities and Stockholders' Equity							
Current liabilities:							
Accounts payable	ADJ 4	$	15,584	$	65	$	15,649
Accrued expenses and other current liabilities	ADJ 4		13,712		(188)		13,524
Current portion of deferred revenue	ADJ 1, ADJ 5		48,913		(3,433)		45,480
Current portion of operating lease liabilities			1,713		—		1,713
Total current liabilities			79,922		(3,556)		76,366
Deferred revenue, noncurrent	ADJ 5		22,808		3,111		25,919
Operating lease liabilities, noncurrent			980		—		980
Contingent earn-out liability			22,220		—		22,220
Contingently issuable common stock liability			6,003		—		6,003
Public warrant liability			8,738		—		8,738
Total liabilities			140,671		(445)		140,226
Commitments and contingencies (Note 20)							
Stockholders' equity:							
Preferred stock			—		—		—
Common stock			16		—		16
Additional paid-in capital			451,731		—		451,731
Accumulated other comprehensive loss			(50)		—		(50)
Accumulated deficit			(310,108)		(1,811)		(311,919)
Stockholders' equity			141,589		(1,811)		139,778
Total liabilities and stockholders' equity		$	282,260	$	(2,256)	$	280,004

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventory: ADJ 1 = $452, ADJ 3 = $54
Property and equipment, net: ADJ 1 = $267, ADJ 2 = ($247), ADJ 3 = $162, ADJ 4 = ($11)
Current portion of contract assets: ADJ 1 = ($284), ADJ 5 = ($1,595)
Contract assets, noncurrent: ADJ 1 = ($2), ADJ 5 = $1,117
Current portion of deferred revenue: ADJ 1 = $156, ADJ 5 = ($3,589)

Restated Condensed Consolidated Statement of Operations and Comprehensive Loss Data
(In thousands, except share and per share amounts)

	Adj. Reference[a]	Three Months Ended March 31, 2024		
		As Reported	Adjustment	As Restated
Revenue:				
Product revenue	ADJ 1	$ 603	$ 888	$ 1,491
Subscription revenue	ADJ1	14,503	(284)	14,219
Service revenue	ADJ1	5,384	(132)	5,252
License fee and other revenue	ADJ1	1,178	41	1,219
Total revenue		21,668	513	22,181
Cost of revenue:				
Cost of product revenue	ADJ 1, ADJ 3, ADJ 4	2,777	337	3,114
Cost of subscription revenue	ADJ 1, ADJ 2, ADJ 3, ADJ 4	5,779	(194)	5,585
Cost of service revenue	ADJ 2, ADJ 4	1,211	(13)	1,198
Cost of license fee and other revenue		129	—	129
Total cost of revenue		9,896	130	10,026
Gross profit		11,772	383	12,155
Operating expenses:				
Research and development	ADJ 2, ADJ 4	6,205	191	6,396
Sales and marketing	ADJ 1, ADJ 4	16,005	(146)	15,859
General and administrative	ADJ 4	11,840	(34)	11,806
Total operating expenses		34,050	11	34,061
Loss from operations		(22,278)	372	(21,906)
Other income (expense), net:				
Interest income		1,085	—	1,085
Other expense, net		(28)	—	(28)
Change in fair value of contingent earn-out liability		6,899	—	6,899
Change in fair value of contingently issuable common stock liability		527	—	527
Change in fair value of public warrant liability		2,151	—	2,151
Total other income (expense), net		10,634	—	10,634
Loss before income taxes		(11,644)	372	(11,272)
Net loss		$ (11,644)	$ 372	$ (11,272)
Weighted average common shares outstanding – basic and diluted		153,076,719	—	153,076,719
Net loss per share - basic and diluted		$ (0.08)	$ 0.01	$ (0.07)
Net loss		$ (11,644)	$ 372	$ (11,272)
Other comprehensive loss				
Cumulative translation adjustment		3	—	3
Total other comprehensive loss		3	—	3
Total comprehensive loss		$ (11,641)	$ 372	$ (11,269)

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of product revenue: ADJ 1 = $385, ADJ 3 = ($44), ADJ 4 = ($4)
Cost of subscription revenue: ADJ 1 = ($56), ADJ 2 = ($1), ADJ 3 = ($171), ADJ 4 = $34
Cost of service revenue: ADJ 2 = ($1), ADJ 4 = ($12)
Research and development: ADJ 2 = $249, ADJ 4 = ($58)
Sales and marketing: ADJ 1 = ($11), ADJ 4 = ($135)

Restated Condensed Consolidated Statement of Cash Flows
(In thousands)

		Three Months Ended March 31, 2024		
		As Reported	Adjustment	As Restated
Cash flows from operating activities:				
Net loss	$	(11,644) $	372 $	(11,272)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		3,474	(17)	3,457
Write-off of inventory and change in inventory reserve		1,059	—	1,059
Stock-based compensation		6,410	20	6,430
Amortization (accretion) of premium (discount) on marketable securities, net of change in accrued interest		200	—	200
Non-cash lease expense		354	—	354
Change in allowance for expected credit losses		(267)	—	(267)
Change in fair value of earn-out liability		(6,899)	—	(6,899)
Change in fair value of contingently issuable common stock		(527)	—	(527)
Change in fair value of public warrant liability		(2,151)	—	(2,151)
Changes in operating assets and liabilities				
Accounts receivable		848	1,309	2,157
Inventory		(2,091)	331	(1,760)
Commission assets		(70)	(19)	(89)
Contract assets		1,313	(1,033)	280
Other assets		203	—	203
Prepaid expenses and other current assets		(3,746)	8	(3,738)
Accounts payable		(760)	65	(695)
Deferred revenue		231	(789)	(558)
Accrued expenses and other current liabilities		(1,628)	(315)	(1,943)
Operating lease liability		(392)	—	(392)
Net cash used in operating activities		(16,083)	(68)	(16,151)
Cash flows from investing activities:				
Development of internal-use software[1]		(1,797)	230	(1,567)
Purchases of property and equipment[2]		(19,665)	(162)	(19,827)
Purchases of marketable securities		(14,567)	—	(14,567)
Proceeds from maturities of marketable securities		29,241	—	29,241
Net cash used in investing activities		(6,788)	68	(6,720)
Cash flows from financing activities:				
Proceeds from exercise of stock options		302	—	302
Net cash provided by financing activities		302	—	302
Effect of exchange rate changes on cash and cash equivalents		3	—	3
Net decrease in cash, cash equivalents and restricted cash		(22,566)	—	(22,566)
Cash, cash equivalents and restricted cash				
Cash, cash equivalents and restricted cash at beginning of period		67,437	—	67,437
Cash, cash equivalents and restricted cash at end of period	$	44,871 $	— $	44,871

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental disclosure of non-cash activities					
Transfer of property and equipment to inventory	$	468	$	—	$	468
Capital expenditures incurred but not yet paid		12,030		—		12,030
Capitalization of stock compensation		195		(20)		175
Operating lease liabilities arising from obtaining right-of-use assets		1,694		—		1,694
Reconciliation of cash, cash equivalents and restricted cash:					
Cash and cash equivalents	$	44,596	$	—	$	44,596
Restricted cash, noncurrent		275		—		275
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$	44,871	$	—	$	44,871

(1) Relates to adjustments related to ADJ 2.
(2) Relates to adjustments related to ADJ 4.

181

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2023

Restated Condensed Consolidated Balance Sheet
(In thousands, except share and per share amounts)

		As of September 30, 2023		
	Adj. Reference[(a)]	As Reported	Adjustment	As Restated
Assets				
Current assets:				
Cash and cash equivalents		$ 99,617	$ —	$ 99,617
Restricted cash		1,000	—	1,000
Marketable securities		39,487	—	39,487
Accounts receivable, net	ADJ 1	29,786	(2,445)	27,341
Inventory	ADJ 1	7,826	312	8,138
Current portion of contract assets	ADJ 1, ADJ 4	3,667	(460)	3,207
Current portion of commission asset		3,908	41	3,949
Prepaid expenses and other current assets	ADJ 1	16,500	5	16,505
Total current assets		201,791	(2,547)	199,244
Restricted cash, noncurrent		275	—	275
Contract assets, noncurrent	ADJ 4	496	126	622
Commission asset, noncurrent	ADJ 1	6,888	122	7,010
Property and equipment, net	ADJ 1, ADJ 4	93,995	221	94,216
Operating lease right-of-use assets		1,537	—	1,537
Other assets		1,483	—	1,483
Total assets		$ 306,465	$ (2,078)	$ 304,387
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable		$ 13,887	$ —	$ 13,887
Accrued expenses and other current liabilities		12,164	—	12,164
Current portion of deferred revenue	ADJ 1, ADJ 4	53,041	(6,335)	46,706
Current portion of operating lease liabilities		1,655	—	1,655
Total current liabilities		80,747	(6,335)	74,412
Deferred revenue, noncurrent	ADJ 4	19,478	5,642	25,120
Operating lease liabilities, noncurrent		133	—	133
Contingent earn-out liability		31,571	—	31,571
Contingently issuable common stock liability		6,952	—	6,952
Public warrant liability		11,469	—	11,469
Total liabilities		150,350	(693)	149,657
Commitments and contingencies (Note 20)				
Stockholders' equity:				
Preferred stock		—	—	—
Common stock		15	—	15
Additional paid-in capital	ADJ 4	437,683	490	438,173
Accumulated other comprehensive loss		(9)	—	(9)
Accumulated deficit		(281,574)	(1,875)	(283,449)
Stockholders' equity		156,115	(1,385)	154,730
Total liabilities and stockholders' equity		$ 306,465	$ (2,078)	$ 304,387

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

Current portion of contract assets: ADJ 1 = ($329), ADJ 4 = ($131)
Property and plant, net: ADJ 1 = $192, ADJ 4 = $29
Current portion of deferred revenue: ADJ 1 = ($688), ADJ 4 = ($5,647)

183

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three and Six Months Ended June 30, 2023

Restated Condensed Consolidated Balance Sheet
(In thousands, except share and per share amounts)

	Adj. Reference[a]	As Reported	Adjustment	As Restated
		As of June 30, 2023		
Assets				
Current assets:				
Cash and cash equivalents		$ 125,890	$ —	$ 125,890
Restricted cash		1,000	—	1,000
Marketable securities		29,647	—	29,647
Accounts receivable, net	ADJ 1	32,393	(6,250)	26,143
Inventory	ADJ 1	5,032	658	5,690
Current portion of contract assets	ADJ 1	4,732	(253)	4,479
Current portion of commission asset	ADJ 1	3,648	34	3,682
Prepaid expenses and other current assets	ADJ 1	13,808	18	13,826
Total current assets		216,150	(5,793)	210,357
Restricted cash, noncurrent		275	—	275
Contract assets, noncurrent	ADJ 1	690	1	691
Commission asset, noncurrent	ADJ 1	6,649	102	6,751
Property and equipment, net	ADJ 1, ADJ 4	81,085	148	81,233
Operating lease right-of-use assets		1,241	—	1,241
Other assets		1,878	—	1,878
Total assets		$ 307,968	$ (5,542)	$ 302,426
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable		$ 16,912	$ —	$ 16,912
Accrued expenses and other current liabilities		10,821	—	10,821
Current portion of deferred revenue	ADJ 1, ADJ 4	39,366	(8,477)	30,889
Current portion of operating lease liabilities		1,130	—	1,130
Total current liabilities		68,229	(8,477)	59,752
Deferred revenue, noncurrent	ADJ 4	20,715	3,832	24,547
Operating lease liabilities, noncurrent		363	—	363
Contingent earn-out liability		45,649	—	45,649
Contingently issuable common stock liability		9,229	—	9,229
Public warrant liability		19,625	—	19,625
Total liabilities		163,810	(4,645)	159,165
Commitments and contingencies (Note 20)				
Stockholders' equity:				
Preferred stock		—	—	—
Common stock		15	—	15
Additional paid-in capital	ADJ 4	431,759	25	431,784
Accumulated other comprehensive loss		(43)	—	(43)
Accumulated deficit		(287,573)	(922)	(288,495)
Stockholders' equity		144,158	(897)	143,261
Total liabilities and stockholders' equity		$ 307,968	$ (5,542)	$ 302,426

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment, net: ADJ 1 = $118, ADJ 4 = $30
Current portion of deferred revenue: ADJ 1 = ($4,645), ADJ 4 = ($3,832)

Restated Condensed Consolidated Statements of Operations and Comprehensive Loss Data
(In thousands, except share and per share amounts)

	Adj. Reference[a]	Three Months Ended June 30, 2023			Six Months Ended June 30, 2023		
		As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Revenue:							
Product revenue	ADJ 1	$ 7,243	$ (391)	$ 6,852	$ 15,997	$ 1,467	$ 17,464
Subscription revenue	ADJ 1, ADJ 4	7,964	(262)	7,702	14,430	(555)	13,875
Service revenue	ADJ 1, ADJ 4	3,905	(259)	3,646	6,691	(286)	6,405
License fee and other revenue	ADJ 1	713	(11)	702	1,288	(8)	1,280
Total revenue		19,825	(923)	18,902	38,406	618	39,024
Cost of revenue:							
Cost of product revenue	ADJ 1, ADJ 4	7,722	(305)	7,417	18,300	1,479	19,779
Cost of subscription revenue	ADJ 1, ADJ 4	3,406	(121)	3,285	5,757	(138)	5,619
Cost of service revenue		1,014	—	1,014	1,597	—	1,597
Cost of license fee and other revenue		270	—	270	574	—	574
Total cost of revenue		12,412	(426)	11,986	26,228	1,341	27,569
Gross profit		7,413	(497)	6,916	12,178	(723)	11,455
Operating expenses:							
Research and development	ADJ 4	6,395	(6)	6,389	11,784	—	11,784
Sales and marketing	ADJ 1, ADJ 4	13,613	(17)	13,596	26,417	(183)	26,234
General and administrative	ADJ 4	10,874	(9)	10,865	19,800	(7)	19,793
Loss from impairment of property and equipment		157	—	157	294	—	294
Total operating expenses		31,039	(32)	31,007	58,295	(190)	58,105
Loss from operations		(23,626)	(465)	(24,091)	(46,117)	(533)	(46,650)
Other income (expense), net:							
Interest expense		—	—	—	(654)	—	(654)
Interest income		1,853	—	1,853	2,806	—	2,806
Other expense, net		(22)	—	(22)	(3)	—	(3)
Loss on extinguishment of debt		—	—	—	(626)	—	(626)
Change in fair value of contingent earn-out liability		(28,113)	—	(28,113)	(31,431)	—	(31,431)
Change in fair value of contingently issuable common stock liability		(5,095)	—	(5,095)	(5,837)	—	(5,837)
Change in fair value of public warrant liability		(11,751)	—	(11,751)	(13,501)	—	(13,501)
Total other income (expense), net		(43,128)	—	(43,128)	(49,246)	—	(49,246)
Net loss		$ (66,754)	$ (465)	$ (67,219)	$ (95,363)	$ (533)	$ (95,896)
Weighted average common shares outstanding – basic and diluted		148,882,160	—	148,882,160	147,664,534	—	147,664,534
Net loss per share - basic and diluted		$ (0.45)	$ —	$ (0.45)	$ (0.65)	$ —	$ (0.65)
Net loss		$ (66,754)	$ (465)	$ (67,219)	$ (95,363)	$ (533)	$ (95,896)
Other comprehensive loss							
Cumulative translation adjustment		(17)	—	(17)	(33)	—	(33)
Total other comprehensive loss		(17)	—	(17)	(33)	—	(33)
Total comprehensive loss		$ (66,771)	$ (465)	$ (67,236)	$ (95,396)	$ (533)	$ (95,929)

185

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

Three months ended:
Subscription revenue: ADJ 1 = ($431), ADJ 4 = $169
Service revenue: ADJ 1 = ($90), ADJ 4 = ($169)
Cost of product revenue: ADJ 1 = ($304), ADJ 4 = ($1)
Cost of subscription revenue: ADJ 1 = ($83), ADJ 4 = ($38)
Sales and marketing: ADJ 1 = ($45), ADJ 4 = $28

Six months ended:
Subscription revenue: ADJ 1 = ($534), ADJ 4 = ($21)
Service revenue: ADJ 1 = ($307), ADJ 4 = $21
Cost of product revenue: ADJ 1 = $1,782, ADJ 4 = ($303)
Cost of subscription revenue: ADJ 1 = ($99) , ADJ 4 = ($39)
Sales and marketing: ADJ 1 = $40, ADJ 4 = ($223)

Restated Condensed Consolidated Statement of Cash Flows
(In thousands)

		Six Months Ended June 30, 2023		
		As Reported	Adjustment	As Restated
Cash flows from operating activities:				
Net loss	$	(95,363) $	(533) $	(95,896)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		4,087	(137)	3,950
Write-off of inventory and change in inventory reserve		337	(303)	34
Loss from impairment of property and equipment		294	—	294
Stock-based compensation		11,732	3	11,735
Non-cash interest expense		22	—	22
Amortization (accretion) of premium (discount) on marketable securities, net of change in accrued interest		(242)	—	(242)
Non-cash lease expense		432	—	432
Change in allowance for expected credit losses		173	—	173
Loss on extinguishment of debt		626	—	626
Change in fair value of earn-out liability		31,431	—	31,431
Change in fair value of contingently issuable common stock		5,837	—	5,837
Change in fair value of public warrant liability		13,501	—	13,501
Changes in operating assets and liabilities				
Accounts receivable		(646)	769	123
Inventory		5,080	1,783	6,863
Commission assets		(1,258)	(318)	(1,576)
Contract assets		(1,184)	(242)	(1,426)
Other assets		(43)	—	(43)
Prepaid expenses and other current assets		580	125	705
Accounts payable		(7,409)	—	(7,409)
Deferred revenue		24,113	(1,147)	22,966
Accrued expenses and other current liabilities		(342)	—	(342)
Operating lease liability		(513)	—	(513)
Net cash used in operating activities		(8,755)	—	(8,755)
Cash flows from investing activities:				
Development of internal-use software		(1,599)	—	(1,599)
Purchases of property and equipment		(33,173)	—	(33,173)

186

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Proceeds from sale of property and equipment	60	—	60
Purchases of marketable securities	(29,405)	—	(29,405)
Net cash used in investing activities	(64,117)	—	(64,117)
Cash flows from financing activities:			
Proceeds from exercise of stock options	344	—	344
Proceeds from long-term debt	1,876	—	1,876
Repayment of principal on long-term debt	(31,876)	—	(31,876)
Payment of debt issuance costs and prepayment penalty	(332)	—	(332)
Net cash used in financing activities	(29,988)	—	(29,988)
Effect of exchange rate changes on cash and cash equivalents	(33)	—	(33)
Net decrease in cash, cash equivalents and restricted cash	(102,893)	—	(102,893)
Cash, cash equivalents and restricted cash			
Cash, cash equivalents and restricted cash at beginning of period	230,058	—	230,058
Cash, cash equivalents and restricted cash at end of period	$ 127,165	$ —	$ 127,165
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 710	$ —	$ 710
Supplemental disclosure of non-cash activities			
Transfer of property and equipment to inventory	$ 191	$ —	$ 191
Capital expenditures incurred but not yet paid	13,572	—	13,572
Capitalization of stock compensation	218	—	218
Finback exercise price	348	—	348
Reconciliation of cash, cash equivalents and restricted cash:			
Cash and cash equivalents	$ 125,890	$ —	$ 125,890
Restricted cash	1,000	—	1,000
Restricted cash, noncurrent	275	—	275
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$ 127,165	$ —	$ 127,165

187

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 31, 2023

Restated Condensed Consolidated Balance Sheet
(In thousands, except share and per share amounts)

	Adj. Reference[a]	As Reported	Adjustment	As Restated
		As of March 31, 2023		
Assets				
Current assets:				
Cash and cash equivalents		$ 180,996	$ —	$ 180,996
Restricted cash		1,000	—	1,000
Accounts receivable, net	ADJ 1	23,156	(1,254)	21,902
Inventory	ADJ 1	8,816	355	9,171
Current portion of contract assets	ADJ 1	3,265	(81)	3,184
Current portion of commission asset	ADJ 1	3,293	26	3,319
Prepaid expenses and other current assets	ADJ 1	14,413	5	14,418
Total current assets		234,939	(949)	233,990
Restricted cash, noncurrent		275	—	275
Contract assets, noncurrent	ADJ 1	715	1	716
Commission asset, noncurrent	ADJ 1	6,390	77	6,467
Property and equipment, net	ADJ 1, ADJ 4	59,789	27	59,816
Operating lease right-of-use assets		1,459	—	1,459
Other assets		1,965	—	1,965
Total assets		$ 305,532	$ (844)	$ 304,688
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable		$ 19,192	$ —	$ 19,192
Accrued expenses and other current liabilities		6,477	—	6,477
Current portion of deferred revenue	ADJ 1	23,977	(400)	23,577
Current portion of operating lease liabilities		1,122	—	1,122
Total current liabilities		50,768	(400)	50,368
Deferred revenue, noncurrent		20,748	—	20,748
Operating lease liabilities, noncurrent		630	—	630
Contingent earn-out liability		17,536	—	17,536
Contingently issuable common stock liability		4,134	—	4,134
Public warrant liability		7,874	—	7,874
Total liabilities		101,690	(400)	101,290
Commitments and contingencies (Note 20)				
Stockholders' equity:				
Preferred stock		—	—	—
Common stock		15	—	15
Additional paid-in capital	ADJ 4	424,672	13	424,685
Accumulated other comprehensive loss		(26)	—	(26)
Accumulated deficit		(220,819)	(457)	(221,276)
Stockholders' equity		203,842	(444)	203,398
Total liabilities and stockholders' equity		$ 305,532	$ (844)	$ 304,688

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

Property and equipment, net: ADJ 1 = $35, ADJ 4 = ($8)

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restated Condensed Consolidated Statement of Operations and Comprehensive Loss Data
(In thousands, except share and per share amounts)

	Adj. Reference[a]	Three Months Ended March 31, 2023		
		As Reported	Adjustment	As Restated
Revenue:				
Product revenue	ADJ 1	$ 8,754	$ 1,858	$ 10,612
Subscription revenue	ADJ 1, ADJ 4	6,466	(293)	6,173
Service revenue	ADJ 1, ADJ 4	2,786	(27)	2,759
License fee and other revenue	ADJ 1	575	3	578
Total revenue		18,581	1,541	20,122
Cost of revenue:				
Cost of product revenue	ADJ 1, ADJ 4	10,578	1,784	12,362
Cost of subscription revenue	ADJ 1, ADJ 4	2,351	(17)	2,334
Cost of service revenue		583	—	583
Cost of license fee and other revenue		304	—	304
Total cost of revenue		13,816	1,767	15,583
Gross profit		4,765	(226)	4,539
Operating expenses:				
Research and development	ADJ 4	5,389	6	5,395
Sales and marketing	ADJ 1, ADJ 4	12,804	(166)	12,638
General and administrative	ADJ 4	8,926	2	8,928
Loss from impairment of property and equipment		137	—	137
Total operating expenses		27,256	(158)	27,098
Loss from operations		(22,491)	(68)	(22,559)
Other income (expense), net:				
Interest expense		(654)	—	(654)
Interest income		953	—	953
Other income, net		19	—	19
Loss on extinguishment of debt		(626)	—	(626)
Change in fair value of contingent earn-out liability		(3,318)	—	(3,318)
Change in fair value of contingently issuable common stock liability		(742)	—	(742)
Change in fair value of public warrant liability		(1,750)	—	(1,750)
Total other income (expense), net		(6,118)	—	(6,118)
Net loss		$ (28,609)	$ (68)	$ (28,677)
Weighted average common shares outstanding – basic and diluted		146,433,378	—	146,433,378
Net loss per share - basic and diluted		$ (0.20)	$ —	$ (0.20)
Net loss		$ (28,609)	$ (68)	$ (28,677)
Other comprehensive loss				
Cumulative translation adjustment		(16)	—	(16)
Total other comprehensive loss		(16)	—	(16)
Total comprehensive loss		$ (28,625)	$ (68)	$ (28,693)

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

Subscription revenue: ADJ 1 = ($103), ADJ 4 = ($190)
Service revenue: ADJ 1 = ($217), ADJ 4 = $190
Cost of product revenue: ADJ 1 = $2,086, ADJ 4 = ($302)
Cost of subscription revenue: ADJ 1 = ($16), ADJ 4 = ($1)
Sales and marketing: ADJ 1 = $85, ADJ 4 = ($251)

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restated Condensed Consolidated Statement of Cash Flows
(In thousands)

	Three Months Ended March 31, 2023		
	As Reported	Adjustment	As Restated
Cash flows from operating activities:			
Net loss	$ (28,609)	$ (68)	$ (28,677)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,815	(17)	1,798
Write-off of inventory and change in inventory reserve	214	(303)	(89)
Loss from impairment of property and equipment	137	—	137
Stock-based compensation	5,043	(9)	5,034
Non-cash interest expense	22	—	22
Non-cash lease expense	214	—	214
Change in allowance for expected credit losses	124	—	124
Loss on extinguishment of debt	626	—	626
Change in fair value of earn-out liability	3,318	—	3,318
Change in fair value of contingently issuable common stock	742	—	742
Change in fair value of public warrant liability	1,750	—	1,750
Changes in operating assets and liabilities			
Accounts receivable	8,640	(4,227)	4,413
Inventory	1,418	2,086	3,504
Commission assets	(644)	(285)	(929)
Contract assets	258	(414)	(156)
Other assets	(130)	—	(130)
Prepaid expenses and other current assets	(25)	138	113
Accounts payable	(2,213)	—	(2,213)
Deferred revenue	8,757	3,099	11,856
Accrued expenses and other current liabilities	(4,637)	—	(4,637)
Operating lease liability	(254)	—	(254)
Net cash used in operating activities	(3,434)	—	(3,434)
Cash flows from investing activities:			
Development of internal-use software	(733)	—	(733)
Purchases of property and equipment	(13,365)	—	(13,365)
Proceeds from sale of property and equipment	60	—	60
Net cash used in investing activities	(14,038)	—	(14,038)
Cash flows from financing activities:			
Proceeds from exercise of stock options	33	—	33
Proceeds from long-term debt	1,876	—	1,876
Repayment of principal on long-term debt	(31,876)	—	(31,876)
Payment of debt issuance costs and prepayment penalty	(332)	—	(332)
Net cash used in financing activities	(30,299)	—	(30,299)
Effect of exchange rate changes on cash and cash equivalents	(16)	—	(16)
Net decrease in cash, cash equivalents and restricted cash	(47,787)	—	(47,787)
Cash, cash equivalents and restricted cash			
Cash, cash equivalents and restricted cash at beginning of period	230,058	—	230,058
Cash, cash equivalents and restricted cash at end of period	$ 182,271	$ —	$ 182,271
Supplemental disclosure of cash flow information			

190

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash paid for interest	$	710	$	—	$	710
Supplemental disclosure of non-cash activities						
Transfer of property and equipment to inventory	$	191	$	—	$	191
Capital expenditures incurred but not yet paid		10,648		—		10,648
Capitalization of stock compensation		91		—		91
Finback exercise price		348		—		348
Reconciliation of cash, cash equivalents and restricted cash:						
Cash and cash equivalents	$	180,996	$	—	$	180,996
Restricted cash		1,000		—		1,000
Restricted cash, noncurrent		275		—		275
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$	182,271	$	—	$	182,271

191

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three and Nine Months Ended September 30, 2022

Restated Condensed Consolidated Balance Sheet
(In thousands, except share and per share amounts)

	Adj. Reference[a]	As Reported	Adjustment	As Restated
		As of September 30, 2022		
Assets				
Current assets:				
Cash and cash equivalents		$ 218,499	$ —	$ 218,499
Restricted cash		400	—	400
Accounts receivable, net	ADJ 1	21,199	1,442	22,641
Inventory	ADJ 1, ADJ 4	6,732	(104)	6,628
Current portion of contract assets	ADJ 1	5,291	(1,975)	3,316
Current portion of commission asset	ADJ 1	2,413	4	2,417
Prepaid expenses and other current assets	ADJ 1	20,223	13	20,236
Total current assets		274,757	(620)	274,137
Restricted cash, noncurrent		275	—	275
Contract assets, noncurrent	ADJ 1	1,524	(27)	1,497
Commission asset, noncurrent	ADJ 1	4,607	11	4,618
Property and equipment, net	ADJ 1, ADJ 4	40,532	5	40,537
Operating lease right-of-use assets		1,882	—	1,882
Other assets		2,045	—	2,045
Total assets		$ 325,622	$ (631)	$ 324,991
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable		$ 11,139	$ —	$ 11,139
Accrued expenses and other current liabilities	ADJ 4	8,884	106	8,990
Current portion of deferred revenue	ADJ 1	15,852	(177)	15,675
Current portion of long-term debt		4,000	—	4,000
Current portion of operating lease liabilities		1,106	—	1,106
Total current liabilities		40,981	(71)	40,910
Deferred revenue, noncurrent		9,234	—	9,234
Long-term debt, noncurrent		4,959	—	4,959
Operating lease liabilities, noncurrent		1,147	—	1,147
Contingent earn-out liability		11,452	—	11,452
Contingently issuable common stock liability		2,735	—	2,735
Public warrant liability		6,733	—	6,733
Total liabilities		77,241	(71)	77,170
Commitments and contingencies (Note 20)				
Stockholders' equity:				
Preferred stock		—	—	—
Common stock		14	—	14
Additional paid-in capital		412,238	—	412,238
Accumulated other comprehensive loss		35	—	35
Accumulated deficit		(163,906)	(560)	(164,466)
Stockholders' equity		248,381	(560)	247,821
Total liabilities and stockholders' equity		$ 325,622	$ (631)	$ 324,991

192

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

Inventory: ADJ 1 = $284, ADJ 4 = ($388)
Property and equipment, net: ADJ 1 = $14, ADJ 4 = ($9)

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restated Condensed Consolidated Statements of Operations and Comprehensive Loss Data
(In thousands, except share and per share amounts)

	Adj. Reference[a]	Three Months Ended September 30, 2022			Nine Months Ended September 30, 2022		
		As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Revenue:							
Product revenue	ADJ 1	$ 9,839	$ (232)	$ 9,607	$ 19,179	$ (214)	$ 18,965
Subscription revenue	ADJ 1, ADJ 4	5,198	(93)	5,105	12,208	(327)	11,881
Service revenue	ADJ 1, ADJ 4	1,190	113	1,303	2,237	174	2,411
License fee and other revenue	ADJ 1	303	(22)	281	686	(16)	670
Total revenue		16,530	(234)	16,296	34,310	(383)	33,927
Cost of revenue:							
Cost of product revenue	ADJ 1, ADJ 4	12,960	104	13,064	23,513	104	23,617
Cost of subscription revenue	ADJ 1, ADJ 4	2,207	(30)	2,177	5,730	(4)	5,726
Cost of service revenue		500	—	500	1,652	—	1,652
Cost of license fee and other revenue		638	—	638	1,740	—	1,740
Total cost of revenue		16,305	74	16,379	32,635	100	32,735
Gross profit		225	(308)	(83)	1,675	(483)	1,192
Operating expenses:							
Research and development	ADJ 4	5,616	(434)	5,182	13,947	(216)	13,731
Sales and marketing	ADJ 1, ADJ 4	11,746	223	11,969	33,169	77	33,246
General and administrative	ADJ 4	8,839	254	9,093	29,268	216	29,484
Loss from impairment of property and equipment	ADJ 4	626	(437)	189	1,038	—	1,038
Total operating expenses		26,827	(394)	26,433	77,422	77	77,499
Loss from operations		(26,602)	86	(26,516)	(75,747)	(560)	(76,307)
Other income (expense), net:							
Interest expense		(188)	—	(188)	(489)	—	(489)
Interest income		1,052	—	1,052	1,611	—	1,611
Other expense, net		(57)	—	(57)	(57)	—	(57)
Change in fair value of contingent earn-out liability		7,245	—	7,245	9,754	—	9,754
Change in fair value of contingently issuable common stock liability		1,081	—	1,081	2,529	—	2,529
Change in fair value of public warrant liability		(1,146)	—	(1,146)	4,297	—	4,297
Total other income (expense), net		7,987	—	7,987	17,645	—	17,645
Net loss		$ (18,615)	$ 86	$ (18,529)	$ (58,102)	$ (560)	$ (58,662)
Weighted average common shares outstanding – basic and diluted		144,117,273	—	144,117,273	143,522,555	—	143,522,555
Net loss per share - basic and diluted		$ (0.13)	$ —	$ (0.13)	$ (0.40)	$ (0.01)	$ (0.41)
Net loss		$ (18,615)	$ 86	$ (18,529)	$ (58,102)	$ (560)	$ (58,662)
Other comprehensive loss							
Cumulative translation adjustment		45	—	45	35	—	35
Total other comprehensive loss		45	—	45	35	—	35
Total comprehensive loss		$ (18,570)	$ 86	$ (18,484)	$ (58,067)	$ (560)	$ (58,627)

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

Three months ended:
Subscription revenue: ADJ 1 = $100, ADJ 4 = ($193)
Service revenue: ADJ 1 = ($80), ADJ 4 = $193

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of product revenue: ADJ 1 = ($284), ADJ 4 = $388
Cost of subscription revenue: ADJ 1 = $1, ADJ 4 = ($31)
Sales and marketing: ADJ 1 = ($28), ADJ 4 = $251

Nine months ended:
Subscription revenue: ADJ 1 = ($73), ADJ 4 = ($254)
Service revenue: ADJ 1 = ($80), ADJ 4 = $254
Cost of product revenue: ADJ 1 = ($284), ADJ 4 = $388
Cost of subscription revenue: ADJ 1 = ($13) , ADJ 4 = $9
Sales and marketing: ADJ 1 = ($29), ADJ 4 = $106

Restated Condensed Consolidated Statement of Cash Flows
(In thousands)

	Nine Months Ended September 30, 2022		
	As Reported	Adjustment	As Restated
Cash flows from operating activities:			
Net loss	$ (58,102)	$ (560)	$ (58,662)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	3,782	(17)	3,765
Write-off of inventory and change in inventory reserve	559	—	559
Adjustment to property and equipment for sales type leases	(625)	—	(625)
Loss from impairment of property and equipment	1,038	—	1,038
Stock-based compensation	15,513	106	15,619
Non-cash interest expense	14	—	14
Non-cash lease expense	602	—	602
Change in allowance for expected credit losses	100	—	100
Change in fair value of earn-out liability	(9,754)	—	(9,754)
Change in fair value of contingently issuable common stock	(2,529)	—	(2,529)
Change in fair value of public warrant liability	(4,297)	—	(4,297)
Changes in operating assets and liabilities			
Accounts receivable	(14,822)	(1,442)	(16,264)
Inventory	(4,401)	104	(4,297)
Commission assets	(1,656)	(15)	(1,671)
Contract assets	(1,938)	2,002	64
Other assets	(629)	—	(629)
Prepaid expenses and other current assets	(9,009)	(13)	(9,022)
Accounts payable	2,177	—	2,177
Deferred revenue	16,005	(177)	15,828
Accrued expenses and other current liabilities	(750)	—	(750)
Operating lease liability	(699)	—	(699)
Net cash used in operating activities	(69,421)	(12)	(69,433)
Cash flows from investing activities:			
Development of internal-use software	(1,936)	—	(1,936)
Purchases of property and equipment[(1)]	(17,554)	12	(17,542)
Proceeds from sale of property and equipment	312	—	312
Net cash used in investing activities	(19,178)	12	(19,166)
Cash flows from financing activities:			
Proceeds from exercise of stock options	571	—	571
Repayment of principal on long-term debt	(1,000)	—	(1,000)

Net cash used in financing activities		(429)		—		(429)
Effect of exchange rate changes on cash and cash equivalents		35		—		35
Net decrease in cash, cash equivalents and restricted cash		(88,993)		—		(88,993)
Cash, cash equivalents and restricted cash						
Cash, cash equivalents and restricted cash at beginning of period		308,167		—		308,167
Cash, cash equivalents and restricted cash at end of period	$	219,174	$	—	$	219,174
Supplemental disclosure of cash flow information						
Cash paid for interest	$	478	$	—	$	478
Supplemental disclosure of non-cash activities						
Capital expenditures incurred but not yet paid		5,935		—		5,935
Capitalization of stock compensation		90		—		90
Reconciliation of cash, cash equivalents and restricted cash:						
Cash and cash equivalents	$	218,499	$	—	$	218,499
Restricted cash		400		—		400
Restricted cash, noncurrent		275		—		275
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$	219,174	$	—	$	219,174

(1) Relates to adjustments related to ADJ 4.

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three and Six Months Ended June 30, 2022

Restated Condensed Consolidated Balance Sheet
(In thousands, except share and per share amounts)

	Adj. Reference[a]	As Reported	Adjustment	As Restated
		As of June 30, 2022		
Assets				
Current assets:				
Cash and cash equivalents		$ 242,691	$ —	$ 242,691
Restricted cash		400	—	400
Accounts receivable, net	ADJ 1, ADJ 4	12,183	687	12,870
Inventory		6,010	—	6,010
Current portion of contract assets	ADJ 1, ADJ 4	3,070	(947)	2,123
Current portion of commission asset		2,079	—	2,079
Prepaid expenses and other current assets		20,920	—	20,920
Total current assets		287,353	(260)	287,093
Restricted cash, noncurrent		275	—	275
Contract assets, noncurrent		3,159	—	3,159
Commission asset, noncurrent	ADJ 1	3,624	2	3,626
Property and equipment, net	ADJ 1, ADJ 4	34,379	(463)	33,916
Operating lease right-of-use assets		2,092	—	2,092
Other assets		2,172	—	2,172
Total assets		$ 333,054	$ (721)	$ 332,333
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable		$ 9,427	$ —	$ 9,427
Accrued expenses and other current liabilities	ADJ 4	7,759	35	7,794
Current portion of deferred revenue	ADJ 1	10,782	(110)	10,672
Current portion of long-term debt		4,000	—	4,000
Current portion of operating lease liabilities		1,097	—	1,097
Total current liabilities		33,065	(75)	32,990
Deferred revenue, noncurrent		4,330	—	4,330
Long-term debt, noncurrent		5,955	—	5,955
Operating lease liabilities, noncurrent		1,398	—	1,398
Contingent earn-out liability		18,697	—	18,697
Contingently issuable common stock liability		3,816	—	3,816
Public warrant liability		5,587	—	5,587
Total liabilities		72,848	(75)	72,773
Commitments and contingencies (Note 20)				
Stockholders' equity:				
Preferred stock		—	—	—
Common stock		14	—	14
Additional paid-in capital		405,493	—	405,493
Accumulated other comprehensive loss		(10)	—	(10)
Accumulated deficit		(145,291)	(646)	(145,937)
Stockholders' equity		260,206	(646)	259,560
Total liabilities and stockholders' equity		$ 333,054	$ (721)	$ 332,333

197

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

Accounts receivable, net: ADJ 1 = ($130), ADJ 4 = $817
Current portion of contract assets: ADJ 1 = ($130), ADJ 4 = ($817)
Property and equipment, net: ADJ 1 = $14, ADJ 4 = ($477)

198

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restated Condensed Consolidated Statements of Operations and Comprehensive Loss Data
(In thousands, except share and per share amounts)

	Adj. Reference[a]	Three Months Ended June 30, 2022			Six Months Ended June 30, 2022		
		As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Revenue:							
Product revenue	ADJ 1	$ 4,146	$ 18	$ 4,164	$ 9,340	$ 18	$ 9,358
Subscription revenue	ADJ 1, ADJ 4	4,006	(234)	3,772	7,010	(234)	6,776
Service revenue	ADJ 4	721	61	782	1,047	61	1,108
License fee and other revenue	ADJ 1	197	6	203	383	6	389
Total revenue		9,070	(149)	8,921	17,780	(149)	17,631
Cost of revenue:							
Cost of product revenue		5,347	—	5,347	10,553	—	10,553
Cost of subscription revenue	ADJ 1, ADJ 4	1,981	26	2,007	3,523	26	3,549
Cost of service revenue		467	—	467	1,152	—	1,152
Cost of license fee and other revenue		722	—	722	1,102	—	1,102
Total cost of revenue		8,517	26	8,543	16,330	26	16,356
Gross profit		553	(175)	378	1,450	(175)	1,275
Operating expenses:							
Research and development	ADJ 4	4,156	218	4,374	8,331	218	8,549
Sales and marketing	ADJ 1, ADJ 4	11,751	(146)	11,605	21,423	(146)	21,277
General and administrative	ADJ 4	9,612	(38)	9,574	20,429	(38)	20,391
Loss from impairment of property and equipment	ADJ 4	316	437	753	412	437	849
Total operating expenses		25,835	471	26,306	50,595	471	51,066
Loss from operations		(25,282)	(646)	(25,928)	(49,145)	(646)	(49,791)
Other income (expense), net:							
Interest expense		(159)	—	(159)	(301)	—	(301)
Interest income		491	—	491	559	—	559
Change in fair value of contingent earn-out liability		(569)	—	(569)	2,509	—	2,509
Change in fair value of contingently issuable common stock liability		(24)	—	(24)	1,448	—	1,448
Change in fair value of public warrant liability		(143)	—	(143)	5,443	—	5,443
Total other income (expense), net		(404)	—	(404)	9,658	—	9,658
Loss before income taxes		(25,686)	(646)	(26,332)	(39,487)	(646)	(40,133)
Net loss		$ (25,686)	$ (646)	$ (26,332)	$ (39,487)	$ (646)	$ (40,133)
Weighted average common shares outstanding – basic and diluted		143,552,032	—	143,552,032	143,220,268	—	143,220,268
Net loss per share - basic and diluted		$ (0.18)	$ —	$ (0.18)	$ (0.28)	$ —	$ (0.28)
Net loss		$ (25,686)	$ (646)	$ (26,332)	$ (39,487)	$ (646)	$ (40,133)
Other comprehensive loss							
Cumulative translation adjustment		(10)	—	(10)	(10)	—	(10)
Total other comprehensive loss		(10)	—	(10)	(10)	—	(10)
Total comprehensive loss		$ (25,696)	$ (646)	$ (26,342)	$ (39,497)	$ (646)	$ (40,143)

(a) Category references are described in Note 2. Restatement of Financial Statements. Where adjustments relate to multiple categories, the adjustment amounts of each category are noted below and sum to the total adjustment reflected in the table above:

Subscription revenue: ADJ 1 = ($173), ADJ 4 = ($61)
Cost of subscription revenue: ADJ 1 = ($14), ADJ 4 = $40
Sales and marketing: ADJ 1 = ($1), ADJ 4 = ($145)

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restated Condensed Consolidated Statement of Cash Flows
(In thousands)

		Six Months Ended June 30, 2022				
		As Reported		Adjustment		As Restated
Cash flows from operating activities:						
Net loss	$	(39,487)	$	(646)	$	(40,133)
Adjustments to reconcile net loss to net cash used in operating activities:						
Depreciation and amortization		2,350		(17)		2,333
Write-off of inventory and change in inventory reserve		425		—		425
Adjustment to property and equipment for sales type leases		(625)		—		(625)
Loss from impairment of property and equipment		412		437		849
Stock-based compensation		8,988		35		9,023
Non-cash interest expense		10		—		10
Non-cash lease expense		392		—		392
Change in allowance for expected credit losses		80		—		80
Change in fair value of earn-out liability		(2,509)		—		(2,509)
Change in fair value of contingently issuable common stock		(1,448)		—		(1,448)
Change in fair value of public warrant liability		(5,443)		—		(5,443)
Changes in operating assets and liabilities						
Accounts receivable		(5,786)		(687)		(6,473)
Inventory		(3,545)		—		(3,545)
Commission assets		(339)		(2)		(341)
Contract assets		(1,352)		947		(405)
Other assets		(756)		—		(756)
Prepaid expenses and other current assets		(9,707)		—		(9,707)
Accounts payable		2,147		—		2,147
Deferred revenue		6,031		(110)		5,921
Accrued expenses and other current liabilities		(1,876)		1		(1,875)
Operating lease liability		(457)		—		(457)
Net cash used in operating activities		(52,495)		(42)		(52,537)
Cash flows from investing activities:						
Development of internal-use software		(1,301)		—		(1,301)
Purchases of property and equipment[1]		(11,379)		42		(11,337)
Net cash used in investing activities		(12,680)		42		(12,638)
Cash flows from financing activities:						
Proceeds from exercise of stock options		384		—		384
Net cash provided by financing activities		384		—		384
Effect of exchange rate changes on cash and cash equivalents		(10)		—		(10)
Net decrease in cash, cash equivalents and restricted cash		(64,801)		—		(64,801)
Cash, cash equivalents and restricted cash						
Cash, cash equivalents and restricted cash at beginning of period		308,167		—		308,167
Cash, cash equivalents and restricted cash at end of period	$	243,366	$	—	$	243,366
Supplemental disclosure of cash flow information						
Cash paid for interest	$	277	$	—	$	277
Supplemental disclosure of non-cash activities						
Capital expenditures incurred but not yet paid		4,256		—		4,256
Capitalization of stock compensation		57		—		57

200

EVOLV TECHNOLOGIES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$	242,691	$	— $	242,691
Restricted cash		400		—	400
Restricted cash, noncurrent		275		—	275
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$	243,366	$	— $	243,366

(1) Relates to adjustments related to ADJ 4.

24. Subsequent Events

In January 2025, the Company implemented a Board-approved reduction in force affecting 40 members of its workforce. This action is part of the Company's initiative to increase its annualized run rate cash savings as the Company seeks further flexibility to pursue its investment strategy with certain growth opportunities.

The Company incurred pre-tax charges of $2.7 million for the reduction in force, substantially all of which was incurred in the first quarter of 2025. These charges consist of one-time termination charges arising from severance obligations of approximately $2.0 million, extended eligibility for the vesting of certain equity awards originally scheduled to vest on or before March 1, 2025, resulting in incremental non-cash expense of $0.5 million and other customary employee benefit payments in connection with a reduction in force of $0.2 million. Substantially all severance and related payments to affected individuals were completed by March 2025, with the exception of three employees who are subject to a continuous payment through July 2025 under the Company's Severance And Change In Control Plan.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Limitations on effectiveness of controls and procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of our controls and procedures relative to their costs.

Evaluation of disclosure controls and procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024, due to the material weaknesses in our internal control over financial reporting as described below.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, including our principal executive officer and principal financial officer, conducted an assessment as of December 31, 2024 of the effectiveness of our internal control over financial reporting based on the criteria set forth in "Internal Control–Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting was not effective due to the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:

- We did not design and maintain an effective control environment as we did not demonstrate a commitment to maintaining integrity and ethical values. Specifically, we did not sufficiently promote, monitor or enforce appropriate accounting policies and procedures, thereby resulting in inappropriate recognition of revenue due to the failure to consider the impact of certain extra-contractual terms and conditions in sales agreements on the amount and timing of revenue to be recognized;

- Additionally, we lacked a sufficient complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements. The limited personnel resulted in our inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions;

- We did not design and maintain effective controls in response to the risks of material misstatement as changes to existing controls or the implementation of new controls were not sufficient to respond to changes to the risks of material misstatement to financial reporting;

- We did not design and maintain effective controls for communicating and sharing information between the sales, accounting and finance departments. Specifically, the accounting and finance departments were not consistently provided the complete and adequate support, documentation, and information including the nature of relationships with certain customers to record revenue transactions within the financial statements timely, completely and accurately. Additionally, there have been instances in which indications of extra-contractual terms and conditions in sales arrangements were not disclosed to the Audit Committee of the Board and the external auditors;

- We did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including the classification of various accounts in the financial statements and the presentation and disclosure of items in the consolidated statements of cash flows;

- We did not design and maintain effective controls to analyze, account for and disclose non-routine, unusual or complex transactions. Specifically, we did not design and maintain controls to timely analyze and account for debt modifications and extinguishments, convertible notes, warrant instruments, non-routine complex revenue transactions including the leasing of products and transfer of inventory for leased assets into property plant and equipment, merger transactions, and the accounting and valuation of earn out liabilities; and

- We did not design and maintain formal accounting policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures, including controls over the preparation and review of account reconciliations and journal entries, and control activities related to all significant accounts and disclosures.

The material weaknesses in the control environment, including the lack of a sufficient complement of personnel, risk assessment, and information and communication components of internal control, as well as the material weakness related to revenue control activities resulted in the restatement of the consolidated financial statements for the annual periods ended December 31, 2022 and 2023, and the quarterly periods included in such fiscal years beginning with the second quarter of 2022, and for the quarterly periods as of and for the periods ended March 31, 2024 and June 30, 2024; as well as adjustments to the consolidated annual financial statements for the year-ended December 31, 2024, and the quarterly period ended September 30, 2024, that were recorded prior to the issuance of those financial statements.

The material weaknesses related to the lack of sufficient complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience, risk assessment, lack of effective controls over the period-end financial reporting process, lack of effective controls related to non-routine, unusual or complex transactions, and the lack of effective control activities related to all significant accounts and disclosures resulted in:

- the restatement of the Company's financial statements as of and for the three and six months ended June 30, 2023;

- the revision of the Company's previously issued 2020 annual financial statements, 2021 quarterly and annual financial statements, and quarterly financial statements for the three months ended March 31, 2022; and

- adjustments and certain immaterial misstatements in the consolidated financial statements to prepaid and other current assets, accounts payable and accrued liabilities, long-term and short-term debt, convertible notes, contingent earn-out liabilities, change in fair value of contingent earn-out liability, equity, commission assets, contract assets, revenue, deferred revenue, accounts receivable, inventory, property plant and equipment, cost of sales, and various expense line items and related financial statement disclosures as of and for the years ended December 31, 2019, 2020, 2021, 2022, 2023, and 2024; as well as certain quarterly periods within those years.

Additionally, the material weaknesses could result in a misstatement of the consolidated financial statements and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

- In addition to the foregoing, we did not design and maintain effective controls over information technology ("IT") general controls for information systems that are relevant to the preparation of our consolidated financial statements, specifically, with respect to: (i) program change management controls for financial

systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements. These IT deficiencies did not result in a misstatement to the consolidated financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Remediation Plan for the Material Weaknesses

We continue to be focused on designing and implementing effective internal controls to improve our internal control over financial reporting and remediate the material weaknesses. Our efforts include a number of actions:

- Our new leadership team, together with other senior executives, is committed to achieving and maintaining a strong control environment, high ethical standards, and financial reporting integrity. This commitment will be communicated to and reinforced with every Evolv employee and external stakeholders;

- The development and communication of a framework that will serve as a set of guiding principles emphasizing our commitment to accounting and financial reporting integrity as well as transparency and robust and complete communications with, and disclosures to, the Board of Directors and external auditors;

- We continue to reinforce the importance of communication between the sales, accounting and finance departments regarding key terms of, and changes or modifications to, sales transactions, including by establishing controls requiring finance department approval of certain non-standard terms;

- We are designing a new deal review policy and process, including enhanced certification by the Sales team of terms and conditions, to ensure proper communication to the accounting and finance departments to allow for an effective review of the accounting for the transactions;

- We are implementing a new channel partner program intended to strengthen compliance with contractual terms and conditions, as well as to enhance controls over related communication and sharing of information with the accounting and finance departments;

- We have reviewed and updated our Audit Committee and Compliance Committee Charters to ensure enhanced risk oversight and adherence to our ethical values;

- We have, and will continue to hire, additional accounting personnel to bolster our reporting, technical accounting, and internal control capabilities. Additionally, we are in the process of designing and implementing controls to formalize roles and review responsibilities to align with our team's skills and experience and designing and implementing controls over segregation of duties;

- We have enhanced the competencies of our accounting function including the hiring of a new Chief Accounting Officer ("CAO") in January 2025. Our CAO has extensive public company experience and will strengthen our internal accounting team by providing technical accounting oversight over our financial reporting and disclosure processes and controls. Additionally, we hired a new Chief Revenue Officer in February 2025 to provide leadership and accountability over our sales agreement and revenue recognition accounting processes;

- We have launched additional trainings to the Finance and Sales teams around the responsibility of preventing financial misconduct and commitment to maintaining integrity and ethical values. We intend to launch additional company-wide trainings related to our Code of Business Conduct to promote an ethical culture, further educate employees on Company policies and align with public company standards;

- We have designed and implemented additional review and training procedures within Evolv's accounting and finance functions to enhance knowledge and understanding of internal control over financial reporting;

- We have performed, and will continue to perform, a financial statement risk assessment in order to identify material financial statement line items for which key controls are needed in order to ensure complete and accurate financial reporting. Additionally, we have engaged outside consultants to assist with the design and implementation of control activities resulting from the aforementioned risk assessment;

- We have engaged a large national advisory firm as of January 2025 to assist in the design and implementation of control activities across the business processes that support the Company's significant accounts and disclosures;

- Over the past year, we implemented controls related to, among other items, (i) the period-end financial reporting process and classification of various accounts in our consolidated financial statements, including the presentation and disclosure of items in the consolidated statements of cash flows, (ii) timely identification and accounting for non-routine, unusual and complex transactions, including controls over the preparation and review of accounting memoranda addressing these matters, (iii) revenue recognition, including non-routine complex revenue transactions that may also include the leasing of products and the recording of revenue transactions in the appropriate period, (iv) completeness and accuracy of accounts payable and accrued liabilities, and (v) completeness, accuracy, valuation, and classification of cash equivalents and marketable securities. We are in the process of designing and implementing controls over the preparation and review of journal entries and account reconciliations to ensure proper segregation of duties;

- We are in the process of creating and maintaining formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures;

- We are in the process of designing and implementing information technology general controls for all relevant information systems, including controls over program change management, the review, approval and update of user access rights and privileges, controls over batch jobs and data backups, and program development approvals and testing for new systems;

- We continue to make investments in our technology platforms including enhancing our financial and human resources systems to further automate processes and reduce the risk of manual errors; and

- We are continuing to assess the need for new systems for which IT general controls will be designed and implemented.

The process of designing and maintaining effective internal control over financial reporting is a continuous effort that requires management to anticipate and react to changes in our business, economic, and regulatory environments and to expend significant resources. As we continue to evaluate our internal control over financial reporting, we may take additional actions to remediate the material weaknesses or modify the remediation actions described above.

While we continue to devote significant time and attention to these remediation efforts, the material weaknesses will not be considered remediated until management completes the design and implementation of the actions described above and the controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2024, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to the section entitled "Proposal 1 - Election of Directors," "Corporate Governance," "Committees of the Board- Audit Committee," and "Executive Officers" in the Proxy Statement. We will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement in a section entitled "Delinquent Section 16(a) Reports," and such disclosure, if any, is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION

The information required by this item is incorporated by reference to the section entitled "Executive Compensation" and "Corporate Governance - Director Compensation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Person Transactions" and "Corporate Governance - Director Independence" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT'S FEES AND SERVICES

The information required by this item is incorporated by reference to the section entitled "Proposal 3 - Ratification of Appointment of Independent Registered Public Accounting Firm - Independent Registered Public Accounting Firm Fees and Other Matters" in the Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements.

See "Index to Consolidated Financial Statements" included in Item 8, *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules.

All financial statement schedules for the Company have been included in the consolidated financial statements or the related footnotes, or are either inapplicable or not required.

(a)(3) Exhibits.

The following is a list of exhibits filed or incorporated by reference as part of this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit No.	Description	Incorporated by Reference				Filed/Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
2.1	Agreement and Plan of Merger dated as of March 5, 2021, by and among NewHold Investment Corp., NHIC Sub Inc. and Evolv Technologies, Inc.	Form 8-K	001-39417	2.1	March 8, 2021	
2.2	First Amendment to Agreement and Plan of Merger dated June 5, 2021, by and among NewHold Investment Corp., NHIC Sub Inc. and Evolv Technologies, Inc.	Form 8-K	001-39417	2.2	July 22, 2021	
3.1	Second Amended and Restated Certificate of Incorporation.	Form 10-Q	001-39417	3.1	November 15, 2021	
3.2	Amended and Restated Bylaws.	Form 8-K	001-39417	3.1	January 31, 2024	
4.1	Specimen Warrant Certificate of the Registrant	Form S-1/A	333-233299	4.3	July 27, 2020	
4.2	Warrant Agreement, dated July 30, 2020, by and between Continental Stock Transfer & Trust Company and NewHold Investment Corp.	Form S-1/A	333-233299	4.4	July 27, 2020	
4.3	Description of registered securities	Form 10-K	001-39417	4.4	March 28, 2022	
10.1	Letter Agreement, dated March 5, 2021, by and among NewHold Industrial Technology Holdings LLC, Evolv Technologies, Inc., NewHold Investment Corp. and certain other parties thereto.	Form 8-K	001-39417	10.2	March 8, 2021	
10.2	Stockholder Agreement dated as of March 5, 2021 by and between NewHold Investment Corp. and Motorola Solutions, Inc.	Form 8-K	001-39417	10.4	March 8, 2021	
10.3#	Form of Indemnification Agreement.	Form S-4/A	333-255017	10.10	June 9, 2021	

10.4#	Offer Letter between Evolv Technologies Holdings, Inc. and John Kedzierski	Form S-4/A	333-255017	10.1	December 9, 2024	
10.5#	Executive Employment Agreement between Evolv Technologies, Inc. and Anil R. Chitkara.	Form S-4/A	333-255017	10.12	June 9, 2021	
10.6#	Evolv Technologies Holdings, Inc. 2021 Incentive Award Plan.	Form S-8	333-259961	99.1	September 21, 2021	
10.7#	Evolv Technologies Holdings, Inc. 2021 Employee Stock Purchase Plan.	Form S-8	333-259961	99.2	September 21, 2021	
10.8#	Amended and Restated Registration Rights Agreement by and among NewHold, Evolv and certain stockholders.	Form 10-K	001-39417	10.9	March 24, 2023	
10.9#	Form of Restricted Stock Unit Award Agreement under the 2021 Incentive Award Plan	Form 10-Q	001-39417	10.1	November 15, 2021	
10.10#	Form of Option Award Agreement under the 2021 Incentive Award Plan	Form 10-Q	001-39417	10.1	November 9, 2022	
10.11#	Evolv Technologies, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan.	Form S-8	333-259961	99.3	September 21, 2021	
10.12#	Evolv Technologies Holdings, Inc. Executive Officer Performance Bonus Plan	Form 8-K	001-39417	10.1	March 2, 2023	
10.13#	Evolv Technologies Holdings, Inc. Severance and Change in Control Plan	Form 8-K	001-39417	10.1	October 31, 2022	
10.14#	Amended Non-Employee Director Compensation Policy	Form 10-Q	001-39417	10.1	November 9, 2023	
19.1	Insider Trading Compliance Policy					*
21.1	List of Subsidiaries.					*
23.1	Consent of PricewaterhouseCoopers LLP.					*
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a).					*
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a).					*
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350.					**
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350.					**
97#	Executive Officer Compensation Recovery Policy					*
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	*
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	*
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)	*

---

*   Filed herewith.
**   Furnished herewith.
\#   Management contract or compensatory plan, contract or arrangement.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

EVOLV TECHNOLOGIES HOLDINGS, INC.

Date: April 28, 2025   By: /s/ David Rawden

David Rawden

Interim Chief Financial Officer, Principal Financial Officer, and Principal Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John Kedzierski John Kedzierski	President, Chief Executive Officer and Director (Principal Executive Officer)	April 28, 2025
/s/ David Rawden David Rawden	Interim Chief Financial Officer	April 28, 2025
/s/ Neil Glat Neil Glat	Chairman of the Board	April 28, 2025
/s/ Kevin Charlton Kevin Charlton	Director	April 28, 2025
/s/ Michael Ellenbogen Michael Ellenbogen	Director	April 28, 2025
/s/ David Mounts Gonzales David Mounts Gonzales	Director	April 28, 2025
/s/ Rajan Naik Rajan Naik	Director	April 28, 2025
/s/ Richard Shapiro Richard Shapiro	Director	April 28, 2025
/s/ Kimberly Sheehy Kimberly Sheehy	Director	April 28, 2025
/s/ Mark Sullivan Mark Sullivan	Director	April 28, 2025
/s/ Bilal Zuberi Bilal Zuberi	Director	April 28, 2025

Evolv Technologies Holdings, Inc.
Corporate Information

Directors

Kevin Charlton
Chief Executive Officer
NewHold Investment Corp III

Michael Ellenbogen
Chief Innovation Officer & Co-Founder
Evolv Technologies Holdings, Inc.

Neil Glat
Independent Board Director

David Mounts Gonzales
Independent Board Director

John Kedzierski
President & Chief Executive Officer
Evolv Technologies Holdings, Inc.

Rajan Naik
Chief Strategy Officer
Motorola Solutions, Inc.

Richard Shapiro
Founder and Chief Investment Officer
Ridge Run Partners

Kimberly Sheehy
Independent Board Director

Mark Sullivan
Independent Board Director

Bilal Zuberi
Founder and Managing Partner
Red Glass Ventures

Executive Officers

John Kedzierski
President & Chief Executive Officer

Anil Chitkara
Chief Growth Officer & Co-Founder

Chris Kutsor
Chief Financial Officer

Michael Ellenbogen
Chief Innovation Officer & Co-Founder

Robert Marshall
Chief Revenue Officer

Transfer Agent and Registrar
Continental Stock Transfer & Trust Co.
1 State Street, 30th Floor
New York, NY 10004-1561

Web: www.continentalstock.com
Email: cstmail@continentalstock.com
Phone: +1.212.509.4000

Stock Listing
NASDAQ Global Market
Trading Symbol: EVLV

Investor Relations
Evolv Technologies
500 Totten Pond Road, 4th Floor
Waltham, MA 02451

Brian Norris
Senior Vice President of
Finance and Investor Relations
ir@evolvtechnology.com

A copy of Evolv's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, including financial statements and schedules thereto but not including exhibits, as filed with the SEC, will be sent to any stockholder of record on April 21, 2025 without charge upon written request addressed to:

Evolv Technologies Holdings, Inc.
Attention: Secretary
500 Totten Pond Road, 4th Floor
Waltham, Massachusetts 02451